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INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on April 2, 2012

Registration No. 333-173841

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 5

TO

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ESCO CORPORATION
(Exact name of registrant as specified in its charter)

Oregon (State or other jurisdiction of incorporation or organization)	3532 (Primary Standard Industrial Classification Code Number)	93-0989423 (I.R.S. Employer Identification Number)

2141 NW 25th Avenue
Portland, Oregon 97210
(503) 228-2141
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Kevin S. Thomas
Senior Vice President, General Counsel and Corporate Secretary
ESCO Corporation
2141 NW 25th Avenue
Portland, Oregon 97210
(503) 228-2141
(Name, address, including zip code and telephone number,
including area code, of agent for service)

Copies To:
Robert J. Moorman James M. Kearney Stoel Rives LLP 900 SW Fifth Avenue, Ste. 2600 Portland, Oregon 97204 Tel: (503) 224-3380 Fax: (503) 220-2480	Sarah K. Solum Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 Tel: (650) 752-2011 Fax: (650) 752-3611

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

            If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Class A Common Stock			$175,000,000	$20,317.50

(1)
Includes shares of Class A Common Stock that the underwriters have the option to purchase.

(2)
Estimated solely for purposes of determining the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(3)
$20,317.50 previously paid.

            The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated April 2, 2012.

             Shares

ESCO Corporation

Class A Common Stock

          This is an initial public offering of shares of Class A Common Stock of ESCO Corporation.

          ESCO Corporation is offering             of the shares to be sold in the offering. The selling shareholders identified in this prospectus, who include some of our executive officers and directors and shareholders affiliated with some of our directors, are offering an additional             shares. ESCO Corporation will not receive any of the proceeds from the sale of the shares by the selling shareholders.

          Before this offering, there has been no public market for the Class A Common Stock. We estimate the initial public offering price per share will be between $             and $             . We have applied to list our Class A Common Stock on the NASDAQ Global Market under the symbol "ESCO."

          See "Risk Factors" on page 12 to read about factors you should consider before buying shares of the Class A Common Stock.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to ESCO Corporation	$	$
Proceeds, before expenses, to the selling shareholders	$	$

          To the extent that the underwriters sell more than             shares of Class A Common Stock, the underwriters have the option to purchase up to an additional              shares from us at the initial public offering price less the underwriting discount.

          The underwriters expect to deliver the shares against payment in New York, New York on                    , 2012.

Goldman, Sachs & Co.	Morgan Stanley

Wells Fargo Securities	Baird	KeyBanc Capital Markets	BMO Capital Markets

Prospectus dated                    , 2012.

ESCO®

- ESCO wear and replacement parts
- ESCO attachments and wear part carriers

          Through and including                           , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

          Neither we, the selling shareholders, nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby but only in circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

          This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. Before investing in our Class A Common Stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes and the information under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." In this prospectus, unless otherwise indicated or the context otherwise requires, references to "we", "us", "our", the "Company", and "ESCO" refer to ESCO Corporation and its subsidiaries on a consolidated basis.

Our Company

          We are an independent designer, developer and manufacturer of highly engineered wear parts and replacement products used in surface mining, infrastructure development, power generation, aerospace and industrial applications. Our products are often essential to the performance of our customers' capital equipment, which frequently operates continuously in harsh environments and is subject to abrasion, impact, corrosion or extreme temperatures. We have focused on product innovation throughout our nearly 100-year history and as of March 13, 2012 we had 53 U.S. patents and 515 foreign patents, including foreign counterparts to our U.S. patents. We believe our expertise in metallurgy, tribology (the science of wear), design engineering, manufacturing processes and distribution is a core competency.

          We have two operating groups:

Engineered Products Group, or EPG, designs, develops and manufactures wear parts and wear part carriers and provides wear solutions for mining, infrastructure development and other challenging industrial wear applications. EPG wear parts include ground engaging tools, or GET, such as mechanically attached teeth on buckets for earth moving, crusher parts, scrap recycling hammers and dragline rigging. We offer an extensive portfolio of patented GET products. Our wear parts, which typically are consumed in less than one year, represented 79% of EPG net sales in 2011. In addition to wear parts, we also design and manufacture wear part carriers, such as dragline buckets for coal mining. We have a global network of 27 EPG manufacturing facilities and 48 EPG sales and distribution offices in 20 countries. EPG represented $964.9 million, or 86%, of our net sales in 2011.

Turbine Technologies Group, or TTG, manufactures superalloy precision investment cast components used in the aerospace, power generation and other industrial markets, such as blades, vanes and complex structural parts used in aircraft engines and industrial gas turbines. Broad manufacturing and metallurgical capabilities and extensive engineering expertise, backed by the strength of our brand, have enabled TTG to become an important supplier in these markets. In 2011, 70% of TTG net sales were from products used in the "hot gas path" of turbines and considered replacement parts. TTG represented $157.4 million, or 14%, of our net sales in 2011.

Our End Markets

•
EPG. Growth in demand for our EPG products is primarily driven by growing populations and urbanization in emerging markets. These macro trends are driving significant demand for a wide range of commodities. According to the LME Copper Index, the TSI Iron Ore Index and the West Texas Intermediate crude oil market price, from December 2008 to December 2011 prices for copper, iron ore and crude oil were up 150%, 93% and 41%, respectively. The capital expenditure budgets for the top five global mining companies by market capitalization increased an average of 22% in 2012 over 2011.

Our EPG net sales are also driven by demand for new infrastructure in emerging markets and the need to replace aging infrastructure in developed markets. According to Business Monitor International, infrastructure spending globally is expected to grow at a compound annual growth rate of 10% from 2011 to 2015.

•
TTG. Growth in the aerospace market is driven by new aircraft builds and airline traffic. With the recovery in the global economy and growth in airline traffic, aircraft OEMs are increasing production rates and consequently, according to Airline Monitor, engine deliveries are expected to grow 15.0% in 2012 and 6.4% in 2013. Economic growth and increasing urbanization are expected to drive growth for components supporting the power OEM markets. According to Frost & Sullivan, gas turbine sales are expected to increase at a compound annual growth rate of 5.1% from 2010 through 2015.

Our Strengths

•
Well Positioned in Attractive, Diverse and Growing Markets. We serve more than 1,000 customers in the mining, infrastructure development, power generation, aerospace and industrial markets, including the 10 largest global mining companies, and are positioned to benefit from positive secular trends in commodities markets and global infrastructure spending.

•
Broad Portfolio of Innovative, Mission-Critical Products. We sell mission-critical wear parts essential to the productivity of our customers' capital equipment in mining and infrastructure development applications where downtime is expensive. As of March 13, 2012, we had 53 U.S. patents and 515 foreign patents, including foreign counterparts to our U.S. patents.

•
Significant and Growing Installed Base Generates Recurring Sales. We estimate that our EPG products are installed on approximately one-third of the world's surface mining machines. Our consumable, often patented, wear parts are generally an operating requirement for our customers and can require replacement as often as every few weeks, generating recurring sales as parts wear.

•
Well-Established Brand with a Loyal, Diverse Customer Base. The ESCO brand is globally recognized for quality, durability, reliability, safety and superior performance in the most demanding operating conditions, from the high stress and impact of hard rock dredging and the severe abrasion of oil sands, to the extreme temperature ranges of a jet engine. We have served each of our top 10 customers in 2011 for at least 15 years.

•
Global Operations with Local Presence. We have an expansive network of 34 manufacturing facilities, including 17 foundries, and 48 sales and distribution offices. We operate in 21 countries on six continents and maintain a local presence in most of the major mining regions we serve, enabling us to develop deep customer relationships, enhance our logistical capabilities and cross-sell a wide range of products and solutions.

•
Management Team. Our executive officers have an average of over 16 years of experience in our business.

Our Strategies

•
Customer-Driven Innovation. Through ongoing contact with our customers in the field, we intend to continue to develop close relationships that allow us to solve our customers' challenging problems.

•
Expand Our Global Presence. We plan to continue to grow our global operations by expanding alongside customers into key mining and infrastructure development regions, growing our direct sales channel and expanding our manufacturing capacity.

•
Expand Direct Distribution, Selling a Broader Range of Products and Solutions. We will continue to focus on building a direct sales channel in markets where there is a high concentration of mining activity, which we believe will allow us to manage how our products are positioned with customers, provide significant opportunities to cross-sell products and solutions and position us to capture incremental growth and profitability.

•
Increase Our Installed Base. In EPG, we will continue to pursue a "push/pull" strategy to increase first fitments of our branded products on capital equipment, working with OEMs to develop products for first fitment on their machines and with end-customers to create pull through demand for our products.

•
Pursue Strategic Acquisitions. We plan to continue our successful identification, acquisition and integration of businesses we believe will provide us with some or all of the following: foundry capacity in strategic regions, proximity to key customers, enhanced distribution capabilities and complementary products or technologies.

•
Focus on Lean Processes to Drive Continuous Improvement. We will continue to focus on lean processes to drive continuous improvements in all aspects of our business, which we expect will allow us to continue to improve process cycle times, improve safety, increase quality and customer service, and reduce capital requirements, including working capital and capital to increase foundry tonnage.

Selected Risk Factors

          Investing in our Class A Common Stock involves risks. You should carefully read "Risk Factors" beginning on page 12 for an explanation of these risks before investing in our common stock. These risks include:

  •
  our business is subject to changes in general economic conditions;

  •
  our business is affected by cyclicality in the end markets we serve;

  •
  inventory stocking decisions by our customers can exaggerate the effects of changing economic and market conditions on our financial results;

  •
  our production capacity may not be sufficient to meet customer demand;

  •
  we are subject to government regulation, including under environmental laws and regulations, and any violation of or liabilities under these laws and regulations could adversely affect us;

  •
  we operate in highly competitive industries;

  •
  our continued global expansion efforts may not be successful;

  •
  the expansion of our direct sales model may have negative consequences;

  •
  a material disruption to one or more of our manufacturing plants could adversely affect our business and results of operations;

  •
  OEM customers may develop their own product lines or work with our competitors to develop products that compete with ours;

  •
  our business could be adversely affected by our failure to effectively manage proprietary product life cycles and to develop new and innovative products;

  •
  our continued success depends on our ability to protect our intellectual property rights;

  •
  we expect to pay lower dividends than we have historically paid, and we may not pay any dividends; and

  •
  the sole holder of our Class B Common Stock has the right to approve or reject change in control transactions presented to shareholders for approval and may otherwise have the ability to control the outcome of matters submitted to shareholders.

Corporate Information

          We were founded in 1913 in Portland, Oregon and are an Oregon corporation. Our principal executive office is at 2141 NW 25th Avenue, Portland, Oregon 97210, and our telephone number is (503) 228-2141. Our website address is www.escocorp.com. Information contained on or accessible through our website is not incorporated by reference into this prospectus, and should not be considered part of this prospectus. Our website address included in this prospectus is an inactive textual reference only. As of March 1, 2012, we had 5,435 employees worldwide.

          The ESCO logos and other trademarks or service marks of ESCO appearing in this prospectus are the property of ESCO. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of the holders.

EXPLANATORY NOTE REGARDING CHANGES IN OUR CAPITAL STOCK

          In connection with the offering made by this prospectus, we will amend our articles of incorporation to:

  •
  rename our existing authorized Class A Common Stock "Legacy Class A Common Stock";

  •
  authorize the class of common stock, "Class A Common Stock", that is offered by this prospectus;

  •
  authorize blank-check preferred stock;

  •
  amend the terms of the Legacy Class A Common Stock to provide that each share (a) sold in an underwritten public offering (including the offering made by this prospectus) will automatically convert into one share of Class A Common Stock immediately upon the sale, (b) outstanding on the date that is 180 days after the date of this prospectus (the first "Automatic Conversion Date") will automatically convert on that date into one-half share of new Class A Common Stock and one-half share of Legacy Class A Common Stock and (c) outstanding on the date that is 360 days after the date of this prospectus (the second "Automatic Conversion Date") will automatically convert on that date into one share of new Class A Common Stock (subject, in each case, to adjustment for stock splits, stock dividends, recapitalizations and similar events occurring after the offering made by this prospectus); and

  •
  amend the terms of the existing Class B Common Stock to provide that each share will automatically convert upon transfer to a person other than those described below (a) if transferred before the first Automatic Conversion Date, into one share of Legacy Class A Common Stock; (b) if transferred after the first but before the second Automatic Conversion Date, into one-half share of Legacy Class A Common Stock and one-half share of Class A Common Stock; and (c) if transferred on or after the second Automatic Conversion Date, into one share of Class A Common Stock (subject, in each case, to adjustment for any stock splits, stock dividends, recapitalizations and similar events occurring after the offering made pursuant to this prospectus). In addition, each share of Class B Common Stock will automatically convert as set forth in the prior sentence for transferred shares when fewer than 1,368,000 shares of Class B Common Stock are outstanding. The shares of Class B Common Stock are owned by Henry T. Swigert as trustee of the Swigert 2000 Trust and may be transferred without automatic conversion to Henry T. Swigert; any trustee, in the capacity of trustee, of the Swigert 2000 Trust; or any trustee, in the capacity of trustee, of any trust created under the Swigert 2000 Trust. Mr. Swigert is a member of our board of directors.

          Before completing the offering made by this prospectus, we will effect a 32-for-one stock split of Legacy Class A Common Stock and Class B Common Stock by means of a stock dividend. Each share of these classes of stock converts automatically into shares of new Class A Common Stock on the conditions specified in our articles of incorporation and described above. In addition, upon completion of the offering made by this prospectus, all shares of our outstanding Class C Preferred Stock, all of which are held by a trustee on behalf of our Employee Stock Ownership Plan, will convert automatically into 5,970,549 shares of the new Class A Common Stock.

          After giving pro forma effect to the automatic conversion of all shares of Class C Preferred Stock and Legacy Class A Common Stock into Class A Common Stock and the 32-for-one stock split of the Legacy Class A Common Stock and Class B Common Stock, as of December 31, 2011 we would have had outstanding 34,389,589 shares of new Class A Common Stock, 6,668,640 shares of Class B Common Stock convertible into 6,668,640 shares of new Class A Common Stock and no shares of preferred stock.

 THE OFFERING

Class A Common Stock offered by us	shares
Class A Common Stock offered by the selling shareholders	shares
Class A Common Stock outstanding after this offering

             shares or             shares if the underwriters exercise in full their option to purchase additional shares. These share numbers include shares of Legacy Class A Common Stock and Class C Preferred Stock that will convert into a total of 34,389,589 shares of Class A Common Stock after the offering, as described in the "Explanatory Note Regarding Changes to Our Capital Stock."

Class B Common Stock outstanding after this offering	6,668,640 shares
Total Class A Common Stock and Class B Common Stock outstanding after this offering

             shares or             shares if the underwriters exercise in full their option to purchase additional shares. These share numbers include shares of Legacy Class A Common Stock and Class C Preferred Stock that will convert into a total of 34,389,589 shares of Class A Common Stock after the offering, as described in the "Explanatory Note Regarding Changes to Our Capital Stock."

Underwriters' option to purchase additional shares of Class A Common Stock	shares from us and no shares from the selling shareholders
Use of proceeds

We estimate that we will receive net proceeds from our sale of shares of Class A Common Stock of approximately $        million, assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting underwriting discounts and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling shareholders. We intend to use the proceeds for general corporate purposes, including working capital and capital expenditures. We expect to use approximately $50 million of the net proceeds for capital expenditures, including expanding foundry and manufacturing capacity and direct sales and distribution capability. We may also use a portion of the proceeds for acquisitions of businesses to complement or enhance our product offerings and manufacturing capacity. See "Use of Proceeds" for additional information.

Proposed NASDAQ Global Market symbol	ESCO

Risk factors	See "Risk Factors" and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in shares of our Class A Common Stock.

          The number of shares of Class A Common Stock outstanding after the offering made by this prospectus is based on 28,419,040 shares of Legacy Class A Common Stock outstanding as of December 31, 2011 and excludes:

  •
  551,104 shares issuable upon exercise of options outstanding as of December 31, 2011 to purchase Legacy Class A Common Stock at a weighted average exercise price of $1.85 per share;

  •
  shares issuable upon the exercise of stock-settled stock appreciation rights, the number of which will depend upon the fair value of our Class A Common Stock at the time of exercise (             shares assuming a fair value of $         per share, the midpoint of the range set forth on the cover of this prospectus);

  •
  up to 520,512 shares issuable pursuant to performance units, the number of which will depend upon the achievement of specified performance measures; and

  •
  5,122,080 additional shares of Legacy Class A Common Stock reserved for issuance under our 2010 Stock Incentive Plan.

          Unless otherwise indicated, all information in this prospectus reflects and assumes the following:

  •
  the amendment of our articles of incorporation described in "Explanatory Note Regarding Changes in Our Capital Stock";

  •
  the 32-for-one stock split of Legacy Class A Common Stock and Class B Common Stock by means of a stock dividend before the offering made by this prospectus;

  •
  the conversion of all shares of our Class C Preferred Stock into Class A Common Stock as described in "Explanatory Note Regarding Changes in Our Capital Stock";

  •
  no exercise of outstanding options or stock-settled stock appreciation rights, and no issuance of stock pursuant to performance units;

  •
  no exercise of the put rights described in "Description of Capital Stock — Shareholder Agreements"; and

  •
  no exercise by the underwriters of their option to purchase up to             additional shares of Class A Common Stock from us in the offering made by this prospectus.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

          We derived the summary consolidated statement of earnings data for the years ended December 31, 2011, 2010 and 2009 and the summary consolidated balance sheet data as of December 31, 2011 and 2010 from our audited consolidated financial statements and related notes included in this prospectus. Before 2009, we reported on a 52/53-week fiscal year consisting of four 13-week periods and ending on the last Friday of the calendar year. Effective December 27, 2008, we changed to a calendar year. Our fiscal year 2009, however, began on December 27, 2008 and ended on December 31, 2009, resulting in a 370-day year.

          The results indicated below and elsewhere in this prospectus are not necessarily indicative of our future performance. You should read this information together with "Capitalization", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,
(dollars and shares in thousands, except per share data)	2011	2010	2009
Statement of earnings data:
Net sales	$1,122,337	$849,481	$680,390
Cost of goods sold(1)	823,684	626,883	507,115

Gross profit	298,653	222,598	173,275
Operating expenses
Selling and administrative expenses(1), (2)	199,810	147,881	112,535
Restructuring and other(3)	1,008	748	6,332

Operating profit	97,835	73,969	54,408
Interest expense, net	13,780	23,710	26,226
Loss on early extinguishment of debt(4)	—	13,013	—
Other expense (income), net(5)	1,815	(731)	(1,091)

Earnings from continuing operations before income taxes	82,240	37,977	29,273
Income tax expense	27,349	9,423	8,487

Earnings from continuing operations, net of tax	54,891	28,554	20,786
Earnings from discontinued operations, net of tax(6)	—	—	306
Net earnings	54,891	28,554	21,092
Less: net earnings attributable to the non-controlling interest — continuing operations	(6,510)	(4,634)	(2,537)
Less: net earnings attributable to the non-controlling interest — discontinued operations	—	—	(141)

Net earnings attributable to ESCO shareholders from continuing operations	48,381	23,920	18,249
Valuation adjustment on Class C Preferred Stock(7)	13,549	(16,521)	7,933

Net earnings attributable to ESCO common shareholders from continuing operations	$61,930	$7,399	$26,347

Pro forma earnings from continuing operations attributable to ESCO shareholders (unaudited)(8)	$48,381	$23,920	$18,249
Earnings per weighted average share outstanding(9)
Basic earnings per share from continuing operations allocated to ESCO common shareholders	$56.51	$6.81	$24.18
Diluted earnings per share from continuing operations allocated to ESCO common shareholders(10)	$38.61	$6.62	$15.16
Weighted average shares outstanding(9)
Basic	1,096	1,086	1,083
Diluted	1,253	1,118	1,204
Pro forma earnings per share from continuing operations attributable to ESCO shareholders (unaudited)
Basic	$1.23	$0.63	$0.49
Diluted	$1.21	$0.61	$0.47
Pro forma weighted average shares outstanding (unaudited)
Basic	39,200	38,176	37,408
Diluted	40,096	39,200	38,528
Cash dividends declared per common share(11)	$11.00	$11.00	$10.00
Pro forma cash dividends declared per common share (unaudited)(11)	$0.34	$0.34	$0.31

	As of December 31,
	2011 pro forma(12)	2011
Balance sheet data:
Cash and cash equivalents	$56,818	$56,818
Current assets, excluding cash and cash equivalents	390,622	390,622
Property and equipment, net	195,122	195,122
Total assets	854,230	854,230
Current liabilities, excluding the current portion of long-term debt	184,435	184,435
Total debt	290,575	290,575
Contingently redeemable equity securities(12)	2,720	231,734
Total equity (deficit)(12)	274,807	45,793

	Year ended December 31,
	2011	2010	2009
Other data:
Adjusted EBITDA(13)	$160,924	$127,780	$99,497
Adjusted EBITDA margin(13)	14.3%	15.0%	14.6%
Adjusted net earnings from continuing operations(14)	$67,495	$49,493	$31,234

(1)
ESOP non-cash compensation costs are included in cost of goods sold and selling and administrative expenses. See "Description of Employee Stock Ownership Plan."

(2)
The mark to market on stock-appreciation rights (SARs), an expense of $7.0 million, $7.7 million and $0.0 million in 2011, 2010 and 2009, respectively, is included in selling and administrative expenses.

(3)
Restructuring and other costs included expenses related to: in 2011, reductions in force to eliminate redundancies related to a partial facility relocation and acquisitions; in 2010, the closure of our Saskatoon, Saskatchewan foundry; and in 2009, personnel reductions and the closure of our West Jordan, Utah plant and the Saskatoon, Saskatchewan foundry.

(4)
Loss on early extinguishment of debt primarily includes the write-off of $4.0 million of unamortized loan costs and the early redemption call premium of $8.6 million paid upon redemption of $300.0 million principal amount of senior unsecured notes in December 2010 as part of our debt refinancing. Debt extinguishment costs also include $0.4 million of unamortized costs associated with our asset-backed line of credit cancelled in November 2010 as part of our debt refinancing.

(5)
Other expense (income), net primarily includes foreign exchange losses and gains on settlement transactions of foreign denominated accounts receivable and accounts payable. Other expense in 2009 includes $0.3 million of insurance retention expenses.

(6)
Discontinued operations for 2009 includes earnings from ESCO Soldering Locacoes de Marquinas e Equipmentos Ltda, which we divested in June 2009 as part of the transaction that resulted in our acquisition of 100% ownership of ESCO Soldering, now known as ESCO Brazil.

(7)
Valuation adjustment of Class C Preferred Stock is the mark to market change of the redemption value of the shares of Class C Preferred Stock classified as contingently redeemable equity securities on our balance sheet. The corresponding offset is a change in our retained earnings. Upon the conversion of Class C Preferred Stock into Class A Common Stock in connection with the offering made by this prospectus, the stock will be reclassified from contingently redeemable equity securities to shareholders' equity and this valuation adjustment will no longer be included in our financial statements.

(8)
Pro forma earnings from continuing operations attributable to ESCO shareholders reflects the reclassification from contingently redeemable equity securities to shareholders' equity of Class C Preferred Stock and Legacy Class A Common Stock subject to contingent repurchase obligations. See "Description of our Employee Stock Ownership Plan" and "Description of Capital Stock."

(9)
Shares outstanding data reflect the changes in our capital structure that will occur before we complete the offering described in this prospectus; other per share data do not. See "Explanatory Note Regarding Changes in Our Capital Stock."

(10)
Diluted earnings per share includes the weighted average number of shares of Class C Preferred Stock outstanding and the incremental shares that would be issued upon the assumed exercise of stock options for the period they were outstanding.

(11)
See "Dividend Policy." Pro forma cash dividends per common share gives effect to the 32-for-one stock split.

(12)
Pro forma gives effect to changes to "contingently redeemable preferred equity securities" that result from the offering made by this prospectus. Contingently redeemable equity securities are redeemable upon the holder's retirement at age 65, death or disability. See "Description of Capital Stock — Shareholder Agreements" and

  "Description of Employee Stock Ownership Plan." The presentation reflects shares of Class C Preferred Stock and Legacy Class A Common Stock at their redemption value. Shares of Class C Preferred Stock automatically convert into shares of the Class A Common Stock upon the completion of the offering made by this prospectus. Shares of Legacy Class A Common Stock automatically convert on a one-for-one basis into shares of the Class A Common Stock over a period of up to 360 days as described in "Explanatory Note Regarding Changes in Our Capital Stock." Upon the termination of our repurchase obligation, which will occur (a) with respect to approximately 5,190,144 shares of the Legacy Class A Common Stock, upon completion of the offering made by this prospectus, (b) with respect to 121,216 shares of Legacy Class A Common Stock subject to the repurchase obligation and all of the shares of Class C Preferred Stock, upon their conversion into Class A Common Stock and (c) with respect to 2,176 shares of Legacy Class A Common Stock subject to the repurchase obligations, 30 days after their conversion into Class A Common Stock, the stock will be reclassified from contingently redeemable equity securities to shareholders' equity.

(13)
Adjusted EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization and non-operating expense (income), adjusted to add back ESOP non-cash compensation expenses, SARs mark to market expense, unrealized (gains) losses on long-term investments, and certain restructuring charges. Adjusted EBITDA margin is adjusted EBITDA divided by net sales. Adjusted EBITDA and adjusted EBITDA margins have limitations as analytical tools. Adjusted EBITDA is not intended to represent net earnings, earnings from continuing operations, net of tax, or cash flow from operating activities as these terms are defined by generally accepted accounting principles in the United States and should not be used as an alternative to net earnings as an indicator of operating performance or to cash flow as a measure of liquidity. Adjusted EBITDA and adjusted EBITDA margin may not be comparable to similarly titled measures of other companies because other companies may not calculate those measures in the same manner we do. We have included adjusted EBITDA and adjusted EBITDA margin in this prospectus because we believe they are useful to investors in evaluating our operating performance for the following reasons:

•
Our management uses these measures in conjunction with GAAP financial measures as part of our assessment of our business and in communications with our board of directors concerning our financial performance;

•
These measures provide consistency and comparability with our past financial performance, facilitate period-to-period comparisons of operations and facilitate comparisons with peer companies, many of which use similar non-GAAP financial measures to supplement GAAP disclosure; and

•
These measures exclude non-cash charges, such as depreciation, amortization, ESOP compensation expense and SARs mark to market expense, and those non-cash charges in any specific period may not directly correlate to the underlying performance of our business operations and can vary significantly from period to period.

The following table reconciles earnings from continuing operations, net of tax to adjusted EBITDA for the periods indicated.

	Year ended December 31,
(dollars in thousands)	2011	2010	2009
Earnings from continuing operations, net of tax	$54,891	$28,554	$20,786
Add (Subtract):
Interest (net) and loss on early extinguishment of debt	13,780	36,723	26,226
Income tax expense	27,349	9,423	8,487
Depreciation and amortization(a)	33,683	27,479	25,113
Other expense (income)	1,815	(731)	(1,091)
ESOP non-cash compensation expense(b)	19,455	17,259	16,504
SARs mark to market(c)	7,020	7,678	—
Unrealized (gains) losses on long-term investments(d)	860	(1,953)	(2,860)
Restructuring and other(e)	1,008	748	6,332
Other(f)	1,063	2,600	—

Adjusted EBITDA	$160,924	$127,780	$99,497

(a)
Depreciation and amortization excludes the amortization of debt issuance costs, which are included in interest (net).

(b)
We recognize non-cash compensation expense equal to the fair value of the Class C Preferred Stock released as security for the loan to the ESOP and allocated to participant accounts. A portion of the ESOP non-cash compensation expense is allocated to cost of goods sold and a portion is allocated to selling and administrative expenses, based on the number of shares allocated to the accounts of manufacturing employees and other employees. See "Description of Employee Stock Ownership Plan."

(c)
Each quarter, we record the mark to market change in the value of our SARs. Our determination of fair value takes into account, among other factors, the valuation by the independent valuation firm used by the ESOP trustee. We add this back to derive adjusted EBITDA because it is a non-cash expense. In 2011, we changed our SARs long-term incentive program to use stock-settled grants. The grant date fair value of an award will be amortized over the required service period. 92.6% of our cash-settled SARs were converted to stock-settled SARs in 2011. As a result, beginning in the second quarter of 2011, those awards are not required to be marked to market. Any impact to expense from this conversion will be amortized over the remaining service period for the unvested awards.

(d)
Unrealized (gains) losses on long-term investments represents the mark to market on investments held to fund our deferred compensation and supplemental executive retirement programs.

(e)
Restructuring and other costs included expenses related to: in 2011, reductions in force to eliminate redundancies related to a partial facility relocation and acquisitions; in 2010, the closure of our Saskatoon, Saskatchewan foundry; and in 2009, personnel reductions and the closure of our West Jordan, Utah plant and the Saskatoon, Saskatchewan foundry.

(f)
The expense in 2010 represents the estimated cost of removing an accumulation of solid waste at our Port Hope, Ontario, Canada facility. We plan to complete the removal within a five-year period. This expense is included in selling and administrative expenses in our consolidated financial statements. The expenses for 2011 primarily represent costs incurred related to our initial public offering and are included in selling and administrative expenses in our consolidated financial statements.

  The most closely comparable GAAP measure to adjusted EBITDA margin is operating profit margin (adjusted EBITDA divided by net sales). The following table sets forth the inputs for, and the results of, these calculations.

	Year ended December 31,
(dollars in thousands)	2011	2010	2009
Net sales	$1,122,337	$849,481	$680,390
Operating profit	97,835	73,969	54,408
Adjusted EBITDA	160,924	127,780	99,497

Operating profit margin	8.7%	8.7%	8.0%
Adjusted EBITDA margin	14.3%	15.0%	14.6%
(14)
We define adjusted net earnings from continuing operations as net earnings from continuing operations attributable to ESCO shareholders plus loss on early extinguishment of debt, net of tax; SARs mark to market expense, net of tax; and ESOP non-cash compensation expense, net of tax. The adjustments assume a 35% tax rate. We have included adjusted net earnings from continuing operations in this prospectus because it represents a basis upon which our management assesses financial performance and may provide a more complete understanding of the factors and trends affecting our business.

The following table reconciles net earnings from continuing operations attributable to ESCO shareholders to adjusted net earnings from continuing operations.

	Year ended December 31,
(dollars in thousands)	2011	2010	2009
Net earnings from continuing operations attributable to ESCO shareholders	$48,381	$23,920	$18,249
Loss on early extinguishment of debt, net of tax	—	8,458	—
SARs mark to market, net of tax	4,563	4,991	—
ESOP non-cash compensation expense, net of tax	12,646	11,218	10,728
Unrealized (gain) loss on investments, net of tax	559	(1,270)	(1,859)
Restructuring and other, net of tax	655	486	4,116
Other, net of tax	691	1,690	—

Adjusted net earnings from continuing operations	$67,495	$49,493	$31,234

RISK FACTORS

          Investing in our Class A Common Stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus, including our consolidated financial statements and the related notes, before making a decision to invest. If any of the events or circumstances described below occurs, our business, operating results, financial condition or growth prospects could be materially and adversely affected. In those cases, the trading price of our Class A Common Stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

Our business is subject to changes in general economic conditions.

          Our results of operations are materially affected by the conditions in the global economy and in the global capital and credit markets. Recessions, downturns and other negative economic conditions around the world may significantly affect our profits as a result of increases in costs of materials, reduced sales, restructuring costs and challenges in receivables collections and other important elements of our business. The effect of changing economic conditions may not be immediate. For example, in 2009 our net sales decreased by $260 million compared to 2008, which we believe resulted primarily from the economic downturn that began in 2008. Similarly, changes in a local economy's business conditions, exchange rates or inflation can affect our customers and their decisions and ability to purchase products, which in turn affects our net sales. Further, market volatility, unpredictable government interventions in various industries and financial markets, increased regulation and difficult economic conditions may also make it harder or impossible for us to access capital and credit markets to fund operating needs on acceptable terms.

Our business is affected by cyclicality in the end markets we serve.

          We make significant decisions based on our outlook on business activity in the mining, infrastructure development, power generation, aerospace and industrial markets we serve. These decisions include the levels of business that we seek and accept, production schedules, raw materials and other component commitments, personnel needs and other resource requirements. Each of the principal end markets we serve is cyclical, and our outlook on business activity in our markets may fail to predict accurately the timing, nature and extent of changing market conditions. Many factors affect these markets, including, for example, the level of production, levels and locations of mineral deposits, commodity prices, substitution of new or competing inputs and methods, level of air traffic and government regulations and tax policies. As a result of cyclicality in the end markets we serve, we have experienced, and we will experience, significant fluctuation in our net sales and operating profit. Further, the end markets for EPG and TTG vary substantially, and improvements in one may not be accompanied by similar changes in the other.

Inventory stocking decisions by our customers can exaggerate the effects of changing economic and market conditions on our financial results.

          Many of our customers maintain an inventory of our products for use or resale. Purchases of our products by these customers may differ materially, at least for periods measured in months rather than years, from amounts required to maintain a steady level of inventory. As a result, their purchases from us may be at a lower rate than the rate of their sale or use of the product as they "destock" in anticipation of a downturn in the economy generally or in their particular market. Conversely, when they purchase products from us to build inventory levels, because they anticipate future increased net sales or for other reasons, the resulting growth in our net sales may be temporary and a misleading indicator of future results. For example, we believe the decrease in net sales from 2008 to 2009 and subsequent increases from 2009 to 2010 and from 2010 to 2011 were exaggerated by inventory destocking and restocking by our customers in response to significant changes in most commodity prices. Restocking purchases may be further exaggerated by customer concerns about delayed product delivery times. See "— Our production capacity may not be sufficient to meet customer demand."

Our production capacity may not be sufficient to meet customer demand.

          Many of the products we supply are mission-critical parts, the loss of which may result in lost productivity and significant costs for our customers. If we are unable to anticipate production demand for these parts or adequately increase production if demand increases, our delivery times could be delayed. We have experienced increased lead times, the times for which commitments for deliveries to customers can be made by our sales representatives, because customer demand is outstripping our ability to supply products on a timely basis. We estimate that customer demand has led to extended lead times for products that represented approximately 45% of EPG net sales in 2011. In 2010, we estimate the average lead time for mining GET products was about eight weeks; at the end of 2011, the average lead time was about 16 weeks, and the lead time for some products was as long as 29 weeks. We have not experienced significant order cancellations to date; however, if our lead times are significantly longer than those of our competitors, that could adversely affect our sales and results of operations. If we continue to experience significant delays in product delivery, our customer relationships and reputation for reliability could suffer, and current and potential customers may purchase parts from one of our competitors as a result. In February 2012, we settled a dispute with Caterpillar, Inc., one of our largest customers by sales, about our obligations to fill orders for it ahead of other customers. We agreed to increase our manufacture of products for Caterpillar in the first half of 2012, which will increase product lead times for some of our other customers in the short term. We expect this shift in product mix will adversely affect our profit margins and adjusted EBITDA in the second quarter of 2012. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Trends, Opportunities and Challenges."

A material disruption to one or more of our manufacturing plants could adversely affect our business and results of operations.

          We produce our products at manufacturing plants around the world. If operations at one or more plants are disrupted as a result of equipment failures, natural disasters, work stoppages, power outages, acts of terrorism or other reasons, our business and results of operations could be adversely affected. Acts of terrorism, for example, have caused in the past and may in the future cause a decline in the airline industry, which is likely to affect our TTG business. Interruptions in production would increase costs and reduce sales. Our facilities are also subject to the risk of catastrophic loss due to earthquakes, fires, explosions or adverse weather conditions, including hurricanes and tornadoes. Any interruption in production capability could require us to make large capital expenditures to remedy the interruption, which could negatively affect our profitability and cash flows. These events could affect our manufacturing and distribution capabilities and, because we specialize our manufacturing processes at our foundries and fabrication facilities and often have limited backup operations, an event that affects one facility could have an exaggerated effect on our ability to meet production demands and our sales. In addition, these events also could result in delays or cancellations of customer orders, or the delay in the manufacture, deployment or shipment of our products, which would adversely affect our business, financial condition and results of operations. Lost sales may not be recoverable under our insurance policies and longer-term business disruptions could result in a loss of customers. If this occurred, future sales could be adversely affected.

We operate in highly competitive industries.

          We compete on a variety of factors, including productivity, design and performance, technology, metallurgical expertise, reliability, customer relationships, delivery lead times and price. Some of our competitors are larger, have greater financial resources and are less leveraged than we are or may develop products or services that put us at a disadvantage. Our effectiveness in managing our manufacturing efficiency and our costs are key factors in determining our future profitability and competitiveness.

OEM customers may develop their own product lines or work with our competitors to develop products that compete with ours.

          Some of our products compete with products manufactured and sold by our OEM customers. This competition could damage our relationships with those OEMs. OEMs may also develop new product lines or work with our competitors to develop product lines. If that occurs, our results of operations could suffer due to lost sales to the OEMs and increased competition.

Our business could be adversely affected by our failure to effectively manage proprietary product life cycles and to develop new and innovative products.

          Many of our products are protected by patents in key regions around the world. We manage product life cycles by managing the patent life of our products and by focusing research and development spending to develop proprietary products to replace those that will lose their patent protection. Our effectiveness in managing this process is a key factor in determining our future profitability and competitiveness.

          In addition, to remain competitive, we must continue to develop new and innovative products that meet our customers' changing requirements. Our future growth will depend, in part, on our ability to address the increasingly demanding needs of our customers by enhancing our products and timely developing and selling new products. If we are not successful in these efforts, if we experience difficulties that delay or prevent these efforts, or if our new products or enhancements do not achieve market acceptance, our business could be adversely affected.

Our continued success depends on our ability to protect our intellectual property rights.

          We rely on a combination of nondisclosure, confidentiality, invention assignment and other types of agreements, and trade secret, trademark, copyright and patent law to establish, maintain, protect and enforce our intellectual property rights. These measures may be inadequate to protect our intellectual property rights, and any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated by others. For example, some of our patent applications may not be approved and some issued patents may not adequately protect our intellectual property or provide us with a competitive advantage. In addition, parties, including customers, have challenged, and may in the future seek to challenge, our intellectual property, and we may be unable to successfully defend our intellectual property. Furthermore, our contracts may not effectively prevent disclosure or use of our confidential information or provide an adequate remedy in the event of unauthorized disclosure or use of our confidential information. In addition, when terminated, these contracts provide for continued protection of our confidential information and trade secrets only for a limited period of time. Others may independently discover our trade secrets and proprietary information or exploit our trade secrets after the expiration of contractual protections for those trade secrets, and in those cases we could not assert any trade secret rights against those parties or others to whom those parties disclose our trade secrets. To the extent our employees, contractors or other parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to determine the scope of and enforce our intellectual property rights, and even litigation we initiate could result in the narrowing or invalidation of the intellectual property rights we seek to enforce. In addition, the laws of some countries do not protect intellectual property rights to the same extent as the laws in the United States. Our expansion into some emerging markets may increase the risk of intellectual property infringement due to, among other things, the presence of independent firms called "will-fitters" that may produce copies of our products. Therefore, in some jurisdictions, we may be unable to adequately protect our intellectual property, even if intellectual property laws purport to offer adequate protection, against unauthorized copying or use, which could adversely affect our competitive position. The inability to protect our proprietary information and enforce our intellectual property rights could have an adverse effect on our business, financial condition and results of operations.

          In addition, parties may claim that we, our customers, licensees or other parties indemnified by us are infringing upon their intellectual property rights. Even if we believe claims are without merit, they can be time-consuming and costly to defend. Claims of intellectual property infringement also might require us to redesign affected products or technologies, enter into costly settlement or license agreements or pay costly damage awards, or face a temporary or permanent injunction prohibiting us from using certain of our technologies or marketing or selling certain of our products. Even if another party has agreed to indemnify us against these costs, it may not be able to do so. If we cannot or do not license the infringed technology on reasonable pricing terms or at all, or substitute similar technology from another source, our business, financial condition and results of operations could be adversely affected.

Our continued global expansion efforts may not be successful.

          We intend to continue to pursue expansion of our international operations and international sales and marketing activities. Expansion in international markets requires significant management attention and resources. We may form relationships with local partners in connection with our international expansion, and disputes with local partners may adversely affect our business.

          In addition, we may be unable to scale our infrastructure effectively in these markets, which would cause our results to suffer. We may not be able to hire, train, retain and manage required personnel, which may limit our international growth. We will also face significant competition from multinational and local companies. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, local customers and more established local brand names.

          We have taken steps to expand our direct presence in Australia and in South Africa, where our relationships with licensees have recently expired. Our investments in these areas, including investments in foundry capacity and in personnel, may not be sufficient to allow us to compete effectively in those markets or with our former licensees. In addition, if we are not able to build our operations in these territories to meet customer demand, including customers that have operations in other areas of the world, our reputation and results of operations in these areas and in other geographies may suffer.

The expansion of our direct sales model may have negative consequences.

          We employ a diversified distribution model that includes direct sales, a network of independent dealers, licensees and OEMs. Our network of independent dealers and our licensees are important to our success. In recent years, however, we have grown our direct sales channel, particularly in markets where there is a high concentration of mining activity. The percentage of our EPG net sales through direct channels grew from approximately 37% in 2007 to approximately 54% in 2011. This increased direct sales effort may be unsuccessful or adversely affect our relationships with dealers and licensees, which could harm our business.

Our ability to recover increased costs resulting from price increases in raw materials may be limited.

          Price increases for steel and other raw materials have occurred and will occur again. Prices for raw materials may be influenced by competitors, trends in our markets, private or government cartels, world politics, natural disasters, unstable governments in exporting nations and inflation. We may not be able to adjust product prices, especially in the short term, to recover the costs resulting from price increases.

Our operations may be affected by government policies and spending.

          Government policies on taxes and spending affect our businesses. Throughout the world, government spending finances infrastructure development, such as highways, airports, sewer and water systems and dams. Tax regulations determine depreciation lives and the amount of money potential customers can retain, both of which influence spending decisions. Developments more unfavorable than anticipated, such as declines in government revenues, decisions to reduce public spending or increases in taxes, could negatively affect our results.

          Our business plans typically reflect assumptions about the stability or strength of local economies and the interest rates, exchange rates and inflation in a number of countries. To the extent government intervention is different than we anticipate, the fiscal and monetary mechanisms can cause market demand to change materially from our forecasts. For example, interest rates affect the ability of customers to finance capital equipment purchases and can change the optimal time to keep capital equipment in operation. As a result, monetary policies, such as increases in interest rates higher than those assumed by us, could result in lower net sales than anticipated.

We may incur penalties and experience other adverse effects on our business for a violation of OFAC regulations.

          In June 2011, we learned that a foundry operated by one of our foreign subsidiaries had been purchasing and using material from a distributor that obtained the material from a supplier that procured the source material from Cuba. The purchase and sale of material originating in Cuba by a subsidiary of a U.S. corporation, wherever the subsidiary is located, is prohibited by laws and regulations governing the U.S. embargo of Cuba, which are administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (OFAC). We voluntarily reported the violation to OFAC, stopped purchasing from the distributor, temporarily halted production at the foundry and sequestered all inventory containing Cuban material pending receipt of an OFAC license to sell the inventory. In July 2011, we resumed production at the foundry with material provided by another supplier and subsequently received a license to sell most of the inventory that contained Cuban material.

          OFAC has been investigating the violation, and we continue to work with OFAC and respond to its requests for additional information. Penalties for violations of OFAC regulations can be significant because they are determined on a per violation basis; each separate purchase of the material and each separate sale of a product containing the material in the five years before the assessment of the penalty could subject us to a penalty of up to $65,000. OFAC has wide discretion to settle claims for violations. We have not established a reserve for a potential penalty and we do not know if OFAC will assess a penalty. See Note 18 — Commitments and Contingencies, to our Consolidated Financial Statements. If we are penalized, we believe, after consultation with legal counsel, the penalty would not exceed $5.5 million; however, any assessed penalty could be materially higher. Further, the OFAC investigation may take many months to complete, and we do not know when OFAC will make a final determination. We may suffer other adverse effects on our business as a result of the violation and our efforts to improve our compliance procedures, including legal costs and harm to our reputation.

          Although we have enhanced our compliance procedures in response to this violation, the enhanced procedures do not guarantee compliance, and any future violations could have adverse effects on our business.

We may be adversely affected by government regulations.

          We are subject to government regulations in the countries where we operate. We incur additional legal compliance costs associated with our international operations and could become subject to penalties in foreign countries if we do not comply with local laws and regulations, which may be substantially different from those in the United States. We are also subject to U.S. government laws and regulations affecting our international activities, including those relating to bribery of foreign government officials, import-export control, trade sanctions and repatriation of earnings. Although we have policies and procedures designed to ensure compliance with these laws and regulations, the policies and procedures do not guarantee compliance and our employees, contractors and agents could take actions in violation of our policies, which could have an adverse effect on our business. For example, we recently discovered an OFAC violation at a foundry operated by one of our foreign subsidiaries. See "— We may incur penalties and experience other adverse effects on our business for a violation of OFAC regulations." We took immediate action when we became aware of the violation, and we have enhanced our compliance procedures in response to this recent experience.

          Approximately 58% of our employees are located outside the United States. We are subject to changes in foreign laws governing our relationships with our employees, including wage and hour laws and regulations, fair labor standards, unemployment tax rates, workers' compensation rates, citizenship requirements and payroll and other taxes.

          We engage primarily in heavy industrial manufacturing. Our customers are engaged primarily in industrial activities, including mining, infrastructure development, power generation and aerospace. As a result of the wide array of applicable regulations and laws, our and our customers' operations could be disrupted or curtailed. The high cost of compliance with environmental, health, safety and other regulations may also induce us or our customers to discontinue or limit operations. As a result of these factors, our ability to operate and our customers' demand for our products could be substantially and adversely affected.

Our international operations are subject to many uncertainties.

          Our international operations are subject to political, economic, legal and other uncertainties that could adversely affect our business. A key part of our long-term strategy is to increase our manufacturing, distribution and sales presence in international markets. In 2011, 60.6% of our sales were to customers outside the United States.

          In addition to other general business risks, risks faced by our international operations include, among others, political, regulatory, judicial and business instability; less reliable or nonexistent physical, financial and legal infrastructures; differing environmental standards; currency exchange fluctuations; and restrictive trade rules, such as tariffs and currency controls.

          We take steps to monitor and respond to these risks. However, the fixed nature of the capital investments at many of our facilities and the fixed locations of many of our customers, in particular those in the mining industry, limits our ability to quickly alter our sales, supply chain, operational and purchasing efforts in response to political, regulatory or economic changes. As a result, we may suffer an impairment or loss of facilities or investment or we may find our ability to access and use our capital significantly restrained.

We are exposed to foreign currency risks.

          We conduct a significant number of transactions in currencies other than the U.S. dollar, and we are exposed to the effects of fluctuations in those currencies. Changes in the value of major foreign currencies, particularly the Australian dollar, Brazilian Real, Canadian dollar, Chinese Renminbi, Euro and South African Rand, relative to the U.S. dollar can significantly affect net sales and our operating results. Generally, our revenues and operating results are adversely affected when the U.S. dollar strengthens relative to other currencies and are positively affected when the U.S. dollar weakens. In addition, we incur foreign currency transaction gains and losses, primarily related to transactions with and between our subsidiaries. If we increase our international sales, the percentage of our net sales denominated in local currencies will increase. Although we may engage in hedging to mitigate the effect of exchange rate fluctuations, hedging transactions may not be available or may be ineffective. In addition to the direct effect of changes in exchange rates, those changes also indirectly affect the unit sales volume and foreign currency pricing of our products as we compete with products that are affected differently by the same currency exchange rate fluctuations. To the extent our related costs are denominated in other currencies, our margins may be affected by fluctuations in those currencies. We do not engage in cash flow hedging to mitigate this risk. Furthermore, currency controls, devaluations, trade restrictions and other disruptions in currency convertibility and in the market for currency exchange could limit our ability to convert sales made abroad into U.S. dollars in a timely way. This could adversely affect our ability to service our U.S. dollar indebtedness, fund our U.S. dollar costs, finance capital expenditures and pay dividends on our capital stock.

We are subject to environmental laws and regulations, and any violation of, litigation relating to or liabilities under these laws and regulations could adversely affect us.

          We are subject to federal, state, provincial, regional, local and foreign laws and regulations relating to the protection of health, safety and the environment, including those governing emissions and discharges to the ground, air and water; handling and disposal practices for solid and hazardous wastes; the cleaning of contaminated sites; and the maintenance of a safe workplace. We are also required to obtain environmental permits from governmental authorities for some aspects of our foundry and manufacturing operations. These permits typically have terms of several years and are subject to renewal and modification, which could include additional requirements or restrictions. We may be unable to comply with all permit terms or renew our permits on a timely basis or at all. Furthermore, we could incur substantial costs or suffer reduced production capacity as a result of noncompliance with, or liability for cleanup or other costs or damages under, these permits or under environmental laws. We have in the past been required to pay fines in connection with permit violations. We could also be held liable for any consequences arising out of human exposure to hazardous materials, including asbestos, or other environmental damage.

          The U.S. Superfund law and similar state and foreign laws and regulations impose liability on entities that own or operate, or previously owned or operated, contaminated property; cause or caused contamination; or send or sent wastes to disposal facilities that become contaminated. The cleanup of contaminated sites can be expensive, and these laws may impose liability for the entire cost on any one party, particularly if other parties are unable to pay. As a result of our current and former ownership and operation of facilities and our disposal of wastes, we could incur substantial liability even if we are unaware of, or are not responsible for, releases of hazardous materials at our current or former sites, or we could suffer reduced production capacity or other costs or damages. We may be required to expend amounts for investigation and cleanup of contamination, which amounts we cannot determine at the present time but may ultimately prove to be significant. For example, in January 2008 we received a questionnaire from the Environmental Protection Agency, or the EPA, regarding historical operational practices in connection with the Portland Harbor Superfund site. The EPA sent the questionnaire to approximately 300 businesses located along the

Willamette River in Oregon. In March 2010, the EPA named us as one of more than 100 businesses to date that are potentially responsible parties for this site. The current aggregate clean-up cost to be allocated among responsible parties is estimated to be in excess of $2 billion. We have entered into a participation agreement with a group of named potentially responsible parties and other companies under which we admit to no liability. The agreement provides a framework to determine how to allocate cleanup costs among the parties to the agreement if the EPA finds them responsible. The inability of a party to pay its portion of assessed costs may result in increased costs to other parties. We are also participating in a process with other potentially responsible parties to quantify and potentially allocate natural resource damages claims with respect to the site. We cannot accurately predict our ultimate liability with respect to the Portland Harbor Superfund site at this time, but it could be substantial if the EPA determines we are a responsible party for this site.

          Environmental laws are complex, change frequently and have tended to become more stringent over time. Our costs of complying with current and future environmental laws, and our liabilities arising from past or future releases of, or exposure to, hazardous materials may adversely affect our business, financial condition or results of operations. In addition, increased environmental regulation of the industries to which we market could increase our customers' costs and adversely affect our net sales.

Regulatory effects of climate change could adversely affect our business.

          Our operations emit carbon dioxide and other greenhouse gases (GHG). Laws and regulations with respect to GHG emissions have been, and may be, adopted at the federal, state, provincial, regional and local levels in the United States and other countries where we operate. These laws, regulations and initiatives could result in additional costs to us, in the form of taxes or emission allowances, or could otherwise adversely affect our operations. For example, the EPA regulates GHG emissions under the Clean Air Act. Under EPA regulations finalized in May 2010, the EPA regulates GHG emissions from certain stationary sources. Under these regulations, any existing source that emits at least 75,000 tons per year of GHGs will be required to have a Title V operating permit under the Clean Air Act. Sources that already have a Title V permit, including our U.S. EPG foundries, will have GHG reporting provisions added to their permits upon renewal. Title V permits require renewal every five years. The permit for our Portland, Oregon foundries is subject to renewal in 2017; the permit for our Newton, Mississippi foundry is subject to renewal in 2014. Additionally, construction permits for new major sources of GHG emissions and GHG sources that undergo major modifications require the implementation of best available control technology for the control of GHG emissions. Finally, the EPA could reduce the 75,000 tons per year GHG threshold referenced above. The effect of any current or future GHG regulation or initiatives on our global businesses and products could be significant, could require us to incur substantial costs and could otherwise affect our business, financial condition and results of operations.

Loss of or failure to recruit and develop skilled personnel could have an adverse effect on our business.

          Our ability to provide high-quality products and services depends in part on our ability to recruit and retain skilled personnel in the areas of management, product engineering and manufacturing, service and sales. The loss of the services of key personnel, or the failure to effectively implement succession plans, could have a significant negative effect on our business, particularly if we are unable to retain the customer relationships and technical expertise provided by our management team and personnel.

Our operations and products expose us to potential liability.

          We engage primarily in heavy industrial manufacturing. Some of our manufacturing processes involve high pressures, hot metal and other materials and equipment that present safety risks to our employees. Although we employ safety procedures in the design and operation of our facilities, accidents involving death or serious injury could occur. Any uninsured liability resulting from an accident could have an adverse effect on our business, financial condition or results of operations.

          Our business exposes us to possible claims for personal injury or death and property damage resulting from the use of products we manufacture. We maintain product liability and other insurance to cover claims of this nature. Our policies, however, are subject to deductible and recovery limitations and do not cover every contingency. Claims brought against us that our insurance does not cover or that exceed our insurance coverage could have an adverse effect on our business, financial condition or results of operations.

Our business involves risks associated with complex manufacturing.

          Few suppliers can provide the sophisticated and high-value equipment we use in our manufacturing plants. For example, at our TTG facilities, some of our investment casting furnaces and spare parts can only be purchased from a limited number of suppliers. Moreover, the competitive nature of our businesses requires us to periodically implement process changes to improve products and manufacturing efficiencies. These process changes may result in production delays, quality concerns and increased costs. Equipment failures or disruption of operations at our facilities, particularly at facilities where we do not have redundant capacity, may result in production delays, sales loss and significant costs.

Our manufacturing operations rely on the continued supply of raw materials and manufactured components.

          To reduce costs and inventories, we sometimes rely on preferred vendors as a sole source for raw materials and manufactured components. In addition, we use some raw materials that are only found in a few locations in the world, including metals such as cobalt, nickel, tantalum and molybdenum required for the alloys used in some of our castings.

          In EPG, we have single suppliers for the cast and rubber components for the pins for locking systems for some of our tooth system, and sleeves for rigging casting. Disruptions in the supply of these products could affect our operations and require us to incur additional costs to identify those supplies or, in the case of cast components for locking pins, produce them ourselves. We typically purchase our commodity supplies on a purchase order basis, even where we have a written contract that governs the general terms of purchases.

          Delays in delivery of raw materials by TTG's suppliers could affect our business or our results of operations. Under typical arrangements with customers, some of TTG's manufacturing processes, including its supply sources for critical materials, are "fixed" once the production processes are approved by the customer. TTG may not change some of its suppliers without customer approval; if the supplier does not make timely delivery, shipment of products and our recognition of net sales could be delayed. Changing suppliers may be difficult because there are limited alternative suppliers in the market for some alloys, such as cobalt and nickel based super-alloys. Approximately 90% of TTG's purchases of alloys in 2011 were directly from suppliers owned by competitors of TTG which also sell alloys in the open market to TTG and to other investment castings manufacturers.

          While we regularly assess the ability of these vendors to deliver as contracted, because we maintain relatively low raw material inventories, even brief unanticipated delays in delivery by suppliers may adversely affect our ability to fill orders and could thereby affect our business or our results of operations.

Acquisitions present many risks, and we may not realize our financial and strategic goals for those transactions.

          We intend to continue to acquire businesses we believe will enhance our operations and profitability. We may not, however, be able to find suitable businesses to purchase or to obtain the financing to complete future strategic transactions. Acquisitions may present financial, managerial and operational challenges, including diversion of management attention from existing businesses, difficulty integrating personnel, acquired technologies or products and financial and other systems, increased expenses, failure to retain customers, assumption of unknown liabilities and indemnities and potential disputes with the sellers. Our use of cash for acquisitions may limit other uses of our cash, including stock repurchases, dividend payments and retirement of indebtedness. If we are unable to complete these transactions, or successfully integrate and grow acquisitions and achieve contemplated synergies, net sales growth and cost savings, our financial results could be adversely affected. We may significantly increase our interest expense, leverage and debt service requirements if we incur additional debt to pay for an acquisition. To the extent we issue equity securities in connection with acquisitions, existing shareholders may be diluted and earnings per share may decrease.

We are exposed to credit risk in our sales practices.

          To remain competitive, we often offer customers short-term credit on sales. We extend credit based on an assessment of a customer's financial condition, generally without requiring collateral beyond the products sold. A slowdown in applicable markets or a recession could have an adverse effect on the financial health of our customers, which in turn could have an adverse effect on our results of operations. We monitor our customers' creditworthiness, but we bear the risk of a significant delay in payment or default if a customer becomes insolvent or enters bankruptcy.

The conditions of the U.S. and international capital markets may adversely affect supplier financial viability, customer demand and our ability to draw on our credit facility.

          Recent volatility in credit and capital markets caused a significant decline in and restricted access to liquidity and financing for many businesses. If these conditions return or continue for extended periods, the liquidity of our suppliers and customers could be adversely affected. As a result, their ability to supply raw materials to us or purchase products from us could be negatively affected, and our business could suffer.

          In addition, if financial institutions that have extended credit commitments to us are adversely affected by the conditions of the U.S. and international capital markets, they may be unable or unwilling to fund borrowings under their credit commitments to us, which could have an adverse effect on our ability to borrow additional funds for working capital, capital expenditures, acquisitions, research and development and other corporate purposes.

Our indebtedness could adversely affect our financial condition and impair our ability to operate our business.

          Our senior secured credit agreement contains covenants that limit our ability to incur indebtedness and acquire other businesses and impose other restrictions. These covenants could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. In addition, our credit agreement requires us to maintain financial ratios and satisfy financial conditions. Our ability to comply with the provisions of our credit agreement may be affected by changes in economic or business conditions beyond our control. We may be unable to comply with the financial ratios or covenants and, if we fail to comply, we may be unable to obtain waivers from our lenders.

Labor disputes and increasing labor costs could adversely affect us.

          Collective bargaining agreements or similar types of arrangements cover approximately 17.8% of our employees. When these collective bargaining agreements expire, we may not be able to reach new agreements with our employees. Agreements covering our employees in Belgium, Brazil, and Mexico are negotiated annually; excluding those agreements, seven agreements covering 10.3% of our employees will expire in 2012; two will expire in 2013; and one will expire in 2014. 2.9% of our employees, who are located in Belgium, are subject to agreements that expire at different times in the year and are typically implemented following the expiration date: three will expire in 2012 and one expires in 2013. One agreement that expired in 2011 covering 2.6% of our employees remains under negotiation. An additional 6.9% of our employees are members of unions that are not subject to collective bargaining agreements or similar types of arrangements; those employees may elect to become subject to a collective bargaining agreement in the future. New agreements may be on substantially different terms and may result in increased direct and indirect labor costs. Disputes with our employees could adversely affect our business, financial condition or results of operations.

Risks Related to This Offering

Our stock price is likely to be volatile and could decline following this offering, resulting in a substantial loss on your investment.

          Before this offering, there has not been a public market for our Class A Common Stock. An active trading market for our Class A Common Stock may never develop or be sustained, which could affect your ability to sell your shares and could depress the market price of your shares. In addition, the initial public offering price has been determined through negotiations between us and the representatives of the underwriters and may be higher than the price at which our Class A Common Stock will trade after the offering.

          The stock market in general has been highly volatile. As a result, the market price of our Class A Common Stock is likely to be volatile, and investors in our Class A Common Stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. The price of our Class A Common Stock could be subject to wide fluctuations in response to a number of factors, including those described in this "Risk Factors" section and others, such as:

  •
  our operating performance and the performance of other similar companies;

  •
  the overall performance of the equity markets;

  •
  publication of unfavorable research reports about us or our industry or withdrawal of research coverage by securities analysts;

  •
  speculation in the press or investment community; and

  •
  global economic, political, legal and regulatory factors unrelated to our performance.

          Fluctuations or decreases in the trading price of our Class A Common Stock may adversely affect your ability to trade your shares. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs and divert management's attention and resources that would otherwise be used to benefit the future performance of our operations. Securities class action costs may not be covered by insurance.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

          The trading market for our Class A Common Stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts cover our business, the trading price for our Class A Common Stock would be negatively affected. If one or more of the analysts who covers us downgrades our Class A Common Stock or publishes incorrect or unfavorable research about our business, our stock price could decline. If one or more of these analysts stops covering our business or fails to publish reports on us regularly, demand for our Class A Common Stock could decrease, which could cause our stock price or trading volume to decline.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our operating results.

          As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements. These requirements include compliance with Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, and rules promulgated by the Securities and Exchange Commission, or SEC, and The NASDAQ Stock Market LLC. In addition, our management team must adapt to the requirements of our public company status. We expect that compliance with these rules and regulations will substantially increase our legal and financial compliance costs and make some activities more time-consuming and costly.

          The increased costs associated with operating as a public company will decrease our net earnings or increase our net loss and may require us to reduce costs in other areas of our business or increase the prices of our products. Additionally, if these requirements divert management's attention from other business concerns, they could have an adverse effect on our business, prospects, financial condition and operating results.

There may be sales of a substantial number of shares of our Class A Common Stock after this offering, which could cause our Class A Common Stock price to decline significantly.

          Additional sales of our Class A Common Stock in the public market after this offering, or the expectation that sales may occur, could cause the price of our Class A Common Stock to decline. Upon the completion of the offering, we will have             shares of Class A Common Stock outstanding,              shares of Legacy Class A Common Stock outstanding, all of which will convert into Class A Common Stock between 180 and 360 days after the date of this prospectus, and 6,668,640 shares of Class B Common Stock outstanding, which are convertible into that number of shares of Class A Common Stock or Legacy Class A Common Stock depending on the date of conversion.

          The shares of Class A Common Stock sold in this offering will be freely tradable in the public market unless held by our affiliates. The 5,970,549 shares of Class A Common Stock held by our ESOP at December 31, 2011 will be eligible for sale in the public market upon completion of our initial public offering, subject to the restrictions regarding distributions and diversification under the terms of our ESOP, ERISA regulations and restrictions under securities laws.

          Only the             shares of Legacy Class A Common Stock to be owned by our officers and directors and all of the shares of Class B Common Stock will be subject to lockup agreements with

the underwriters of our public offering. Although the remaining             shares of Legacy Class A Common Stock outstanding will be tradable following the offering without restriction under federal securities laws, subject to any volume restrictions imposed by Rule 144 on shares held by affiliates, no public market for those shares exists and we do not plan to list the Legacy Class A Common Stock on any exchange or create a market for those shares.

          Most of the holders of Legacy Class A Common Stock and Class B Common Stock have owned shares of our stock for many years and have not had access to a public market in which to sell shares. Following conversion, a significant number of holders of our Legacy Class A Common Stock and Class B Common Stock may take advantage of the public market in our Class A Common Stock and sell shares.

          Pursuant to our equity incentive plans, options to purchase             shares of Class A Common Stock will be outstanding upon completion of this offering. After the offering, we intend to file a registration statement under the Securities Act that will cover the shares available for issuance under our equity incentive plans, including shares underlying the outstanding options, as well as shares held by our existing shareholders that were previously issued under our equity incentive plans. See "Shares Eligible for Future Sale."

          Sales of Class A Common Stock by existing shareholders in the public market, the availability of these shares for sale, our issuance of securities or the perception that any of these events might occur could materially and adversely affect the market price of our Class A Common Stock. In addition, the sale of these shares by these shareholders could impair our ability to raise capital through the sale of additional stock.

As an investor in this offering, you will incur immediate and substantial dilution.

          Investors purchasing shares of our Class A Common Stock in this offering will pay more for their shares than the amount paid by shareholders who acquired shares before this offering. If you purchase Class A Common Stock in this offering, you will incur immediate dilution in net tangible book value of $              per share, based upon a price of $             per share, the midpoint of the price range set forth on the cover of this prospectus. In addition, the exercise of outstanding options and stock appreciation rights, the settlement of performance unit awards and grants of restricted stock will, and future equity issuances may, result in further dilution to investors.

We may not pay dividends on the Class A Common Stock.

          We have paid dividends on our common stock in the past and expect to do so in the future, although at a lower rate than we have historically paid. Any future dividends, however, will be at the discretion of our board of directors, will be subject to compliance with covenants in current and future agreements governing our indebtedness and will depend upon our results of operations, financial condition, capital requirements and other factors our board of directors deems relevant.

The Class B Common Stock is held by a single shareholder, will have a significant number of votes and has separate approval rights for change in control transactions presented to shareholders for approval.

          The Class B Common Stock will represent approximately         % of the voting securities outstanding after the offering made by this prospectus, and will be able to influence the vote on matters requiring shareholder approval, may have interests and goals that differ from yours and may vote shares differently than you will. In addition, the Class B Common Stock votes as a separate voting group on a company conversion, merger requiring shareholder approval or share exchange; a sale of all or substantially all of our assets; and dissolution. Our Class B Common Stock is held by Henry T. Swigert as sole trustee of the Swigert 2000 Trust. Upon Mr. Swigert's death, Robert C. Warren, Jr. and Peter F. Adams, who are ESCO directors, are designated to become co-trustees of the trust. We understand that, unless amended, the trust agreement requires unanimous action by the trustees to approve a vote, including a vote to approve a change in control transaction. These voting rights may delay or prevent a change in control or sale of our business, including a transaction approved by our board of directors, and discourage tender offers for our shares. In the event of a change in control, the Class B Common Stock may have an opportunity to receive a premium for the Class B Common Stock that may not be available to the Class A Common Stock, which may affect the market price of our Class A Common Stock.

The trustee of our ESOP has the discretion to vote a large block of shares on matters presented to shareholders for approval.

          Upon completion of the offering made by this prospectus, each participant in our ESOP may direct the independent ESOP trustee, North Star Trust Company, how to vote the shares of stock allocated to the participant's ESOP account. The trustee must vote any unallocated shares held by the ESOP or allocated shares for which no direction has been given by the participant. Consequently, the trustee has the ability to vote a significant block of shares on important matters, which could delay or prevent a change in control or sale of our business, including a transaction approved by our board of directors.

We have broad discretion to determine how to use the funds raised in this offering, and may use them in ways that do not enhance our operating results or the price of our Class A Common Stock.

          We could spend the proceeds from this offering in ways our shareholders may not agree with or that do not yield a favorable return. We plan to use the net proceeds from this offering for general corporate purposes, which may include working capital, general and administrative matters, capital expenditures and acquisitions of businesses to complement or enhance our product offerings and manufacturing capacity. Until we use the proceeds of this offering, we plan to invest the net proceeds in interest-bearing securities. If we do not invest or apply the proceeds of this offering in ways that enhance shareholder value, our stock price could decline.

Provisions in our articles of incorporation and bylaws, Oregon law and our credit agreement may delay or prevent an acquisition of our business.

          Our articles of incorporation, bylaws and Oregon law contain provisions that may delay or prevent a change in control transaction or changes in our management. Our articles of incorporation and bylaws, which will be amended before the completion of this offering, will include provisions that:

  •
  authorize "blank check" preferred stock, which could be issued without shareholder approval and could have voting, liquidation, dividend and other rights superior to the Class A Common Stock;

  •
  create a classified board of directors whose members serve staggered three-year terms, resulting in the election of one-third of the directors in any year;

  •
  provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

  •
  require supermajority votes of the holders of our common stock, voting as a single group, to amend specified provisions of our articles of incorporation and bylaws.

          In addition, the separate vote of the Class B Common Stock, as described above, is required for certain change in control transactions. These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

          Because we are incorporated in Oregon, we are governed by the Oregon Business Corporation Act, which, among other things, limits the ability of shareholders owning in excess of 15% of our outstanding voting stock to merge or combine with us and regulates the process by which persons may acquire control of our business without the consent and cooperation of our board of directors.

          In addition, under our credit agreement certain changes in the majority of our directors over a two-year period or specified changes or accumulations of ownership of our voting stock could result in an event of default, which may delay or prevent a change in control or sale of our business.

          Any provision of our articles of incorporation or bylaws, Oregon law or our credit agreement that has the effect of delaying or deterring a change in control could limit the opportunity for our shareholders to receive a premium for their shares of our Class A Common Stock, and could also affect the price that some investors are willing to pay for our Class A Common Stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus includes forward-looking statements, which can be identified by the use of forward-looking terminology, including, but not limited to, the terms "believes", "estimates", "anticipates", "expects", "intends", "may", "will", "would" or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements appear in a number of places throughout this prospectus and include statements regarding our plans, estimates, outlook, beliefs or expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate.

          By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances in the future. Forward-looking statements are not guarantees of future performance, and our actual results of operations, financial condition and liquidity and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements in this prospectus. In addition, even if our historical or future results of operations, financial condition and liquidity and the development of the industries in which we operate are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in other future periods. Important factors that could cause those differences include, but are not limited to:

  •
  general economic conditions, including any economic downturn in the markets in which we operate;

  •
  fluctuations in worldwide or regional demand for (i) engineered metal parts and components, (ii) commodities, energy and infrastructure and (iii) air travel and engineered replacement parts for jet engines;

  •
  consolidation within our customer base and the resulting increased concentration of our net sales;

  •
  the effectiveness of our cost management and productivity measures and our continued utilization of our lean initiatives;

  •
  changes in practices or policies of our customers related to their requirements for the products we manufacture and sell;

  •
  changes in the sourcing and pricing practices of our customers, including demands for price concessions as a condition to retaining current business or obtaining new business;

  •
  fluctuations in foreign currency exchange rates;

  •
  fluctuations in interest rates that may affect our borrowing costs;

  •
  fluctuations in the cost and availability of raw materials, labor and energy, and our ability to pass those costs on to our customers;

  •
  fluctuations in shipping costs and our ability to pass those costs on to our customers;

  •
  work stoppages or other labor disputes that could disrupt production at our facilities or those of our suppliers or customers;

  •
  factors or presently unknown circumstances that may affect the charges related to the impairment of our assets;

  •
  changes in environmental laws and regulations (or the implementation or enforcement thereof);

  •
  our ability to improve our products and manufacturing processes to meet customer demands and to successfully implement new technologies and manufacturing processes when launching new products;

  •
  constraints on our ability to shift production between our plants in response to customer needs;

  •
  our ability to attract and retain key employees;

  •
  industry innovation and our own product development and engineering efforts and our ability to obtain patent protection on our key products;

  •
  changes in our exposure to product liability and warranty claims;

  •
  our ability to meet the financial covenants in our debt agreements;

  •
  liabilities arising from litigation; and

  •
  our ability to integrate acquired businesses and realize anticipated benefits.

          See "Risk Factors" beginning on page 12 for a more complete discussion of these and other risks and uncertainties. These and other risk factors described in this offering prospectus may not be all of the factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could affect our results. Given these uncertainties and risks, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any risk factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this prospectus to reflect future results, events or developments.

 USE OF PROCEEDS

          We estimate that we will receive net proceeds from the sale of                          shares of Class A Common Stock in this offering of approximately $              million or approximately $              million if the underwriters exercise their option in full to purchase additional shares, assuming an initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting underwriting discounts and estimated offering expenses payable by us. A $1.00 change in the assumed initial public offering price would change the net proceeds to us by $              million.

          The principal purposes of this offering are to increase our financing flexibility, provide shareholders an opportunity to sell shares to the public and create a public market for our Class A Common Stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us of this offering. We intend to use the net proceeds to us from this offering primarily for general corporate purposes, including working capital and capital expenditures. We expect to use approximately $50 million of the net proceeds for capital expenditures, including expanding foundry and manufacturing capacity and direct sales and distribution capability, particularly in major mining clusters near customers. We may also use a portion of the net proceeds for acquisitions of businesses to complement or enhance our product offerings and manufacturing capacity. We have no commitments, agreements or understandings to make any acquisitions or plans to repay indebtedness. We plan to invest the net proceeds of this offering in interest-bearing securities until used. We will not receive any proceeds from the sale of shares by the selling shareholders.

 DIVIDEND POLICY

          We paid pro forma cash dividends (giving effect to the 32-for-one stock split) of:

  •
  $0.34375 per share on Legacy Class A Common Stock and Class B Common Stock in January 2012;

  •
  $16,212,889 in the aggregate on Class C Preferred Stock in 2011;

  •
  $0.34375 per share on Legacy Class A Common Stock and Class B Common Stock in December 2010;

  •
  $0.3125 per share on Legacy Class A Common Stock and Class B Common Stock in January 2010;

  •
  $16,298,578 in the aggregate on Class C Preferred Stock in 2010;

  •
  $0.34375 per share on Legacy Class A Common Stock and Class B Common Stock in January 2009; and

  •
  $16,419,345 in the aggregate on Class C Preferred Stock in 2009.

          We have typically paid a single annual dividend on our Legacy Class A Common Stock and Class B Common Stock in January of each year. In 2010, in addition to a $0.3125 per share pro forma dividend paid in January, we declared and paid another pro forma dividend of $0.34375 per share in December rather than in January 2011 due to uncertainty about the tax treatment of dividends in 2011. We declared a dividend to common shareholders in 2011 and paid that dividend in 2012.

          We have been required to pay quarterly dividends on the Class C Preferred Stock held by our ESOP at an annualized rate of approximately $86 per share of Class C Preferred Stock. The Class C Preferred Stock will convert into Class A Common Stock upon completion of the offering made by this prospectus. See "Description of Employee Stock Ownership Plan."

          We expect to pay quarterly cash dividends on all classes of our capital stock, subject to applicable law. Initially, we expect the annual dividend rate will be approximately     % of the initial public offering price of the Class A Common Stock. Any determination to pay dividends and the amount of any dividends, however, will be at the discretion of our board of directors, subject to compliance with covenants in current and future agreements governing our indebtedness, and will depend upon our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant. Class A Common Stock, Legacy Class A Common Stock and Class B Common Stock will share equally and ratably in any dividends we pay.

          Our senior secured credit agreement contains covenants that limit our ability to pay dividends or make other distributions to our shareholders. We are permitted to pay dividends as long as (i) no default exists under the agreement immediately before and after giving effect to the dividend and (ii) we would both (A) be in compliance with the financial covenants set forth in our credit agreement on a pro forma basis and (B) maintain a consolidated net leverage ratio at least 0.25 less than the maximum net leverage ratio then permitted under the agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Description of Indebtedness." Our credit agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

CAPITALIZATION

          The table below sets forth our capitalization as of December 31, 2011:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the amendment of our Articles of Incorporation to increase the authorized Legacy Class A Common Stock and Class B Common Stock, the 32-for-one stock split, the authorization of the Class A Common Stock and the conversion of Class C Preferred Stock into Class A Common Stock, all as described under "Explanatory Note Regarding Changes in Our Capital Stock", and the elimination of the contingent redemption feature of our Class C Preferred Stock and most of our Legacy Class A Common Stock; and

  •
  on a pro forma as adjusted basis to give effect to the sale by us of                          shares of Class A Common Stock in the offering made by this prospectus at an estimated initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus) and the receipt of the proceeds, less the underwriting discounts and estimated offering expenses payable by us, and the conversion of                  shares of Legacy Class A Common Stock into Class A Common Stock after sale by the selling shareholders.

          You should read the table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2011
	Actual	Pro forma (unaudited)	Pro forma as adjusted(5)
	(in thousands)
Total debt	$290,575	$290,575		$290,575
Contingently redeemable equity securities(1)
Class C Preferred Stock, 205,000 shares authorized, 186,580 outstanding, actual; no shares authorized or outstanding, pro forma and pro forma as adjusted(2)	114,587	—		—
Legacy Class A Common Stock, 5,000,000 shares authorized, 888,095 shares outstanding, actual; 28,419,040 shares outstanding, pro forma and shares outstanding, pro forma as adjusted(3)	117,147	2,720
Shareholders' equity
Class A Common Stock, no shares authorized or outstanding, actual; 300,000,000 shares authorized, pro forma and pro forma as adjusted, 5,970,549 shares outstanding, pro forma; shares outstanding, pro forma as adjusted	—	114,587
Legacy Class A Common Stock, 5,000,000 shares authorized, 888,095 shares outstanding, actual; 100,000,000 shares authorized, pro forma and pro forma as adjusted, 28,419,040 shares outstanding, pro forma and shares outstanding, pro forma as adjusted(4)	—	114,427
Class B Common Stock, 243,737 shares authorized, 208,395 shares outstanding, actual; 21,000,000 shares authorized, pro forma and pro forma as adjusted, 6,668,640 shares outstanding, pro forma and pro forma as adjusted	10,343	10,343		10,343
Class C Preferred Stock, 205,000 shares authorized, 186,580 outstanding, actual; no shares authorized or outstanding, pro forma and pro forma as adjusted(2)	—	—		—
Preferred stock, no shares authorized or outstanding, actual; 50,000,000 shares authorized, none outstanding, pro forma and pro forma as adjusted
Retained earnings	52,407	52,407		52,407
Accumulated other comprehensive loss	(37,556)	(37,556)		(37,556)
Non-controlling interests	20,599	20,599		20,599

Total equity	45,793	274,807

Total capitalization	$568,102	$568,102	$

(1)
Contingently redeemable equity securities consist of Legacy Class A Common Stock redeemable upon a shareholder's retirement at age 65, death or disability and Class C Preferred Stock held by the ESOP. See "Description of Capital Stock — Shareholder Agreements." Upon completion of the offering made by this prospectus, the contingent redemption feature terminates with respect to all of the Class C Preferred Stock (and the Class A Common Stock into which it converts) and most of the Legacy Class A Common Stock. See notes 2 and 3 below.

(2)
The actual presentation reflects shares of Class C Preferred Stock at their redemption value. Each share of Class C Preferred Stock automatically converts into one share of Class A Common Stock upon our initial public offering, which will not be subject to redemption. See "Explanatory Note Regarding Changes in Our Capital Stock."

(3)
The actual presentation reflects 5,313,536 shares of Legacy Class A Common Stock subject to redemption at their redemption value. Each share of Legacy Class A Common Stock automatically converts into one share of Class A Common Stock no later than 360 days after the date of this prospectus as described in "Explanatory Note Regarding Changes in Our Capital Stock." Until conversion, these shares of Legacy Class A Common Stock may require us to purchase shares upon retirement at age 65, death or disability. Upon the termination of the repurchase obligation, which will occur with respect to all but 123,392 shares immediately upon completion of the offering made by this prospectus and with respect to all of the shares of Class C Preferred Stock upon their conversion into Class A Common Stock, the shares will be reclassified from contingently redeemable equity securities to shareholders' equity. We expect very few shares of Legacy Class A Common Stock will be redeemed. See "Description of Capital Stock — Shareholders Agreements."

(4)
The pro forma presentation reflects 5,190,144 shares of Legacy Class A Common Stock not subject to repurchase obligations. See note 3.

(5)
A $1.00 change in the assumed initial public offering price of $             per share would change each of total shareholders' equity and total capitalization by $              million.

          The number of shares of Class A Common Stock to be outstanding after the offering made by this prospectus is based on 28,419,040 shares of Legacy Class A Common Stock outstanding as of December 31, 2011 and excludes:

  •
  551,104 shares issuable upon exercise of options outstanding as of December 31, 2011 to purchase Legacy Class A Common Stock at a weighted average exercise price of $1.85 per share;

  •
  shares issuable upon the exercise of stock-settled stock appreciation rights, the number of which will depend upon the fair value of our Class A Common Stock at the time of exercise (             shares assuming a fair value of $             per share, the midpoint of the range set forth on the cover of this prospectus);

  •
  up to 520,512 shares issuable pursuant to performance units, the number of which will depend upon the achievement of specified performance measures; and

  •
  5,122,080 additional shares of Legacy Class A Common Stock reserved for issuance under our 2010 Stock Incentive Plan.

 DILUTION

          If you invest in our Class A Common Stock, your interest will be diluted to the extent of the difference between the public offering price per share of our Class A Common Stock and the pro forma as adjusted net tangible book value per share of our Class A Common Stock immediately after the offering made by this prospectus. Pro forma historical net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the number of shares of our common stock outstanding at December 31, 2011, after giving effect to the pro forma adjustments referenced under "Capitalization."

          After giving effect to the pro forma adjustments referenced under "Capitalization" and the sale by us of                          shares of Class A Common Stock in the offering made by this prospectus at a price of $             per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2011 would have been $              million, or $             per share. This represents an immediate increase in net tangible book value of $             per share to existing shareholders and an immediate dilution in net tangible book value of $             per share to new investors purchasing Class A Common Stock in the offering.

          The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2011	$
Increase in net tangible book value per share attributable to new investors	$
Pro forma as adjusted net tangible book value per share after the offering made by this prospectus		$

Dilution per share to new investors		$

          A $1.00 change in the assumed initial public offering price would change our pro forma as adjusted net tangible book value per share by $             , and change the dilution per share to new investors by $             .

          If the underwriters exercise in full their option to purchase additional shares of our Class A Common Stock, based upon a price of $             per share, the midpoint of the price range set forth on the cover of this prospectus, the pro forma as adjusted net tangible book value per share after the offering made by this prospectus would be $             per share, and the dilution in pro forma net tangible book value per share to new investors in the offering made by this prospectus would be $             per share.

          The following table sets forth, as of December 31, 2011, on a pro forma as adjusted basis, the differences between existing shareholders and new investors with respect to the total number of shares of Class A Common Stock purchased from us, the total consideration paid, and the average price per share paid before deducting the underwriting discounts and estimated offering expenses payable by us, based upon a price of $             per share, the midpoint of the price range set forth on the cover of this prospectus.

	Shares Purchased		Total Consideration
Average Price Per Share
	Number	%	Amount	%
Existing shareholders			$		$
New investors			$		$

Total		100%		$100%	$

          Sales by the selling shareholders in the offering made by this prospectus will cause the number of shares held by existing shareholders to be reduced to                          shares, or          % of the total number of shares of our Class A Common Stock outstanding after this offering. If the underwriters exercise in full their option to purchase additional shares of our Class A Common Stock, the number of shares held by existing shareholders after the offering would be reduced to         % of the total number of shares of our Class A Common Stock outstanding after the offering.

          The above discussion and tables are based on 28,419,040 shares of Legacy Class A Common Stock issued and outstanding as of December 31, 2011, and excludes:

  •
  551,104 shares issuable upon exercise of options outstanding as of December 31, 2011 to purchase Legacy Class A Common Stock at a weighted average exercise price of $1.85 per share;

  •
  shares issuable upon the exercise of stock-settled stock appreciation rights, the number of which will depend upon the fair value of our Class A Common Stock at the time of exercise (             shares assuming a fair value of $             per share, the midpoint of the range set forth on the cover of this prospectus);

  •
  up to 520,512 shares issuable pursuant to performance units, the number of which will depend upon the achievement of specified performance measures; and

  •
  5,122,080 additional shares of Legacy Class A Common Stock reserved for issuance under our 2010 Stock Incentive Plan.

          To the extent that any outstanding options are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

          We derived the selected consolidated statement of earnings data for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 from our audited consolidated financial statements and related notes included in this prospectus. We derived the selected statement of earnings data for the years ended December 28, 2007 and December 26, 2008 and the balance sheet data as of December 28, 2007, December 26, 2008 and December 31, 2009 from our audited consolidated financial statements not included in this prospectus. Before 2009, we reported on a 52/53-week fiscal year consisting of four 13-week periods and ending on the last Friday of the calendar year. Effective December 27, 2008, we changed to a calendar year. Our fiscal year 2009, however, began on December 27, 2008 and ended on December 31, 2009, resulting in a 370-day year.

          The results indicated below and elsewhere in this prospectus are not necessarily indicative of our future performance. You should read this information together with "Capitalization", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal year ended
(dollars in thousands, except per share data)	December 31, 2011	December 31, 2010	December 31, 2009	December 26, 2008	December 28, 2007
Statement of earnings data:
Net sales	$1,122,337	$849,481	$680,390	$939,913	$790,514
Cost of goods sold(1)	823,684	626,883	507,115	724,921	608,028

Gross profit	298,653	222,598	173,275	214,992	182,486
Operating expenses
Selling and administrative expenses(1), (2)	199,810	147,881	112,535	132,719	116,750
Restructuring and other(3)	1,008	748	6,332	1,792	—

Operating profit	97,835	73,969	54,408	80,481	65,736
Interest expense, net	13,780	23,710	26,226	26,736	27,816
Loss on early extinguishment of debt(4)	—	13,013	—	—	—
Other expense (income), net(5)	1,815	(731)	(1,091)	4,259	(2,610)

Earnings from continuing operations before income taxes	82,240	37,977	29,273	49,486	40,530
Income tax expense	27,349	9,423	8,487	13,297	14,013

Earnings from continuing operations, net of tax	54,891	28,554	20,786	36,189	26,517
Earnings from discontinued operations, net of tax(6)	—	—	306	443	1,368

Net earnings	54,891	28,554	21,092	36,632	27,885
Less: net earnings attributable to the non-controlling interest-continuing operations	(6,510)	(4,634)	(2,537)	(5,073)	(2,393)
Less: net earnings attributable to the non-controlling interest-discontinued operations	—	—	(141)	(343)	(182)

Net earnings attributable to ESCO shareholders from continuing operations	48,381	23,920	18,249	31,116	24,124
Valuation adjustment on Class C Preferred Stock(7)	13,549	(16,521)	7,933	13,287	803

Net earnings attributable to ESCO common shareholders from continuing operations	$61,930	$7,399	$26,182	$44,403	$24,927

Pro forma earnings from continuing operations attributable to ESCO shareholders (unaudited)(8)	$48,381	$23,920	$18,249	$31,116	$24,124
Earnings per weighted average share outstanding(9)
Basic earnings per share from continuing operations allocated to ESCO common shareholders	$56.51	$6.81	$24.18	$41.08	$23.14
Diluted earnings per share from continuing operations allocated to ESCO common shareholders(10)	$38.61	$6.62	$15.16	$26.21	$20.74
Weighted average shares outstanding
Basic	1,096	1,086	1,083	1,081	1,077
Diluted	1,253	1,118	1,204	1,187	1,163
Pro forma earnings per share from continuing operations attributable to ESCO shareholders (unaudited)
Basic	$1.23	$0.63	$0.49	$0.85	$0.67
Diluted	$1.21	$0.61	$0.47	$0.82	$0.65
Pro forma weighted average shares outstanding (unaudited)
Basic	39,200	38,176	37,408	36,672	35,840
Diluted	40,096	39,200	38,528	37,984	37,216
Cash dividends declared per common share(11)	$11.00	$11.00	$10.00	$11.00	$12.00
Pro forma cash dividends declared per common share (unaudited)(11)	$0.34	$0.34	$0.31	$0.34	$0.38

	As of
(dollars in thousands)	December 31, 2011	December 31, 2010	December 31, 2009	December 26, 2008	December 28, 2007
Balance sheet data:
Cash and cash equivalents	$56,818	$114,101	$168,487	$113,167	$84,070
Current assets, excluding cash and cash equivalents	390,622	268,166	203,854	231,169	240,043
Property and equipment, net	195,122	167,446	161,919	164,237	171,640
Total assets	854,230	725,762	675,745	646,111	619,489
Current liabilities, excluding the current portion of long-term debt	184,435	133,854	101,162	121,767	115,831
Total debt	290,575	273,314	306,498	304,096	305,753
Contingently redeemable equity securities(12)	231,734	221,645	137,348	125,352	127,673
Total equity (deficit)(12)	45,793	5,917	51,415	23,945	24,543

	Fiscal year ended
(dollars in thousands)	December 31, 2011	December 31, 2010	December 31, 2009	December 26, 2008	December 28, 2007
Other data:
Adjusted EBITDA(13)	$160,924	$127,780	$99,497	$130,853	$105,903
Adjusted EBITDA margin(13)	14.3%	15.0%	14.6%	13.9%	13.4%
Adjusted net earnings from continuing operations(14)	$67,495	$49,493	$31,234	$48,136	$35,503

(1)
ESOP non-cash compensation costs are included in cost of goods sold and selling and administrative expenses. See "Description of Employee Stock Ownership Plan."

(2)
The SARs mark to market, an expense of $7.0 million, $7.7 million and $0.0 million in 2011, 2010 and 2009, respectively, income of $0.3 million in 2008 and an expense of $0.3 million in 2007, is included in selling and administrative expenses.

(3)
Restructuring and other costs included expenses related to: in 2011, reductions in force to eliminate redundancies related to a partial facility relocation and acquisitions; in 2010, the closure of our Saskatoon, Saskatchewan foundry; in 2009, personnel reductions and the closure of our West Jordan, Utah plant and the Saskatoon, Saskatchewan foundry; and in 2008, personnel reductions, the closure of our West Jordan, Utah plant and curtailment costs related to freezing benefits for our U.S. defined benefit plans.

(4)
Loss on early extinguishment of debt primarily includes the write-off of $4.0 million of unamortized loan costs and the early redemption call premium of $8.6 million paid upon redemption of $300.0 million principal amount of senior unsecured notes in December 2010 as part of our debt refinancing. Debt extinguishment costs also include $0.4 million of unamortized debt costs associated with our asset-backed line of credit cancelled in November 2010 as part of our debt refinancing.

(5)
Other expense (income) primarily includes foreign exchange losses and gains on settlement transactions of foreign denominated accounts receivable and accounts payable. Other expense in each of 2009 and 2008 includes $0.3 million of insurance retention expenses.

(6)
Discontinued operations for 2009, 2008 and 2007 included earnings from ESCO Soldering Locacoes de Marquinas e Equipmentos Ltda, which we divested in June 2009 as part of the transaction that resulted in our acquisition of 100% ownership of ESCO Soldering, now known as ESCO Brazil. Discontinued operations for the period ended December 28, 2007 included earnings from our Integrated Manufacturing and Engineered Metals groups, which were divested in the fourth quarter of 2006, except certain assets and the related income stream that we retained.

(7)
Valuation adjustment of Class C Preferred Stock is the mark to market change of the redemption value of the shares of Class C Preferred Stock classified as contingently redeemable equity securities on our balance sheet. The corresponding offset is a change in our retained earnings. Upon the conversion of Class C Preferred Stock into Class A Common Stock in connection with the offering made by this prospectus, the stock will be reclassified from contingently redeemable equity securities to shareholders' equity and this valuation adjustment will no longer be included in our financial statements.

(8)
Pro forma earnings from continuing operations attributable to ESCO shareholders reflects the reclassification from contingently redeemable equity securities to shareholders' equity of Class C Preferred Stock and Legacy Class A Common Stock subject to contingent repurchase obligations. See "Description of our Employee Stock Ownership Plan" and "Description of Capital Stock."

(9)
Shares outstanding data reflect the changes in our capital structure that will occur before we complete the offering described in this prospectus; other per share data do not. See "Explanatory Note Regarding Changes in Our Capital Stock."

(10)
Diluted earnings per share includes the weighted average number of shares of Class C Preferred Stock outstanding and the incremental shares that would be issued upon the assumed exercise of stock options for the period they were outstanding.

(11)
See "Dividend Policy." Pro forma cash dividends per common share gives effect to the 32-for-one stock split.

(12)
Pro forma gives effect to changes to "contingently redeemable preferred equity securities" that result from the offering made by this prospectus. Contingently redeemable equity securities are redeemable upon the holder's retirement at age 65, death or disability. See "Description of Capital Stock — Shareholder Agreements" and "Description of Employee Stock Ownership Plan." The presentation reflects shares of Class C Preferred Stock and Legacy Class A Common Stock at their redemption value. Shares of Class C Preferred Stock automatically convert into shares of the Class A Common Stock upon the completion of the offering made by this prospectus. Shares of Legacy Class A Common Stock automatically convert on a one-for-one basis into shares of the Class A Common Stock over a period of up to 360 days as described in "Explanatory Note Regarding Changes in Our Capital Stock." Upon the termination of our repurchase obligation, which will occur (a) with respect to approximately 5,190,144 shares of the Legacy Class A Common Stock, upon completion of the offering made by this prospectus, (b) with respect to the remaining 121,216 shares of Legacy Class A Common Stock subject to the repurchase obligation and all of the shares of Class C Preferred Stock, upon their conversion into Class A Common Stock and (c) with respect to 2,176 shares of Legacy Class A Common Stock subject to the repurchase obligations, 30 days after their conversion into Class A Common Stock, the stock will be reclassified from contingently redeemable equity securities to shareholders' equity.

(13)
Adjusted EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization and non-operating expense (income) adjusted to add back ESOP non-cash compensation expenses, SARs mark to market expense, unrealized (gains) losses on long-term investments and certain restructuring charges. Adjusted EBITDA margin is adjusted EBITDA divided by net sales. Adjusted EBITDA and adjusted EBITDA margins have limitations as analytical tools. Adjusted EBITDA is not intended to represent net earnings, earnings from continuing operations, net of tax, or cash flow from operating activities as these terms are defined by generally accepted accounting principles in the United States and should not be used as an alternative to net earnings as an indicator of operating performance or to cash flow as a measure of liquidity. Adjusted EBITDA and adjusted EBITDA margin may not be comparable to similarly titled measures of other companies because other companies may not calculate those measures in the same manner we do. We have included adjusted EBITDA and adjusted EBITDA margin in this prospectus because we believe they are useful to investors in evaluating our operating performance for the following reasons:

•
Our management uses these measures in conjunction with GAAP financial measures as part of our assessment of our business and in communications with our board of directors concerning our financial performance;

•
These measures provide consistency and comparability with our past financial performance, facilitate period-to-period comparisons of operations and facilitate comparisons with peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results; and

•
These measures exclude non-cash charges, such as depreciation, amortization, ESOP compensation expense and SARs mark to market expense, and those non-cash charges in any specific period may not directly correlate to the underlying performance of our business operations and can vary significantly from period to period.

The following table reconciles earnings from continuing operations, net of tax to adjusted EBITDA for the periods indicated.

	Fiscal year ended
(dollars in thousands)	December 31, 2011	December 31, 2010	December 31, 2009	December 26, 2008	December 28, 2007
Earnings from continuing operations, net of tax	$54,891	$28,554	$20,786	$36,189	$26,517
Add (Subtract):
Interest (net) and loss on early extinguishment of debt	13,780	36,723	26,226	26,736	27,816
Income tax expense	27,349	9,423	8,487	13,297	14,013
Depreciation and amortization(a)	33,683	27,479	25,113	24,187	22,661
Other expense (income)	1,815	(731)	(1,091)	4,259	(2,610)
ESOP non-cash compensation expense(b)	19,455	17,259	16,504	20,248	19,682
SARs mark to market expense(c)	7,020	7,678	—	(260)	266
Unrealized (gains) losses on long-term investments(d)	860	(1,953)	(2,860)	4,405	(1,142)
Restructuring and other(e)	1,008	748	6,332	1,792	(1,300)
Other(f)	1,063	2,600	—	—

Adjusted EBITDA	$160,924	$127,780	$99,497	$130,853	$105,903

(a)
Depreciation and amortization excludes the amortization of debt issuance costs, which are included in interest (net).

(b)
We recognize non-cash compensation expense equal to the fair value of the Class C Preferred Stock released as security for the loan to the ESOP and allocated to participant accounts. A portion of the ESOP non-cash compensation expense is allocated to cost of goods sold and a portion is allocated to selling and administrative expenses, based on the number of shares allocated to the accounts of manufacturing employees and other employees. See "Description of Employee Stock Ownership Plan."

(c)
Each quarter, we record the mark to market change in the value of our SARs. Our determination of fair value takes into account, among other factors, the valuation by the independent valuation firm used by the ESOP trustee. We add this back to derive adjusted EBITDA because it is a non-cash expense. In 2011, we changed our SARs long-term incentive program to use stock-settled grants. The grant date fair value of an award will be amortized over the required service period. 92.6% of our cash-settled SARs were converted to stock-settled SARs in 2011. As a result, in the second quarter of 2011, those awards are not required to be marked to market. Any impact to expense from this conversion will be amortized over the remaining service period for the unvested awards.

(d)
Unrealized (gains) losses on long-term investments represents the mark to market on investments held to fund our deferred compensation and supplemental executive retirement programs.

(e)
Restructuring and other costs included expenses related to: in 2011, reductions in force to eliminate redundancies related to a partial facility relocation and acquisitions; in 2010, the closure of our Saskatoon, Saskatchewan foundry; in 2009, personnel reductions and the closure of our West Jordan, Utah plant and the Saskatoon, Saskatchewan foundry; in 2008, personnel reductions, the closure of our West Jordan, Utah plant and curtailment costs related to freezing benefits for our U.S. defined benefit plans; and in 2007, insurance recovery from a fire in our U.K. facility in 2006 and estimated lost earnings before interest and taxes due to a work stoppage at our Herstal, Belgium facility.

(f)
The expense in 2010 represents the estimated cost of removing an accumulation of solid waste at our Port Hope, Ontario, Canada facility. We plan to complete the removal within a five-year period. This expense is included in selling and administrative expenses in our consolidated financial statements. The expenses for 2011 primarily represent costs incurred related to our initial public offering and are included in selling and administrative expenses in our consolidated financial statements.

  The most closely comparable GAAP measure to adjusted EBITDA margin is operating profit margin (adjusted EBITDA divided by net sales). The following table sets forth the inputs for, and the results of, these calculations.

	Fiscal year ended
(dollars in thousands)	December 31 2011	December 31, 2010	December 31, 2009	December 26, 2008	December 28, 2007
Net sales	$1,122,337	$849,481	$680,390	$939,913	$790,514
Operating profit	97,835	73,969	54,408	80,481	65,736
Adjusted EBITDA	160,924	127,780	99,497	130,853	105,903

Operating profit margin	8.7%	8.7%	8.0%	8.6%	8.3%
Adjusted EBITDA margin	14.3%	15.0%	14.6%	13.9%	13.4%
(14)
We define adjusted net earnings from continuing operations as net earnings from continuing operations attributable to ESCO shareholders plus loss on early extinguishment of debt, net of tax; SARs mark to market expense, net of tax; and ESOP non-cash compensation expense, net of tax. The adjustments assume a 35% tax rate. We have included adjusted net earnings from continuing operations in this prospectus because it represents a basis upon which our management assesses financial performance and may provide a more complete understanding of the factors and trends affecting our business.

The following table reconciles net earnings from continuing operations attributable to ESCO shareholders to adjusted net earnings from continuing operations.

	Fiscal year ended
(dollars in thousands)	December 31, 2011	December 31, 2010	December 31, 2009	December 26, 2008	December 28, 2007
Net earnings from continuing operations attributable to ESCO shareholders	$48,381	$23,920	$18,249	$31,116	$24,124
Loss on early extinguishment of debt, net of tax	—	8,458	—	—	—
SARs mark to market expense, net of tax	4,563	4,991	—	(169)	173
ESOP non-cash compensation expense, net of tax	12,646	11,218	10,728	13,161	12,793
Unrealized (gain) loss on investments, net of tax	559	(1,270)	(1,859)	2,863	(742)
Restructuring and other, net of tax	655	486	4,116	1,165	(845)
Other, net of tax	691	1,690	—	—	—

Adjusted net earnings from continuing operations	$67,495	$49,493	$31,234	$48,136	$35,503

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

          You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes included in this prospectus. In addition to historical financial information, this discussion contains forward-looking statements reflecting our plans, estimates, outlook, beliefs and expectations that involve risks and uncertainties. As a result of many factors, particularly those under "Risk Factors" and "Special Note Regarding Forward-Looking Statements" in this prospectus, our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements.

Overview

          We design, develop and manufacture highly engineered wear and replacement parts and related products used in mining, infrastructure development, industrial, power generation and aerospace applications. Our consumable wear and replacement products, which accounted for more than 75% of our 2011 net sales, generate recurring sales for us as these items wear and are replaced. We employ a diversified distribution model for product sales that includes direct sales, a network of independent dealers, licensees and original equipment manufacturers (OEMs).

          We have two operating groups:

  •
  Engineered Products Group, or EPG, designs, develops and manufactures wear parts and wear part carriers and attachments and provides solutions for mining, infrastructure development and other challenging industrial wear applications. EPG accounted for $964.9 million, or 86%, of our net sales in 2011.

  •
  Turbine Technologies Group, or TTG, manufactures superalloy precision investment cast components used in the power generation and aerospace markets. TTG represented $157.4 million, or 14%, of our net sales in 2011.

          We were founded in 1913 in Portland, Oregon. Through nearly a century of operations, we have focused on product innovation and on growing our business to serve customer needs. Our business has been built on creating solutions to customer problems through metallurgy, foundry casting capabilities and innovative product design that emphasizes value, durability and safety. We were an early innovator in earthmoving wear parts, producing the industry's first two-piece ground engaging tool, or GET, tooth system. We have since introduced new generations of two- and three-piece tooth systems and expanded our EPG product portfolio to over 25,000 SKUs. Over time we also diversified our business to include the production of superalloy precision investment castings for gas turbine engines used in aerospace and power generation applications. We have expanded geographically and grown our business, and are now a global company with more than 1,000 customers, more than 5,400 employees and operations in 21 countries on six continents.

          Our net sales were $1.1 billion, $849.5 million and $680.4 million in 2011, 2010 and 2009, respectively. More than half of our net sales were to customers outside of the United States in each of these years. We generated net earnings attributable to ESCO shareholders of $48.4 million, $23.9 million and $18.4 million and adjusted EBITDA, as defined in "Selected Consolidated Financial and Other Data", of $160.9 million, $127.8 million and $99.5 million in 2011, 2010 and 2009, respectively.

Trends, Opportunities and Challenges

Recent Activity

          Our customers maintain inventories of our parts to use or resell in the short term based on their expectations of market activity. As a result, their purchases from us may be at a higher or lower rate than the rate of their use or sale of our products as they "stock up" or "destock" in anticipation of upswings or downturns in the economy generally or in their particular market. In 2009, the recession decreased activity in the mining, infrastructure development and industrial markets served by EPG. This resulted in supply chain destocking and lower demand for our products. In late 2009, our bookings and net sales began to increase, which we believe was driven by increased market activity in our customers' end markets and a need to replenish inventory of our parts. See "Risk Factors — Inventory stocking decisions by our customers can exaggerate the effects of changing economic and market conditions on our financial results."

          After the interruption of the downturn that began the second half of 2008, in 2010, we saw a continuation of secular growth trends in mining and infrastructure development due to the continued urbanization and infrastructure development in emerging markets and the resulting increased demand for commodities. We believe these market dynamics, as well as some customer inventory restocking, led to increased demand for our EPG wear parts and attachments. In 2010, we focused on:

  •
  efficiently managing the rapid turnaround in EPG from the recession in 2009 and supply chain restocking;

  •
  executing our geographic expansion and direct distribution strategies through strategic acquisitions of Swift Engineering and Austcast in Australia, which added foundry and fabrication capabilities and additional products, including a patented truck body, to our EPG product portfolio; and

  •
  expanding manufacturing and distribution in Brazil, Canada, China, Indonesia, South Africa and the United States.

          In 2011, growth in mining and infrastructure development continued, and we focused on:

  •
  managing the high-volume demand from our EPG customers;

  •
  expanding manufacturing and distribution in Australia, Brazil, Canada, China, Indonesia, Peru, South Africa and the United States; and

  •
  executing our geographic expansion and direct distribution strategies through strategic acquisitions of Trans Equipment and Supply, Inc. in the United States and Hydra Mining Tools International Limited in the UK and China, which added new products for the underground mining segment to our EPG product portfolio.

          In TTG, we believe customer destocking started in 2009 and continued through 2010. Destocking was delayed in TTG, compared to EPG, because of the order lead time and the length of the supply chain in the power generation market, mitigated by recovery in the aerospace market. In 2011, our aerospace markets experienced increasing sales and our power generation markets showed signs of slow recovery. In 2011, we focused on managing the product mix shift to aerospace engine components and on securing new product programs.

          As a result of improved economic conditions and our expansion initiatives, we increased our global workforce to 5,362 employees at December 31, 2011 from approximately 4,600 employees at the end of 2010. We experienced increased EPG lead times in 2011 because customer demand outstripped our ability to supply products. We estimate customer demand has led to extended lead times for products representing approximately 45% of EPG net sales in 2011. For 2010, we estimate the average lead time for mining GET products was about eight weeks; as of December 31, 2011, average lead time was about 16 weeks. See "Risk Factors — Our production capacity may not be sufficient to meet customer demand." We believe some of our competitors also face increased lead times. We have taken steps to address lead time issues, including expansion of existing facilities, some of which have been implemented and some of which are scheduled for early 2012. We continue to ramp up production of ESCO products at our acquired Austcast facilities in Australia and New Zealand, and our Chilean joint venture facility is scheduled to be operational in 2012.

          In February 2012, we settled a dispute with Caterpillar, Inc., one of our largest customers by sales, about our obligations to fill orders for it ahead of other customers. As part of the settlement, we will increase our productions for Caterpillar in the first half of 2012, decrease production for Caterpillar beginning in the second half of 2012 and allow Caterpillar to manufacture some products under a royalty-bearing license agreement. In addition, Caterpillar will pay increased prices on our products. Because the products we sell to Caterpillar have a lower average profit margin than other products we sell, we expect our profit margins and adjusted EBITDA will be adversely affected in the second quarter of 2012 and improve in the third and fourth quarters. Our arrangement with Caterpillar will make management of production capacity for other customers more challenging in the short term, but we expect it will improve our ability to manage and meet customer demands beginning in the second half of 2012.

Market Outlook

          EPG.    We believe we are well positioned to capitalize on our investments in foundry capacity, direct distribution and global expansion as the mining and infrastructure development markets grow.

          We expect demand for mined commodities to increase as the global economy grows and consumption of raw materials in connection with urbanization and development in emerging markets increases. We expect these dynamics to drive increased demand for mining capital equipment on which we will have first fitment opportunities; restocking of inventories of our products; and use of wear parts, particularly as ore grades decline and shallow ore deposits are depleted, requiring more earth excavation.

          As a result of market activity levels and these expectations, we plan to continue to invest in our geographic expansion in key mining regions in countries such as Australia, Brazil, Canada, China, Peru, Indonesia, South Africa and the United States. We also plan to continue to build our direct distribution capability and grow our product offering in markets where there is a high concentration of mining activity. These investments in our growth may negatively affect our operating margin in the short term.

          TTG.    We expect continued growth in air traffic, which began in 2010, to increase demand for aerospace components for original equipment build and engine repair and overhaul. We expect improved sales of components driven by new programs such as Boeing's 787 and 747-8 and the Airbus A380 and improved replacement part sales on legacy aircraft. While visibility remains limited, our industrial gas turbine (IGT) markets improved slightly in recent months. We believe these markets will continue to show signs of improvement in 2012, but at a lower rate than in past recoveries. We expect growth in orders for power turbine components to be driven by new turbine builds, restocking in the supply chain and shorter maintenance cycles as energy consumption grows.

OFAC Violation

          In 2011, we voluntarily reported to the Office of Foreign Assets Control of the U.S. Department of the Treasury (OFAC) a violation of OFAC regulations. See "Risk Factors — We may incur penalties and experience other adverse effects on our business for a violation of OFAC regulations." OFAC violations may result in significant penalties. We have not established a reserve for a potential penalty See Note 18 — Commitments and Contingencies, to our Consolidated Financial Statements. Although we have not determined that a penalty is probable, we believe any penalty would not exceed $5.5 million; however, any assessed penalty could be materially higher.

Key Metrics

          We regularly review a number of metrics, including the following, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

	Year Ended December 31,
(in millions)	2011	2010	2009
Net sales	$1,122.3	$849.5	$680.4
Operating profit	$97.8	$74.0	$54.4
Operating margin	8.7%	8.7%	8.0%
Net earnings attributable to ESCO shareholders	$48.4	$23.9	$18.4
Adjusted net earnings from continuing operations*	$67.5	$49.5	$31.2
Adjusted EBITDA*	$160.9	$127.8	$99.5
Adjusted EBITDA margin*	14.3%	15.0%	14.6%
Net cash provided by operating activities	$52.6	$78.3	$88.8

*
These measures are non-GAAP financial measures. See "Selected Consolidated Financial and Other Data," where these measures are discussed and reconciled to the most comparable GAAP measure.

          In addition to the measures above, we review monthly key raw material costs and pricing trends. In EPG, we track, among other things, the prices of scrap steel, plate steel, nickel and molybdenum, which prices affect the cost of our products. The average cost for these raw materials increased moderately in 2010 and again in 2011, but at a lower rate. In TTG we track, among other things, the price of key alloys used in TTG products such as nickel, cobalt, molybdenum and tantalum. We experienced price increases in these raw materials in 2010, and further increases in 2011 driven by increasing demand. We generally seek to pass raw material cost increases to our EPG customers through product price increases and to TTG customers through surcharges or escalator provisions in our long-term agreements with those customers. Historically, there has been a delay of several months between raw material cost increases and our realization of price increases for our products.

Basis of Presentation of Our Results of Operations

Net Sales

          EPG net sales primarily consist of sales of wear parts and attachments serving as wear part carriers for mining, infrastructure development and other industrial markets and royalties from a limited number of licensees from sales of our products in some geographies. EPG sales are made to OEMs and end-users directly and indirectly through a network of independent dealers.

          TTG net sales primarily consist of sales of replacement parts and structural components for turbines used in the aerospace and power generation markets. TTG net sales are derived from products that are developed by our customers, and almost all TTG net sales are direct.

Cost of Goods Sold

          Cost of goods sold includes raw materials; employee compensation and benefits, including ESOP non-cash compensation expense; and other costs, including distribution expenses,

depreciation, product development costs, insurance, taxes, operating supplies, utilities and warranty costs. Manufacturing development expense and a portion of foundry pattern amortization, which we consider part of our product development cost, are included in cost of goods sold rather than in research and development.

Selling and Administrative Expenses

          Selling and administrative expenses include employee compensation and benefits, including ESOP non-cash compensation expense and long-term incentive accruals, research and development costs, product optimization costs, outbound freight not invoiced to the customer, professional fees, insurance, mark to market gains or losses on our long-term investments held to fund our deferred compensation and supplemental executive retirement programs and certain facility costs. All long-term incentive performance awards and SARs expenses are recorded in selling and administrative expenses. See "Critical Accounting Policies and Estimates — Share-Based Compensation."

          Product optimization, part of which we consider part of our product development cost, is included in selling and administrative expenses in addition to research and development expense.

Restructuring and Other

          Restructuring and other represents costs associated with plant shutdowns and reduction in force programs and other non-routine expenses.

Operating Results

          Dollar amounts are in millions and are derived from the consolidated financial statements included in this prospectus, which present amounts in thousands. Small rounding differences may be reflected in the percentage of net sales and percentage change columns below.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

	Year ended December 31,
	2011		2010
Statement of Earnings Data (dollars in millions)	Amount	% of Net Sales	Amount	% of Net Sales
Net sales	$1,122.3	100.0%	$849.5	100.0%
Cost of goods sold(1)	823.7	73.4%	626.9	73.8%

Gross profit	298.6	26.6%	222.6	26.2%
Selling and administrative expenses(1)	199.8	17.8%	147.9	17.4%
Restructuring and other	1.0	0.1%	0.7	0.1%

Operating profit	97.8	8.7%	74.0	8.7%
Interest expense, net	13.8	1.2%	23.7	2.8%
Loss on early extinguishment of debt	—	—%	13.0	1.5%
Other expense (income), net	1.8	0.2%	(0.7)	(0.1)%

Earnings from continuing operations before income taxes	82.2	7.3%	38.0	4.5%
Income tax expense	27.3	2.4%	9.4	1.1%

Net earnings	54.9	4.9%	28.6	3.4%
Less: net earnings attributable to the non-controlling interests — continuing operations	(6.5)	(0.5)%	(4.7)	(0.6)%

Net earnings attributable to ESCO shareholders	$48.4	4.4%	$23.9	2.8%

(1)
ESOP non-cash compensation expense included in these line items as follows:

Cost of goods sold	$13.3	1.2%	$11.9	1.4%
Selling and administrative expenses	6.2	0.5%	5.4	0.6%

Total	$19.5	1.7%	$17.3	2.0%

	Year Ended December 31,
Statement of Earnings Data (dollars in millions)	2011 Amount	2010 Amount	$ Change	% Change
Net sales	$1,122.3	$849.5	$272.8	32.1%
Cost of goods sold(1)	823.7	626.9	196.8	31.4%

Gross profit	298.6	222.6	76.0	34.1%
Selling and administrative expenses(1)	199.8	147.9	51.9	35.1%
Restructuring and other	1.0	0.7	0.3	42.9%

Operating profit	97.8	74.0	23.8	32.2%
Interest expense, net	13.8	23.7	(9.9)	(41.8)%
Loss on early extinguishment of debt	—	13.0	(13.0)	(100.0)%
Other expense (income), net	1.8	(0.7)	2.5	357.1%

Earnings from continuing operations before income taxes	82.2	38.0	44.2	116.3%
Income tax expense	27.3	9.4	17.9	190.4%

Net earnings	54.9	28.6	26.3	92.0%
Less: net earnings attributable to the non-controlling interests — continuing operations	(6.5)	(4.7)	(1.8)	38.3%

Net earnings attributable to ESCO shareholders	$48.4	$23.9	$24.5	102.5%

(1)
ESOP non-cash compensation expense included in these line items as follows:

Cost of goods sold	$13.3	$11.9	$1.4	11.8%
Selling and administrative expenses	6.2	5.4	0.8	14.8%

Total	$19.5	$17.3	$2.2	12.7%

Net sales

	Year Ended December 31,
(dollars in millions)	2011 Amount	2010 Amount	$ Change	% Change
Net sales	$1,122.3	$849.5	$272.8	32.1%
EPG	964.9	712.6	252.3	35.4%
TTG	157.4	136.9	20.5	15.0%

          For 2011, net sales were $1,122.3 million, an increase of $272.8 million, or 32.1%, from $849.5 million for 2010. Net sales in EPG and TTG increased 35.4% and 15.0%, respectively, for 2011 compared to 2010. The combined net sales of EPG and TTG wear parts and replacement components represented more than 75% of our net sales in each of 2011 and 2010. Net sales directly or indirectly outside of the United States made up 60.6% of net sales in 2011 and 55.0% of net sales in 2010. No single customer accounted for more than 10% of our net sales in either 2011 or 2010.

          EPG.    Net sales increased $252.3 million, or 35.4%, to $964.9 million for 2011, from $712.6 million for 2010. The increase was composed of a $190.5 million, or 43.8%, increase in mining product sales across all geographies, including $41.3 million from business acquisitions in 2011 and 2010; a $59.5 million, or 26.4%, increase in infrastructure development product sales across all geographies; and a $2.3 million, or 4.3%, increase in industrial product sales. Included in the overall increase is the net effect of $25.0 million attributable to favorable foreign exchange rates and $21.7 million attributable to price increases. In 2011, 54.1% of our EPG net sales were made directly to end-users, 31.1% were generated through our EPG global dealer distribution networks and 14.8% were sales to OEMs. In 2010, 48.5% of EPG net sales were directly to end-users, 35.4% were generated through our EPG global dealer distribution network and 16.1% were sold to OEMs. The increase in net sales directly to end-users or direct channels was primarily driven by direct sales in Australia and South Africa as our royalty-generating license agreements in those markets ended in 2011, increased direct sales in North America and growth in the global mining and hard rock dredging markets, in which we primarily sell direct. EPG net sales represented approximately 86% of our total net sales for 2011 and 84% for 2010.

          TTG.    Net sales were $157.4 million for 2011, an increase of $20.5 million, or 15.0%, from $136.9 million for 2010. The increase was composed of a $21.1 million increase in aerospace engine components net sales, a $0.4 million decrease in Industrial Gas Turbine (IGT) product net sales and a $0.2 million decrease in industrial/other net sales. The TTG net sales represented approximately 14% of our total net sales for 2011 and 16% for 2010.

Gross profit

	Year ended December 31,
	2011		2010
(dollars in millions)	Amount	% Net Sales	Amount	% Net Sales	$ Change	% Change
Gross profit	$298.6	26.6%	$222.6	26.2%	$76.0	34.1%
EPG	286.1	29.7%	209.8	29.4%	76.3	36.4%
TTG	26.1	16.6%	24.8	18.1%	1.3	5.2%
Other	(13.6)		(12.0)		(1.6)	13.3%

          Gross profit was $298.6 million for 2011, an increase of $76.0 million, or 34.1%, from $222.6 million for 2010. The increase was driven primarily by stronger sales in each of EPG and TTG. Gross profit margin increased to 26.6% for 2011 from 26.2% for 2010 due to an increase in EPG gross margin that was partially offset by a decrease in TTG gross margin. Excluding ESOP non-cash compensation expenses of $13.3 million and $11.9 million for 2011 and 2010, respectively, gross profit increased $77.4 million, or 33.0%, for 2011 compared to 2010 and as a percentage of net sales increased to 27.8% in 2011 from 27.6% in 2010.

          EPG.    Gross profit increased $76.3 million, or 36.4%, to $286.1 million for 2011 compared to $209.8 million for 2010 primarily due to an increase in net sales volumes. EPG gross profit margin increased to 29.7% in 2011 from 29.4% in 2010 primarily due to price increases and favorable foreign exchange rate effects. The increases were partially offset by $19.6 million of increased raw material costs as well as supply chain costs associated with the higher volumes and under-absorbed manufacturing costs due to the retooling of our Australian foundries.

          TTG.    Gross profit increased $1.3 million, or 5.2%, to $26.1 million for 2011 from $24.8 million for 2010 primarily due to an increase in net sales volumes. TTG gross profit margin decreased to 16.6% in 2011 from 18.1% in 2010 primarily due to higher aerospace engine component sales mix and production inefficiencies at some facilities.

          Other.    Other primarily represents the ESOP non-cash compensation expense of $13.3 million and $11.9 million for 2011 and 2010, respectively.

Selling and administrative expenses

	Year ended December 31,
	2011		2010
(dollars in millions)	Amount	% Net Sales	Amount	% Net Sales	$ Change	% Change
Selling and administrative	$199.8	17.8%	$147.9	17.4%	$51.9	35.1%
EPG	140.7	14.6%	101.6	14.3%	39.1	38.5%
TTG	16.8	10.7%	16.1	11.8%	0.7	4.3%
Other	42.3		30.2		12.1	40.1%

          Selling and administrative expenses were $199.8 million for 2011, an increase of $51.9 million, or 35.1%, compared to 2010. Selling and administrative expenses as a percentage of net sales increased to 17.8% for 2011, from 17.4% for 2010. Excluding ESOP non-cash compensation expenses of $6.2 million and $5.4 million for 2011 and 2010, respectively, selling and administrative expenses increased $51.1 million, or 35.9%, for 2011 compared to 2010 and as a percentage of net sales increased to 17.3% in 2011 from 16.8% in 2010.

          EPG.    Selling and administrative expenses for 2011 were $140.7 million, an increase of $39.1 million, or 38.5%, from $101.6 million for 2010. The increase in expenses was primarily due to $23.5 million of expansion-related expenses, particularly the continued investment in our Australian and South African organizational infrastructure and the EPG acquisitions in 2010 and 2011, and $21.6 million attributable to increased sales volumes, including travel and outbound freight expenses. These increases were partially offset by $6.0 million of net proceeds from a settlement with Bradken Resources Pty Ltd.

          TTG.    Selling and administrative expenses for TTG were $16.8 million for 2011 compared to $16.1 million for 2010. TTG selling and administrative expenses as percentage of TTG net sales decreased to 10.7% in 2011 from 11.8% in 2010.

          Other.    Increased selling and administrative expenses for 2011 compared to 2010 were primarily related to a $6.1 million increase in incentive compensation expense, a $2.8 million increase in personnel costs, a $1.8 million increase in purchased services, a $2.8 million increase in mark to market expenses for non-qualified employee benefit plans and a $0.8 million increase in ESOP non-cash compensation expense. Incentive compensation expense included $2.9 million due to the acceleration of share-based compensation expense on retiring executives' SARs. The increase in purchased services was primarily caused by non-capitalized expenses related to our initial public offering and litigation expenses related to our dispute with Bradken Resources Pty Ltd.

Operating profit

	Year ended December 31,
	2011		2010
(dollars in millions)	Amount	% Net Sales	Amount	% Net Sales	$ Change	% Change
Operating profit	$97.8	8.7%	$74.0	8.7%	$23.8	32.2%
EPG	145.4	15.1%	108.2	15.2%	37.2	34.4%
TTG	9.3	5.9%	8.7	6.4%	0.6	6.9%
Other	(56.9)		(42.9)		(14.0)	32.6%

          EPG.    Operating profit increased $37.2 million to $145.4 million, or 15.1%, for 2011 compared to $108.2 million, or 15.2% of EPG net sales, for 2010. The increase in operating profit was primarily due to increased sales volumes, price increases, and $6.0 million from the settlement of our dispute with Bradken Resources Pty Ltd., which we received in the third quarter of 2011.

          TTG.    Operating profit increased to $9.3 million, or 5.9% of TTG net sales, for 2011, compared to $8.7 million, or 6.4% of TTG net sales, for 2010. The increase in operating profit was due to increased sales revenue and the decrease in operating profit margin was driven primarily by increased manufacturing costs during 2011.

          Other.    Operating loss increased to $56.9 million for 2011 compared to $42.9 million for 2010. The increase in operating loss was driven primarily by increased selling and administrative expenses in 2011.

Loss on early extinguishment of debt

          During the fourth quarter of 2010, we refinanced $300 million of fixed and floating rate notes that we issued in 2006 through a five-year term loan and a revolving credit facility. As a result, we incurred $8.6 million in prepayment fees on the notes and a write-off of $4.0 million unamortized loan costs for the remaining 2006 transaction fees.

          During the fourth quarter of 2010, we terminated our U.S. asset-backed line of credit agreement and recorded a $0.4 million loss on an early extinguishment of debt for the unamortized loan costs on the line of credit.

Interest expense, net

          For 2011, interest expense, net was $13.8 million, compared to $23.7 million for 2010. The decrease in net interest expense reflects lower average effective interest rates and reduced debt as a result of our debt refinancing in December 2010.

Income tax expense

          Income tax expense was $27.3 million and $9.4 million for 2011 and 2010, respectively. Income tax expense increased due to an increase in income from continuing operations and an increase in the overall effective tax rate. The effective tax rate from continuing operations for 2011 was 33.3% compared to 24.8% for 2010. The effective tax rate increased for 2011 due to unfavorable permanent book/tax differences and no significant reductions for prior years' liability for uncertain tax positions without an associated cash payment partially offset by decreases in the current year state income tax rate.

Non-controlling interest

          Non-controlling interest reflects the net after-tax profits in our less-than-100%-owned subsidiaries allocable to the non-ESCO shareholders. Non-controlling interest was $6.5 million for 2011 compared to $4.7 million for 2010. The increase in 2011 reflects slightly higher net sales for those subsidiaries and the acquisition of a non-controlling interest in a joint venture company in China in connection with our acquisition of Hydra Mining Tools International Limited in the third quarter of 2011.

Operating Results

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

	Year ended December 31
	2010		2009
Statement of Earnings Data (dollars in millions)	Amount	% of Net Sales	Amount	% of Net Sales
Net sales	$849.5	100.0%	$680.4	100.0%
Cost of goods sold(1)	626.9	73.8%	507.1	74.5%

Gross profit	222.6	26.2%	173.3	25.5%
Selling and administrative expenses(1)	147.9	17.4%	112.5	16.5%
Restructuring and other	0.7	0.1%	6.4	0.9%

Operating profit	74.0	8.7%	54.4	8.0%
Interest expense, net	23.7	2.8%	26.2	3.9%
Loss on early extinguishment of debt	13.0	1.5%	—	n/m
Other income, net	(0.7)	(0.1)%	(1.1)	(0.2)%

Earnings from continuing operations before income taxes	38.0	4.5%	29.3	4.3%
Income tax expense	9.4	1.1%	8.5	1.2%

Earnings from continuing operations, net of tax	28.6	3.4%	20.8	3.1%
Earnings from discontinued operations, net of tax	—	—	0.3	—

Net earnings	28.6	3.4%	21.1	3.1%

Less: net earnings attributable to the non-controlling interests — continuing operations	(4.7)	(0.6)%	(2.5)	(0.4)%
Less: net earnings attributable to the non-controlling interests — discontinued operations	—	—	(0.2)	—

Net earnings attributable to ESCO shareholders	$23.9	2.8%	$18.4	2.7%

(1)
ESOP non-cash compensation expense included in these line items as follows:

Cost of goods sold	$11.9	1.4%	$11.1	1.6%
Selling and administrative expenses	5.4	0.6%	5.4	0.8%

Total	$17.3	2.0%	$16.5	2.4%

	Year Ended December 31,
Statement of Earnings Data (dollars in millions)	2010 Amount	2009 Amount	$ Change	% Change
Net sales	$849.5	$680.4	$169.1	24.9%
Cost of goods sold(1)	626.9	507.1	119.8	23.6%

Gross profit	222.6	173.3	49.3	28.4%
Selling and administrative expenses(1)	147.9	112.5	35.4	31.5%
Restructuring and other	0.7	6.4	(5.7)	(89.1)%

Operating profit	74.0	54.4	19.6	36.0%
Interest expense, net	23.7	26.2	(2.5)	(9.5)%
Loss on early extinguishment of debt	13.0	—	13.0	n/m
Other income, net	(0.7)	(1.1)	0.4	(36.4)%

Earnings from continuing operations before income taxes	38.0	29.3	8.7	29.7%
Income tax expense	9.4	8.5	0.9	10.6%

Earnings from continuing operations, net of tax	28.6	20.8	7.8	37.5%
Earnings from discontinued operations, net of tax	—	0.3	(0.3)	(100.0)%

Net earnings	28.6	21.1	7.5	35.5%

Less: net earnings attributable to the non-controlling interests — continuing operations	(4.7)	(2.5)	(2.2)	88.0%
Less: net earnings attributable to the non-controlling interests — discontinued operations	—	(0.2)	0.2	(100.0)%

Net earnings attributable to ESCO shareholders	$23.9	$18.4	$5.5	29.9%

(1)
ESOP non-cash compensation expense included in these line items as follows:

Cost of goods sold	$11.9	$11.1	$0.8	7.2%
Selling and administrative expenses	5.4	5.4	—	—%

Total	$17.3	$16.5	$0.8	4.8%

Net sales

	Year Ended December 31,
(dollars in millions)	2010 Amount	2009 Amount	$ Change	% Change
Net sales	$849.5	$680.4	$169.1	24.9%
EPG	712.6	530.5	182.1	34.3%
TTG	136.9	149.9	(13.0)	(8.7)%

          For 2010, net sales were $849.5 million, an increase of $169.1 million, or 24.9%, from $680.4 million for 2009. The combined net sales of EPG and TTG wear parts and replacement components represented more than 75% of our net sales in each of 2010 and 2009. Net sales directly or indirectly outside of the United States made up 55.0% of our 2010 net sales and 52.1% of our 2009 net sales. Our top 10 customers generated 26% of our net sales in 2010 and 23% of our net sales in 2009. No single customer accounted for 10% or more of our net sales in either 2010 or 2009.

          EPG.    Net sales increased $182.1 million, or 34.3%, to $712.6 million for 2010 from $530.5 million for 2009. The $182.1 million increase was composed of a $122.4 million, or 39.1%, increase in mining product sales across all geographies, including $30.5 million contributed by the two Australian businesses acquired in 2010; a $49.3 million, or 28.1% increase in infrastructure development product sales driven by customer inventory restocking and market growth; and a $10.4 million, or 24.6%, increase in industrial products sales. Included in these increases is the net effect of a $14.0 million benefit in 2010 compared to 2009 due to favorable foreign exchange rates. In 2010, 48% of our EPG net sales were sales directly to end-users, 36% were generated through our EPG global dealer distribution network and 16% were sales to OEMs. In 2009, 44% of our EPG net sales were sales directly to end customers, 43% were generated through our EPG global dealer distribution network and 13% were sales to OEMs. The increase in net sales generated through our direct channel in 2010 was primarily driven by the acquisition of two Australian businesses and the secular recovery of global mining markets. The increase in net sales generated by our OEMs was primarily driven by supply chain restocking. EPG sales represented approximately 84% of our total net sales for 2010 and 78% for 2009.

          TTG.    Net sales were $136.9 million for 2010 a decrease of $13.0 million, or 8.7%, from $149.9 million for 2009. The decrease was primarily composed of a $19.6 million decrease in IGT sales driven by late cycle destocking and a $2.5 million decrease in industrial/other sales. The IGT decrease was mitigated by a $9.1 million increase in our aerospace engine component sales, which we believe was driven by increased airline traffic. TTG net sales represented approximately 16% of our total net sales for 2010 and 22% for 2009.

Gross profit

	Year ended December 31,
	2010		2009
(dollars in millions)	Amount	% Net Sales	Amount	% Net Sales	$ Change	% Change
Gross profit	$222.6	26.2%	$173.3	25.5%	$49.3	28.4%
EPG	209.8	29.4%	154.1	29.0%	55.7	36.1%
TTG	24.8	18.1%	30.4	20.3%	(5.6)	(18.4)%
Other	(12.0)		(11.2)		(0.8)	7.1%

          Gross profit was $222.6 million for 2010, an increase of $49.3 million from $173.3 million for 2009. The increase was driven primarily by EPG sales volume impact of $55.7 million and increased utilization efficiencies of the EPG manufacturing cost base of $14.4 million, partially offset by EPG sales volume-related costs, such as increased distribution and other expenses of $12.2 million, lower TTG sales volume and lower TTG capacity utilization of $5.6 million and a $2.9 million LIFO decrement. This decrement was the effect of reduced inventories in 2009, resulting in a liquidation of LIFO inventory carried at the lower costs prevailing in prior years than the cost of 2009 purchases. Gross profit as a percentage of net sales increased to 26.2% for 2010 from 25.5% for 2009. Excluding ESOP non-cash compensation expense of $11.9 million for 2010 and $11.1 million for 2009, gross profit as a percentage of net sales also increased for 2010 to 27.6% from 27.1% for 2009.

          EPG.    Gross profit increased $55.7 million, or 36.1%, to $209.8 million for 2010 from $154.1 million for 2009, primarily due to an increase in net sales volumes and increased utilization efficiencies of EPG manufacturing cost base. EPG gross profit margin increased to 29.4% for 2010 from 29.0% for 2009, primarily as the result of higher production volumes, which better leveraged manufacturing capacities, and manufacturing cost reductions that focused on utilities and operating supplies. Partially offsetting the increase in gross profit percentage were increased raw material costs in 2010. We did not initiate pricing increases to pass on raw material costs until the second half of 2010.

          TTG.    Gross profit decreased $5.6 million, or 18.4%, to $24.8 million in 2010 from $30.4 million in 2009 due to lower sales volumes, lower manufacturing capacity utilization and manufacturing development and product trial expenses associated with new parts and a higher aerospace product mix, which generally have lower margins than IGT, as a result of the late cycle destocking in the IGT markets.

          Other.    Other represents principally the ESOP non-cash compensation expense of $11.9 million in 2010 and $11.1 million in 2009.

Selling and administrative expenses

	Year ended December 31,
	2010		2009
(dollars in millions)	Amount	% Net Sales	Amount	% Net Sales	$ Change	% Change
Selling and administrative	$147.9	17.4%	$112.5	16.5%	$35.4	31.5%
EPG	101.6	14.3%	81.6	15.4%	20.0	24.5%
TTG	16.1	11.8%	15.8	10.5%	0.3	1.9%
Other	30.2		15.1		15.1	100.0%

          Selling and administrative expenses were $147.9 million for 2010, an increase of $35.4 million, or 31.5%, over 2009. Selling and administrative expenses as a percentage of net sales increased to 17.4% for 2010, from 16.5% for 2009. Excluding ESOP non-cash compensation expense, selling and administrative expenses increased $35.4 million, or 33.1%, for 2010 compared to 2009 and, as a percentage of net sales, selling and administrative expenses increased to 16.8% for 2010 from 15.8% for 2009.

          EPG.    Increased selling and administrative expenses for 2010 resulted from increased sales volume activity due to improved market conditions, growth-related hiring and our entry into Australia in anticipation of the expiration of our Australian license agreement on June 30, 2011, expansion of our global direct distribution model and recovery in our markets. Our entry into Australia in the second half of 2010 increased selling and administrative expenses by $6.6 million, which primarily consisted of operational costs and acquisition related costs of $1.1 million. EPG selling and administrative expenses as a percentage of net sales decreased to 14.3% in 2010 from 15.4% in 2009.

          TTG.    Increased selling and administrative expenses were due to customer-related travel expenses. Selling and administrative expenses as a percentage of net sales increased to 11.8% in 2010 from 10.5% in 2009.

          Other.    Increased selling and administrative expenses for 2010 resulted primarily from a $10.1 million increase in our long-term incentive compensation cash awards accrual due to a mark to market change on our cash-settled SARs, a $2.6 million charge to remove accumulation of solid waste at a Canadian plant and a $0.9 million increase from a less favorable unrealized gain on our long-term investment assets.

Restructuring and other

          In 2010 we incurred $0.7 million of restructuring costs associated with a restructuring plan initiated in prior years for the shutdown of our West Jordan, Utah blades facility in 2008 and our Saskatoon, Saskatchewan foundry in 2009. These restructuring costs were primarily composed of impairment losses and on-going facility costs. In 2009, we incurred $6.3 million of restructuring costs associated with the shutdown of these facilities and severance and other costs as a result of our global workforce reduction of 17.6% in 2009.

Operating profit

	Year ended December 31,
	2010		2009
(dollars in millions)	Amount	% Net Sales	Amount	% Net Sales	$ Change	% Change
Operating profit	$74.0	8.7%	$54.4	8.0%	$19.6	36.0%
EPG	108.2	15.2%	72.5	13.7%	35.7	49.2%
TTG	8.7	6.4%	14.6	9.7%	(5.9)	(40.4)%
Other	(42.9)		(32.7)		(10.2)	31.2%

          EPG.    Operating profit increased 49.2% to $108.2 million, or 15.2% of net sales, for 2010 from $72.5 million, or 13.7% of net sales, for 2009. The increase in operating profit was caused by increased sales volumes in 2010. Operating profit margin increased in 2010 to 15.2% from 13.7% in 2009 as the result of the leveraging of manufacturing expenses and selling and administrative expenses.

          TTG.    Operating profit decreased to $8.7 million, or 6.4% of net sales, for 2010 compared to $14.6 million, or 9.7% of net sales, for 2009. The decrease in operating profit was caused by lower IGT sales volumes and the associated reduced capacity utilization as that market recovered more slowly from the global economic downturn and its supply chain destocking experienced over the past two years.

Interest expense, net

          Interest expense, net was $23.7 million for 2010 compared to $26.2 million for 2009. The decrease in interest expense, net reflects lower average effective interest rates on our floating rate notes during 2010, a two-week benefit of the refinancing of our fixed and floating rate notes at lower interest rates, a net reduction in debt of $33.2 million and higher interest income of $0.3 million, resulting from improved yields on our invested cash funds.

Loss on early extinguishment of debt

          During the fourth quarter of 2010, we refinanced $300 million of fixed and floating rate notes that we issued in 2006 through a five-year term loan and a revolving credit facility. As a result, we incurred $8.6 million in prepayment fees on the notes and a write-off of $4.0 million in unamortized loan costs for the remaining 2006 transaction fees.

          During the fourth quarter of 2010, we terminated our U.S. asset-backed line of credit agreement and recorded a $0.4 million loss on an early extinguishment of debt for the unamortized loan costs on the line of credit.

Income tax expense

          The effective tax rate from continuing operations for 2010 was 24.8% compared to 29.0% for 2009. The effective tax rate decreased in 2010 due to the reversal of uncertain tax provisions from prior years and lower state income tax.

Non-controlling interest

          Non-controlling interest reflects the net after-tax profits in our less-than-100%-owned subsidiaries allocable to the non-ESCO shareholders. Non-controlling interest was $4.7 million for 2010 versus $2.5 million for 2009. The increase in 2010 reflects increased sales for those entities.

Quarterly Operating Results

          The following unaudited quarterly financial data for the eight quarters ended December 31, 2011 have been prepared on a basis consistent with our audited consolidated annual financial statements, and in management's opinion, include all normal recurring adjustments necessary for the fair statement of the financial information contained in those statements. The period-to-period comparison of financial results is not necessarily indicative of future results. You should read this data together with our consolidated financial statements and the related notes included herein. For a discussion of trends affecting our results of operations and information regarding the expected impact of a recent settlement on our quarterly performance, see "— Trends, Opportunities and Challenges — Recent Activity."

	Quarter ended
	Dec 31, 2011		Sep 30, 2011		Jun 30, 2011		Mar 31, 2011		Dec 31, 2010			Sep 30, 2010		Jun 30, 2010		Mar 31, 2010
(dollars in millions)	$	% of net sales	$	% of net sales	$	% of net sales	$	% of net sales	$		% of net sales	$	% of net sales	$	% of net sales	$	% of net sales
Net sales	306.6	100.0%	288.1	100.0%	273.8	100.0%	253.8	100.0%	234.9		100.0%	228.1	100.0%	201.2	100.0%	185.3	100.0%
Gross profit	77.5	25.3%	76.5	26.6%	74.1	27.1%	70.5	27.8%	59.4		25.3%	59.0	25.9%	55.1	27.4%	49.1	26.5%
Selling and administrative expenses (including restructuring)	53.5	17.4%	51.2	17.7%	49.4	18.0%	46.7	18.4%	49.2		20.8%	32.9	14.4%	35.0	17.4%	31.5	17.0%
Operating profit	24.0	7.8%	25.3	8.8%	24.7	9.0%	23.8	9.4%	10.2		4.5%	26.1	11.4%	20.1	10.0%	17.6	9.5%
Net earnings (loss) attributable to ESCO shareholders	12.0	3.9%	10.3	3.6%	13.2	4.8%	12.9	5.1%	(2.4)	(a),(b)	(1.0)%	11.8	5.2%	8.7	4.3%	6.0	3.2%
Adjusted net earnings from continuing operations(c)	15.5	5.1%	16.3	5.7%	17.5	6.4%	18.2	7.2%	14.9		6.3%	13.7	6.0%	12.6	6.3%	8.4	4.5%
Adjusted EBITDA(d)	38.2	12.5%	43.1	15.0%	39.8	14.6%	39.8	15.6%	31.5		13.4%	35.8	15.7%	32.7	16.2%	27.8	15.0%

(a)
The net loss in the fourth quarter of 2010 is attributable to our debt refinancing expense of $13.0 million, a SARs mark to market expense of $6.9 million and a $2.6 million provision to remove an accumulation of solid waste at a Canadian facility. The debt refinancing expense consisted of $8.6 million call premium and $4.4 million acceleration of our unamortized expenses associated with our 2006 bond offering and asset-backed line of credit.

(b)
This reflects a mark to market adjustment on cash-settled SARs. Additional expense on long-term cash incentives awards also affected fourth quarter results. The remaining cash-settled SARS will be marked to market value. In 2011, we changed our SARs long-term incentive program to feature a stock-settled grant rather than a cash-settled grant, and 92.6% of our existing cash-settled SARs were converted to stock-settled SARs. Combined, the net impact was $9.2 million in the fourth quarter of 2010. Our 2011 long-term incentive awards incentive program is an equity awards program.

(c)
Adjusted net earnings from continuing operations is a non-GAAP measure. We have included adjusted net earnings because it represents a basis upon which our management assesses financial performance and may provide a more complete understanding of the factors and trends affecting our business. See "Selected Consolidated Financial and Other Data" and the reconciliation to net earnings (loss) from continuing operations attributable to ESCO shareholders below.

Adjusted Net Earnings Reconciliation

	Quarter ended
(in millions)	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010
Net earnings (loss) attributable to ESCO shareholders	$12.0	$10.3	$13.2	$12.9	$(2.4)	$11.8	$8.6	$6.0
Loss on early extinguishment of debt, net of tax	—	—	—	—	8.5	—	—	—
SARs mark to market expense, net of tax	0.7	0.6	1.0	2.3	4.5	0.3	0.2	—
ESOP non-cash compensation expense, net of tax	3.0	3.1	3.2	3.3	3.2	2.6	2.7	2.6
Unrealized (gain) loss on investments, net of tax	(0.7)	1.9	(0.2)	(0.5)	(0.8)	(1.0)	1.0	(0.4)
Restructuring and other, net of tax	0.5	0.2	—	—	0.2	—	0.1	0.2
Other, net of tax	—	0.2	0.3	0.2	1.7	—	—	—

Adjusted net earnings from continuing operations	$15.5	$16.3	$17.5	$18.2	$14.9	$13.7	$12.6	$8.4

(d)
Adjusted EBITDA is a non-GAAP measure. See "Selected Consolidated Financial and Other Data" and the reconciliation to earnings from continuing operations, net of tax below.

Adjusted EBITDA Reconciliation

	Quarter Ended
(in millions)	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010
Earnings from continuing operations, net of tax	$14.0	$12.2	$14.3	$14.4	$(1.3)	$13.2	$9.6	$7.1
Add (Subtract):
Interest (net) and loss on early extinguishment of debt	3.6	3.6	3.5	3.1	17.9	6.1	6.3	6.4
Income tax expense (benefit)	5.5	7.3	7.1	7.4	(5.3)	7.3	3.7	3.7
Depreciation and amortization	9.0	8.7	8.2	7.8	7.6	6.8	6.5	6.5
Non-operating expense (income)	0.9	2.2	(0.2)	(1.1)	(1.1)	(0.6)	0.5	0.5
ESOP non-cash compensation expense	4.6	4.8	5.0	5.1	5.1	4.1	4.2	4.0
SARs mark to market expense	1.0	0.9	1.6	3.5	6.9	0.5	0.3	—
Unrealized (gains) losses on long term investments	(1.1)	2.9	(0.2)	(0.7)	(1.2)	(1.6)	1.5	(0.6)
Restructuring and other	0.7	0.3	—	—	0.3	—	0.1	0.2
Other	—	0.2	0.5	0.3	2.6	—	—	—

Adjusted EBITDA	$38.2	$43.1	$39.8	$39.8	$31.5	$35.8	$32.7	$27.8

          Our operations are not significantly affected by seasonality.

Liquidity and Capital Resources

          Our principal sources of liquidity are cash provided by operations, existing cash and cash equivalents and our revolving credit facility. At December 31, 2011, we had $56.8 million of cash and cash equivalents and $268.2 million available under our revolving credit facility, net of outstanding letters of credit. Based upon our current and planned level of operations, we believe these sources of liquidity are sufficient to fund our operations and contractual obligations for at least the next 12 months.

          The table below summarizes the major elements of our working capital as of December 31.

(in thousands)	2011	2010
Current assets
Cash and cash equivalents	$56,818	$114,101
Trade accounts receivable, net of reserves of $1,847 and $1,232	182,815	140,000
Inventories	177,057	105,435
Deferred income taxes	11,844	7,631
Prepaid expenses and other current assets	18,906	15,100

Total current assets	$447,440	$382,267

Current liabilities
Accounts payable	$86,171	$65,693
Accrued payroll, payroll taxes and benefits	46,103	36,908
Other accrued liabilities	39,496	30,227
Dividends payable	12,665	1,026
Short-term debt	4,608	70,338
Current portion of long-term debt	13,061	11,502

Total current liabilities	$202,104	$215,694

Working Capital	$245,336	$166,573

          The decrease in our cash and cash equivalents to $56.8 million at December 31, 2011 from $114.1 million at December 31, 2010 was due to additional spending to support increased sales, increased capital expenditures for global foundry and supply store expansion projects, inventory builds for our direct entry into the Australian and South African markets in 2011 after our relationships with former licensees there terminated, and our acquisitions in 2011 of Trans Equipment and Supply, Inc. and Hydra Mining Tools International Limited, which also increased our inventories and trade accounts receivable at December 31, 2011.

          The table below shows our sources and uses of cash in 2011, 2010 and 2009.

	Year ended December 31,
(dollars in millions)	2011	2010	2009
Net earnings from continuing operations	$54.9	$28.6	$21.1
Depreciation and amortization	34.7	29.2	26.8
Non-cash compensation and non-cash post-retirement benefit expense	36.6	30.3	19.6
Changes in operating assets and liabilities	(86.7)	(19.0)	25.8
Other	13.1	9.2	(4.4)
Discontinued operations	—	—	(0.1)

Net cash provided by operating activities	$52.6	$78.3	$88.8

Capital expenditures	$(52.9)	$(20.5)	$(14.1)
Business acquisitions, net of cash acquired	(38.4)	(33.8)	(0.2)
Other	(22.8)	(2.4)	9.4
Discontinued operations	—	—	(0.3)

Net cash used in investing activities	$(114.1)	$(56.7)	$(5.2)

Proceeds from debt	$84.7	$271.4	$2.7
Payments on debt	(69.5)	(306.7)	(6.5)
Dividends paid	(5.9)	(26.9)	(26.1)
Other	(6.6)	(14.3)	(2.1)

Net cash provided by (used in) financing activities	$2.7	$(76.5)	$(32.0)

Working Capital and Cash Flow

2011 Compared to 2010

          Cash Provided by Operating Activities.    Cash provided by operating activities from continuing operations for 2011 was $52.6 million compared to $78.3 million for 2010. The decrease was primarily due to the change in operating assets, primarily the increases in accounts receivable and inventories, of $60.9 million required to support increased sales and production in 2011 partially offset by the increase in earnings of $26.3 million, the increase in non-cash compensation of $6.3 million, the increase in non-cash mark to market on non-qualified employee benefit plans of $2.9 million and the increase in depreciation and amortization of $5.5 million.

          Cash Used in Investing Activities.    Cash used in investing activities from continuing operations for 2011 was $114.1 million compared to $56.7 million for 2010. During 2011, we acquired Trans Equipment and Supply, Inc. for $8.4 million, acquired Hydra Mining Tools International Limited for $27.0 million and paid an additional $1.6 million purchase price adjustment on our Austcast acquisition made in December 2010. Capital expenditures increased to $52.9 million for 2011 from $20.5 million for 2010. Capital expenditures increased as a result of global foundry and supply store expansion projects in Latin America, Australia and China that were initiated in 2011 and, to a lesser degree, information technology projects to support our growth. The $20.4 million increase in other expenditures for investing activities for 2011 compared to 2010 was due to our additional investment in our Chilean joint venture foundry and our investment in TSI Surface Technologies, Ltd.

          Cash Provided by (Used in) Financing Activities.    Cash provided by financing activities for 2011 was $2.7 million compared to cash usage of $76.5 million for 2010. This $79.2 million increase in cash provided by financing activities in 2011 was primarily related to an increase in proceeds from debt issuance of $15.2 million, a decrease in dividends paid of $20.9 million, a decrease in debt issuance and debt extinguishment fees of $13.6 million and an increase in common stock retired of $2.3 million, partially offset by an increase in capitalized offering costs relating to the offering made by this prospectus of $2.0 million.

2010 Compared to 2009

          Cash Provided by Operating Activities.    Cash provided by operating activities for 2010 was $78.3 million compared to $88.8 million for 2009. The decrease was primarily due to increased use of working capital in 2010 to support the increased sales and production levels in EPG.

          The year-over-year change of $44.8 million in our operating assets and liabilities is due to an increase of $19.0 million in 2010 due to an increased need for working capital caused by increased sales and production levels in EPG compared to a decrease of $25.8 million in 2009 that was the result of decreased sales. The year-over-year change of $8.4 million in non-cash ESOP compensation and SARs expense was due to improvement in our operating performance, which increased the fair value of our Class C Preferred Stock and Legacy Class A Common Stock.

          The year-over-year change of $13.6 million in "other" category in the net cash provided by operating activities is due primarily to the loss on early extinguishment of debt in 2010.

          Cash Used in Investing Activities.    Cash used in investing activities increased $51.5 million for 2010 to $56.7 million compared to $5.2 million in 2009. This increase was driven by our 2010 acquisitions of the Engineering and Mining Products divisions of Swift Group Holdings Pty Ltd and Austcast Pty Ltd. for an aggregate purchase price of $33.8 million (net of cash acquired). $2.4 million of other net cash used in investing activities in 2010 related to investments in our Chilean joint venture. No investment was made in the joint venture in 2009. Capital expenditures in 2010 increased to $20.5 million from $14.1 million in 2009 as we returned to normal capital expenditure levels. In 2009, we made only those capital expenditures we believed were critical for maintaining our facilities.

          Cash Used in Financing Activities.    Cash used in financing activities increased $44.5 million for 2010 compared to 2009. The increase was primarily a result of net pay down of debt of $35.3 million in 2010 compared to $3.8 million in 2009, and refinancing costs of $13.7 million in 2010.

Capital Expenditures

          Our capital expenditures in 2011 were $52.9 million and primarily related to global foundry capacity and supply store expansion. We expect to spend between $80 million and $90 million for capital expenditures in 2012, primarily to increase our foundry, global supply store, distribution and fabrication capacity.

          On July 13, 2007, we entered into a 50/50 joint venture with our Chilean licensee, Compañía Electro Metalurgica S.A. (Elecmetal), to build an EPG foundry in Chile scheduled to be operational in 2012. The JV will supply wear parts exclusively to Elecmetal for sale in Chile and to us for sales into other countries in South America and elsewhere. We delayed the foundry's construction during the 2009 economic downturn and resumed construction during 2010. As a result of the delay, the increased demand for construction resources in Chile and new building codes following the 2009 Chilean earthquake, the foundry's construction costs have increased approximately 50% from the 2007 start of the project. Construction of the foundry is now estimated to cost approximately $80.0 million, $25.0 million of which will be funded by each joint venture partner. The remaining approximately $30.0 million will be financed by a construction loan that will convert to a seven-year term loan upon completion of the foundry. The loan is secured by property, equipment and standby letters of credit in the amount at December 31, 2011 of $7.6 million from each partner. We had funded $23.6 million through December 31, 2011. We expect to fund the remaining $1.4 million in 2012.

Pension Plan and Post-Retirement Benefits

          We have various pension and other post-retirement plans, including defined benefit and defined contribution plans that cover most employees worldwide. The defined benefit pension plans for most salaried employees provide pension benefits that are based on years of service and the average of the employee's earnings, as defined. Plans for hourly employees generally provide benefits of stated amounts based on years of service. The amount and timing of our contributions to the plans are determined in consultation with plan actuaries based on legal requirements. Funding-related assumptions include projected salary increases, employment trends, mortality assumption and expected investment returns. We adjust contributions based on actual experience with accruals, payments and forfeitures of benefits, ages of participants and investment results. We froze our U.S. defined benefit pension plan effective December 31, 2008.

          Our defined benefit post-retirement plan provides medical coverage for certain employees. We do not fund retiree health care benefits in advance, and we have the right to modify this plan in the future. For employees retiring before 1993, our contribution toward the cost of coverage will increase to reflect plan experience, but will not increase more than 5% per year. For employees retiring after 1992, our contribution is fixed in the year of retirement and does not change over the life of the participant. The amount of employer contribution, however, depends on the year of retirement. For retirements in 2000 and after, there is no employer contribution toward the program.

          The difference between a plan's funded status and the balance sheet position is recognized, net of tax, as a component of accumulated other comprehensive loss. See Note 17 — Pension Plans to our Consolidated Financial Statements.

          The table below sets forth information for our benefit plans, including our defined benefit plan in the U.S., our Supplemental Executive Retirement Plan and our benefit plans for our Canadian subsidiary (ESCO Ltd.), as of December 31, 2011.

	Pension Plans
				Other Plans
		ESCO Ltd National	ESCO Ltd Hourly
	ESCO			Ret Med	SERP
Projected benefit obligation	$155,597,245	$50,960,114	$11,675,234	$1,104,281	$17,715,346
Fair value of plan assets	118,428,374	44,537,510	11,624,237	—	—
Net periodic postretirement benefit cost	2,551,588	1,749,637	417,842	42,868	1,024,243
Accumulated benefit obligation	155,517,289	43,662,725	11,675,234	1,104,281	17,715,346
Rates used to calculate obligation
Discount rate	4.98%	5.20%	5.20%	4.98%	4.98%
Future compensation levels	3.75%	3.50%	—	—	—
Rates used to calculate pension costs
Discount rate	5.77%	5.60%	5.60%	5.77%	5.77%
Return on assets	7.00%	7.25%	7.25%	—	—
Future compensation levels	3.75%	3.50%	—	—	—

Description of Indebtedness

Credit Facilities

          On November 18, 2010, we entered into a credit agreement with a bank syndicate led by Bank of America, N.A., which includes a $200 million term loan facility and a revolving credit facility of up to $350 million. It also permits letters of credit with sublimits of up to $50 million and swing line loans with sublimits of up to $25 million. Subject to the terms of the credit agreement, we may request an increase in the revolving credit facility of up to $100 million on the same terms. If we request an increase, the increase must be a minimum of $10 million.

          We used the proceeds from the credit agreement to pay off our floating rate senior notes and 8.625% senior notes, which we issued in 2006.

          The interest rate on our loans is calculated based on LIBOR or a base rate, plus a margin rate depending on our consolidated net leverage ratio. The base rate is the highest of (a) the federal funds rate plus 0.50%, (b) the publicly announced Bank of America "prime rate" and (c) the rate for the LIBOR-based rate loans plus 1%. Consolidated net leverage ratio is the ratio of (a) funded debt less the sum of our unencumbered cash and cash equivalents greater than $20 million to (b) consolidated adjusted EBITDA for the most recently completed four quarters. In addition, we pay a quarterly unused commitment fee equal to 0.375% of the unused portion of the revolving credit facility.

          At December 31, 2011, we had $244.3 million available for borrowing under our credit facility, net of $15.7 million in outstanding letters of credit and $90.0 million drawn under the facility. The effective rate of the floating rate term loan and the credit line as of December 31, 2011 was 2.5%.

          At December 31, 2011, we had $8.2 million available for borrowing under a line of credit in Brazil, net of $3.5 million drawn under the line of credit. The effective rate of the credit line as of December 31, 2011 was 14.6%.

          Our obligations under the principal credit facility are secured by a lien on substantially all of our assets and by a pledge of the stock in our directly held subsidiaries.

          At December 31, 2011, we were in compliance with our covenants under the facilities.

Contractual Obligations and Contingencies

          We are obligated to make future payments under various contracts such as debt agreements and leases. The following table sets forth our contractual obligations as of December 31, 2011.

	Payments due
(in millions)	Total	Less than 1 Year	1-2 Years	3-5 Years	More than 5 Years
Long-term debt obligations	$283.0	$11.7	$31.3	$240.0	$—
Estimated interest on long-term debt	39.9	11.4	19.8	8.7	—
Operating lease obligations	29.6	8.1	12.6	6.2	2.7
Capital lease obligations	3.0	1.4	1.6	—	—
Other short-term loans and foreign-based line of credit	4.6	4.6	—	—	—
Chilean foundry construction obligations	1.4	1.4	—	—	—
Pension plan obligation(1)	15.7	15.7		—	—

	$377.2	$54.3	$65.3	$254.9	$2.7

(1)
We expect to contribute an aggregate of $15.7 million to our pension plans in 2012 excluding the Supplemental Executive Retirement Plan and the post-retirement medical coverage plan. Because we are unable to estimate our aggregate pension plan obligations in future years, we did not include those pension plan obligations in the table above. We estimate that we will be required to make the following minimum pension contributions in 2012: $1.1 million under the ESCO Ltd. Hourly Plan and $3.7 million under the ESCO Ltd. National Plan. Actual contributions to the plans will depend on the membership (for the Hourly Plan) and payroll (for the National Plan). Our contribution levels to those two plans for 2013, 2014 and 2015 will be determined when the next tri-annual valuation is completed at December 31, 2012. We contributed $9.7 million to our U.S. pension plan in 2011. We estimate we will contribute $10.9 million to our U.S. pension plan for 2012. We froze our U.S. defined benefit pension plan, U.S. pension plan and Supplemental Executive Retirement Plan effective December 31, 2008, except for a small group of employees accruing transition benefits.

          For additional potential payments, see the following notes to our Consolidated Financial Statements: Note 16 — Income Taxes, Note 19 — Contingently Redeemable Equity Securities, and Note 27 — Business Acquisitions.

          As of December 31, 2011, the recorded liabilities for tax uncertainties was insignificant and was therefore excluded from the above table.

          We may be obligated to purchase Legacy Class A Common Stock under our restated stock transfer restriction agreements (RSTRAs), stock transfer restriction agreements (STRAs) and stock purchase agreements (SPA) to the extent shareholders subject to those agreements tender shares to us for repurchase. Absent the receipt of notice from a retired shareholder, we are unable to estimate the amount or timing of payment under the RSTRAs, STRAs or SPAs and, as a result, we did not include our repurchase obligations under those agreements in the table above. With respect to the RSTRAs, the timing of payment depends on the date of the shareholder's death, disability or retirement and the amount of payment depends on the fair value of the shares at the time of tender. With respect to the STRAs, the timing of payment depends on the date of the shareholder's death or disability and the amount of payment depends on the fair value of the shares at the time of tender. With respect to the SPAs, the timing of payment depends on the date the shareholder dies or terminates employment, and the amount is calculated based on adjusted book value. As of December 31, 2011, shareholders holding 5,190,144 shares, or approximately 98% of the shares subject to the RSTRAs, STRAs or SPAs, have agreed to terminate those agreements upon completion of the offering made by this prospectus; after completion of the offering, 123,392 shares will remain subject to RSTRAs, STRAs, or SPAs. As of March 31, 2012, we had received notice from shareholders that result in aggregate repurchase obligations under the RSTRAs of approximately $12.2 million, and the balance may be spread over the following two years if our Board of Directors elects to do so. RSTRAs and STRAs only apply to shares of Legacy Class A Common Stock, and, as a result, each of the agreements will terminate when the underlying Legacy Class A Common Stock converts to Class A Common Stock, which will occur no later than 360 days after the date of this prospectus. The SPA will terminate 30 days after the conversion of the underlying Legacy Class A Common Stock into Class A Common Stock. See "Description of Capital Stock — Shareholder Agreements."

          In 2011, we voluntarily reported to OFAC a violation of OFAC regulations. See "Risk Factors — We may incur penalties and experience other adverse effects on our business for a violation of OFAC regulations." OFAC violations may result in significant penalties. We have not established a reserve for a potential penalty. See Note 18 — Commitments and Contingencies, to our Consolidated Financial Statements. Although we have not determined that a penalty is probable, we believe any penalty would not exceed $5.5 million; however, any assessed penalty could be materially higher.

Off-Balance Sheet Arrangements

          At December 31, 2011, we had $15.7 million of outstanding standby letters of credit, $7.6 million of which was used to secure construction loan obligations of our unconsolidated Chilean joint venture entity. See "— Liquidity and Capital Resources — Capital Expenditures." Other than this, we have no off-balance sheet arrangements as that term is defined by SEC regulations.

Critical Accounting Policies and Estimates

          The preparation of our consolidated financial statements in accordance with generally accepted accounting principles is based on the selection and application of accounting policies that require us to make significant estimates and assumptions about the effects of matters that are inherently uncertain. This requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and their related disclosures. Our estimates and judgments are based on historical experience and various assumptions that we believe to be reasonable. Actual results could differ from our estimates and assumptions, and any differences could be material to our consolidated financial statements. We consider the accounting policies discussed below to be critical to the understanding of our financial statements.

Revenue Recognition

          We recognize net sales on customer and distributor sales when persuasive evidence of an arrangement exists, delivery has occurred or the services have been rendered, the sales price is fixed or determinable and collection of the related receivable is reasonably assured. Title and risk of loss generally pass to the customer when the product is transferred to a common carrier.

          Our EPG parts return policy allows certain distributors to return products with a value of credit up to 4% of their net purchases during the previous calendar year for certain approved products. Returned items are generally accepted if they were purchased during the previous two calendar years or the current calendar year and the distributor's account with us is current. The value of the credit will be the distributor's lowest purchase price for that part during the previous two calendar years or the current calendar year, less a 10% restocking charge, and returned parts must be in saleable condition. From EPG customers other than distributors, we may approve returns if permitted under the customer contract. We accrue reserves for product returns based on historical experience. At December 31, 2011, our reserve for returns is based on 0.57% of 2011 EPG net sales, which reflects the average product return rate in 2009 and 2010. We review the reserve each quarter and adjust it as necessary. Our agreements with EPG distributors do not contain price protection or repurchase provisions.

          We have arrangements with some EPG distributors and customers, based on sales levels during a specified period, under which we pay rebates to those distributors and customers. These rebates are accrued each month as an offset to net sales, reviewed quarterly and adjusted as necessary.

          We review each quarter discounts granted to TTG customers. Discount amounts are annualized and subsequently a "discounts per day" figure is calculated. Fifteen days of outstanding discounts are estimated and booked as a reserve. Because TTG sales returns have historically been infrequent and immaterial, we do not carry a sales return accrual for TTG returns.

          We have licensee agreements under which we receive royalty revenue. Royalty revenue is accounted for based on royalty percentages of actual sales by licensees. We receive payments from each of our licensees every two months covering licensee sales for a prior two-month period. Included with these payments is a report from the licensee disclosing the licensee sales and related royalty calculation that supports the royalty payment amount. We estimate and record projected royalty revenue on an accrual basis as it is earned and subsequently adjust our net sales for the period to the amount of actual royalty income received from that licensee during the quarter. The difference between the amounts accrued and the amounts reported by the licensees has historically not been material.

Trade Receivables

          Trade receivables, reduced by an allowance for doubtful accounts, are recorded at the invoiced amount less discounts and do not bear interest. The collectability of trade receivable balances is regularly evaluated based on a combination of factors such as customer credit worthiness, past transaction history with the customer, economic industry trends and changes in customer payment terms. If we become aware of circumstances that may impair a specific customer's ability to meet its financial obligations, a specific reserve is recorded to reduce the related receivable to the amount expected to be recovered. For all other trade receivable balances we maintain a reserve that is based on our historical uncollectible accounts as a percentage of net sales.

Inventories

          Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out method (LIFO) at ESCO Corporation and one of its U.S. subsidiaries. Cost is determined using the first-in, first-out method (FIFO) or average cost method for all other subsidiaries of ESCO. Cost of inventory includes raw materials, employee compensation and benefits, outside processing, depreciation of manufacturing machinery and equipment, operating supplies and manufacturing overhead directly attributable to the manufacturing of goods.

          Inventories with quantities on hand that have not been sold during the prior 12 months or are in excess of forecasted usage are reviewed quarterly for obsolescence by operations personnel. We evaluate the value of our inventory quarterly based on a combination of factors including, but not limited to, the following: forecasted sales or usage, historical usage rates, future selling prices, product end-of-life dates, estimated current and future market values and new product introductions. If we determine we have obsolete inventory in excess of our reserve for obsolete inventory, a charge equal to the book value of this excess inventory would increase our cost of goods sold and decrease our operating profit.

Goodwill and Long-Lived Assets

          We assess goodwill for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment, referred to as a component. We determine our reporting units by first identifying our operating segments and then assessing whether any component of these segments constitutes a business for which discrete financial information is available and the operating results of which are regularly reviewed by the segment management.

          We aggregate components that have similar economic characteristics within an operating segment. For our annual impairment assessment, we have identified our reporting units to be two operating segments: EPG and TTG. For each of these operating segments, all components exhibit similar economic characteristics, such as the nature of the business, customers, revenue streams and production processes.

          Goodwill is tested for impairment annually or more frequently if an indicator of impairment exists. We conduct that impairment testing in our second fiscal quarter after completing our annual strategic planning process.

          Such indicators may include a decline in expected cash flows, a significant adverse change in legal factors or in the business climate, unanticipated competition or slower growth rates, among others. It is important to note that fair values that could be realized in an actual transaction may differ from those used to evaluate the potential impairment of goodwill. Goodwill is allocated among, and evaluated for, impairment at the reporting unit level. For our company, a reporting unit is defined as an operating segment.

          The evaluation of impairment involves the comparison of the fair value of each reporting unit to its carrying value, including goodwill. We use a discounted cash flow ("DCF") model as well as a comparison to peer company multiples to estimate the fair value of our reporting units when testing for impairment, as management believes these methods are the best indicators of such fair value. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volumes and prices, costs to produce, tax rates, capital spending, discount rate and working capital changes. Our reporting units' fair value has historically been significantly above their carrying values. In the event the estimated fair value of a reporting unit is less than the carrying value, additional analysis would be required. The additional analysis would compare the carrying amount of the reporting unit's goodwill with the implied fair value of that goodwill. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value amounts assigned to all of the assets and liabilities of that unit as if the reporting unit was acquired in a business combination, and the fair value of the reporting unit represented the purchase price. If the value of goodwill exceeds its implied fair value, an impairment loss equal to such excess would be recognized, which could significantly and adversely affect reported results of operations and stockholders' equity.

          Long-lived assets, principally property, equipment and identifiable definite-lived intangibles, are reviewed for impairment whenever events or circumstances indicate that the carrying amount of the assets may not be recoverable. We evaluate recoverability of assets by comparing the carrying amount of the asset to estimated future net undiscounted cash flows generated by the asset. If such assets are considered not to be recoverable, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Income Taxes

          Significant judgment is required in determining income tax provisions as well as deferred tax asset and liability balances, including the estimation of valuation allowances and the evaluation of uncertain tax positions. Valuation allowances are established to reduce deferred tax assets when it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. In determining the need for valuation allowances, we have considered and made judgments and estimates regarding estimated future taxable income and ongoing prudent and feasible tax planning strategies. These estimates and judgments include some degree of uncertainty, and changes in these estimates and assumptions could require us to adjust the valuation allowances for our deferred tax assets. Historically, changes to valuation allowances have been caused by major changes in the business cycle in certain countries, and the associated profitability in our business, and changes in local country law. The ultimate realization of the deferred tax assets depends on the generation of sufficient taxable income in the applicable taxing jurisdictions.

          Our income tax provision is determined using the asset and liability approach of accounting for incomes taxes. Under this approach, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates expected to apply in future years to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The provision for income taxes represents income taxes paid or payable for the year plus the change in deferred taxes during the year. Valuation allowances based on our judgments and estimates are established when necessary to reduce deferred tax assets to the amount expected to be realized based on expected future operating results and available tax alternatives. Our estimates are based on facts and circumstances in existence as well as interpretations of existing tax regulations and laws applied to the facts and circumstances.

          We are subject to income taxes in the United States and numerous foreign jurisdictions and, as a result, we are subject to the jurisdiction of numerous domestic and foreign tax authorities. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of deductions; permissible revenue recognition methods under the tax law; and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties; foreign currency exchange restrictions; or our level of operations or profitability in each taxing jurisdiction could have an impact on the amount of income taxes that we incur during any given year.

Share-Based Compensation, Accounting Effects of Our SARs and ESOP, and Share Valuation

Grants of equity awards

          We have adopted the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, Compensation-Stock Compensation. This guidance generally requires that compensation expense be determined based on the grant date fair value of the share-based compensation awards and that the expense be recognized over the required service period of the award.

          Because no stock options were granted after December 30, 2005, we have continued to apply the intrinsic value method in accounting for stock options. Under the intrinsic value method, compensation expense for employee stock options is not recognized if the exercise price of the option equals or exceeds the fair value of the stock on the date of grant. As a result, no compensation expense has been recorded for options vesting during the reporting periods presented in the consolidated financial statements.

          We classify our awards of cash-settled stock appreciation rights ("SARs") as liabilities. Until amended on March 31, 2011, all of the SARs were settled in cash for the difference between fair value of our Legacy Class A Common Stock on the date of grant and its fair value on the date of exercise.

          Through the third quarter of 2010, we used the current method described below to estimate the fair value of SARs awards on the date of grant and recognize expense on a straight-line basis over the required service period. At December 31, 2010, and for the quarter then ended, we changed our valuation method to a Black-Scholes option pricing method as described below. At each period end after grant, the related liability balance is adjusted to reflect any changes in our stock value and our payout liability. Any impact to expense from these period end adjustments is recognized as incurred for fully vested awards and amortized over the remaining service period for unvested awards. Fluctuations in the value of our Legacy Class A Common Stock have significantly affected our financial results.

          In the first quarter of 2011, we changed our SARs long-term incentive program to feature stock-settled grants rather than the previous cash-settled grants. The grant date fair value of stock-settled awards is amortized over the required service period. In addition, effective March 31, 2011, we converted 92.6% of our cash-settled SARs to stock-settled SARs. The revaluation of cash-settled SARs at March 31, 2011 will be amortized over the remaining service period for the unvested awards and was recognized immediately for vested awards.

Accounting effects of SARs and ESOP

          Quarterly changes in the fair value of our Legacy Class A Common Stock and our Class C Preferred Stock affects our financial statements, including a quarterly non-cash compensation expense related to (1) a "mark to market" compensation expense from the adjustment of the value of the shares of Legacy Class A Common Stock underlying our cash-settled SARs and (2) the fair value of the shares of Class C Preferred Stock released each quarter as collateral securing the Employee Stock Ownership Program's (ESOP) indebtedness to us, which is allocated to cost of goods sold, based on the number of ESOP shares allocated to the accounts of manufacturing employees, or to selling and administrative expense, based on the number of ESOP shares allocated to the accounts of other employees. Because of the contingent redemption feature of the Class C Preferred Stock, changes in the fair value of these shares are reflected in adjustments to contingently redeemable equity securities and corresponding changes to retained earnings, which affects our earnings per share calculation. Differences in the fair value of the Class C Preferred Stock upon allocation to employees compared to the fair value at inception of the ESOP Trust are credited or debited to additional paid-in capital. Effective March 31, 2011, 92.6% of our outstanding SARs were amended to permit settlement in stock. As a result, beginning in the second quarter of 2011, those awards are no longer required to be marked to market.

Valuation of shares

          In determining the fair value of the Class C Preferred Stock, we consider a number of factors, including the valuation performed by the independent financial adviser to the ESOP trustee to establish the contractual repurchase price under the terms of the ESOP Trust. As bases for determining the fair value of our Legacy Class A Common Stock and Class C Preferred Stock, we value the enterprise at the arithmetic average of the values derived through a guideline company method and a discounted cash flow method. We select public companies comparable to ESCO in respect to investment risk and return and derive an estimated enterprise value after making adjustments for size, growth, profitability, global structure and risk considerations. Under the discounted cash flow method, we assume a weighted average cost of capital and determine an enterprise value based on a detailed cash flow forecast for the next five years and a terminal value discounted to present value. At December 31, 2011, our assumptions for this method were a weighted average cost of capital of 12.0% based on required return on equity of 14.9% (75% weight), a cost of debt after tax of 3.4% (25% weight) and a terminal value after the tenth year based on free cash flow with a capitalization rate of 9%, discounted to present value.

          Through the third quarter of 2010, we determined the fair value of our Class C Preferred Stock using the current method. This method allocates the enterprise value to the Legacy Class A Common Stock and Class C Preferred Stock based on their conversion values, which differs between these classes of stock primarily due to the value of the future dividend streams of the Class C Preferred Stock. Also, we included a 5% marketability discount when valuing the Class C Preferred Stock. At December 31, 2010 and for the quarter then ended, we changed our valuation method to a Black-Scholes option pricing method because we believed this method was more appropriate given the increased likelihood of completing an initial public offering. The option pricing method of allocating enterprise value among common stock and preferred stock treats each class of stock as a call option on all or part of the enterprise's value. At December 31, 2010, we believed the probability of completing a public offering was 20%, and therefore we believed the Black-Scholes option pricing method, rather than a probability-weighted expected return method, was the appropriate valuation method. Under the Black-Scholes method, we used the enterprise value derived as described above and made assumptions for volatility, expected life and likely risk-free interest rates.

          We established the volatility assumption based on a review of the historical stock volatility of peer companies and consideration of other adjusting factors, including historical volatility for financial markets generally and those related to differences in volatility for public companies and private companies. Our assumption for expected life was based on our estimate of the likely date of an initial public offering. We used the U.S. Treasury rate as of December 31, 2010 corresponding to the applicable expected life as an approximation of the risk-free interest rate.

          Applying the Black-Scholes method, we determined that, before taking into consideration the stock split described in "Explanatory Note Regarding Changes in Our Capital Stock", at December 31, 2010 the value of the Class C Preferred Stock was $891.65 per share and the value of the Legacy Class A Common Stock was $688.20 per share. We used these amounts for financial reporting purposes, including to calculate the compensation expense recognized for the fourth quarter of 2010.

          At March 31, 2011, we changed our valuation method to the Probability Weighted Expected Return Method (PWERM) because we determined this method was more appropriate given the increased likelihood of completing an initial public offering. We used the guideline company method to calculate enterprise value under a successful completion of an initial public offering and based the calculation on our projected adjusted EBITDA with the midpoint multiple of our guideline companies. We used a Black-Scholes model to calculate enterprise value under the assumption of remaining private. The model included assumptions on volatility, expected life and risk-free interest rate. Applying the PWERM model at March 31, 2011, June 30, 2011, September 30, 2011 and

December 31, 2011, the per share values of the Class C Preferred Stock and Legacy Class A Common Stock, giving pro forma effect to our 32-for-one stock split, were as follows.

Date	PWERM
March 31, 2011
Class C Preferred Stock	$28.31
Legacy Class A Common Stock	$24.77
June 30, 2011
Class C Preferred Stock	$27.56
Legacy Class A Common Stock	$24.90
September 30, 2011
Class C Preferred Stock	$26.80
Legacy Class A Common Stock	$23.30
December 31, 2011
Class C Preferred Stock	$25.30
Legacy Class A Common Stock	$22.05

Employee Benefit Plans

          We have an employee savings plan under the provisions of Section 401(k) of the Internal Revenue Code. We also have defined benefit plans in the U.S. and certain foreign subsidiaries. In accordance with accounting guidance, we use actuarial valuations that are based on assumptions, including discount rates, long-term rates of return on plan assets and rates of change in participant compensation levels. We evaluate funded status of each plan using these assumptions and consider applicable regulatory requirements, tax deductibility, reporting consideration and other relevant factors, and thereby determine the appropriate funding level for each period. The discount rate used to calculate the present value of the pension and post-retirement benefit obligations is assessed at least annually. The discount rate represents the rate inherent in the price at which the plans' obligations are intended to be settled at the measurement date.

          The weighted-average assumptions used to determine benefit obligations at December 31, 2011 and 2010 were as follows:

	Pension Benefits		Other Benefits
	2011	2010	2011	2010
Discount rate	5.0%	5.7%	5.0%	5.8%
Rate of compensation increase	3.7%	3.7%	—	—

          The weighted-average assumptions used to determine net periodic cost for years ending December 31, 2011, 2010 and 2009 were as follows:

	Pension Benefits			Other Benefits
	2011	2010	2009	2011	2010	2009
Discount rate	5.7%	6.1%	6.6%	5.8%	6.0%	6.3%
Expected return on plan assets	7.1%	7.1%	7.1%	—	—	—
Rate of compensation increase	3.7%	3.7%	3.9%	—	—	—

          We used the following health care cost inflation rate assumptions in measuring the accumulated post-retirement benefit obligations as of December 31, 2011, December 31, 2010 and December 31, 2009:

	2011	2010	2009
Rate assumed for next year	8.1%	8.4%	8.7%
Ultimate rate	4.5%	4.5%	4.5%
Year in which ultimate rate will be reached	2028	2028	2028

          A 1% increase in assumed health care cost trend rates would have a minimal impact on total service and interest cost components as well as the post-retirement benefit obligation.

Newly Adopted Accounting Standards

          In December 2010, new guidance was issued that clarified required additional disclosures for business combinations. This guidance requires supplemental pro forma information to disclose net sales and earnings of the combined entities for all periods presented related to material business combinations. Our adoption of this guidance at the beginning of 2011 did not have a material impact on our consolidated financial position, results of operations or cash flows.

          In January 2010, new guidance was issued that clarifies existing disclosures and requires new disclosures for fair value measurements. The clarifications relate to the level of disaggregation a company uses for the disclosure and calls for further details in the valuation techniques used to measure fair value for fair value measurements that fall into "Level 2" and "Level 3" categories. Disclosure of significant transfers in and out of "Level 2" and "Level 3" and a description of the reason for the transfers are required. Our adoption of this guidance at the beginning of 2010 did not have a material impact on our consolidated financial position, results of operations or cash flows.

          In January 2010, new guidance was issued that requires new disclosures for fair value measurements. In the reconciliation for "Level 3" fair value measurements, the disclosures should present separately information about purchases, sales, issuances and settlements (gross rather than net amounts). This guidance is effective for reporting periods beginning after December 15, 2010. Our adoption of this guidance at the beginning of 2011 did not have a material impact on our consolidated financial position, results of operations or cash flows.

Recently Issued Accounting Standards

          In May 2011, new guidance was issued that clarifies requirements for measuring and disclosing fair value. The amendments change the wording describing fair value measurements in U.S. GAAP and International Financial Reporting Standards for a more consistent approach. The update is not intended to change the application of fair value measurements, but to clarify the application of the highest and best use and valuation premise concepts as well as measuring the fair value of an instrument reported in shareholders' equity. The update also clarified that quantitative information should be disclosed for the unobservable inputs in a Level 3 fair value measurement. This guidance is effective for reporting periods beginning after December 15, 2011. We are evaluating the impact of this guidance on our consolidated financial position, results of operations and cash flows.

          In September 2011, guidance was issued that amends the process for assessing goodwill impairment. The amended guidance allows an entity to initially assess qualitative factors to determine the likelihood of goodwill impairment. If, after assessing qualitative factors, an entity determines it is more likely than not that the fair value is at least equal to its carrying amount, performing the two-step impairment test is not necessary. Otherwise, the entity is required to test for impairment. The update provides examples of events and circumstances that should be considered in the qualitative evaluation. This guidance is effective for goodwill impairment tests performed by public and private entities for fiscal years beginning after December 15, 2011. We will adopt this guidance for 2012.

          In June 2011, new guidance was issued on the presentation of comprehensive income. The guidance provides the option to present net income and other comprehensive income in either a single statement or two separate consecutive statements. The amendment also eliminates the ability to present other comprehensive income in the statement of changes in shareholders' equity. This guidance is effective for public and private entities for fiscal years beginning after December 15, 2011 and ending after December 15, 2012, respectively. We will adopt this presentation requirement for 2012.

          In December 2011, new guidance was issued that indefinitely deferred provisions of the required changes to other comprehensive income presentation to exclude reclassification adjustments. The adoption of this guidance concerns presentation and disclosure only and will not have an impact on our consolidated financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

          We are exposed to market risk from changes in interest rates, foreign currency exchange rates and commodity prices. We manage our exposure to these market risks through our regular operating and financing activities and, when deemed appropriate, through the use of derivatives. When utilized, derivatives are used as risk management tools and not for trading purposes.See "— Interest Rate Risk" and "— Commodity Price Risk" below for discussion of expectations regarding to future use of interest rate and commodity price derivatives.

Interest Rate Risk

          We monitor our ratio of fixed-to-variable rate debt with the objective of achieving a mix that management believes is appropriate. Historically, we have, on occasion, entered into interest rate swap agreements to exchange fixed and variable interest rates based on agreed upon notional amounts. We enter into interest rate swaps to manage a portion of our exposure to changes in LIBOR based interest rates on our variable rate debt, effectively fixing the interest payments on $190.0 million and subsequent amortization value of our term loan. All of the swaps in place at December 31, 2011 have been designated as cash flow hedges of LIBOR-based interest payments. Historically, if market interest rates had averaged 10% higher than actual levels for 2011, 2010 or 2009, the effect on our interest expense and net earnings would not have been material. We have fixed the rate on our term loan at 2.04% plus our credit risk spread for the duration of the loan. A variance of 0.125% in the rate on our variable rate line of credit at December 31, 2011 borrowing levels would impact interest expense by approximately $112,500 per year and would not be material.

Concentration of Credit Risk

          Financial instruments that potentially subject us to significant concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable and derivative financial instruments used in hedging activities. A majority of cash and cash equivalents are maintained with major financial institutions in the United States, Canada and Europe. Balances in these institutions exceeded the regions' respective insurance amounts as of December 31, 2011 and 2010.

          Concentration of credit risk with respect to accounts receivable is limited because a large number of geographically diverse customers make up our customer base. We control credit risk through credit approvals, credit limits and monitoring processes.

          We are also exposed to credit loss in the event of non-performance by counterparties on the derivative financial instruments used in hedging activities. These counterparties are large international financial institutions domiciled in the United States, and to date no such counterparty has failed to meet its financial obligations to us, and we do not anticipate non-performance by these counterparties.

Foreign Currency Risk

          We are exposed to fluctuations in foreign currency for transactions denominated in other currencies, primarily related to receivables generated from foreign currency-denominated sales and payments in foreign currencies. Approximately 42% of our sales in 2011 were not denominated in U.S. dollars. We had foreign currency derivatives in place at December 31, 2011 and December 31, 2010 to reduce such exposure, except we hedge for only a portion of our non-deliverable currencies and we do not hedge for any joint venture. Our foreign currency exchange rate risk management program reduces, but does not entirely eliminate, the impact of foreign currency exchange rate movements. The aggregate notional net amount of our foreign currency forward contracts outstanding in our exchange rate risk management program was $2 million, $9 million and $11 million at December 31, 2011, December 31, 2010 and December 31, 2009, respectively. The potential loss in fair value on such financial instruments from a hypothetical 10% adverse change in quoted foreign currency exchange rates would not have been material to our financial position as of December 31, 2011, December 31, 2010 or December 31, 2009.

          We are exposed to fluctuations in foreign currency that could impact future forecast transactions at December 31, 2011, December 31, 2010 or December 31, 2009. We did not engage in cash flow hedging to mitigate this risk.

          In addition to the direct effects of changes in exchange rates on certain financial instruments, such changes also may indirectly affect unit sales volumes and foreign currency pricing of our products as we compete with products that are affected differently by the same currency exchange rate fluctuations. Our sensitivity analysis of our exposures to effects of changes in foreign currency exchange rates does not factor in such potential indirect impacts on our operations, competitive behavior or product prices expressed in local currencies.

Commodity Price Risk

          We secure raw materials through purchasing functions at each operating division. These functions are staffed by professionals who determine the sourcing of materials by assessing quality, availability, price and service of potential vendors. When possible, we use multiple vendors to ensure competitive prices and to minimize risk of lack of availability of materials.

          We purchase scrap, various grades of steel and nickel at market prices, which are volatile over time. Generally, we have been able to pass any increases through price increases on our products or the assessment of surcharges or escalator provisions in our long-term agreements with customers; however, typically there has been a lag of several months between the time an input price increase is effective and our ability to realize a price increase for our product. This lag time could increase in more volatile time periods. As a result, our gross margin percentage may decline, and we may not be able to implement other price increases for our products. Both operating segments review raw material cost to pricing relationships on a regular basis. We have not hedged against the price volatility of any raw materials within our operating segments with derivative instruments.

          Our suppliers and sources of raw materials are based in North America, Asia, South America, Australia and Europe. We believe that our sources are adequate for our needs in the foreseeable future, that there exist alternative suppliers for our raw materials and that in most cases those materials are readily available. We have not experienced any work stoppage or supply stoppage due to raw material availability.

OUR END MARKETS

Engineered Products Group

        EPG provides wear parts and wear part carriers to the mining and infrastructure development markets, as well as the industrial market. Our product sales are diversified across these broadly defined markets and also across geographies, with sales in both developed and developing countries on six continents, and across a broad base of customers within those markets. Within the broader mining, infrastructure development and industrial markets and across global geographies, our sales are diversified across multiple commodities, industries, end uses and applications.

 Mining

The mining industry consists of a series of closely linked operating activities that begins with identifying possible ore reserves and ends with delivering a refined product. These activities consist of exploration, mine development, extraction, materials handling, crushing and grinding, concentration and refining into usable product. Extraction, the activity most relevant to our business, is divided into surface mining and underground mining.
Surface mining involves the excavation of commodities such as copper, iron ore, oil sands and coal. Underground mining involves the extraction of commodities, predominantly coal, that are deep below the surface. Surface mining requires the use of numerous types of heavy equipment, which require wear parts and wear part carriers. Sales of new surface mining equipment are closely tied to fluctuations in the prices of their related commodities and global macroeconomic conditions. The aftermarket for parts and services for mining equipment, in contrast, tends to be less volatile and is linked to mining production. Once a mine is opened, it is unlikely to be shut down due to the high fixed costs associated with its operation. There are also high switching costs, including lost revenues, to replace aftermarket parts and their related fitments installed on mining capital equipment.

          Mining products include ground engaging tools, or GET, products such as tooth systems and cutting edges; crusher wear parts; dragline rigging; and wear part carriers such as dragline buckets, cable shovel buckets, excavator buckets and wheel loaders. Our wear parts and wear part carriers can be used on many makes and models of equipment and machines. Wear parts typically generate recurring sales as the parts are used in mining and regular replacement is required. In most market conditions, this recurring business provides a base level of demand because wear parts are generally required to operate mining equipment and are not discretionary capital expenditures.

          Demand Drivers.    The demand for wear parts in the mining industry is driven by the demand for mined commodities. As commodity demand rises and commodity prices increase, it becomes economical for mining companies to extract lower-grade ores in more challenging extraction environments, which typically requires greater use of wear parts. Our sales are broadly diversified among mining commodity classes. We estimate that in 2011, copper, iron ore, oil sands, coal and gold represented 88% of our mining net sales, with none of them representing more than 16.5% of our EPG net sales. Most of these commodities, and our sales to mining customers, are geographically diversified across the globe, reducing our exposure to downturns in any one mining market.

          Copper.    Copper is a basic material used in residential and commercial construction, electrical equipment, transportation, industrial machinery and durable consumer goods. Demand for copper is driven by accelerating economic growth in the developing world and continued consumption in the developed world. According to a 2012 report by AME Mineral Economics, worldwide mine production of copper was 16.4 million tons in 2011 and is projected to be 21.2 million tons by 2013.

          Iron Ore.    Iron ore is one of the few sources of primary iron used to make steel and is mined in about 50 countries, according to the U.S. Geological Survey. The market for iron ore is largely a function of the demand for steel. According to a 2012 report by AME Mineral Economics, worldwide production of iron ore in 2011 was 1.8 billion tons and is estimated to be 2.1 billion tons in 2013 (in each case on a 62% Fe grade equivalent basis).

          Oil Sands.    Oil sands are a viscous mixture of sand, bitumen, clay and water. According to the Canadian Energy Resources Conservation Board (ERCB ST98-2011 Alberta's Energy Reserves 2010 and Supply/Demand Outlook 2011-2020), oil production from surface mining of oil sands in Canada was estimated at 857,000 barrels per day in 2010 and is projected to be 1.05 million barrels per day in 2012.

          Coal.    Coal is the world's most abundant low-cost energy source and is responsible for over 40% of the world's power generation, according to the 2011 International Energy Outlook report of the U.S. Energy Information Administration, or EIA. We believe the large amount of coal reserves and significant coal infrastructure present difficulties for transition from coal to other energy sources. Additionally, new clean coal technologies, flue gas desulphurization and carbon capture and storage may help to mitigate environmental and regulatory concerns with the use of coal for power generation. New technologies, such as gasification and liquefaction, create opportunities for future growth in the use of coal. According to the same EIA report, worldwide production of coal in 2010 was 149.4 quadrillion Btu; this is forecasted to increase to 157.5 quadrillion Btu in 2015.

          Gold.    The price of gold is determined through trading in the gold and derivatives markets and is affected by factors such as consumer sentiment, interest rates and inflation expectations. Production of gold in 2010 was 2,689 tons and is expected to grow to 2,780 tons in 2012, according to a 2011 report by the Australian Bureau of Agricultural and Resource Economics and Sciences.

          Growth in demand for these commodities is a function of economic activity, population growth and continuing improvements in living standards in many areas of the world. China and India, which together accounted for 36% of the world's population as of December 31, 2011, have fast-growing economies and rapidly urbanizing populations and have had a significant positive impact on secular trends in commodity production. One of the key drivers of the demand for commodity ore has been growth in construction in China, which experienced a 15% compound annual growth rate from 1998 to 2010, according to IHS Global Insight. This increased demand has created a corresponding increase in mining activity in resource-rich areas of the world, especially the United States, Brazil, Australia and Russia. The capital expenditure budgets for the top five global mining companies by market capitalization have increased an average of 22% in 2012 over 2011. The chart below illustrates the movement in certain commodity prices over the three years ended December 31, 2011.

 Commodity Prices

  Source: TSI iron ore index; LME Copper index; West Texas Intermediate crude oil market price; Central Appalachian coal; NYMEX.

          The major participants in the mining industry are mine operators, mining OEMs, parts manufacturers and independent distributors. Most mine operators, which are the end-users of mining products, are state-owned enterprises or large multinational corporations with operations in the major mining markets throughout the world. Increasingly, large multinational mine operators have reduced operating costs by employing larger, costlier and more efficient and sophisticated machines. These mine operators generally have high-throughput operating processes, with high fixed costs and high costs of downtime in the form of lost revenues and costs of storage. As a result, these mining companies generally operate 24 hours a day, seven days a week, under demanding conditions. To maximize profits under these conditions, these companies require high-quality wear parts that they can quickly and safely replace, and frequently purchase wear parts and replacement products for their capital equipment in the aftermarket.

Infrastructure Development

          The global infrastructure development industry, as it relates to EPG, consists primarily of heavy construction and underwater hard rock dredging activities. Like the mining sector, infrastructure development involves the use of numerous types of heavy equipment that require wear parts and wear part carriers.

          Heavy Construction.    Heavy construction involves the development and repair of buildings, sewers, pipelines, highways, dams, harbors and other manmade structures. Many EPG products for heavy construction are the same as those used in mining, but typically are smaller.

          Underwater Hard Rock Dredging.    Underwater hard rock dredging includes harbor expansion and deepening projects.

          The chart below illustrates the infrastructure industry growth rate from 2011 through 2015 for Brazil, Russia, India and China (BRIC countries) and non-BRIC countries.

 Infrastructure Industry Outlook

            Source: Business Monitor International.

          Demand Drivers.    The demand for infrastructure products is tied to maintenance activities in developed nations and infrastructure development in developing countries. In developed countries, drivers of demand include the required maintenance and rebuilding of aging infrastructure. For example, the American Society of Civil Engineers' 2009 Report Card for America's Infrastructure estimates the United States needs to spend $2.2 trillion over the next five years to return the country's infrastructure to "good condition." There is significant government support for infrastructure build in the United States. For example, according to a 2010 report by the Land Institute and Ernst & Young, the American Recovery and Reinvestment Act of 2009 contained $132 billion of incentives and spending related to infrastructure in the United States. Urbanizing populations are one of the key drivers of the growth in construction in developing countries such as China, which experienced a 15% compound annual growth rate in construction activity from 1998 to 2010 (according to IHS Global Insight), and other emerging economies such as India and Brazil.

          Unlike mining, heavy construction is fragmented across a large number of local and regional firms. Other major participants in the global infrastructure development industry are OEMs, parts manufacturers and independent distributors. Underwater hard rock dredging is concentrated among a small number of dredging companies.

Industrial

          EPG industrial products include specialty castings for scrap metal recycling, locomotive engines and track work, offshore oil platform moorings, wire rope rigging, structural sockets, aircraft forming dies and conveying chain systems. The primary market drivers in these areas are the global economy, North American industrial production and the demand for lumber, aluminum, recycled scrap steel and pulp and paper products.

Turbine Technologies Group

          TTG manufactures precision investment cast components used in aerospace, power generation and other industrial markets.

Aerospace

The demand for aerospace castings is driven by new aircraft build rates and global airline traffic. Aircraft manufacturers grew their backlog at a 29% compound annual growth rate from 2004 through 2008, but backlog decreased by 3% in 2009 because new orders did not offset deliveries. With the recovery in the global economy and growth in airline traffic leading to a rebound in backlog, aircraft OEMs are increasing production rates and consequently, according to Airline Monitor, engine deliveries are expected to grow 15.0% in 2012 and 6.4% in 2013. This long-term positive trend is also supported by the launch and ramp of programs such as Boeing's 787 and 747-8 and Airbus' A380.

          Replacement castings demand is primarily driven by aircraft engine maintenance cycles, which depend on miles flown. As the global economy has recovered, air traffic has rebounded and, according to Airline Monitor, airline passenger miles surpassed 2008 levels in 2010, rising 7.2% from 2009. According to Airline Monitor, revenue passenger miles are forecast to increase at a 6.4% compound annual growth rate from 2011 through 2016, as airlines add new aircraft and increase flight hours to satisfy passenger demand. This should drive growth in the market for aircraft engine replacement parts.

          The market participants in the aeroengine business are OEMs, including General Electric, Pratt & Whitney and Rolls Royce; OEM revenue sharing partners, or RSPs; and numerous tiers of suppliers, like TTG, to OEMs and RSPs.

          The chart below illustrates the forecast for engine delivery and revenue passenger miles from 2011 through 2016.

Engine Delivery Forecast	World Airline Traffic Revenue Passenger Miles

Source: Airline Monitor	Source: Airline Monitor

Power Generation

          The industrial gas turbine, or IGT, casting market is driven by the demand for new gas turbines and maintenance requirements for the existing installed base of turbines. According to Frost & Sullivan, gas turbine sales are expected to increase at a compound annual growth rate of 5.1% from 2010 through 2015.

          Gas turbines are generally designed for a useful life of over 30 years, which contributes to a resilient industrial gas turbine maintenance, repair and overhaul (MRO) market. The typical replacement cycle for "hot gas path" turbine parts is between three and seven years. The large installed base of IGT castings provides a platform for considerable aftermarket opportunities.

          The market participants for industrial gas turbines are OEMs, parts manufacturers and aftermarket suppliers of MRO parts and services.

BUSINESS

          In this section, we reference our leadership position in specific markets. For example, we state our belief that we are the global market leader in ground engaging tool (GET) tooth systems used in surface mining and infrastructure development, dragline buckets for coal mining, and first fitment lip systems to mining original equipment manufacturers (OEMs) for hydraulic excavators. We also make statements regarding the wear life of many of our products, which are often used by customers continuously in harsh, abrasive environments. These statements are based on internal studies, which rely on, among other things, (1) independent data, available publicly or by subscription, regarding market size, machine production, equipment in use in various applications, and OEM market share, (2) market surveys we commissioned or conducted, which may include customer interviews and anecdotal evidence, (3) internal sales data and laboratory tests to evaluate the wear performance of materials, and (4) publicly available competitor data, including filings under the federal securities laws. We make estimates and judgments in interpreting the data from these sources to determine our leadership positions. Although we believe these studies are thorough, objective and based on reliable information, an independent party might reach different conclusions.

Overview

          We are an independent designer, developer and manufacturer of highly engineered wear parts and replacement products used in surface mining, infrastructure development, power generation, aerospace and industrial applications. Our products are often essential to the performance of our customers' capital equipment, which often operates continuously in harsh environments and is subject to abrasion, impact, corrosion or extreme temperatures. We have two operating groups:

Engineered Products Group, or EPG, designs, develops and manufactures wear parts and wear part carriers, and provides solutions for mining, infrastructure development and other challenging industrial wear applications. We believe we are the global market leader in ground engaging tools, or GET, tooth systems, used in surface mining and infrastructure development, with an extensive offering of patented GET products. EPG represented $964.9 million, or 86%, of our net sales in 2011.

Turbine Technologies Group, or TTG, manufactures superalloy precision investment cast components used in the power generation and aerospace markets. TTG represented $157.4 million, or 14%, of our net sales in 2011.

          We have focused on product innovation throughout our nearly 100-year history and as of March 13, 2012 we had 53 U.S. patents and 515 foreign patents worldwide (including foreign counterparts to our U.S. patents). We believe our expertise in metallurgy, tribology (the science of wear), design engineering, manufacturing processes and distribution are our core competencies.

Engineered Products Group

          EPG focuses primarily on wear products and solutions for mining, infrastructure development and other challenging industrial applications. EPG wear parts include GET such as mechanically attached teeth on buckets for earth moving, crusher parts, scrap recycling hammers and dragline rigging. We believe we are the global market leader in GET tooth systems used in surface mining and infrastructure development, with an extensive offering of patented GET products. Our wear parts, which typically are consumed in less than a year, represented 79% of EPG net sales in 2011. In addition to wear parts, we also design and manufacture capital equipment attachments that serve as wear part carriers, such as dragline buckets for coal mining where we believe we are the global market leader.

          We have a global network of 27 manufacturing facilities and 48 sales and distribution offices in 20 countries, with a presence in nearly every major mining region around the globe. We manufacture a wide variety of products for different markets and applications, and we can shift production capacity between products depending on customer demand and market conditions. We employ a diversified distribution model that includes direct sales, a network of independent dealers, licensees and OEMs. We increasingly focus on building our direct sales channel in markets with a high concentration of mining activity. Our on-site field technical experts and sales representatives work directly with end-users to develop first-hand knowledge of their needs. Drawing on our extensive expertise in solving wear problems at mining and infrastructure projects around the world, these local teams deliver our customers solutions from our broad portfolio of products. Once our products are installed on a customer's equipment, the customer can access our global multi-channel distribution network to purchase replacement wear parts.

          We believe we have a differentiated business model in EPG, focused on developing close relationships with both OEMs and the end-users of our products. We "push" first fitment of our products on new machines by working closely with mining OEMs to develop products that meet their requirements. For example, when mining OEMs adopt our products as first fitment for the buckets on their capital equipment, such as hydraulic excavators, electric cable shovels and wheel loaders, our wear parts are typically used for the life of the bucket. In addition, our close customer relationships allow us to provide products and solutions to address a customer's critical wear problems, increase productivity, reduce total cost of ownership and improve safety, creating a "pull" as our customers request that OEMs fit our products on their equipment. As a result, our EPG business is characterized by a significant installed base — we estimate that our products are on approximately one-third of the surface mining machines worldwide. This, in conjunction with the high cost of switching to other suppliers and the consumable nature of our wear products, creates recurring sales.

          EPG's success is grounded in its core competencies: innovative product design; metallurgy; tribology; manufacturing; a global sales, distribution and service network; and a culture of continuous improvement. Leveraging these core competencies, EPG has become an innovation leader in the design and manufacture of wear parts, which we provide to diverse customers around the world. Although EPG has large customers, including the 10 largest mining companies in the world, no single customer accounted for 10% or more of our EPG net sales in any of the last five years. In addition, EPG benefits from diversity in the industries and geographies where we operate and from the diversity in commodities that our customers mine.

Turbine Technologies Group

          TTG manufactures superalloy precision investment cast components used in the aerospace and power generation markets such as blades, vanes and complex structural parts used in aircraft engines and industrial gas turbines. Broad manufacturing and metallurgical capabilities, responsiveness and extensive engineering expertise, backed by the strength of our brand, have enabled TTG to become an important supplier in these markets. Our engineers work closely with OEMs and their revenue sharing partners to manufacture new and modified products that provide high turbine efficiencies and component performance. Our rapid product development process aligns us closely with our customers to bring new products to market faster.

          Investment casting is a technical, multi-step process that uses ceramic molds in the manufacture of metal components with more complex shapes, tighter tolerances and finer surface finishes than parts manufactured using other casting methods. TTG's engineering expertise and manufacturing know-how are critical to the production of parts to the exacting tolerances and high metallurgical standards necessary to withstand extreme heat and other severe operating stresses. TTG employs conventional casting processes to produce fine grain castings; equiaxed castings, in which metal grains are oriented randomly throughout the casting; directionally solidified ("DS") castings, in which metal grains are aligned longitudinally; and single crystal ("SX") castings, which consist of one large superalloy crystal without grain boundaries. Grain boundaries and alignment affect the strength and performance characteristics of metal castings. TTG also offers value-added services to its customers including precision machining, stem drilling and vacuum heat treating services. In 2011, 70% of TTG net sales were from products used in the "hot gas path" of turbines and considered replacement parts.

Competitive Strengths

          We believe we are well-positioned to benefit from positive secular trends in the industries we serve, and that the following competitive strengths will enable us to maintain our leadership position, grow our market share and generate returns for our shareholders.

Well Positioned in Attractive, Diverse and Growing Markets

          We are an independent global provider of highly engineered wear products and solutions in the surface mining and infrastructure development markets. Within these markets, we believe we are the global market leader in GET tooth systems used in surface mining and infrastructure development projects, with an extensive offering of patented GET products; dragline buckets for coal mining; and first fitment for mining hydraulic excavators.

          We are positioned to benefit from positive secular trends in commodities markets and global infrastructure spending. Production of copper, iron ore and oil sands is expected to grow at compound annual growth rates of 13.7%, 8.0% and 10.9%, respectively, over the next two years according to AME Mineral Economics and the Canadian Energy Resources Conservation Board (ERCB ST98-2011 Alberta's Energy Reserves 2010 and Supply/Demand Outlook 2011-2020); global infrastructure build activity is expected to grow at a compound annual growth rate of 10.0% through 2014 (Business Monitor International). Similarly, we expect our TTG business to benefit from expected aerospace compound annual growth rates of 6.4% in global passenger and cargo traffic (The Airline Monitor) and 5.1% for industrial gas turbines over the next five years (Frost & Sullivan).

          Our business benefits from diversity in:

  •
  Industries.  We serve customers in the mining, infrastructure development, industrial, power generation and aerospace markets.

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  Commodities.  Our products are used in mining copper, iron, coal, oil sands and gold.

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  Geographies.  We operate in 21 countries on six continents, creating an expansive operating network through which we sell our products and solutions worldwide.

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  Customers.  We have over 1,000 customers, including the 10 largest global mining companies, with no single customer representing 10% or more of our net sales in any of the last five years.

          We believe we are well-positioned to maintain or improve our market position in these markets given the strength and breadth of our product portfolio, proprietary technologies, strong brand, broad manufacturing presence, extensive distribution platform and long-term relationships with industry-leading customers.

Broad Portfolio of Innovative, Mission-Critical Products

          We sell mission-critical wear parts essential to the productivity of our customers' capital equipment. This equipment operates in harsh conditions, often continuously, where downtime is expensive due to lost production time. For example, we estimate that lost revenue from downtime for a large mining cable shovel in a U.S. copper mine can be as high as $300,000 per hour. As a result, our customers highly value our product innovation, quality and performance, as well as the breadth of our product offerings.

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  Customer-Driven Innovation.  We have a long history of working with our customers to innovate and improve our products. We have extensive expertise in tribology, design engineering, metallurgy and manufacturing, allowing us to produce innovative high-quality products for the most demanding applications. As of March 13, 2012, we had 53 U.S. patents, with an average remaining life of approximately 11 years, and 515 foreign patents worldwide (including foreign counterparts to our U.S. patents).

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  Quality and Performance.  We have a reputation for offering high-performing products. We believe our customers enjoy a lower total cost of ownership because of the wear life, reliability and quick change time of our parts, which reduces their downtime, enabling us to price commensurate with value. These qualities are becoming increasingly important in mining applications as ore grades decline and extraction becomes more difficult. Wear life is a function of many variables, including the wear resistance of alloys in specific environments, the geometry of components, the stress levels on the parts and the maintenance practices of the users. Our engineers regularly test our products and competing products, and we solicit feedback on product wear from users. As a result, we believe many of our systems — for example, our SV2, Ultralok, and Whisler Plus systems — offer superior wear life compared to directly competitive products. Wear life is one factor used by customers to select products; they may also select products based on price, anticipated machine run-times, safety, change time, supplier relationships, or other factors. It is not the case that each of our thousands of products lasts longer than every competitive product.

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  Breadth of Product Offering.  We are an independent manufacturer of wear parts and wear part carriers for multiple OEM machines. Our broad portfolio of products includes both high-value products, with many covered by patents, and other complementary products such as universal wear solutions, cutting edges and scrap recycling hammers. Over the past five years we have sold EPG products under more than 25,000 SKUs. Our leadership position in GET is usually a customer's first introduction to our brand; our broad portfolio of products allows us to cross-sell our products once we have a customer relationship.

Significant and Growing Installed Base Generates Recurring Sales

          The installed base of equipment that uses our wear parts has grown significantly in recent years. We estimate our products are installed on approximately one-third of the world's surface mining machines, specifically draglines, excavators, cable shovels and wheel loaders. We believe we are well-positioned to benefit from aftermarket wear parts sales as growth in mining and growth in infrastructure development in emerging markets outpace global economic growth generally, and as the demand for mined commodities makes it profitable for our customers to extract lower grade ore, which typically requires greater use of wear parts. Our consumable wear parts generate recurring sales for us as the parts wear and are required to be replaced. For example, in the mining industry, GET teeth can last for tens of thousands of tons of production before requiring replacement, which can occur as often as every week depending on the product and the application. This recurring business provides a base level of demand because our parts are generally an operating requirement for our customers and not a discretionary capital expenditure. In addition, many of our wear parts attach to our proprietary fitments, such as lip systems, installed on our customers' capital equipment. Replacing these fitments is time consuming and expensive. As a result, there is a natural, recurring demand associated with EPG wear parts that is generally more stable than the underlying demand for the related capital-intensive equipment to which our parts attach. Our large portfolio of EPG products provides significant recurring sales from aftermarket sales of wear parts to service the large installed base of capital equipment that uses our products. In 2011, wear parts represented 79% of EPG net sales.

          In 2011, 70% of TTG net sales were from products used in the "hot gas path" of aerospace and industrial gas turbines where they are subjected to extreme heat and operating stresses. This results in the need for periodic replacement as part of the turbine maintenance, repair and overhaul cycle and generates recurring sales for us.

          Wear and replacement parts constituted more than 75% of our net sales in 2011.

Well-Established Brand with a Loyal, Diverse Customer Base

          For nearly a century we have built our brand with responsive service, productivity improvement and customer-driven innovation. Today, the ESCO brand is globally recognized for quality, durability, reliability, safety and superior performance in the most demanding operating conditions, from the high stress and impact of hard rock dredging and the severe abrasion of oil sands, to the extreme temperature ranges of a jet engine.

          Our reputation has earned brand loyalty from over 1,000 customers across more than a dozen industries. We have served each of our top 10 customers in 2011 for at least 15 years. Our customers, which include the 10 largest mining companies as well as major aircraft engine and IGT manufacturers, operate in circumstances where the failure of a component can expose them to significant costs. Many customers rely on us as their primary source for mission-critical products. Many of our relationships with OEM customers and dealers in North America and Europe have lasted for decades.

Global Operations with Local Presence

          We have an expansive network of 34 manufacturing facilities, including 17 foundries, and 48 sales and distribution offices. We operate in 21 countries on six continents, which allows us to develop strong expertise in solving the world's most challenging mining and infrastructure problems and helps us maintain an advantage in developing new products and technologies that we can offer to customers. Our worldwide reach allows us to efficiently leverage common manufacturing systems and processes across our business. In addition, our local presence in many key mining regions benefits our business in the following ways.

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  Deep Customer Relationships.  Our global distribution platform increases our feet in the field at mining and infrastructure project sites around the world, and our ability to tailor solutions to immediate customer concerns. We believe this enhances the value of our solutions to customers.

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  Global Supply Chain Capability.  We believe our network of foundries, fabrication and distribution facilities located near major surface mining regions around the globe allows us to manufacture GET and other products for specific local markets and locate inventory close to customers wherever they operate, which allows us to enhance our logistical capabilities.

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  Cross-Selling.  Once we've established a customer relationship, the combination of our extensive product portfolio with our local supply and service distribution channel near customer locations enables us to cross-sell other products and solutions for a diverse array of customer needs.

Management Team and Organizational Capability

          Our executive officers have an average of over 16 years of experience in our business. Over the last 20 years, our team has grown ESCO from a company with operations only in North America and Western Europe to a global business with operations in 21 countries on six continents and a broad, diverse and growing product portfolio. Our operations across the world are managed by regional executives and operated by local personnel following standard policies and procedures. Our highly skilled team of engineers with expertise in metallurgy, tribology, design engineering and manufacturing processes helps us maintain our market position by improving the wear life and ease of use of our products.

Competitive Strategies

          We are focused on the following strategic and operational initiatives.

Customer-Driven Innovation

          Customer-driven innovation is a critical aspect of our growth strategy, and has resulted in, as of March 13, 2012, 53 U.S. patents, with an average remaining life of approximately 11 years, and 515 foreign patents worldwide (including foreign counterparts to our U.S. patents). Through ongoing contact with our customers in the field, we intend to continue to develop close relationships that allow us to determine firsthand the new products and wear solutions our customers need. In many cases we are the first point of contact when unique and challenging problems arise, even at remote customer locations. In addition, we employ a global Voice of the Customer program, through which we obtain a detailed understanding of our customers' requirements and gain key inputs for designing new products and services. Through these relationships, we are able to solve our customers' problems using our design engineering, metallurgical and manufacturing expertise to create new and, in many cases, proprietary products that can then be applied across multiple geographies. These products and services developed in close collaboration with customers can deliver greater value and command higher prices, and are not easily displaced because of the risk of productivity loss and prohibitive switching costs. We plan to continue investing heavily in new product development.

Expand Our Global Presence

          We intend to continue to grow our global operations by expanding alongside customers into key regions. In 2004 we had six manufacturing facilities and four sales and distribution offices outside of North America. We now have a presence in nearly every major surface mining region around the globe with 28 manufacturing facilities and 34 sales and distribution offices outside of North America. This reflects our investment in establishing or expanding our presence in Australia, Brazil, and China, where we have manufacturing sites and sales and distribution offices, and Indonesia, Peru, South Africa and Russia, where we have sales and distribution offices, as each of these regions experiences significant growth in mining and infrastructure development markets.

          Our global expansion strategy is driven by our desire to serve the fastest growing mining and infrastructure development markets and to expand our direct sales channel. For example, we entered China 12 years ago through a joint venture company, Shanxi Changfeng Wearparts, or SCW, that we formed with Taiyuan Heavy Machinery Group in Taiyuan, China, to develop a local presence in China's fast-growing infrastructure development and mining market and a low-cost manufacturing base close to important customers in the Asia Pacific region. Having gained insight into operating in China through SCW, in 2006 we built a wholly owned, low-cost, state of the art foundry in China, which helps us serve our customers in that region. In 2011, we added foundry and manufacturing capacity in China.

Expand Direct Distribution, Selling a Broader Range of Products and Solutions

          We employ a diversified distribution model for product sales in the aftermarket that includes direct sales, a network of independent dealers, licensees and OEMs. We focus on building a direct sales channel in markets where there is a high concentration of mining activity. We believe our direct sales channel allows us to manage how our products are positioned with customers, provides us with significant opportunities to cross-sell products and solutions and positions us to capture incremental growth and profitability. Our assessment of whether to build direct sales in a particular region is based on the ability of a dealer or licensee to serve customer requirements, potential profit margins and return on invested capital and competitive dynamics.

          We plan to continue to expand and transition to direct sales distribution in some large mining regions, especially in North America, Australia, Indonesia, South America and South Africa. We have established direct sales channels in the Canadian oil sands, Wyoming Powder River Basin and Brazil. Additionally, we recently decided to pursue a direct sales channel in Australia and South Africa, rather than renew licensing arrangements there.

Increase Our Installed Base

          In EPG, we will continue to pursue a "push/pull" strategy to increase first fitments of our branded products. Our product development and engineering staff work closely with OEMs to develop products that match the requirements of their new machines. For example, when mining OEMs adopt our products as first fitment on their buckets, our wear parts are typically used for the life of the bucket. This strong "push" for our parts creates a recurring sales stream as the end-user purchases our wear products that are attached to our proprietary fitments on machines on an ongoing basis in the aftermarket. Our wear products are not easily displaced, as doing so would require significant investment in the installation of an alternative fitment, as well as lengthy downtime of critical equipment and lost productivity. In addition, our close customer relationships have allowed us to provide products and solutions to address customers' critical problems, increase productivity, reduce total cost of ownership and improve safety, creating a "pull" through demand for our products. Customers often request that OEMs deliver their new equipment fitted with our products. We plan to use this combined push/pull dynamic to grow our installed base at the OEM level, providing us a solid base for long-term net sales growth.

          In TTG, we are focused on strengthening our existing relationships with key OEMs in aerospace and IGT markets and with aerospace OEM revenue sharing partners. Our engineers work closely with OEMs and revenue sharing partners to manufacture new and modified products that provide high turbine efficiencies and component performance. Our rapid product development process aligns us closely with our customers to quickly bring new products to market.

Pursue Strategic Acquisitions

          Since the beginning of 2006 we have acquired five companies to build our EPG business for an aggregate consideration of approximately $107.3 million. See "— Acquisitions and Divestitures." We plan to continue our successful identification, acquisition and integration of businesses that we believe will provide us with some or all of the following: foundry capacity in strategic regions, proximity to key customers and enhanced distribution capabilities and complementary products or technologies. We will continue to focus on expanding our presence in the top mining regions globally as well as emerging markets and low-cost regions where we expect to benefit from significant growth in the mining and infrastructure development markets and increasing adoption of sophisticated machinery and operating practices. For example, our 2010 acquisitions of Swift Engineering and Austcast in Australia and our 2011 acquisition of Hydra Mining Tools International Limited in the United Kingdom have provided foundry and manufacturing capacity, improved access to customers and distribution and new, innovative products that can be distributed to customers in other geographies and industries, including underground mining. We will continue to evaluate acquisitions based on synergy potential, return on invested capital and earnings accretion.

Focus on Lean Processes to Drive Continuous Improvement

          We focus on lean processes to drive continuous improvements in all aspects of our business. Our lean system, which we refer to as QVS, or "Quality, Value and Speed", has allowed us to improve process cycle times, increase quality and customer service and reduce capital requirements, including working capital and capital deployed to increase foundry tonnage. By continually improving productivity and our cost structure, we have created a more nimble organization that can more rapidly respond to market and customer needs.

          We believe our enterprise-wide QVS initiative has improved our operating efficiency through standardized processes and increased accountability. In addition, QVS initiatives have allowed us to reduce manufacturing cycle times in some of our key foundries. For example, at one of our key foundries, we reduced cycle times by 54% from 2007 to 2011. In addition, we have improved our net working capital as a percentage of net sales from 30% in 2000 to 24% in 2011.

          As we continue to expand our global operations, we believe ample opportunities continue to exist to shorten product development cycles, enhance margins and improve customer service.

Our Segments

Engineered Products Group

          EPG focuses primarily on wear products and solutions for global mining, infrastructure development and other challenging industrial applications. EPG's longstanding presence in these markets has resulted in an extensive proprietary knowledge base, which we utilize to design, engineer and manufacture innovative proprietary products. We believe we are the global market leader in GET tooth systems used in surface mining and infrastructure development projects, with an extensive offering of patented GET products. We believe we are well-positioned to maintain or improve our market position in these markets given the strength and breadth of our product portfolio, proprietary technologies, strong brand, broad manufacturing presence, extensive distribution platform and long-term relationships with industry-leading customers.

          The installed base of equipment that uses our wear parts has grown significantly in recent years. We estimate our products are installed on approximately one-third of the world's surface mining machines, specifically draglines, cable shovels, excavators and wheel loaders. We believe we are well-positioned to benefit from aftermarket wear parts sales as growth in mining and infrastructure development in emerging markets outpaces global economic growth generally, and as the demand for mined commodities makes it economical for our customers to extract lower grade ore, which typically requires greater use of wear parts.

          We believe we are the leading provider of first fitment lip systems to mining OEMs for hydraulic excavators that serve as wear part carriers, which has allowed us to build a significant installed base. Many of our lip systems and GET products include patented fit relationships and locking systems that require the use of our replacement wear parts, generating recurring sales for us once our lip systems are installed. OEMs choose to install our systems because of the value our solutions bring to their machines and their customers. Compared to competing products, we believe the advantages of our wear products that improve economics for our customers include superior wear life, increased productivity and performance and quick change times for replacement parts. There are high switching costs associated with retrofitting a machine after our wear part carriers and adapters have been installed, which can include removal time and costs and decreased productivity and performance.

Operations and Manufacturing

          We own and operate 27 manufacturing facilities and 48 sales and distribution offices in 20 countries on six continents, with a foundry near most of the major markets we serve. We use capital-intensive manufacturing equipment and specialized manufacturing processes in the casting, welding and assembly of our wear parts and wear part carriers. Our diverse, efficient and experienced manufacturing operations are core to our global footprint with local presence. This global manufacturing platform allows us to leverage our considerable resources and common manufacturing processes to provide products and solutions to our multinational clients wherever they operate. Local manufacturing presence near most of the world's major mining regions provides us with significant operating benefits, including reduced transit times, lower shipping costs and improved feedback between manufacturing and wear parts technicians and the customers they serve. On-site wear part expertise is a fundamental component of our service to our customers.

          In 2011, net sales by region were 49.9% from North America, 20.1% from EAMER (Europe Africa Middle East Region), 12.6% from Latin America and 17.4% from Asia Pacific.

          Many of our locations' quality management systems are ISO 9001 certified. Our continuous improvement initiative allows us to improve process cycle times, improve safety, increase quality and customer service, and reduce capital requirements, including working capital and capital deployed to increase foundry tonnage. The success of our continuous improvement culture has shown itself through increased incremental capacity with minimal capital cost, shorter cycle times to better serve our customers' needs and a more nimble cost structure.

Products and Services

          EPG provides thousands of innovative and reliable wear products designed specifically to perform in the harsh environments where our customers' machines operate. EPG sales over the past five years included over 25,000 SKUs. We provide an extensive offering of GET, complete cast and plate lip systems and other wear parts for mining equipment and crushing applications. Approximately 44% of our EPG net sales in 2011 were from our patented products.

          We have three classes of EPG products: wear and replacement parts, which represented 79% of EPG's net sales in 2011; attachments and wear part carriers, which represented 11% of EPG's net sales in 2011; and industrial and other components and services, which represented 10% of EPG's net sales in 2011.

          The pictures below show how some of our products work together and are used on capital equipment in two of our end markets, mining and infrastructure development. Sales of mining products represented 64.8% of EPG net sales in 2011, infrastructure development products 29.5% and industrial products 5.7%.

          Wear and replacement parts.    Most of EPG's net sales are from sales of wear and replacement parts, which we define as products with a typical wear life of less than one year. Wear cycles vary widely. The teeth on dredge cutterheads used to cut through hard rock, for example, can be replaced as often as every few hours. Net sales from wear and replacement parts were

$407.4 million, $557.8 million and $761.7 million in 2009, 2010 and 2011, respectively. Wear and replacement parts include the following:

Product	Applications	Machines/Price
GET Tooth Systems	Used on most earth moving equipment primarily to improve bucket penetration for improved productivity and to protect the bucket lip for longer service life.	• Excavators • Cable shovels • Draglines • Wheel loaders • Skid steer loaders • Tractor loader backhoes • Prices from $13 to $7,200
GET Cutting Edges	Used to push earth, rock and snow and protect the moldboard of the machines.	• Dozers • Graders • Snow plows • Prices from $60 to $1,500
Crusher Wear Parts	Used to crush and size rock (aggregate) in quarry operations and to crush ore in mining operations.	• Jaw crushers • Gyratory crushers • Cone crushers • Impact crushers • Prices from $1,700 to $34,000
Dragline Rigging	Used for hoisting and loading dragline buckets that are typically used in coal mining operations to remove overburden (rock and dirt) to uncover coal seams.	• Draglines • Prices from $250 to $83,000
Universal Wear Solutions	Used to protect high-wear areas in a variety of mining and infrastructure development applications.	• Processing plants • Cable shovels • Draglines • Excavators • Wheel loaders • Dozers • Graders • Scrapers • Truck bodies • Prices from $13 to $1,000

Product	Applications	Machines/Price
Scrap Recycling Hammers	Used to shred metal products during the recycling process.	• Metal recycling machines • Prices from $217 to $1,550

          Attachments and wear part carriers.    EPG manufactures attachments and wear part carriers used in mining and infrastructure development, including lip systems, dragline buckets, cable shovel buckets, hydraulic excavator buckets and face shovels, wheel loader buckets, truck bodies and dredge cutterheads. These products typically have a wear life of five to 20 years, with regular maintenance cycles to replace wear components. Net sales from attachments and wear part carriers were $69.7 million, $76.0 million and $103.8 million in 2009, 2010 and 2011, respectively. Attachments and wear parts carriers include the following:

Product	Application	Machine/Price
Lip Systems	Installed on buckets that are used to excavate and move earth and cut through rock.	• Excavators • Wheel loaders • Cable shovels • Draglines • Prices from $5,500 to $340,000
Buckets	Used in construction sites, pipeline and other general construction, aggregate quarries and mining applications.	• Excavators • Cable shovels • Wheel loaders • Draglines • Prices from $2,500 to $1,300,000
Dredge Cutterheads	Used to deepen ports and shipping lanes in hard rock dredging and sand and clay dredging operations.	• Dredger • Prices from $80,000 to $675,000

          Industrial and other components and services.    EPG manufactures and supplies a variety of industrial and other components and services, including castings for locomotive engines and track work, offshore oil platform moorings, wire rope rigging, structural sockets, aircraft forming dies and conveying chain systems. EPG also provides services, including specialty casting and bucket repair services. Net sales from industrial and other components and services were $53.4 million, $78.8 million and $99.4 million in 2009, 2010 and 2011, respectively.

Sales and Distribution

          We employ a diversified distribution model for EPG product sales in the aftermarket that includes direct sales, a network of independent dealers, licensees and OEMs. In 2011, 26.8% of EPG's net sales were generated through our EPG global dealer distribution network, 54.1% sold directly to end customers and 14.8% to OEMs.

          We use a "push/pull" strategy to increase first fitments of EPG products globally. We work closely with OEMs to develop new products that meet evolving requirements. In addition, our technical specialists and sales representatives work directly with the end-users of our products, and we use formal surveys to develop first-hand knowledge of users' needs. As a result, OEMs often use our wear parts as first fitment on their capital equipment and customers often prefer our wear parts on the capital equipment they purchase. OEM adoption of our products as first fitment on their capital equipment creates a "push" for our products, and customer requests for our products on the capital equipment create a "pull" for our products. Once our products are installed on the end-users' equipment, end-users can access our global multi-channel distribution network to purchase wear parts and other replacement parts.

          Our authorized dealer and expanding direct supply and service network allow us to strategically expand our reach into new regional markets and establish close contact with key customers. These distribution channels allow us to leverage our common manufacturing systems and business processes on a local distribution, sales and service network, which provides us with deep customer relationships, opportunities to develop better solutions and a reputation as a local product solution specialist. We believe our global distribution, sales and service network is a competitive advantage that strengthens our ability to benefit from strong positive trends in global resource demand, infrastructure development in emerging markets, as well as infrastructure development projects in North America and Western Europe. As of March 1, 2012, we had 161 independent dealers in 61 countries, some of which operate in multiple locations, and 48 direct sales and distribution locations. The majority of our dealers are party to our form of dealer agreement, which is terminable by either party on 90 days' notice.

          Our licensees help us maintain relationships with regional customers, providing localized availability of parts and service, and work in partnership with us to serve the needs of global customers. Our licensing relationships with manufacturers Compañía Electro Metalúrgica S.A., in Chile, and Mitsubishi Steel Mfg. Co., Ltd., in Japan were established approximately 50 years ago. Each of our licensees manufactures and sells a range of our products using our designs, patents, alloys, manufacturing and metallurgical know-how and brand name, and pays us a royalty from sales. Through design and manufacturing controls and the use of standard gauging tools provided by us, we assure interchangeability of wear parts to customers around the world. For example, a mining customer in Chile can, for its European OEM machine, obtain aftermarket wear parts from our Chilean licensee to replace worn teeth on a lip system we built in the United States. Our products' global interchangeability allows our customers to purchase reliable products directly from us, the OEMs we serve, our licensees and our authorized dealers.

          In some regions, we have moved from licensee relationships to direct manufacture and sale. For example, we did not renew our license in Australia with Bradken Resources Pty Ltd. In anticipation of the license termination, we took steps to expand our direct presence in the attractive Australian market. During 2010, we acquired Swift Engineering, a provider of mining site services and fabrication in Australia with facilities in Mackay and Kingaroy, Queensland, and Austcast, with foundries in Northgate, Queensland and Dunedin, New Zealand, primarily serving the mining markets. The Swift acquisition also expanded our product offering through an innovative line of mining haul truck bodies. Beginning in 2010, we introduced and expanded our direct supply and service capability in key Australian mining regions. The combination of these two acquisitions, the establishment of independent dealers and the development and deployment of other resources positioned us to serve the Australian market with products and services when the license expired.

          We are a party to four joint ventures. We jointly operate our Taiyuan, China manufacturing facilities and foundry through two joint ventures with minority owners Taiyuan Heavy Machinery Group and a subsidiary of Taiyuan Heavy Machinery Group. We also have a joint venture with Elecmetal, our Chilean licensee, to build and operate a foundry in Chile to produce wear parts for the Chilean market and for our global distribution outside Chile. We have a sales and distribution joint venture with ESS Holdings, Inc. to serve our oil sands customers in Fort McMurray, Alberta, Canada.

          EPG customers consist of OEMs and dealers of capital equipment in the mining, infrastructure development and industrial markets, as well as the end-users of that capital equipment. Although EPG has large customers, including the 10 largest mining companies in the world, no single customer accounted for 10% or more of its net sales in any of the last five years.

Competition

          EPG operates in the mining, infrastructure development and industrial wear parts markets. EPG competes on a variety of factors, including equipment productivity, design and performance, technology, metallurgical expertise, reliability, customer relationships, delivery lead times and price. EPG's competitors range from some of the world's largest multi-national equipment manufacturers to small single-product niche manufacturers. Competitors include Hensley Industries, Inc., a division of Komatsu, Ltd.; Berkeley Forge & Tool Inc.; Columbia Steel Castings; Metalogenia S.A.; CQMS Pty Ltd.; Van Reenen Steel Ltd.; Caterpillar, Inc.; and Bradken Resources Pty Ltd.

          The mining and infrastructure development wear parts market has substantial barriers to entry. We believe that successful participation in the industry requires (i) extensive experience in metallurgy, tribology and advanced manufacturing processes; (ii) a broad portfolio of products; (iii) significant capital expenditures to establish the necessary global operations and the local distribution infrastructure; and (iv) brand recognition, which is generally promoted by a long-term track record of innovation, quality, client relationships and an active installed base. We have developed these capabilities over a nearly 100-year history and believe we are well-positioned in the wear parts industry.

Turbine Technologies Group

          TTG operates in the aerospace and power generation markets. TTG serves customers that require superalloy precision investment castings for gas turbines that generate power for cities and jet engines that keep airliners flying. Due to the highly complex nature of the investment casting process for turbine components and structures, and the exacting standards required so that products can withstand intense heat and operating stresses, few manufacturers can compete in this space.

Operations and Manufacturing

          TTG's metallurgical castings include fine grain castings; equiaxed castings; directionally solidified ("DS") castings; and single crystal ("SX") castings. TTG employs conventional casting processes to produce equiaxed castings, in which the metal grains are oriented randomly throughout the casting. A more advanced process enables us to produce DS castings, in which the metal grains are aligned longitudinally. This alignment decreases the internal stress on the weakest portion of a metal part where the various grains adjoin, thereby providing increased strength and improved efficiencies in engine performance over equiaxed parts. An even more advanced process enables us to produce SX castings, which consist of one large superalloy crystal without grain boundaries. SX castings provide greater strength and performance characteristics than either equiaxed or DS castings, as well as longer life. We believe our ability to manufacture a broad range of part sizes and configurations, using DS/SX and equiax manufacturing processes, makes TTG one of the few investment castings suppliers to the aerospace and IGT markets capable of meeting a wide range of customer needs with facilities in the United States, Mexico and Europe.

Products and Services

          TTG's aerospace offerings include blades, vanes and complex structural parts used in commercial and military aircraft engines. In 2011, approximately 68.4% of our aerospace engine component net sales were from products for commercial usage. Over 58% of our aerospace engine products net sales in 2011 were from products used in the "hot gas path" of aircraft turbines and, as a result, are considered replacement parts, while the balance are high-specification structural castings typically associated with new engine builds. Net sales from replacement parts sold in the aerospace market were $25.3 million, $38.8 million and $51.2 million in 2009, 2010 and 2011, respectively; net sales from all other aerospace products was $31.9 million, $27.4 million and $36.1 million in 2009, 2010 and 2011, respectively.

          Our power generation products are similar to the products we produce for aerospace engines, but are much larger. While a vane casting for an aircraft engine may weigh as little as 0.5 pounds, a vane casting for a large IGT turbine can weigh as much as 200 pounds. In the power generation market, TTG produces a range of "hot gas path" components, including blades, vanes and multi-vanes. Over 93% of our IGT net sales in 2011 were from products used in the "hot gas path" of turbines and, as a result, are considered replacement parts. Net sales from replacement parts sold in the IGT market were $73.1 million, $50.0 million and $50.0 million in 2009, 2010 and 2011, respectively; net sales from all other IGT products were $0.1 million, $3.6 million and $3.2 million in 2009, 2010 and 2011, respectively.

          TTG is also an important supplier of superalloy precision investment castings sold to the locomotive and marine turbocharger markets, and participates in other niche industrial markets. Net sales from these products were $19.5 million, $17.1 million and $16.9 million in 2009, 2010 and 2011, respectively.

          TTG produces complex superalloy castings used in civil and military aircraft engines and IGT at facilities in the United States, Mexico and Europe.

Sales and Distribution

          TTG's core customers are IGT OEMs and MRO replacement part providers, and aerospace engine manufacturers and their revenue share partners. All sales are generated through our highly technical direct sales force. Due to the sophisticated nature of the TTG products, sales efforts require both sales and engineering personnel to work closely with customers to identify and assist in the development of new and modified products. TTG customers frequently visit manufacturing sites to work with TTG product and process engineers in developing new programs or to audit quality systems and production capabilities. Our sales staff works with our customers to identify and develop growth opportunities that will develop over three to five years with our strategic customers.

Competition

          TTG's largest competitors by sales are Precision Castparts Corp., Howmet Corporation, a wholly owned subsidiary of Alcoa Inc., and Doncasters Group Limited. TTG typically focuses on niche opportunities with its aerospace and IGT customers while its three largest competitors typically focus on the highest volume and highest technology opportunities. TTG also has numerous smaller competitors. TTG can produce metallurgical structures ranging from equiax to fine grain to DS/SX and can manufacture small simple blades to large complex cored IGT blades, large IGT multi-vanes and medium-size aero engine structural components. As a result, other than TTG's three largest competitors, to our knowledge, none of the other superalloy investment casting suppliers have the range of technical, metallurgical and manufacturing capabilities offered by TTG combined with its manufacturing footprint in the United States and Europe, including lower-cost sites in Mexico and Slovakia.

Principal Properties

          The following table lists our principal properties as of March 1, 2012, the segment that uses each property and related information.

Location	Group	Type	Owned/Leased
Portland, OR, USA:
Headquarters	HQ	Executive Offices	Owned
Main Plant	EPG	Foundry/EPG HQ	Owned
Portland Plant 3	EPG	Foundry	Owned
Newton, MS, USA	EPG	Foundry	Owned
Covington, KY, USA	EPG	Fabrication	Owned
Phoenix, AZ, USA	EPG	Fabrication	Leased
Bucyrus, OH, USA	EPG	Blade production	Owned
Nisku, Alberta, Canada	EPG	Foundry	Owned
Port Hope, Ontario, Canada	EPG	Foundry	Owned
Port Coquitlam, BC, Canada	EPG	Foundry	Owned
Edmonton, Alberta, Canada	EPG	Casting overlays	Owned
Steinbach, Manitoba, Canada	EPG	Blade production	Leased
Santiago, Chile	EPG	Foundry	Owned
Altacomulco, Mexico	EPG	Blade production	Owned
Doncaster, England, UK	EPG	Fabrication and distribution	Land — Leased Building — Owned
Guisborough, England, UK	EPG	Foundry	Owned
Rotherham, England, UK	EPG	Fabrication and distribution	Leased
Brisbane, Queensland, Australia	EPG	Asia Pacific HQ	Leased
Kingaroy, Queensland, Australia	EPG	Fabrication	Leased
Mackay, Queensland, Australia	EPG	Fabrication	Leased
Northgate, Queensland, Australia	EPG	Foundry	Leased
Dunedin, New Zealand	EPG	Foundry	Leased
Taiyuan, Peoples' Republic of China	EPG	Foundry	Leased
Taiyuan, Peoples' Republic of China	EPG	Fabrication and distribution	Leased
Xuzhou, Peoples' Republic of China	EPG	Foundry	Land — Leased Building — Owned
Frameries, Belgium	EPG	Distribution/Europe HQ	Owned
Betim, Minas Gerais, Brazil	EPG	Fabrication/Latin America HQ	Owned
Chittenango, NY, USA	TTG	Foundry/TTG HQ	Owned
Eastlake, OH, USA	TTG	Foundry	Leased
Guaymas, Mexico	TTG	Foundry	Leased
Herstal, Belgium	TTG	Foundry	Owned
Povaszska Bystrica, Slovak Republic	TTG	Foundry	Owned

Research and Development

          A core team of our product engineers works to improve the value of our products to customers, focusing on features such as ease of use, installation and removal, safety, reliability, productivity and increased wear life in field applications. Often, these engineers work directly with customers and end-users in the field to gain a first-hand understanding of wear and productivity improvement opportunities. Before field testing any new designs, our engineers analyze product prototypes using computer-aided design technology and rapid prototype systems for design, pre-manufacture and field testing processes. Much of this work is not reflected in research and development in our financial statements, which includes only new product development and applied research expenses. Our research and development costs in 2011 were $8.4 million. Not included in that amount are product optimization expenses, annual new pattern spending, manufacturing development and trial lot expenses, all of which are allocated to the cost of goods sold, and selling and administrative expenses.

Intellectual Property

          We often seek U.S. and foreign patent protection on innovations in our EPG business. As of March 13, 2012, we held 53 U.S. patents, with an average remaining life of approximately 11 years, and 31 U.S. patent applications. Worldwide, including the United States, we held 568 patents and had 530 patent applications, which includes foreign counterparts to our U.S. patents and patent applications, as of the same date. We have federal registrations for many of our trademarks in the United States and other foreign jurisdictions.

          We also have entered into exclusive licensing arrangements in certain jurisdictions pursuant to which licensees may use our intellectual property in the manufacture and sale of products in those jurisdictions. We receive royalties for licensees' use of our intellectual property, but they are not otherwise permitted to exploit our intellectual property during the terms of the license agreements. See "Business — Our Segments — Engineered Products Group — Sales and Distribution."

Employees

          As of March 1, 2012, we had 5,435 employees, consisting of 4,350 employees in EPG and corporate and 1,085 employees in TTG. As of March 1, 2012, unions or workers counsels represented 159 employees in Belgium, 393 employees in Brazil, 290 employees in Canada, 353 employees in China, 20 employees in Mexico, 107 employees in Australia and New Zealand and 22 employees in the United Kingdom. Agreements covering our employees in Belgium, Brazil, and Mexico are negotiated annually; excluding those agreements, seven agreements covering 10.3% of our employees will expire in 2012; two will expire in 2013; and one will expire in 2014. 2.9% of our employees, who are located in Belgium, are subject to agreements that expire at different times in the year and are typically implemented after the expiration dates: three will expire in 2012 and one expires in 2013. One agreement that expired in 2011 covering 2.6% of our employees remains under negotiation. An additional 6.9% of our employees are members of a union and are not subject to collective bargaining agreements or similar types of arrangements; those employees may elect to become subject to a collective bargaining agreement.

Backlog

          Backlog in EPG is composed of bookings derived from orders received from our customers. Most EPG orders are not cancellable, and when we allow cancellations we typically charge a restocking fee. We believe EPG backlog is useful to project sales for two to four months, but does not provide a reliable long-term forecast of sales. In addition, EPG backlog can be affected by changes to customer lead-times and our ability to meet production demands, which can limit the usefulness of backlog as a projection of sales even in the short term. EPG backlog at March 1, 2012 reflects longer lead-times resulting from increased mining activity.

          Backlog in TTG is composed of orders received under long-term agreements or purchase orders. TTG orders are cancellable with the customer typically obligated to pay for any costs incurred by us on the associated orders.

          The backlog of unfilled orders believed to be firm at March 1, 2012, compared to the prior year, is listed below.

(dollars in thousands)	March 1, 2011	March 1, 2012
Total	$292,639	$434,160
EPG	200,539	296,757
Mining	108,780	226,376
Infrastructure development	70,877	43,460
Industrial	20,882	26,921
TTG	92,100	137,403

          We anticipate that approximately 90% of EPG backlog and approximately 87% of TTG backlog will be filled and invoiced in 2012. See "Risk Factors — Our production capacity may not be sufficient to meet customer demand."

Raw Materials and Suppliers

          We purchase plate and scrap steel, alloys such as nickel, cobalt, molybdenum, tantalum and titanium and other materials from numerous suppliers with no single source being dominant. Each of our EPG and TTG businesses secures raw materials through its own purchasing function, where the quality, availability, pricing and service from potential vendors is assessed. We generally seek to pass raw material cost increases to our customers through EPG product price increases and through surcharges or escalator provisions in our long-term agreements with TTG customers. Historically, there is a delay of several months between raw material cost increases and our realization of price increases. See "Risk Factors — Our ability to recover increased costs resulting from price increases in raw materials may be limited."

Government Regulation

          Some of our TTG products are manufactured and sold to customers who are parties to U.S. government contracts or subcontracts. Approximately 31.6% of TTG's aerospace net sales in 2011 were derived from sales to engine manufacturers for military-based platforms. Consequently, we are indirectly subject to various U.S. federal rules, regulations and orders applicable to government contractors. Violation of applicable government rules and regulations could result in civil liability, cancellation or suspension of existing contracts or ineligibility for future contracts or subcontracts funded in whole or in part with federal funds. Generally, our customers are able to recover costs if a government contract is cancelled and, as a result, we are generally able to recover costs from our customers in that event.

          Due to the international scope of our operations, we are subject to complex United States and foreign laws, regulations and procurement policies and practices governing, among other things, anti-corruption matters, export controls, economic sanctions, and investment and currency exchange controls, including the following:

  •
  Foreign Corrupt Practices Act (FCPA) — The FCPA prohibits companies and individuals from paying or promising to pay foreign officials, directly or indirectly, anything of value with the corrupt intent of obtaining or retaining business and mandates internal accounting controls and record-keeping practices aimed at preventing and detecting illegal bribes. Enforcement actions by the Department of Justice and SEC can result in fines and jail time. We are also subject to similar foreign laws, including, for example, the UK Bribery Act and the OECD Anti-Bribery Convention.

  •
  International Traffic in Arms Regulations (ITAR) — ITAR implements the Arms Export Control Act (AECA) and governs the export of defense-related articles, technology and services in connection with aircraft equipment and certain grades of armor plating we produce. Enforcement actions by the U.S. Department of State can involve mandated audits, compliance programs, civil penalties and loss of export privileges. The Department of Justice can pursue criminal prosecution under the AECA which can result in penalties, debarment from exporting and jail time, and contractual debarment from doing business with the U.S. government and governments of other countries. We have 15 separate export control licenses in place to comply with ITAR. Of these licenses, one expires in 2013, two in 2014, 10 in 2015, one in 2017, and one in 2018. We manage the negotiation and renewal of export control licenses in the ordinary course of our business. Approximately 17.9% of TTG's net sales in 2011 were generated by products subject to ITAR; armor sales subject to ITAR did not represent a material portion of EPG's net sales in 2011.

  •
  Export Administration Regulations (EAR) — EAR implements the Export Administration Act and the regulations are administered by the Bureau of Industry and Security to regulate the export of dual-use commodities. Dual-use items subject to EAR have predominantly commercial uses, but also have military applications, such as aero gas turbine assemblies and some metal alloys we produce. EAR violations can also occur by engaging in activities that further the aims of countries that impose boycotts against other countries friendly to the U.S. (e.g., the Arab boycott of Israel). We have 15 separate export control licenses in place to comply with the EAR. Of these licenses, two expire in 2012, two in 2013, three in 2014, and eight in 2015. We manage the negotiation and renewal of export control licenses in the ordinary course of our business. Many of these licenses cover technology exchange between our United States and European operations. Failure to comply with the EAR could result in criminal and civil penalties and, under certain circumstances, a denial of export privileges and debarment from doing business with the U.S. government and the governments of other countries.

  •
  Office of Foreign Assets Controls (OFAC) regulations — In conducting our export business, we must ensure that we have no business dealings or facilitate business with those countries, organizations and individuals subject to U.S. economic sanctions and embargoes administered by OFAC. Violations of U.S. sanctions programs and embargoes can result in civil and criminal penalties and imprisonment. In 2011, we voluntarily reported to OFAC a violation of OFAC regulations. See "Risk Factors — We may incur penalties and experience other adverse effects on our business for a violation of OFAC regulations."

  •
  Taxes on repatriated earnings — Generally, profits from foreign subsidiaries are subject to U.S. tax when those profits are distributed to U.S. owners.

Environmental Matters

          We are subject to federal, state, local, provincial, regional and foreign environmental laws and regulations concerning, among other things, ground water discharges, air emissions, waste management, toxic use reduction and environmental clean-up. Environmental laws and regulations continue to evolve. As a result, it is likely we will be subject to increasingly stringent environmental standards in the future, particularly with respect to air and water quality, and we may be required to make additional expenditures, which could be significant, relating to environmental matters on an ongoing basis. If we violate or fail to comply with these laws and regulations, we could be fined or otherwise sanctioned by regulators. These environmental laws also require us to obtain permits for some of our operations from governmental authorities. These authorities can deny, modify or revoke our permits and can enforce compliance through fines and injunctions.

          We could also be held liable for any consequences arising out of human exposure to hazardous materials or other environmental damage. We own, lease and operate properties, and have owned, leased and operated properties, or conduct or have conducted operations at properties, where hazardous materials have been used for many years, including during periods before management standards for these materials were required or generally believed to be necessary. Consequently, we are subject to environmental laws that impose liability for historical releases of hazardous materials.

          See "Legal Proceedings — Portland Harbor Superfund Site" below and "Risk Factors — We are subject to environmental laws, and any violation of, litigation relating to or liabilities under these laws could adversely affect us" above for a discussion of our potential liability with respect to the Portland Harbor Superfund site and "Risk Factors — Regulatory effects of climate change could adversely affect our business" for more details.

          In 2010, we committed to remove an accumulation of solid waste at our Port Hope, Ontario plant. We estimate the removal will cost $2.6 million and we plan to perform this removal within five years. See "Legal Proceedings — Voluntary Environmental Cleanup."

          Our financial statements include reserves for estimated costs for resolving claims that have been asserted with respect to environmental issues relating to our properties and operations. At December 31, 2011, we had accrued aggregate environmental reserves of $1.2 million. Our actual future expenditures, however, relating to compliance matters and clean-up of environmental conditions cannot be conclusively determined.

Acquisitions and Divestitures

          A summary of our acquisitions since the beginning of 2006 for EPG follows.

  •
  Hydra Mining Tools International Limited (July 2011, United Kingdom), a designer, manufacturer and supplier of advanced technology underground mining cutting systems, for approximately $27.0 million. See Note 27 — Business Acquisitions, to our Consolidated Financial Statements for a description of the effect of the acquisition on our financial statements.

  •
  Trans Equipment and Supply, Inc. (February 2011, Wyoming, U.S.), a distributor, acquired for approximately $8.4 million. See Note 27 — Business Acquisitions, to our Consolidated Financial Statements for a description of the effect of the acquisition on our financial statements.

  •
  Swift Engineering (July 2010, Australia) acquired for approximately $17.5 million; added manufacturing, maintenance and repair capacity in Australia and expanded our EPG product and service offerings. See Note 27 — Business Acquisitions, to our Consolidated Financial Statements for a description of the effect of the acquisition on our financial statements.

  •
  Austcast Pty Ltd (December 2010, Australia) acquired for approximately $17.4 million; added foundry capacity in Australia. See Note 27 — Business Acquisitions, to our Consolidated Financial Statements for a description of the effect of the acquisition on our financial statements.

  •
  ESCO Brazil (May 2007 (60%) and May 2009 (40%), Brazil) acquired for aggregate consideration of approximately $37.0 million; added manufacturing, maintenance and repair capacity and a local presence in Brazil. In connection with the acquisition of 100% ownership of ESCO Soldering in May 2009, we also agreed to transfer our interest in

    Soldering Locações de Márquinas e Equipmentos Ltda to RNJ Participações Ltda. ESCO Brazil has been integrated into our operations.

          In addition to these acquisitions, we entered into a joint venture in 2007 to build and operate a foundry in Chile to produce wear parts for the Chilean market and for our global distribution outside Chile. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Capital Expenditures."

          In 2006, we sold our Integrated Manufacturing Group (IMG) for approximately $50 million and our Engineered Metals Group (EMG) for approximately $23 million. These businesses were not core to our overall business strategy. IMG manufactured highly machined products for the semiconductor, flat panel display, medical instrumentation and aerospace industries; EMG was a distributor of stainless steel and stainless steel products. See note 6 to "Selected Consolidated Financial and Other Data."

Legal Proceedings

          We are subject to claims and litigation arising in the ordinary course of business, including those relating to exposure to hazardous materials, and regularly assert our patent rights against parties that may be infringing those rights. Although we cannot predict the final outcome of pending legal proceedings with certainty, we do not expect the ultimate disposition of these matters will have a material adverse effect on our financial position, results of operations or cash flows.

OFAC Investigation

          In July 2011, we voluntarily reported to OFAC a violation of OFAC regulations. We are cooperating with OFAC in their investigation, which may result in significant penalties. See "Risk Factors — We may incur penalties and experience other adverse effects on our business for a violation of OFAC regulations."

Portland Harbor Superfund Site

          We received a questionnaire dated January 18, 2008 from the EPA regarding historical operational practices in connection with the Portland Harbor Superfund site. The EPA sent the questionnaire to approximately 300 businesses located along the Willamette River in Oregon. In a letter dated March 12, 2010 the EPA also named us as one of more than 100 businesses that are potentially responsible parties for this site. Consequently, we may be responsible for clean-up or other costs related to the site under the Comprehensive Environmental Response, Compensation, and Liability Act, also known as CERCLA or the Superfund law. The current aggregate clean-up costs to be allocated among responsible parties is estimated to be in excess of $2.0 billion. We have entered into a participation agreement with a group of named potentially responsible parties and other companies under which we admit to no liability. The agreement provides a framework to determine how to allocate cleanup costs among the parties to the agreement if the EPA finds them responsible. The inability of a party to pay its portion of assessed costs may result in increased costs to other parties. We are also participating in a process with other potentially responsible parties to quantify and potentially allocate natural resource damages claims with respect to the site. We cannot accurately predict our ultimate liability with respect to the Portland Harbor Superfund site at this time, but it could be substantial if the EPA determines that we are a responsible party for this site.

Voluntary Environmental Cleanup

          We have undertaken a TCE (trichloroethylene) soil and groundwater cleanup at the former Steel Treaters site in Troy, New York, which was destroyed by a fire in 2005. We presented our plan to remediate the site to the New York Department of Environmental Conservation, or DEC, in 2006 under the DEC's Voluntary Cleanup Program and the DEC approved the plan. Under the DEC's program, when remediation under the plan is complete, we will receive a letter from the DEC indicating that it will not require further remediation action by us at the site. We modified the remediation plan in 2011 after discovering an additional area of TCE contamination at the site. We periodically meet with representatives of the DEC to discuss the progress of remediation under the plan. We have spent approximately $440,000 to date on the cleanup and we have reserved an additional $186,000 for work at the site.

MANAGEMENT

Directors and Executive Officers

          The following table is a list of our executive officers, key employees and directors (ages are as of April 1, 2012).

Name	Age	Position
Calvin W. Collins	53	Chief Executive Officer and President and Director
Ray Verlinich	56	Senior Vice President - Finance and Chief Financial Officer
Jon V. Owens	49	Senior Vice President and President, Engineered Products Group
François Baril	46	Senior Vice President and President, Turbine Technologies Group
Nickolas L. Blauwiekel	56	Senior Vice President of Human Resources
Kevin S. Thomas	38	Senior Vice President, General Counsel and Corporate Secretary
F. Patrick Fonner	62	Group Vice President, Engineered Products Group
Steven D. Pratt	65	Chairman of the Board of Directors
Peter F. Adams	68	Director
Frank Alvarez	66	Director
Stephen E. Babson	61	Director
Peter F. Bechen	64	Director
Frank Jungers	85	Director
Henry T. Swigert	81	Director
Robert C. Warren, Jr.	63	Director
John W. Wood, Jr.	68	Director

          Calvin W. Collins was appointed our Chief Executive Officer effective January 1, 2012 and has served on our board of directors since May 2011. Mr. Collins joined us in November 2000 as Assistant General Counsel. In October 2001, he became Vice President, General Counsel and Corporate Secretary. In 2003, he became Vice President of Administration with responsibilities for human resources, tax and risk management. In his role as Vice President of Administration, General Counsel and Corporate Secretary, he was involved in our significant financing, acquisition and divestiture transactions and our corporate strategy. Mr. Collins was named Group Vice President -Engineered Products, North American Operations in April 2007, and named President - Engineered Products in September 2009. In January 2011, he was named the Company's President and Chief Operating Officer and he served in those roles until his promotion to Chief Executive Officer and President. Before joining us, Mr. Collins was an attorney in private practice focusing on general business and corporate matters. The specific experience, qualifications, attributes and skills that Mr. Collins brings to our board of directors are his perspective as Chief Executive Officer and as the former Chief Operating Officer, his prior work on significant financing, acquisition and divestiture transactions for us, his expertise gained from providing guidance and counsel to a wide variety of companies and his experience in our industry.

          Ray Verlinich was appointed Vice President - Finance and Chief Financial Officer in April 2011 and a Senior Vice President in January 2012. Mr. Verlinich joined us in February 1996, beginning as Finance Director and Finance Project Manager for our global Oracle ERP implementation. He became Corporate Controller in July 1997, Assistant Treasurer in May 2010 and Vice President, Finance in February 2011. In those roles, he had responsibility for global tax and treasury management. Before joining us Mr. Verlinich served in various financial management positions, including expatriate assignments at PPG Industries Inc., a coatings and specialty products supplier.

          Jon V. Owens was appointed President of our Engineered Products Group in November 2011 and a Senior Vice President in January 2012. Mr. Owens joined us in May 1986 and has held positions in product management, sales and marketing, manufacturing and supply chain management, including responsibility for the Asia Pacific Region, global operations, the mining division, global supply chain and the European division. He became a Vice President in April 2007, a Group Vice President of Engineered Products in August 2009 and Vice President of Marketing and Global Business Processes in January 2011.

          François Baril was appointed President of our Turbine Technologies Group in January 2007 and a Senior Vice President in January 2012. Mr. Baril joined us in February 1997, beginning as District Manager for our Industrial Casting Division. He also served as Business Unit Leader for the Industrial Casting Division, Site Manager for ESCO Ltd. in Port Hope, Ontario, Managing Director for ESCO Engineered Products Europe and Vice President of our Turbine Technologies Group.

          Nickolas L. Blauwiekel was appointed Vice President of Human Resources in June 2005 and a Senior Vice President in January 2012. Mr. Blauwiekel has over 30 years of human resources experience. Prior to joining us, he worked for Ingersoll Rand as the vice president of human resources for the infrastructure sector and for Teledyne Technologies Incorporated and Shiloh Industries, Inc. as a senior human resources executive. He also worked for Cooper Industries, Inc. and Eaton Corporation in senior human resources roles.

          Kevin S. Thomas was named General Counsel and Corporate Secretary in April 2007, a Vice President in May 2009 and a Senior Vice President in January 2012. Mr. Thomas joined us in February 2003 as corporate counsel. He oversees our legal affairs, as well as fulfilling additional responsibilities and obligations as assigned by our board of directors. Before joining us, Mr. Thomas was in private practice focusing on mergers, acquisitions and public and private securities offerings.

          F. Patrick Fonner was appointed Group Vice President, Engineered Products Group in January 2005. Mr. Fonner joined us in June 1976 and held sales positions throughout the United States in the early years of his tenure. He has served as General Manager for a variety of our products and markets, including expendables, attachments, sales, marketing and product development. Mr. Fonner also served as General Manager of our construction business unit from June 2000 through December 2004.

          Steven D. Pratt is the Chairman of the ESCO board of directors. Before his retirement from the office of Chief Executive Officer on December 31, 2011, Mr. Pratt had been employed with us for his entire career, beginning in 1972. His 40 years of service included plant management roles, President of the Engineered Products Group, and Executive Vice President and Chief Operating Officer. He became President and Chief Executive Officer in 1995 and Chairman of the board of directors in 2003, and has been a member of our board of directors since 1993. Mr. Pratt is a director of Stimson Lumber Company, Inc., where he serves as chairman of the compensation committee and as a member of the nominating and governance committee and the executive committee. The specific experience, qualifications, attributes and skills that Mr. Pratt brings to our board of directors include his 40 years of experience with the company, his perspective as our former Chief Executive Officer and his extensive experience in our industry.

          Peter F. Adams became a director in 1983. Mr. Adams is the president and an owner of Farmington Landfill Inc., a quarry reclamation and construction materials recycling company. As a private investor, he is an owner of companies in a variety of fields, including wine-grape growing and vineyard management, wine production and marketing, and emergency vehicle manufacturing. Mr. Adams is also a director of several private companies. The specific experience, qualifications, attributes and skills that Mr. Adams brings to our board of directors are his strategic, managerial and corporate governance experience from service on the boards and as an executive of other corporations and his strategic insights and financial experience gained as an investor and owner of companies in diverse industries. Upon Henry T. Swigert's death or resignation as trustee, Mr. Adams and Robert C. Warren, Jr. will become co-trustees of the Swigert 2000 Trust.

          Frank Alvarez became a director in 2001. Mr. Alvarez joined Intel Corporation in 1979 and served as Vice President of the Technology and Manufacturing Group until his retirement in 2000. The specific experience, qualifications, attributes and skills that he brings to our board of directors are his manufacturing experience and his ability to make important contributions to our growth strategy due to his extensive experience in a capital-intensive global industry.

          Stephen E. Babson became a director in 2003 and is chairman of the nominating and governance committee of the board of directors. Mr. Babson is a managing director of Endeavour Capital, a private equity firm in the Pacific Northwest. Before joining Endeavour Capital, he was a partner focusing on mergers, acquisitions and public and private securities offerings and the chairman of Stoel Rives LLP. He also serves on the boards of Columbia Sportswear Company, New Seasons Market LLC, Bristol Farms LLC, Northland Transportation Company, Tidewater Holdings, Inc., Columbus Foods, LLC, Little Red Services Inc. and National Frozen Foods Corporation. The specific experience, qualifications, attributes and skills that Mr. Babson brings to our board of directors are primarily derived from his experience in mergers and acquisitions and his insights gained through his role as an investment professional. In addition, Mr. Babson's significant financial expertise and experience contribute to our board of directors' understanding and ability to analyze complex issues.

          Peter F. Bechen became a director in 2000 and is chairman of the audit committee of the board of directors. Mr. Bechen has served as the president and chief executive officer of Pacific Realty Associates since 1983 and was president of its predecessor from 1975 until 1983. He has served as a director of Capmark Financial Group Inc. since March 2006 and is a member of the Industrial and Office Park Development Council of the Urban Land Institute. The specific experience, qualifications, attributes and skills that Mr. Bechen brings to our board of directors are his years of managerial experience, which enables him to provide meaningful advice and guidance to management and the board, and his extensive experience in the real estate industry.

          Frank Jungers became a director in 1984 and is chairman of the compensation committee of the board of directors. Mr. Jungers retired as Chief Executive Officer and Chairman of Arabian American Oil Company ("ARAMCO") in 1978. He has been an independent investor, consultant and director since that time. Mr. Jungers serves on the board of directors for Vero Corporation and Pacific Star Communications and served as a director of Horizon Lines, Inc. until 2008. He is also a trustee of the board of trustees of Oregon Health and Science University Foundation. The specific experience, qualifications, attributes and skills that Mr. Jungers brings to our board of directors include his extensive executive experience in a large international company, which enables him to advise management and the board on a wide range of strategic and financial matters. In addition, his knowledge of our business and its operations, gained through serving on our board of directors for more than 25 years, enables him to provide valuable guidance to management and the board.

          Henry T. Swigert became a director in 1958. He began working at ESCO in 1955 as a molder's helper and later moved on to be a sales representative before being promoted to Vice President of Finance. Mr. Swigert served as Chairman of the board from 1979 until 2003 when he retired. He has been a member of our board of directors for over 50 years and is familiar with our business and strategy. Mr. Swigert is the uncle of Robert C. Warren, Jr., a director. The specific experience, qualifications, attributes and skills that Mr. Swigert brings to our board of directors are his extensive experience in our industry and knowledge of our business, which allow him to provide valuable guidance to the board.

          Robert C. Warren, Jr. became a director in 1986. Mr. Warren is the president and chief executive officer of Cascade Corporation, a manufacturer of material handling equipment for lift trucks, where he has worked for more than 35 years. Prior to that, Mr. Warren was Vice President-Marketing at Cascade Corporation. He is also a member of the board of directors of Cascade Corporation. Mr. Warren is the nephew of Henry T. Swigert, a director. The specific experience, qualifications, attributes and skills that Mr. Warren brings to our board of directors are his strategic, operational and corporate governance experience as the chief executive officer of a publicly traded corporation, which enables him to provide meaningful input and guidance to the board. Upon Henry T. Swigert's death or resignation as trustee, Peter F. Adams and Mr. Warren will become co-trustees of the Swigert 2000 Trust.

          John W. Wood, Jr. became a director in 2001. Mr. Wood was formerly the president and chief executive officer of Analogic Corporation, a maker of medical imaging and airport security products, from 2003 to 2006. Prior to joining Analogic Corporation, Mr. Wood held senior executive positions over a 22-year career at Thermo Electron Corporation. He served as president of Peek Ltd., a division of Thermo Electron Corporation, and as a senior vice president of the parent company. He previously served as president and chief executive officer of Thermedics, a subsidiary of Thermo Electron Corporation. Mr. Wood is a member of the board of directors of American Superconductor Corporation, a provider of electric power infrastructure, and FLIR Systems, Inc., a provider of thermal imaging equipment. Mr. Wood is also a member of the advisory board of Walleye Technologies, Inc., a developer of hand-held and portable microwave imaging systems. The specific experience, qualifications, attributes and skills that Mr. Wood brings to our board of directors are his experience as a director and executive of large, diverse corporations, which enables him to provide meaningful input and guidance to the board and our management.

Composition of the Board of Directors

          Our board of directors consists of 10 members. After completion of the offering made by this prospectus, our articles of incorporation will provide that directors will be elected by the Class A Common Stock, Legacy Class A Common Stock and Class B Common Stock, voting together as a single class. Our board of directors has determined, after taking into consideration each director's direct and indirect relationships, that eight of our directors will qualify as "independent" under NASDAQ rules and regulations. Our bylaws permit our board of directors to establish by resolution the authorized number of directors; and 10 directors are authorized.

          After completion of the offering made by this prospectus, our articles of incorporation will provide that our board of directors is divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of shareholders, with the other classes continuing for the remainder of their three-year terms. Our directors will be divided among the three classes as follows:

  •
  the Class 1 directors will be Frank Alvarez, Frank Jungers, Steven D. Pratt, and Henry T. Swigert, and their terms will expire at the annual meeting of shareholders in 2013;

  •
  the Class 2 directors will be Stephen E. Babson, Calvin W. Collins, and Robert C. Warren, Jr., and their terms will expire at the annual meeting of shareholders in 2014; and

  •
  the Class 3 directors will be Peter F. Adams, Peter F. Bechen, and John W. Wood, Jr., and their terms will expire at the annual meeting of shareholders in 2015.

          Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that each class will be as nearly equal in number of directors as possible.

Committees of the Board of Directors

          Our board of directors has an audit committee, a compensation committee and a nominating and governance committee, each of which has the composition and responsibilities described below.

Audit Committee

          Our audit committee is composed of Messrs. Bechen, Adams and Babson. Our board of directors has determined that each of these directors is "independent" according to the rules and regulations of the SEC and of NASDAQ. Our board of directors has also determined that each of these directors is financially literate as required by the rules and regulations of NASDAQ and that Mr. Bechen is an audit committee "financial expert" as defined by SEC rules. Mr. Bechen is the chairman of our audit committee. The audit committee operates under a written charter that satisfies the applicable SEC and NASDAQ standards.

          The audit committee is responsible for, among other things:

  •
  selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

  •
  evaluating the qualifications, performance and independence of our independent auditors;

  •
  monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters; and

  •
  reviewing the adequacy and effectiveness of our internal control policies and procedures.

Compensation Committee

          Our compensation committee is composed of Messrs. Jungers, Alvarez, Warren and Wood. Our board of directors has determined that each of these directors is an "independent" director according to the rules and regulations of NASDAQ, a "non-employee director" as defined under the Securities Exchange Act of 1934, and an "outside director" as defined in Internal Revenue Code regulations. Mr. Jungers is the chairman of our compensation committee. The compensation committee is responsible for, among other things:

  •
  reviewing and recommending our chief executive officer's annual base salary and annual incentive bonus, including the specific goals and amount, equity compensation, employment agreements, severance arrangements and change in control agreements/provisions, and any other benefits, compensation or arrangements;

  •
  reviewing and approving our other executive officers' annual base salaries and annual incentive bonuses, including the specific goals and amount, equity compensation, employment agreements, severance arrangements and change in control agreements/provisions, and any other benefits, compensation or arrangements;

  •
  evaluating and recommending to the board incentive compensation plans; and

  •
  administering, reviewing and making recommendations with respect to our incentive compensation plans.

Nominating and Governance Committee

          Our nominating and governance committee is composed of Messrs. Babson, Bechen and Wood. Our board of directors has determined that each of these directors is an "independent" director according to the rules and regulations of the SEC and of NASDAQ. Mr. Babson is the chairman of our nominating and governance committee. The nominating and governance committee is responsible for, among other things:

  •
  assisting the board in identifying prospective director nominees and recommending to the board director nominees for each annual meeting of shareholders;

  •
  developing and recommending governance principles to the board;

  •
  overseeing the evaluation of the board of directors and management;

  •
  recommending members for each board committee; and

  •
  reviewing and making recommendations with respect to related-person transactions.

Compensation Committee Interlocks and Insider Participation

          None of the members of our compensation committee are, or have been at any time during the past year, our officers or employees. None of our executive officers serve, or in the past year have served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct

          We have adopted a code of business conduct that applies to all of our employees, officers and directors, including those officers responsible for financial reporting, and a code of conduct for financial managers that applies specifically to those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.escocorp.com after we complete the offering made by this prospectus. We plan to disclose any amendments to the code, or any waivers of its requirements, on our website or in a filing with the SEC to the extent required by applicable SEC or NASDAQ standards.

Director Compensation

          Non-employee directors receive the following fees in cash: (i) an annual retainer of $40,000 for board service; (ii) $1,500 for each board meeting attended; (iii) $1,000 for each committee meeting attended, except that the attendance fees for the chairs of the audit, compensation and nominating and governance committees are $2,000 per meeting; and (iv) a $7,500 annual fee for service as chair of the audit committee and a $5,000 annual fee for service as chair of the compensation committee and of the nominating and governance committee. Mr. Pratt receives an additional retainer of $120,000 for serving as non-executive chairman. In addition, each non-employee director who was a director on May 7, 2011 received a grant of 2,432 shares of Legacy Class A Common Stock instead of stock appreciation rights.

          The information in the following table reflects compensation we paid to non-employee directors for 2011.

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Total
Peter F. Adams	$56,000	$60,235	$116,235
Frank Alvarez	53,000	60,235	113,235
Stephen E. Babson	63,000	60,235	123,235
Peter F. Bechen	73,500	60,235	133,735
Frank Jungers	58,000	60,235	118,235
Henry T. Swigert	52,000	60,235	112,235
Robert C. Warren, Jr.	51,500	60,235	111,735
John W. Wood, Jr.	55,000	60,235	115,235

(1)
Amounts represent the grant date fair value of shares of Legacy Class A Common Stock based on a value of $24.77 per share as determined by the board of directors. Each non-employee director received 2,432 fully vested shares of Legacy Class A Common Stock. The compensation committee approved amendments to outstanding stock appreciation rights in March 2011 to provide for settlement in shares of Legacy Class A Common Stock rather than cash to qualify the awards for equity accounting treatment, and the non-employee directors have signed the amendments. At December 31, 2011, each non-employee director held outstanding stock appreciation rights with respect to 32,224 shares of Legacy Class A Common Stock at a weighted average base value of $14.62.

COMPENSATION OF EXECUTIVE OFFICERS

Compensation Discussion and Analysis

          This Compensation Discussion and Analysis presents information about the compensation of our executive officers, including our Chief Executive Officer in 2011, our Chief Financial Officers in 2011 and the three other most highly compensated executive officers who were serving as executive officers on December 31, 2011 as listed in the Summary Compensation Table below (the "NEOs").

Objectives and Elements of Our Executive Compensation Program

          Our executive compensation program is designed to:

  •
  provide incentives for our executive officers to achieve high levels of job performance and to enhance shareholder value; and

  •
  attract and retain key executives who are important to our long-term success.

          To achieve these objectives, the compensation committee of our board of directors (the "Committee") selected the following elements to be included in the compensation program for our executive officers:

  •
  base salary;

  •
  annual performance-based cash bonuses;

  •
  long-term incentives in the form of stock appreciation rights and performance units; and

  •
  retirement plans, the ESOP, deferred compensation plans and perquisites.

          Our executive compensation program rewards executive officers for achieving annual performance targets and long-term performance targets and for long-term increases in the value of our stock. The program implements our retention objective by offering base pay, incentives and benefits that are competitive with those provided to executive officers of companies with which we compete for executive talent.

Executive Compensation Process

          Pursuant to authority delegated by the board of directors, the Committee develops our executive compensation policies and programs and determines the compensation of each of our executive officers other than the Chief Executive Officer. In 2011, the board of directors determined the compensation of Mr. Pratt, our Chief Executive Officer in 2011, based on the Committee's recommendation.

          The Committee directly retains the services of a compensation consulting firm. The Committee retained Towers Watson in this capacity for planning the 2011 executive compensation program. The compensation consulting firm provides information and data to the Committee from surveys, proprietary databases and other sources, which the Committee uses along with information provided by management and obtained from other sources. For 2011, the Committee used data from the Towers Watson 2010/2011 Top Management Survey and the 2010 Mercer Executive Survey, and data on executive compensation from proxy statements from comparison companies. The Committee reviews the survey data and publicly reported information and results for our comparison companies to help it determine individual compensation plans for our NEOs where applicable. Towers Watson did not make any recommendations to the Committee in 2011 regarding the form or amount of executive compensation.

          The comparison group used for compensation planning for 2011 included the following: Agco Corporation, Alamo Group Inc., Astec Industries Inc., Barnes Group Inc., Bucyrus International Inc.,

Cascade Corporation, Heico Corp., Joy Global Inc., Kennametal Inc., Ladish Co. Inc., LMI Aerospace Inc., Northwest Pipe Company, Precision Castparts Corp., Sifco Industries Inc., Triumph Group, Inc. and Woodward Governor Company. The Committee considers the executive officer compensation practices of these companies because they are publicly held companies similar to us in terms of markets served or business model. The Chief Executive Officer makes recommendations to the Committee regarding the compensation of all executive officers other than himself and attended each Committee meeting in 2011 except for portions of meetings in which his compensation was discussed.

Base Salaries, Annual Performance-Based Cash Bonuses, Long-Term Incentives

          Total Direct Compensation.    For each executive officer, the Committee sets target total direct compensation consisting of base salary and an annual performance-based cash bonus. The Committee generally targets the total direct compensation to be at approximately the median of the total direct compensation for similarly situated executive officers at the companies in the comparison group and survey data, but it also takes into account the experience level and performance of each executive officer. In arriving at the median target, for those executive officers, including Messrs. Pratt, Verlinich, Huey, Collins and Blauwiekel, for whom there were at least three comparable positions in the comparison company data, the survey data was weighted at 75% and the comparison company data from proxy statements was weighted at 25%, while for all other executives, including Mr. Baril, the survey data was weighted at 100%.

          Base Salaries.    The Committee generally targets base salaries to be near the median for comparable positions at the comparison and survey companies.

          The Committee recommended the 2011 base salary for the Chief Executive Officer in 2011 following its review of Mr. Pratt's performance, the compensation information from the comparison companies and the survey data. The board established a base salary for Mr. Pratt for 2011 that represented an 8.0% increase above his prior base salary and was near the median of the combined survey group and comparison company data.

          For the other executive officers, the Committee established 2011 salary levels taking into account compensation information for the comparison companies and survey data, Mr. Pratt's recommendations and median salaries reported in the survey data and by the comparison companies. Upon his promotion to President and Chief Operating Officer on January 1, 2011, Mr. Collins was given a 20.7% increase in base salary, and he received a further 14.3% increase in May to better align his salary with the salaries paid to officers in similar roles in the comparison and survey companies. Mr. Verlinich was given a 28.1% salary increase upon his promotion in March 2011 to Chief Financial Officer, and he received a further 22.0% increase in May to better align his salary with the salaries paid to officers in similar roles in the comparison and survey companies. Salary increases for the other NEOs for 2011 were 3.4% for Mr. Huey, 4.0% for Mr. Blauwiekel and 5.6% for Mr. Baril.

          Performance-Based Cash Bonuses.    We use annual performance-based cash bonuses under our Annual Bonus Plan to motivate and reward executive officers for achieving corporate and operating unit annual performance targets (80% of the incentive) and individual objectives (20% of the incentive). The performance criteria applicable to each executive differ based on the portion of our operations for which the executive is responsible. Target bonus levels as a percentage of base salary are based on the executive's position, comparison and survey company data and the overall increase in compensation from the prior year. The Committee generally sets bonus targets at approximately the median for comparable positions in the comparison and survey companies. For there to be any payout under the Annual Bonus Plan, performance under at least one financial measure must be at the threshold level or above, and bonuses are subject to a maximum amount.

          The target Annual Bonus Plan payouts for 2011 as a percentage of salary were 90% for Mr. Pratt, 70% for Mr. Collins, 40% for Mr. Verlinich, 60% for Mr. Huey, 50% for Mr. Blauwiekel and 55% for Mr. Baril. The target bonus opportunity percentage for Mr. Collins was increased from 55% in 2010 to 70% in 2011 to reflect his promotion to Chief Operating Officer. The target bonus opportunity percentages for Messrs. Pratt and Huey were increased by five percentage points to better align their incentive opportunity with the median of competitive market practices. The target bonus opportunity percentage for Messrs. Verlinich, Blauwiekel and Baril were unchanged from the prior year. The financial objectives for Messrs. Pratt, Collins, Verlinich, Huey and Blauwiekel were based on Company EBIT and Company Net Working Capital Turnover, each as defined below. The financial measures for Mr. Baril were based on TTG EBIT and TTG Net Working Capital Turnover, each as defined below.

          The following table indicates the performance level for each financial metric required to achieve payouts at the threshold, target and maximum levels.

Performance Criteria	Weighting (% of target bonus subject to each criteria)(3)	Performance for 70% Threshold Bonus Payout	Performance for 100% Target Bonus Payout	Performance for 200% Maximum Bonus Payout
Company EBIT(1)	70-90%	$95,000,000	$112,600,000	$124,100,000
Company Net Working Capital Turnover(2)	10-30%	3.75	3.95	4.15
TTG EBIT(1)	70%	$8,300,000	$10,300,000	$12,200,000
TTG Net Working Capital Turnover(2)	30%	4.70	5.11	5.50

(1)
We define Company EBIT as operating profit as reflected in our audited financial statements or the related notes, subject to adjustments approved by the Committee. We define TTG EBIT as TTG operating profit, subject to adjustments approved by the Committee.

(2)
"Company Net Working Capital Turnover" and "TTG Net Working Capital Turnover" are calculated at each quarter end during the year based on our financial statements, subject to certain adjustments, as follows: total net sales for the quarter divided by (trade receivables at the end of the quarter plus inventory on the basis of FIFO at the end of the quarter minus trade payables at the end of the quarter). The average of these quarterly amounts is the net working capital turnover for the year.

(3)
For Mr. Pratt and Mr. Huey, the Company EBIT measure was weighted at 75% and the Company Net Working Capital Turnover measure was weighted at 25%. For Mr. Collins, the Company EBIT measure was weighted at 70% and the Company Net Working Capital Turnover measure was weighted at 30%. For Mr. Blauwiekel, the Company EBIT measure was weighted at 90% and the Company Net Working Capital Turnover measure was weighted at 10%. For Mr. Verlinich, the Company EBIT measure was weighted at 80% and the Company Net Working Capital Turnover measure was weighted at 20%. For Mr. Baril, the TTG EBIT measure was weighted at 70% and the TTG Net Working Capital Turnover measure was weighted at 30%.

          In 2011 we achieved Company EBIT of $120.3 million, Company Net Working Capital Turnover of 3.80, TTG EBIT of $9.6 million and TTG Net Working Capital Turnover of 5.25, in each case with adjustments made by the Committee. Company EBIT reflects adjustments to operating profit to eliminate the effects of non-cash compensation expenses relating to the ESOP, transaction costs and operating profits relating to the Trans Equipment and Supply, Inc., Hydra Mining Tools International Limited and TSI Surface Technologies, Ltd. transactions, transaction costs relating to the offering made by this prospectus, the environmental reserve accrued in 2011 and the non-cash compensation expense relating to the conversion of stock appreciation rights from cash-based to stock-based and the amendment of vesting provisions of stock appreciation rights of retiring officers. TTG EBIT reflects a similar adjustment to operating profit to eliminate the effects of the environmental reserve accrued in 2011. Company Net Working Capital Turnover reflect an adjustment made for a 2010 receivable due from our Chinese joint venture partner that was received in 2011. This performance resulted in annual cash bonuses relating to 2011 financial performance (as a percentage of target bonus) of 145% for Mr. Pratt, 140% for Mr. Collins, 149% for Mr. Verlinich, 145% for Mr. Huey, 158% for Mr. Blauwiekel and 103% for Mr. Baril.

          For each NEO, 20% of the target annual cash bonus was based on individual performance objectives. The possible payout percentage for achieving individual goals ranged from 0 to 100%. However, if both financial measures had been satisfied at the target level or above and the individual goals had been achieved at the 100% level, a multiplier would have been applied to the payout for achieving the individual goals. In that event, the target amount for achieving individual goals would have been multiplied by the payout percentage for achieving the EBIT goal.

          For each NEO, the Committee approved three individual objectives supportive of key corporate strategies and assigned a weight to each objective. For each individual objective, the Committee approved more specific objectives. The specific individual objectives were based on objective criteria, subjective criteria or a combination of objective and subjective criteria.

          The individual objectives for Mr. Pratt were to (i) reduce costs of our core products in EPG and TTG (weighted at 40%), with specific objectives to improve EPG manufacturing productivity by 5%, reduce the cost of high-volume parts in EPG and TTG through product optimization and increase TTG productivity by 5%; (ii) expand global presence (weighted at 30%), with specific objectives to complete formal business plans focused on capacity requirements to support future growth for capacity constrained product families, develop and implement a plan to build a global sourcing organization, increase production output of facilities in China, and launch production at two facilities in Australia and New Zealand; and (iii) build organizational capabilities (weighted at 30%), with specific objectives to develop and define a structure and process for strategic planning, business development and corporate development, strengthen accounting and other functions and reallocate resources in connection with our transition to a public company.

          The individual objectives for Mr. Collins were to (i) continue to expand our supply and services facilities and related processes and systems in support thereof (weighted at 40%), with specific objectives to deploy at least 10 new supply and service facilities, establish site-specific sales goals for ESCO supply and service facilities to increase "expanded core" products and services, increase capacity at existing facilities and outsourcing to meet forecasted demand for EPG mining products, drive business development initiatives and develop and deploy common global business processes that are focused on operating processes tied to key EPG initiatives; (ii) drive corporate initiatives for operational excellence, safety, productivity and cost reduction within EPG (weighted at 30%), with specific objectives to improve manufacturing productivity by 5%, reduce product costs, identify potential opportunities for automation of key foundry processes, improve safety scores by 25% and increase participation of EPG managers in QVS events and processes; and (iii) increase capabilities in business and corporate development (weighted at 30%), with specific objectives to develop and define a structure and process for strategic planning, business development and corporate development, develop and deliver a corporate strategic plan that includes headline strategies for both the mining and construction business segments, develop and maintain a pipeline of potential acquisitions and complete acquisitions consistent with our strategic plans.

          The individual objectives for Mr. Verlinich were to (i) undertake the public offering process (weighted at 60%), with the specific objective of preparing us for the financial accounting and reporting requirements for a public company; (ii) build organizational capabilities in the finance group (weighted at 20%), with the specific objective of appropriately staffing the finance group to enable us to operate effectively as a public company; and (iii) lead the continuous improvement finance process and provide financial leadership for corporate initiatives (weighted at 20%), with specific objectives to provide financial leadership for major expansion programs, acquisitions and strategic planning, drive a multi-year cost reduction plan for EPG, implement changes to improve capital expenditure, forecast and plan update processes, streamline the quarterly and year-end financial reporting process and integrate acquisitions into the financial process.

          The individual objectives for Mr. Huey were to (i) build organization capabilities (weighted at 30%), with specific objectives relating to establishing our investor relations function; (ii) implement organization and process responsibilities in the finance and legal departments as we transition to a public company (weighted at 40%), with the specific objectives of appropriately staffing compliance and financial reporting functions and implementing public company reporting and compliance systems; and (iii) provide senior management with advisory support (weighted at 30%), with specific objectives relating to our public offering, acquisitions, the transition of the treasurer's function and coaching and mentoring.

          The individual objectives for Mr. Blauwiekel were to (i) develop a company-wide travel and entertainment policy and program (weighted at 35%); (ii) build organizational capability (weighted at 35%), with specific objectives to define specifications and complete the search and selection process for key positions in strategic marketing, business unit management, product management, business development, financial accounting and SEC reporting; and (iii) support our continuous improvement strategy (weighted at 30%), with specific objectives to identify best practices to promote employee engagement and trust, develop and launch a plan to survey our employees, determine ways to improve our work culture and develop effective action programs for continuous improvement.

          The individual objectives for Mr. Baril were to (i) drive corporate initiatives for operational excellence, safety, productivity and cost reduction within TTG (weighted at 40%), with specific objectives to reduce costs of current high volume parts, reduce overall scrap by 10% from the prior year, implement more than 85% of identified process controls for key input variables, maintain increased yields on new product launches above 85%, improve net pricing realization by more than 1.2% and increase productivity ratio of sales per staff by 5%; (ii) drive overall revenue growth of TTG (weighted at 30%), with specific objectives to increase the capabilities of the sales team, improve production launch time of new parts to 20 weeks or less, create a manufacturing center of excellence, establish an on-time delivery standard above 80% and increase new and renewal sales to key customers and (iii) build organizational capability (weighted at 30%), with specific objectives to ensure that talent development programs are implemented and actively used, ensure management participation in QVS process management and continuous improvement events, and champion use of planning tools to support achievement of breakthrough objectives.

          The following table indicates the extent to which the financial and individual measures described above were achieved and the amounts received by the NEOs under the Annual Bonus Plan for 2011.

Name	Measure	Target Payout	Payout %	Payout Amount
Steven D. Pratt	Financial	$519,720	145%	$752,831
	Individual	$129,930	68%	$88,093

	Total	$649,650	129%	$840,924

Calvin W. Collins	Financial	$214,667	140%	$301,313
	Individual	$53,667	92%	$49,373

	Total	$268,334	130%	$350,686

Ray Verlinich	Financial	$87,360	149%	$130,466
	Individual	$21,840	94%	$20,530

	Total	$109,200	138%	$150,996

Gene K. Huey	Financial	$185,120	145%	$268,152
	Individual	$46,280	100%	$46,280

	Total	$231,400	136%	$314,432

Nickolas Blauwiekel	Financial	$100,671	158%	$159,387
	Individual	$25,168	100%	$25,168

	Total	$125,839	146%	$184,555

François Baril	Financial	$116,485	103%	$119,193
	Individual	$29,121	76%	$22,220

	Total	$145,606	98%	$141,413

          Long-Term Incentive Compensation.    In 2011 our long-term incentive compensation for executive officers consisted of stock appreciation rights and performance units. Target total long-term compensation amounts, as a percentage of base salary, were determined by the Committee for each executive officer based on a review of the prior year grant levels; market-based long-term incentive plan grant levels, as assessed by Towers Watson; the relative scope of the business responsibilities and the individual performance and experience of each executive officer; and, in the case of executive officers other than the Chief Executive Officer, the recommendations by the Chief Executive Officer. Target total long-term compensation amounts, as a percentage of base salary, for the NEOs for 2011 were 180% for Mr. Pratt, 140% for Mr. Collins, 50% for Mr. Verlinich, 125% for Mr. Huey and 80% for Messrs. Blauwiekel and Baril. The target long-term incentive opportunity percentage for Mr. Collins was increased from 120% to 140% to reflect his promotion to Chief Operating Officer. The target long-term incentive opportunity percentage for Mr. Pratt was increased from 175% to 180% to better align his long-term incentive opportunity with the median of competitive market practices. The target long-term incentive opportunity percentage for Mr. Huey was decreased from 140% to 125% to reflect a reduction in his role as some of his duties were transferred to Mr. Verlinich as part of a transition process in anticipation of Mr. Huey's planned retirement at the end of 2011. The target long-term incentive opportunity for Mr. Verlinich was increased from 40% to 50% upon his promotion to Chief Financial Officer. The target long-term incentive opportunity for Messrs. Blauwiekel and Baril were changed from 100% to 80% to reflect changes in competitive grant levels for similar positions at the comparison and survey companies.

          The target total long-term compensation was split equally between an award of stock appreciation rights and an award of performance units. In 2011 the board of directors, on the recommendation of the Committee, approved grants of restricted stock units in connection with the offering made by this prospectus. Each of these awards is further described below.

          Stock Appreciation Rights.    The Committee believes stock appreciation rights strongly and directly align the interests of our executive officers with those of our shareholders because stock appreciation rights only have realizable value if the value of our stock increases after the stock appreciation rights are granted, and the Committee believes stock appreciation rights are an effective mechanism for optimizing executive officers' long-term performance incentives given the cyclical nature of our industry. All stock appreciation rights vest in full three years after grant, contingent upon continued employment, with vesting subject to acceleration in the limited circumstances described below under "Potential Payments upon Change in Control." The board of directors has historically determined the base value of all stock appreciation rights granted to executive officers on the date of grant. For stock appreciation rights granted after the offering made by this prospectus, the base value will be the closing market price of our Class A Common Stock on the date of grant. See "Grants of Plan-Based Awards in 2011" below for information regarding stock appreciation rights granted to each NEO in 2011.

          Performance Units.    Our performance units are designed to focus executive officers on the achievement of long-term objective performance goals established by the Committee and vest only to the extent those performance goals are met. The Committee makes annual awards of performance units covering three-year performance periods.

          For the awards granted in 2011, the Committee established performance targets based on cash flow and sales growth over 2011, 2012 and 2013. The following table indicates the performance level for each criterion required to achieve payouts at the end of the three-year period at the threshold, target and maximum levels.

Performance Criteria	Weighting (% of target award subject to each criteria)	Performance for 60% Threshold Award Payout	Performance for 100% Target Award Payout	Performance for 300% Maximum Award Payout
Cash Flow(1)	40%	$285,800,000	$302,500,000	$330,900,000
Net Sales Growth(2)	60%	$289,900,000	$377,600,000	$491,900,000

(1)
Cash flow for the performance period is equal to the sum of our operating profit for each year in the performance period less the change in net working capital over the performance period. Net working capital is trade accounts receivables plus inventories minus accounts payable.

(2)
Net Sales Growth for the performance period is equal to the net sales for the year ending December 31, 2013 minus net sales for the year ended December 31, 2010.

          See "Grants of Plan-Based Awards in 2011" below for information regarding performance units granted to each NEO in 2011.

          Beginning in 2011, the Committee granted performance units based on a target number of shares of Legacy Class A Common Stock rather than a target dollar amount as in prior years. At the end of the performance period, if at least one performance goal has been achieved at the threshold level of performance or above, a participant would receive shares of Legacy Class A Common Stock. The number of shares received depends on the level of achievement of the performance goals, with the maximum number of shares equal to the number of target shares for the participant multiplied by three.

          The three-year performance period for the performance units granted in 2009 ended on December 31, 2011. These awards used cash flow (weighted at 40%) and net sales growth (weighted at 60%) as performance measures. The aggregate cash flow performance goals were approximately $228.1 million for a 60% (threshold) payout, $254.1 million for a 100% (target) payout and $290.2 million for a 300% (maximum) payout. The aggregate net sales growth performance goals were approximately ($60.0) million for a 60% (threshold) payout, $2.0 million for a 100% (target) payout and $70.0 million for a 300% (maximum) payout. Our aggregate cash flow for 2009, 2010 and 2011 was approximately $177 million, resulting in no payout under this criterion, and our aggregate net sales growth for 2008, 2009 and 2010 was approximately $184 million, resulting in a 300% payout under this criterion. The cash payouts of these performance units are included in the "Summary Compensation Table."

          Restricted Stock Unit Awards in Connection with Initial Public Offering.    In connection with the offering made by this prospectus, in April 2011 the Committee reviewed the amount of unvested equity held by key employees and discussed the need to provide additional retention incentives. In November 2011, the board of directors, on the recommendation of the Committee, approved restricted stock unit awards for 15 key employees based on a range of long-term incentive multiples. In determining the amount of the awards, the Committee and the board of directors considered each participant's position, contributions and retention risk. The aggregate value of the restricted stock unit awards will be $6.6 million at the date of grant. The restricted stock unit awards will be granted on the earlier of (1) the date the public offering price of our Class A Common Stock is determined or (2) within 30 days of the date our registration statement is withdrawn. The awards will vest as to 100% of the shares on November 1, 2016, subject to continued employment. The number of restricted stock units awarded to a participant will be determined by dividing the monetary value of the participant's award by the per share initial public offering price or, if we withdraw our registration statement, by the fair value of the shares as determined by the board of directors within 30 days of withdrawal.

          The following table shows the restricted stock unit awards approved for the NEOs.

Name	2011 Base Salary	2011 Target Total Long-Term Incentive Compensation (as a percentage of Base Salary)	Restricted Stock Award Multiplier	Value of Restricted Stock Award(1)
Calvin W. Collins	$400,000	140%	3.0	$1,680,000
Ray Verlinich	$300,000	125%	2.5	$937,500
Nickolas L. Blauwiekel	$255,000	80%	2.5	$510,000
François Baril	$270,000	80%	2.5	$540,000

(1)
Amount equals the participant's base salary multiplied by the participant's target long-term incentive compensation, as a percentage of base salary, multiplied by the restricted stock unit award multiplier approved by the Committee and the board of directors.

Retirement Plans, ESOP, Deferred Compensation and Perquisites

          Our standard benefit package for executive officers includes ERISA-qualified retirement benefits that include a 401(k) plan, frozen pension plan benefits and our ESOP. In addition, executive officers are eligible for non-qualified benefits that include supplemental pension benefits, a supplemental 401(k) restoration plan, an ESOP restoration plan, compensation deferral opportunities and limited perquisites. The Committee believes the benefits provided to our executive officers are reasonable and competitive with benefits provided to executive officers of companies we compete with for executive talent. For more information about our ESOP, see "Description of Employee Stock Ownership Plan."

          We sponsor a retirement pension plan covering a majority of our employees, including all of our executive officers. In December 2008, the pension plan was frozen to new participants and no benefits were earned for current participants, including the NEOs, after that date. Supplemental retirement benefits are provided to each NEO under supplemental executive retirement plans. In December 2008, the supplemental retirement plan was frozen and no new benefits were earned following that date for any NEO. For details regarding the determination and payment of benefits under our pension plan and supplemental executive retirement plans and the present value of accumulated benefits for each NEO, see "Pension Benefits at December 31, 2011" below.

          We maintain a tax-qualified retirement savings plan ("401(k) Plan") under which all U.S.-based employees, including the NEOs, are able to make pre-tax contributions from their cash compensation, subject to limitations imposed by the Internal Revenue Code. We make specified matching contributions. Our executive officers participate in our ESOP on the same basis as other employees. Our contributions for the benefit of the NEOs under the 401(k) Plan and the ESOP are included under the "All Other Compensation" column in the Summary Compensation Table below.

          To further help our executive officers save for retirement, we make available a deferred compensation plan that allows them to voluntarily defer the receipt of salary and earned cash bonuses. In addition, they participate in a 401(k) restoration plan and an ESOP restoration plan on the same basis as any other eligible employee whose salary level, under IRS regulations, limits our contributions to the qualified plans. See "Nonqualified Deferred Compensation at December 31, 2011" below for details about the deferred compensation and restoration plans and accumulated balances for each NEO.

          In 2011, we provided limited perquisites to the NEOs and selected other executive officers. Total perquisite costs for the NEOs for 2011 are included under the "All Other Compensation" column in the Summary Compensation Table below.

Change in Control Provisions

          Under the terms of the stock appreciation rights granted before 2011, any unvested awards would vest upon a change in control of the Company as described below under "Potential Payments upon Change in Control." This provision recognized that a change in control has the potential to cause a significant disruption or change in employment relationships and thus treated all participants the same regardless of their employment status after the transaction. In addition it provided our executives with the same opportunities as our other shareholders to participate in any transaction resulting in a change in control.

          Stock appreciation rights granted in 2011 are subject to accelerated vesting only when two events (a "double trigger") occur. Vesting of these grants will generally be accelerated (and the exercise period extended for up to one year) only if there is a change in control of the Company and either the acquirer fails to assume the awards or the executive's employment is terminated by the acquirer without cause or by the executive for good reason within two years following a change in control. This double trigger was adopted to encourage executive retention through a period of uncertainty and a subsequent integration with an acquirer. The Committee believes this approach is appropriate for a public company, will enhance shareholder value in the context of an acquisition and will align executives with the interests of investors.

          The award agreements relating to performance units provide for an accelerated payout upon a change in control prior to the end of the three-year performance period as described below under "Potential Payments upon Change in Control." The Committee believes that it is appropriate to terminate the performance period at the time of the change in control and calculate the benefits based on the shorter period because the financial performance measures used in the grants may not be appropriate in the context of our business or the acquirer's business following a change in control.

Tax Deductibility of Executive Compensation

          After the closing of the offering made by this prospectus, Section 162(m) of the Internal Revenue Code will generally limit our federal income tax deduction to $1 million per person for compensation paid to our Chief Executive Officer and certain other highly compensated executive officers in any year. Qualifying performance-based compensation is not subject to this limit on deductibility. The Committee will consider the impact of Section 162(m) when developing and implementing our executive compensation program.

Summary Compensation Table

          The following table shows compensation earned by our NEOs for 2010 and 2011.

Name and Principal Position(1)	Year	Salary ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
Steven D. Pratt	2011	721,833	788,607	1,459,922	1,880,424	944,990	293,419	6,089,195
Chief Executive Officer	2010	677,000	—	843,249	862,024	656,583	300,299	3,339,155
Calvin W. Collins	2011	383,334	2,012,087	553,403	636,886	79,143	131,301	3,796,154
President and Chief Operating Officer	2010	290,000	—	266,880	239,059	55,423	121,800	973,162
Ray Verlinich Vice President and Chief Financial Officer	2011	273,000	1,051,630	—	282,036	85,110	86,021	1,777,797
Gene K. Huey	2011	385,667	289,288	481,717	772,946	628,102	148,221	2,705,941
Vice President and Treasurer; former Chief Financial Officer	2010	372,633	—	383,803	313,161	472,533	162,330	1,704,460
Nickolas L. Blauwiekel	2011	251,678	631,263	201,552	392,604	42,823	104,926	1,624,847
Vice President of Human Resources	2010	240,412	—	175,784	202,258	30,859	161,881	811,194
François Baril	2011	264,739	668,396	213,327	357,412	25,829	87,292	1,616,995
President of TTG	2010	240,669	—	186,596	123,221	10,036	154,630	715,152

(1)
Mr. Pratt retired on December 31, 2011 and Mr. Collins became Chief Executive Officer on January 1, 2012. On April 15, 2011, Mr. Huey resigned as Chief Financial Officer and became Vice President and Treasurer in anticipation of his retirement on December 30, 2011, and Mr. Verlinich became Vice President and Chief Financial Officer.

(2)
Stock awards consist of restricted stock units and stock-based performance units. Amounts in the table for 2011 represent the aggregate grant date fair value of stock awards granted or approved for grant computed in accordance with Accounting Standards Codification ("ASC") Topic 718. These amounts reflect the grant date fair value and may not correspond to the actual value that will be recognized by the NEOs. We accrue compensation cost for performance units based on the probable outcome of specified performance conditions, net of estimated forfeitures. We accrue compensation cost if it is probable that the performance conditions will be achieved. We reassess whether achievement of the performance conditions are probable at each reporting date. If it is probable that the actual performance results will exceed the stated target performance conditions, we accrue additional compensation cost for the additional shares to be issued. If, upon reassessment, it is no longer probable that the actual performance results will exceed the stated target performance conditions, or that it is no longer probable that the target performance condition will be achieved, we reverse any recognized compensation cost for shares no longer probable of being issued. If the performance conditions are not achieved at the end of the service period, all related compensation cost previously recognized is reversed. For performance units, the grant date fair value is calculated using the value of the Legacy Class A Common Stock as reflected in our financial statements on the nearest date preceding or following the grant date and multiplied by the target number of shares which, as of the grant date, was the estimated number of shares to be issued. If the maximum number of shares issuable under performance units had been used in this calculation in lieu of the target number of shares, the amounts in the table for 2011 would have been $2,365,821 for Mr. Pratt, $2,676,260 for Mr. Collins, $1,279,890 for Mr. Verlinich, $867,864 for Mr. Huey, $873,790 for Mr. Blauwiekel

  and $925,189 for Mr. Baril. Performance units granted in 2010 were cash-based, rather than stock-based, and are not reported in this table. For the 2011 restricted stock units, the grant date fair value is calculated using the aggregate specified value of the awards on the grant date as determined by the board of directors. See "— Base Salaries, Annual Performance-Based Cash Bonuses, Long-Term Incentives."

(3)
Represents the aggregate grant date fair value of stock appreciation right awards computed in accordance with ASC Topic 718, excluding the effect of estimated forfeitures. The fair value of stock appreciation rights is estimated using the Black-Scholes option pricing method, using the following assumptions: risk-free interest rate — 3.91%, expected dividend yield — 1%, term — 10 years and expected volatility — 35%. See "— Base Salaries, Annual Performance-Based Cash Bonuses, Long-Term Incentives." The stock appreciation rights granted in 2010 were modified in March 2011 to provide for settlement in shares of Legacy Class A Common Stock rather than cash to qualify the awards for equity accounting treatment.

(4)
Consists of cash amounts paid under (i) the Annual Bonus Plan and (ii) for 2011, performance units granted in 2009 relating to the 2009-2011 performance period. See "— Base Salaries, Annual Performance-Based Cash Bonuses, Long-Term Incentives." No amounts were paid in 2010 for the performance units granted in 2008 relating to the 2008-2010 performance period because the minimum performance levels were not satisfied.

(5)
Represents changes in the actuarial present value of accumulated benefits under the Pension Plan and Supplemental Executive Retirement Plans (for 2011: Mr. Pratt — $793,029; Mr. Collins — $41,315; Mr. Verlinich — $69,936; Mr. Huey — $358,862; Mr. Blauwiekel — $13,141; and Mr. Baril — $10,928) and interest under the Deferred Compensation Plans (for 2011: Mr. Pratt — $151,962; Mr. Collins — $37,828; Mr. Verlinich — $15,174; Mr. Huey — $269,240; Mr. Blauwiekel — $29,682; and Mr. Baril — $14,901).

(6)
Includes (i) tax preparation services, (ii) club dues and memberships, (iii) automobile allowance and fuel purchase benefits, (iv) physicals, and (v) Company contributions to the NEO accounts under the 401(k) Plan, the 401(k) Restoration Plan, the ESOP and ESOP Restoration Plan, which were in the following amounts for 2011:

	401(k)	401(k) Restoration	ESOP	ESOP Restoration
Steve D. Pratt	$12,250	$70,501	$41,914	133,661
Calvin W. Collins	12,250	18,870	41,914	34,640
Ray Verlinich	12,250	7,000	41,639	12,302
Gene K. Huey	12,250	24,566	41,914	47,428
Nickolas L. Blauwiekel	12,250	10,447	41,759	20,681
François Baril	8,277	4,797	41,463	15,064

Grants of Plan-Based Awards in 2011

          The following table contains information concerning cash bonus opportunities and stock appreciation rights and performance units granted in 2011.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(4)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(5)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Steven D. Pratt	1/26/11(1)	454,755	649,650	1,299,300
	5/7/11(2)				19,104	31,840	95,520				788,607
	5/7/11(3)								121,600	24.77	1,459,922
Calvin W. Collins	1/26/11(1)	187,833	268,333	536,667
	3/25/11(2)				8,032	13,408	40,224				332,087
	3/25/11(3)								51,136	20.91	553,403
	11/1/11(4)							*			1,680,000
Ray Verlinich	1/26/11(1)	76,440	109,200	218,400
	3/25/11(2)				2,752	4,608	13,824				114,130
	11/1/11(4)							*			937,500
Gene K. Huey	1/26/11(1)	161,980	231,400	462,800
	3/25/11(2)				7,008	11,680	35,040				289,288
	3/25/11(3)								44,512	20.91	481,717
Nickolas L. Blauwiekel	1/26/11(1)	88,087	125,839	251,678
	3/25/11(2)				2,944	4,896	14,688				121,263
	3/25/11(3)								18,624	20.91	201,552
	11/1/11(4)							*			510,000
François Baril	1/26/11(1)	101,924	145,606	291,212
	3/25/11(2)				3,104	5,184	15,552				128,396
	3/25/11(3)								19,712	20.91	213,327
	11/1/11(4)							*			540,000

*
Share amounts have not yet been determined. See footnote (4) to this table.

(1)
Amounts reported for these awards represent the potential bonuses payable for performance in 2010 under the Annual Bonus Plan. The Committee annually approves target bonus levels as a percentage of base salary paid during the year. The total target bonus under the Annual Bonus Plan, as a percentage of base salary, were as follows: Mr. Pratt — 90%, Mr. Collins — 70%, Mr. Verlinich — 40%, Mr. Huey — 60%, Mr. Blauwiekel — 50% and Mr. Baril — 55%. See "— Base Salaries, Annual Performance-Based Cash Bonuses, Long-Term Incentives." Actual bonus amounts paid for 2011 are included in the "Summary Compensation Table."

(2)
Amounts reported for these awards represent stock-based performance units granted in 2011 and are based on performance during years 2011-2013. See "— Base Salaries, Annual Performance-Based Cash Bonuses, Long-Term Incentives."

(3)
Amounts reported for these awards represent grants of stock-settled stock appreciation rights. The base value of all stock appreciation rights reflected in this table was equal to the fair market value of the Legacy Class A Common Stock on the grant date as determined by the board of directors. The stock appreciation rights become 100% vested three years after the grant date, based on continued employment. Vesting may also be accelerated in the circumstances described below under "Potential Payments upon Change in Control." Each stock appreciation right has a maximum term of 10 years, subject to earlier termination upon the employee's termination of employment.

(4)
On November 1, 2011, the board of directors, on the recommendation of the Committee, approved restricted stock unit awards for Messrs. Collins, Verlinich, Blauwiekel and Baril. The restricted stock units will be granted, and the number of shares issuable under the restricted stock units will be determined, on the earlier of (i) the date the public offering price of our Class A Common Stock is determined or (ii) within 30 days of the date our registration statement is withdrawn. The awards will vest as to 100% of the shares on November 1, 2016, subject to continued employment. The number of restricted stock units awarded to an NEO will be determined by dividing the monetary value of the NEO's award by the per share initial public offering price or by, if we withdraw our registration statement, the fair value of the shares as determined by the board within 30 days of withdrawal. The value of the stock subject to the restricted stock units on the date of grant will be $1,680,000 for Mr. Collins, $937,500 for Mr. Verlinich, $510,000 for Mr. Blauwiekel and $540,000 for Mr. Baril.

(5)
Represents the aggregate grant date fair value of stock appreciation rights, performance units and restricted stock units granted or approved in 2011 computed in accordance with ASC Topic 718 utilizing the assumptions discussed in footnotes (2) and (3) to the Summary Compensation Table excluding the effects of estimated forfeitures. The grant date fair value of stock appreciation rights is based on the Black-Scholes option pricing method. The grant date fair value of performance units is based on the target number of shares issuable under the award multiplied by the value of the Legacy Class A Common Stock on the grant date as reflected in our financial statements. The grant date fair value of the restricted stock units is based on the aggregate value of the stock on the grant as approved by the board of directors.

Outstanding Equity Awards at December 31, 2011

          The following table sets forth information concerning outstanding equity awards of the NEOs as of December 31, 2011.

						Stock Awards
	Option Awards								Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
								Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Steven D. Pratt	3/7/2007(1)	79,680	—	13.74	3/7/2017
	2/5/2008(1)	108,800	—	14.91	2/5/2018
	2/3/2009(2)	—	108,192	16.18	2/3/2019
	2/2/2010(3)	—	137,568	13.21	2/2/2020
	5/7/2011(5)	—	121,600	24.77	5/7/2021
	5/7/2011(6)	—	—	—				31,840	701,973
Calvin W. Collins	3/7/2007(1)	23,840	—	13.74	3/7/2017
	2/5/2008(1)	30,080	—	14.91	2/5/2018
	2/3/2009(2)	—	29,792	16.18	2/3/2019
	2/2/2010(3)	—	42,656	13.21	2/2/2020
	2/4/2003(4)	12,320	—	0.31	2/4/2013
	2/3/2004(4)	12,384	—	0.42	2/3/2014
	8/9/2005(4)	82,112	—	2.05	8/9/2015
	3/25/2011(5)	—	51,136	20.91	3/25/2021
	3/25/2011(6)	—	—	—				13,408	295,605
	11/1/2011(7)	—	—	—		*	1,680,000
Ray Verlinich	2/4/2003(4)	6,848	—	0.31	2/4/2013
	2/3/2004(4)	4,096	—	0.42	2/3/2014
	8/9/2005(4)	16,448	—	2.05	8/9/2015
	3/25/2011(6)	—	—	—				4,608	101,592
	11/1/2011(7)	—	—	—		*	937,500
Gene K. Huey	3/7/2007(1)	40,544	—	13.74	3/7/2017
	2/5/2008(1)	48,000	—	14.91	2/5/2018
	2/3/2009(2)	—	47,744	16.18	2/3/2019
	2/2/2010(3)	—	61,344	13.21	2/2/2020
	3/25/2011(5)	—	44,512	20.91	3/25/2021
	3/25/2011(6)	—	—	—				11,680	257,508
Nickolas L. Blauwiekel	8/9/2005(4)	49,280	—	2.05	8/9/2015
	3/7/2007(1)	18,240	—	13.74	3/7/2017
	2/5/2008(1)	21,760	—	14.91	2/5/2018
	2/3/2009(2)	—	21,664	16.18	2/3/2019
	2/2/2010(3)	—	28,096	13.21	2/2/2020
	3/25/2011(5)	—	18,624	20.91	3/25/2021
	3/25/2011(6)	—	—	—				4,896	107,942
	11/1/2011(7)	—	—	—		*	510,000
François Baril	3/7/2007(1)	16,544	—	13.74	3/7/2017
	2/5/2008(1)	22,720	—	14.91	2/5/2018
	2/3/2009(2)	—	22,496	16.18	2/3/2019
	2/2/2010(3)	—	29,824	13.21	2/2/2020
	3/25/2011(5)	—	19,712	20.91	3/25/2021
	3/25/2011(6)	—	—	—				5,184	114,291
	11/1/2011(7)	—	—	—		*	540,000

*
Restricted stock unit share amounts have not yet been determined. See footnote (4) to "Grants of Plan — Based Awards in 2011."

(1)
Represents stock appreciation rights that vested during or before 2011. Amount in the "option exercise price" column represents the fair market value of the Legacy Class A Common Stock at grant as determined by the board of directors.

(2)
Represents stock appreciation rights that vest 100% on February 3, 2012. Amount in the "option exercise price" column represents the fair market value of the Legacy Class A Common Stock at grant as determined by the board of directors.

(3)
Represents stock appreciation rights that vest 100% on February 2, 2013. Amount in the "option exercise price" column represents the fair market value of the Legacy Class A Common Stock at grant as determined by the board of directors.

(4)
Represents stock options.

(5)
Represents stock appreciation rights that vest 100% on May 7, 2014 for Mr. Pratt and on March 25, 2014 for the other NEOs. Amount in the "option exercise price" column represents the fair market value of the Legacy Class A Common Stock at grant as determined by the board of directors.

(6)
Represents stock-based performance units (at the target level) that are subject to performance over the performance period of fiscal 2011-2013. The "market or payout value" is based on $22.05 per share, which was the value of the Legacy Class A Common Stock on December 31, 2011 as reflected in our financial statements after giving pro forma effect to our 32-for-one stock split.

(7)
Represents restricted stock units that will vest as to 100% of the shares on November 1, 2016. The market value of these shares included in the table represents the value of the shares at grant as approved by the board of directors.

Option Exercises in 2011

          The following table sets forth information concerning the exercise of stock options by the NEOs in 2011.

Option Awards(1)
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise
Steven D. Pratt	—	—
Calvin W. Collins	5,984	$140,020
Ray Verlinich	—	—
Gene K. Huey	—	—
Nickolas L. Blauwiekel	—	—
François Baril	6,816	$128,565

(1)
The "value realized on exercise" is based on the spread between the fair market value of the Legacy Class A Common Stock on the exercise date, based on the most recent valuation, and the exercise price. Shares acquired on exercise of the options were not sold by the NEOs. No stock appreciation rights were exercised by the NEOs in 2011.

Pension Benefits at December 31, 2011

          Each of the NEOs participates in the ESCO Corporation Pension Plan, our qualified pension plan, and in the ESCO Corporation 2005 Supplemental Executive Retirement Plan (the "2005 SERP") and the ESCO Corporation Supplemental Executive Retirement Plan (the "SERP").

          The following table provides information regarding accumulated benefits under these plans at December 31, 2011. No payments were made to NEOs under these plans in 2011.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)
Steven D. Pratt	Pension Plan	36.95	1,017,500
	2005 SERP	4	2,346,800
	SERP	32.95	3,519,600
Calvin W. Collins	Pension Plan	8.16	154,500
	2005 SERP	4	67,600
	SERP	4.16	—
Ray Verlinich	Pension Plan	12.92	327,800
	2005 SERP	—	—
	SERP	—	—
Gene K. Huey	Pension Plan	38.06	938,800
	2005 SERP	4	1,005,100
	SERP	34.06	981,500
Nickolas L. Blauwiekel	Pension Plan	3.58	78,800
	2005 SERP	—	—
	SERP	—	—
François Baril	Pension Plan	3.5	48,600
	2005 SERP	—	—
	SERP	—	—

(1)
Represents the actuarial present value as of December 31, 2011 of the NEO's pension benefits under the Pension Plan, the 2005 SERP and the SERP based on credited years of service and average annual compensation as of that date but assuming retirement at the earliest age at which benefits under the plans are unreduced (age 65 under all plans). The actuarial present values were calculated using a discount rate of 4.98% and the RP-2000 Mortality Table, the same assumptions used in the pension benefit calculations reflected in our audited balance sheet as of December 31, 2011.

Qualified Pension Plan

          We maintain the Pension Plan, a tax-qualified defined benefit retirement plan, to provide income for retirees. The Pension Plan includes five benefit schedules that provide varying benefits to different employee groups. The NEOs participate in the National Benefit Schedule under the Pension Plan on the same terms as all other participating employees in the National Benefit Schedule.

          Participation in and benefit accruals under the Pension Plan were generally frozen as of December 31, 2008. However, participants in the National Benefit Schedule who were at least 45 years old and who had at least 10 years of credited service as of December 31, 2008 continued to accrue benefits under special terms of the Pension Plan. Mr. Pratt and Mr. Huey qualified for these benefits.

          Benefits become 100% vested after five years of service. The National Benefit Schedule in effect on and before December 31, 2008 provided a monthly benefit following retirement based on a final average pay formula that takes into account years of credited service, average annual compensation and estimated Social Security benefits. Average annual compensation for purposes of calculating benefits under the National Benefit Schedule generally consists of a participant's highest average compensation for the five consecutive calendar years in the last 10 calendar years during which the participant rendered any service to us or any of our subsidiaries, but not including calendar years after 2008. The amount of annual compensation taken into account is limited to $230,000 in 2008, under the Internal Revenue Code ("Code").

          Under the terms of the National Benefit Schedule in effect on and before December 31, 2008, a monthly normal retirement benefit is payable upon retirement at age 65 and is equal to one-twelfth of the greater of (i) 1% of the participant's average annual compensation multiplied by the participant's years of credited service (up to 30) plus $60 for each year of credited service in excess of 30; and (ii) 45% of the participant's average annual compensation less 50% of the participant's annual primary insurance amount determined under the Social Security Act on the date of retirement, multiplied by a fraction, the numerator of which is the number of years (including partial years) of credited service (not to exceed 30 years) and the denominator of which is 30; provided that the annual retirement benefit payable to any retired participant not exceed 40% of the participant's average annual compensation.

          Participants in the National Benefit Schedule who were at least 45 years old and who had at least 10 years of credited service as of December 31, 2008 and continued as employees after December 31, 2008 are entitled to an additional monthly normal retirement benefit equal to one-twelfth of 0.9% times the participant's compensation paid prior to attaining a maximum of 30 years of credited service. This benefit accrues at the end of each pay period with respect to compensation paid during the pay period. The amount of annual compensation taken into account is limited to $250,000 in 2011 under the Code.

          The basic benefit form for normal and early retirement under the National Benefit Schedule is a monthly annuity for life. A participant may choose among different annuity forms that are the actuarial equivalent of the basic benefit form, but a lump sum is not available.

          Under the National Benefit Schedule, a participant who is age 55 or older with at least 10 years of service is eligible to elect an early retirement benefit, which is the normal retirement benefit after reduction for early commencement of benefits. Under the National Benefit Schedule, for each month that a participant's early retirement benefits start prior to the participant's 65th birthday, the participant's monthly retirement benefit is reduced by 0.5%. Mr. Pratt and Mr. Huey retired in December 2011. None of the other NEOs is eligible for early retirement.

          Under the Pension Plan: (i) if a participant becomes totally and permanently disabled after attaining age 55 and completing five years of service, and before attaining age 65, the participant is entitled to a monthly disability benefit for the rest of the participant's life equal to the normal retirement benefit that would have been payable at age 65 based on actual years of credited service (adjusted actuarially for form of payment); and (ii) if a participant becomes totally and permanently disabled before attaining age 55, but after completing five years of service, the participant is entitled to an ancillary monthly disability benefit payable until attaining age 55, equal to the normal retirement benefit that would have been payable at age 65 based on actual years of credited service, and upon attaining age 55 shall be entitled to a monthly disability benefit for the rest of his or her life equal to the normal retirement benefit that would have been payable at age 65 based on actual years of credited service (adjusted actuarially for form of payment).

Supplemental Executive Retirement Plans

          We maintain the 2005 SERP and the SERP to provide for retirement benefits above amounts available under the Pension Plan. All NEOs are eligible to participate in the SERPs. Participants are 100% vested in their SERP benefits.

          To calculate normal retirement benefits under the SERPs, a target monthly retirement benefit in the form of a single life annuity is determined for each participant based on final average pay and years of service, which is then reduced by (i) the participant's estimated monthly primary Social Security benefit assuming commencement at age 65, (ii) the participant's monthly single life annuity benefit under the Pension Plan, assuming commencement at age 65 and (iii) the monthly single life annuity amount that is actuarially equivalent to the balances or distributions under any defined contribution plan, which the Committee has determined to take into consideration and which are deemed to be employer-provided.

          The target retirement benefit under the SERPs upon retirement at age 65 is equal to 60% of the participant's monthly final average compensation (without the limitation applied to compensation in the Pension Plan, and including any compensation deferred by the participant but disregarding compensation after December 31, 2008), multiplied by a fraction, the numerator of which is the participant's years of service ending on or before December 31, 2008, not to exceed 30, and the denominator of which is 30.

          A participant who has attained age 55 and who has at least 10 years of service at separation from service is eligible for early retirement benefits under the SERPs. For each month that the benefit commencement date is prior to age 65, the normal retirement benefit is reduced by 0.5% under the SERPs. For purposes of calculating an early retirement benefit, the primary Social Security benefit offset is the monthly benefit payable at age 62, or the benefit commencement date if later (determined as if the participant terminated no later than December 31, 2008) and determined as if the participant has zero earnings between the early retirement date and age 62. Mr. Pratt and Mr. Huey retired in December 2011. None of the other NEOs is eligible for early retirement.

          The normal or early retirement benefit under the SERPs is paid as a monthly annuity for life if the participant is not married, and is paid as an actuarially equivalent 100% joint and survivor annuity if the participant is married. A participant may elect an alternative actuarially equivalent annuity form of payment.

          Under the SERP (but not under the 2005 SERP) a participant or beneficiary is entitled to an immediate distribution of a lump sum actuarially equivalent to 90% of his or her vested accrued benefit within 24 months following a change in control or any time following termination of employment, forfeiting the remaining 10%. Under the SERP change in control is generally defined to include certain mergers, the sale of substantially all of our assets and transactions whereby a person acquires 50% of our voting stock.

          Under the SERPs, if a participant separates from service as a result of disability, the participant is entitled to an unreduced monthly benefit equal to the benefit that would have been payable at age 65, calculated using the estimated Social Security benefit payable to the participant at age 65 (calculated under current law at time benefits commence and assuming zero earnings to age 65), and calculated using the Pension Plan benefit and defined contribution plan benefits payable on the date the SERP benefits commence.

Nonqualified Deferred Compensation at December 31, 2011

Name	Plan(1)(2)	Executive Contributions in Last FY ($)(3)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Steven D. Pratt	DCP II	—	—	39,219	—	567,515
	DCP	—	—	112,743	—	1,631,442
	401(k)	—	70,501	(2,159)	—	223,352
	Restoration Plan

	ESOP	—	133,661	1,697	—	423,261
	Restoration Plan

Calvin W. Collins	DCP II	61,249	—	23,175	—	345,960
	DCP	—	—	14,653	—	212,035
	401(k)	—	18,869	(127)	—	43,739
	Restoration Plan

	ESOP	—	34,640	379	—	99,239
	Restoration Plan

Ray Verlinich	DCP II	16,380	—	6,195	—	99,064
	DCP	—	—	8,916	—	129,938
	401(k)	—	7,000	(320)	—	11,831
	Restoration Plan

	ESOP	—	12,302	119	—	32,660
	Restoration Plan

Gene K. Huey	DCP II	241,850	—	86,328	—	1,333,202
	DCP	—	—	182,912	—	2,646,827
	401(k)	—	24,566	(823)	—	79,234
	Restoration Plan

	ESOP	—	47,428	646	—	157,579
	Restoration Plan

Nickolas L. Blauwiekel	DCP II	80,534	—	29,682	—	454,381
	DCP	—	—	—	—	—
	401(k)	—	10,447	(76)	—	23,131
	Restoration Plan

	ESOP	—	20,681	280	—	68,489
	Restoration Plan

François Baril	DCP II	136,891	—	14,901	—	263,924
	DCP	—	—		—	—
	401(k)	—	4,797	0	—	29,926
	Restoration Plan

	ESOP	—	15,064	252	—	58,140
	Restoration Plan

(1)
See "Deferred Compensation Plans" below for information regarding the Deferred Compensation Plan ("DCP") and Deferred Compensation Plan II ("DCP II"). See "Other Deferred Compensation Plans — Restoration Plans" below for information regarding the 401(k) Restoration Plan and the ESOP Restoration Plan.

(2)
Amounts for the ESOP Restoration Plan will represent the value, and increases in value, of the Class C Preferred Stock credited under this plan for the NEOs. As of December 31, 2011, the following amounts of Class C Preferred Stock were credited under this plan for the accounts of the NEOs: Mr. Pratt — 481,717 shares, Mr. Collins — 112,945 shares, Mr. Verlinich — 37,171 shares, Mr. Huey — 179,342 shares, Mr. Blauwiekel — 77,948 shares and Mr. Baril —       shares. The fair market value of the Class C Preferred Stock as of December 31, 2011 was determined to be $878.65 per share for purposes of the financial statements.

(3)
Amounts are reported in the Summary Compensation Table for 2011 under the "Salary" column except that the following amounts are reported under the "Nonequity Incentive Compensation Plan" column: Mr. Collins — $42,082; Mr. Huey — $157,216; Mr. Blauwiekel — $55,366; and Mr. Baril — $70,706.

Deferred Compensation Plans

          All NEOs are eligible to participate in the DCP and the DCP II, which are unfunded plans for management or highly compensated employees who are designated for participation by the board of directors. The DCP and DCP II enable participants to defer receipt of compensation. The DCP provides for deferrals prior to January 1, 2005, and the DCP II provides for deferrals on and after January 1, 2005. The DCP allowed and the DCP II allows participants to elect in advance of earning salary and bonuses to defer a percentage of salary and bonuses and have the deferred amount credited to a plan account. Each plan account is credited with earnings each month at a rate equal to the nominal annual yield of Moody's Average Corporate Bond Yield for the preceding month or any substantially similar index selected by the board, plus 2%. The maximum allowed deferral percentage under the DCP II is 25% of salary and 50% of bonuses.

          Benefits accrued after January 1, 2005, are generally paid pursuant to election made by the participant prior to earning the compensation. The form of payment is specified in the participant's deferral election and is a cash lump sum, monthly installments not to exceed 180 months, or any combination of the two. A participant may withdraw amounts deferred under the DCP (including earnings) at any time, subject to forfeiture of 10% of the balance. If elected prior to earning the compensation, participants may withdraw amounts deferred under the DCP II (but not the earnings thereon) prior to separation from service. The DCP and DCP II provide for distribution upon retirement, termination of employment, death, disability or financial hardship.

Other Deferred Compensation Plans — Restoration Plans

          The NEOs participate in two additional nonqualified deferred compensation plans: the 401(k) Restoration Plan and the ESOP Restoration Plan. These unfunded plans are designed to provide benefits that would have been provided in our tax-qualified 401(k) Plan and ESOP, had the compensation of the participant not been limited under the Code, and had the participant not made elective deferrals under the DCP.

          In the 401(k) Restoration Plan, participants receive quarterly notional account credits equal to the nonelective employer contributions that would have been allocated to their accounts in the 401(k) Plan had their compensation not been limited or deferred. Nonelective contributions vest after a three-year period of employment. Accounts are credited with earnings based on participant election among various investment options. Account balances are distributed on termination of employment or death. Account balances of $5,000 or more are paid in 60 monthly installments. Account balances of less than $5,000 are paid in a lump sum.

          In the ESOP Restoration Plan, a participant's account is credited with notional phantom Class C Preferred Stock units for each quarter, which are equal in value to (i) the number of shares of Class C Preferred Stock that would have been allocated to the participant's account in the ESOP had the participant's compensation not been limited or deferred and (ii) the amount that would have been allocated to the participant's account in the ESOP from dividends if those shares had been allocated to the participant's account in the ESOP. Accounts vest according to a six-year graded schedule. Account balances are distributed on termination or death in five annual installments.

Potential Payments upon Change in Control

          Under the terms of stock appreciation rights granted to the NEOs before 2011, we have agreed to accelerate the vesting of unvested awards held by NEOs if any person or group acquires stock possessing the right to elect a majority of the board of directors. This acceleration of vesting will occur whether or not the NEO's employment is terminated. Beginning with grants in 2011, the vesting of stock appreciation rights accelerate and the standard period for exercising stock appreciation rights following termination of employment extends from 30 days to one year, but not beyond each award's original 10-year term, when two events (a "double trigger") occur: there is a "change in control" and the NEO's employment is terminated by us without "cause" or by the NEO for "good reason," in each case on or before the second anniversary of the change in control. Vesting of stock appreciation rights also accelerates if we are acquired and the acquiring company does not assume outstanding stock appreciation rights. For stock appreciation rights granted in 2011, "change in control" is generally defined to include:

  •
  the acquisition by any person or group of securities representing 20% or more of the outstanding voting securities,

  •
  the nomination (and subsequent election) in a two-year period of a majority of our directors by persons other than the incumbent directors, and

  •
  a sale of all or substantially all of our assets, or an acquisition of ESCO through a merger, consolidation or plan of exchange.

          We granted performance units to the NEOs in 2010 and 2011 pursuant to which cash payments will be made based on our performance during the applicable three-year performance periods relating to the awards. The award agreements relating to the performance units provide for an accelerated payout if any person or group acquires stock possessing the right to elect a majority of the board of directors. An accelerated payout of performance units would occur even if the NEO's employment was not terminated in connection with the change in control.

          The following table sets forth the estimated benefits that would have been payable to each NEO if a change in control had occurred (and, for stock appreciation rights granted in 2011, the NEO's employment were terminated without cause or for good reason) on December 31, 2011.

Name	Acceleration of Stock Appreciation Rights(1)	Accelerated Payout of Performance Units(2)	Total
Calvin W. Collins	$609,941	$630,405	$1,240,346
Ray Verlinich	$—	$232,632	$232,632
Nickolas L. Blauwiekel	$396,604	$328,442	$725,046
François Baril	$417,993	$348,291	$766,284

(1)
See "Outstanding Equity Awards at December 31, 2011" for information regarding outstanding unexercisable stock appreciation rights held by each NEO. The amounts in the table above represent the spread between $22.05 (the value of the Legacy Class A Common Stock on December 31, 2011 for purposes of the financial statements and after giving pro forma effect to our 32-for-one stock split) and the value of the Legacy Class A Common Stock at the date of grant of the stock appreciation right as determined by the board of directors for each outstanding stock appreciation right held by the applicable NEO on December 31, 2011.

(2)
Under the terms of the performance unit award agreements granted to the NEOs in 2010, upon a change in control an NEO would receive a payout in an amount equal to the payout calculated as if the performance period had ended on the last day of our most recently completed fiscal quarter prior to the date of the change in control, taking into account provisions in the award agreements for calculating performance for a shorter performance period. For performance unit awards made in 2011, not less than the target amount is paid in these circumstances. The amounts in the table above represent the estimated value of outstanding performance unit awards that would vest and be paid out pursuant to the terms of the award agreements.

Potential Payments upon Retirement

          Effective March 30, 2011, we entered into an agreement with Gene K. Huey in connection with his retirement. We agreed to provide additional benefits to Mr. Huey in exchange for his agreement, among other things, to remain an officer until the end of 2011. Under the agreement, we amended Mr. Huey's stock appreciation rights to provide that (i) they will continue to vest following his retirement and (ii) the exercise period will be extended until the date that is 10 years after the grant date.

          Effective March 30, 2011, we amended each stock appreciation right granted to Steven D. Pratt prior to 2011 to (i) provide that the rights continue to vest following Mr. Pratt's retirement and (ii) extend the exercise period until the date that is 10 years after the grant date. The stock appreciation rights granted to Mr. Pratt in 2011 contain these terms.

          The following table sets forth the estimated benefits that would have been payable to the NEOs if each officer's employment had been terminated on December 31, 2011 because of retirement.

Name	Stock Appreciation Rights(1)	Performance Units(2)	Total
Steven D. Pratt	$1,850,617	$953,751	$2,804,368
Calvin W. Collins	—	$321,735	$321,735
Ray Verlinich	—	$121,224	$121,224
Gene K. Huey	$872,915	$406,836	$1,279,751
Nickolas L. Blauwiekel	—	$182,981	$182,981
Francois Baril	—	$194,097	$194,097

(1)
See Outstanding Equity Awards at December 31, 2011" for information regarding outstanding unexercisable stock appreciation rights held by Mr. Pratt and Mr. Huey. Amounts in the table represent the spread between the value of the Legacy Class A Common Stock at December 31, 2011 as reflected in our financial statements and after giving pro forma effect to our 32-for-one stock split ($22.05) and the base value for unexercisable stock appreciation rights held by Mr. Pratt and Mr. Huey at the time of their retirement at the end of December 2011. The stock appreciation rights held by Mr. Pratt and Mr. Huey will continue to vest following retirement, and the stock appreciation rights can be exercised at any time until 10 years after the grant date.

(2)
Under the terms of the performance unit awards granted to the NEOs in 2010 and 2011, if an NEO's employment is terminated due to retirement (at age 65 or earlier at our discretion) prior to the end of the three-year performance period, the NEO would be entitled to receive a prorated award to be paid following completion of the performance period, taking into account the amount that would otherwise have been paid based on the actual performance through the entire performance period and the portion of the performance period the officer had worked. Amounts in the table are based on the estimated payout based on actual results through December 31, 2011.

Potential Payments upon Disability or Death

          The performance unit award agreements provide for the payment of awards in the event of the death or disability of an NEO prior to end of the three-year performance period. The following table sets forth the estimated benefits that would have been payable to the NEOs under the performance units if each officer's employment had been terminated on December 31, 2011 because of disability or death.

Name	Disability(1)	Death(2)
Steven D. Pratt	$953,751	$633,858
Calvin W. Collins	$321,735	$222,535
Ray Verlinich	$121,224	$82,397
Gene K. Huey	$406,836	$264,169
Nickolas L. Blauwiekel	$182,981	$117,647
François Baril	$194,097	$124,764

(1)
Under the terms of the performance unit awards granted to the NEOs in 2010 and 2011, if an NEO's employment is terminated due to total disability prior to the end of the three-year performance period, the NEO would be entitled to receive a prorated award to be paid following completion of the performance period, taking into account the amount that would otherwise have been paid based on the actual performance through the entire performance period and the portion of the performance period the officer had worked. Amounts in the table are based on the estimated payout based on actual results through December 31, 2011.

(2)
Under the terms of the performance unit awards, if an NEO's employment is terminated due to death prior to the end of the three-year performance period, the NEO would be entitled to receive a prorated portion of the target amount taking into account the portion of the performance period the officer had worked.

          Under the terms of the Restated Stock Transfer Restriction Agreement between the Company and each NEO, upon the death, disability or retirement at age 65 of the officer, the officer or his representative could require us to purchase over time shares of Legacy Class A Common Stock held by the officer. The officer or his representatives could require us to repurchase the shares over a three-year period in the event of disability or retirement and over a two-year period in the event of death. These agreements, including our repurchase obligations, will terminate on completion of the offering made by this prospectus. The following table sets forth the estimated amounts that would have been payable to the NEOs for the purchase of shares if each officer's employment had been terminated on December 31, 2011 because of retirement, disability or death and the officer or his representative had exercised the right to require us to purchase the maximum number of shares.

	Disability or Retirement(1)		Death(2)
Name	Maximum Shares Purchased	Purchase Price	Maximum Shares Purchased	Purchase Price
Steven D. Pratt	244,928	$5,705,674	367,392	$8,558,511
Calvin W. Collins	27,776	647,051	41,696	971,321
Ray Verlinich	14,560	339,180	21,856	509,142
Gene K. Huey	205,760	4,793,244	308,640	7,189,865
Nickolas L. Blauwiekel	—	—	—	—
François Baril	18,240	424,907	27,360	637,360

(1)
Based on the purchase of one-third of the shares subject to the agreements at the value of the Legacy Class A Common Stock on September 30, 2011 after giving pro forma effect to our 32-for-one stock split ($23.30 per share) pursuant to the terms of the agreements. Up to $1,000,000 of the purchase price would be paid in cash on the closing of the purchase of the shares and the balance would be paid in two equal annual installments, with interest at the Wall Street Journal prime rate as of January 1, 2012.

(2)
Based on the purchase of one-half of the shares subject to the agreements at the value of the Legacy Class A Common Stock on September 30, 2011 after giving pro forma effect to our 32-for-one stock split ($23.30 per share) pursuant to the terms of the agreements. The purchase price would be payable in cash on the closing of the purchase of the shares.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

          This section describes relationships between the company and our directors, executive officers, beneficial holders of 5% or more of our Class A Common Stock, Legacy Class A Common Stock or Class B Common Stock, or any member of their immediate family or entities affiliated with them ("Insiders"). Other than as described below, since January 1, 2009, none of the Insiders has had or will have a direct or an indirect material interest in any transaction or series of similar transactions that exceeded or will exceed $120,000 and in which we were a party or will be a party.

Employment and SAR Agreements

          We have granted incentive stock options and stock appreciation rights to our non-employee directors and executive officers in addition to other officers and employees. The forms of those agreements are filed as exhibits to the registration statement that includes this prospectus.

          Effective March 30, 2011, we entered into an agreement with Gene K. Huey in connection with his retirement. We agreed to provide additional benefits to Mr. Huey in exchange for his agreement, among other things, to remain an officer until December 31, 2011. Under the agreement, we amended Mr. Huey's SARs to provide that (i) they will continue to vest following his retirement and (ii) the exercise period will be extended until the date that is 10 years after the grant date. In addition, Mr. Huey will be entitled to participate in the annual bonus plan in 2011 at a bonus target of 60%. For purposes of Mr. Huey's RSTRA and performance unit awards, he will be deemed to have retired on January 1, 2012.

          Effective March 30, 2011, we amended each stock appreciation right granted to Steven D. Pratt prior to 2011 to (i) provide that the rights continue to vest following Mr. Pratt's retirement and (ii) extend the exercise period until the date that is 10 years after the grant date.

          Effective March 18, 2010, we amended each stock appreciation right granted to Larry R. Huget prior to March 18, 2010 to provide that the SARs will continue to vest following his retirement. Mr. Huget retired effective January 1, 2011.

Indemnification Agreements

          We have indemnification agreements with each of our current directors and executive officers, a form of which is filed as an exhibit to the registration statement that includes this prospectus.

Shareholder Agreements

          As of March 13, 2012, 141 shareholders who hold an aggregate of 5,314,432 shares of Legacy Class A Common Stock are parties to agreements with us that give the shareholder the right to require to us to purchase the shareholder's shares upon death. In addition, with respect to 5,231,296 shares, those agreements include a repurchase obligation upon disability, and, with respect to 5,275,104 shares, those agreements include a repurchase obligation upon retirement. The agreements do not apply to Class A Common Stock issuable upon conversion of Legacy Class A Common Stock. As a result, all of the agreements will terminate 360 days after the date of this prospectus. See "Description of Capital Stock — Shareholder Agreements." All Insiders have amended their agreements to terminate them upon completion of the offering made by this prospectus.

Employee Stock Ownership Plan

          We sponsor an employee stock ownership plan, or ESOP, that holds all of our Class C Preferred Stock, representing 14.4% of our outstanding common stock, on an as-converted basis. The ESOP covers all U.S. employees who meet service requirements, including our executive officers. See "Description of Employee Stock Ownership Plan" for a description of our arrangements with the ESOP and "Principal and Selling Shareholders" for a description of voting provisions under the ESOP.

Policies and Procedures for Related Party Transactions

          Our nominating and governance committee will review any transactions with related persons, as defined in Item 404 of Regulation S-K, or in which a related person has a direct or an indirect interest, and determine whether to ratify or approve the transaction. A transaction may only be ratified or approved if the committee determines that it is fair to us or otherwise in our interest. The committee has pre-approved some types of transactions under our pre-approval policy. These pre-approved transactions include:

  •
  compensation arrangements approved by the compensation committee or entered into in the ordinary course of business, including compensation arrangement with relatives of related persons provided that the related persons were not involved in the hiring decisions;

  •
  transactions in the ordinary course of business where the related person's interest arises only (a) from his or her position as a director of another entity that is party to the transaction, and (b) from an equity interest of less than 5% in another entity that is party to the transaction; and

  •
  transactions in the ordinary course of business where the interest of the related party arises solely from the ownership of a class of our equity securities where all holders of the class of equity securities will receive the same benefit on a pro rata basis.

          No director may participate in the approval of a transaction for which he or she is a related party.

 PRINCIPAL AND SELLING SHAREHOLDERS

          The following table sets forth information regarding beneficial ownership of our capital stock as of March 31, 2012 for

  •
  each person who we know beneficially owns more than 5% of our Legacy Class A Common Stock;

  •
  each person who we know will beneficially own more than 5% of our Class A Common Stock after the offering;

  •
  each person who we know beneficially owns more than 5% of our Class B Common Stock;

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  each executive officer who is selling shares;

  •
  all of our directors and executive officers as a group; and

  •
  each other selling shareholder.

          We determined beneficial ownership according to the SEC rules. Generally, a person has beneficial ownership of a security if the person possesses sole or shared voting or investment power of the securities. The table below includes shares issuable upon exercise of options (option shares) and stock-settled stock appreciation rights ("SARs") held by the person exercisable within 60 days of March 31, 2012 and shares allocated to the person's account under our ESOP that vest within 60 days of March 31, 2012. To calculate the shares issuable upon the exercise of stock-settled SARs, we have used $             per share, the midpoint of the price range set forth on the cover of this prospectus. Except as indicated in the footnotes below, based on the information furnished to us, each of the shareholders listed below has sole voting and investment power with respect to all shares of common stock shown as beneficially owned, subject to community property laws where applicable.

          The table shows beneficial ownership before the offering after giving effect to the events described in "Explanatory Note Regarding Changes in Our Capital Stock" other than the conversion of Legacy Class A Common Stock into Class A Common Stock.

          All shares of Class B Common Stock outstanding are owned beneficially by Henry T. Swigert as Trustee of the Swigert 2000 Trust. Shares of Legacy Class A Common Stock and Class B Common Stock will be convertible one-for-one into Class A Common Stock.

          Unless otherwise noted below, the address for each of the shareholders in the table below is c/o ESCO Corporation, 2141 NW 25th Avenue, Portland, Oregon 97210.

																Percentage of Common Stock Beneficially Owned After the Offering If Underwriters Exercise Option in Full
	Shares of Common Stock Beneficially Owned Before the Offering							Shares of Common Stock Beneficially Owned After the Offering
	Legacy Class A Number		Class A Number		Class B Number		Total %	Number of Shares Offered	Legacy Class A Number		Class A Number		Class B Number		Total %
Name of Beneficial Owner		%		%		%				%		%		%		%
5 Percent Shareholders
Charles F. Snow(1)(62) Bank of America Financial Center 805 Broadway, Suite 735 Vancouver, WA 98660	3,577,632	12.59%	—	—	—	—	8.55%
Dorine A. Real & Lee Tepper as Trustees of the Tepper-Real Millennial Trust DTD 05/11/00	1,714,560	6.03%	—	—	—	—	4.10%
PO Box 26 Westport, CA 95488

																Percentage of Common Stock Beneficially Owned After the Offering If Underwriters Exercise Option in Full
	Shares of Common Stock Beneficially Owned Before the Offering							Shares of Common Stock Beneficially Owned After the Offering
	Legacy Class A Number		Class A Number		Class B Number		Total %	Number of Shares Offered	Legacy Class A Number		Class A Number		Class B Number		Total %
Name of Beneficial Owner		%		%		%				%		%		%		%
Mason Dorn Swigert(2) 20101 NE 48th Circle Vancouver, WA 98682	1,648,832	5.80%	—	—	—	—	3,94%
ESCO Corporation Employee Stock Ownership Trust(3)	—	—	5,964,774	100%	—	—	14.25%	—	—	—	5,964,774		—	—
Directors and Executive Officers
Calvin W. Collins(4)	258,080	*	—	—	—	—	*
Ray Verlinich(5)	81,267	*	—	—	—	—	*
Jon V. Owens(6)	88,313	*	—	—	—	—	*
François Baril(7)	80,189	*	—	—	—	—	*
Nickolas L. Blauwiekel(8)	98,928	*	—	—	—	—	*
Kevin S. Thomas(9)	31,409	*	—	—	—	—	*
F. Patrick Fonner(10)	170,487	*	—	—	—	—	*
Steven D. Pratt(11)	818,368	2.84%	—	—	—	—	1.95%
Peter F. Adams(12)	286,752	1.01%	—	—	—	—	*
Frank Alvarez(13)	41,920	*	—	—	—	—	*
Stephen E. Babson(14)	58,208	*	—	—	—	—	*
Peter F. Bechen(15)	144,736	*	—	—	—	—	*
Frank Jungers(16)	88,608	*	—	—	—	—	*
Henry T. Swigert(17)	175,936	*	—	—	6,668,640	100%	16.34%	—	—	—	—	—	6,668,640	100%
Robert C. Warren, Jr.(18)	1,056,256	3.72%	—	—	—	—	2.52%
John W. Wood, Jr.(19)	75,520	*	—	—	—	—	*
All directors and executive officers as a group (16 persons)(20)	3,554,977	14.53%	—	—	6,668,640	100%	26.01%
Other Selling Shareholders
Robert P. Acheson	21,600	*	—	—	—	—	*
Adams SWH Ltd Partnership(21)	530,784	1.87%	—	—	—	—	1.27%
Carol C. Adams	128,000	*	—	—	—	—	*
Charles A. Adams	251,200	*	—	—	—	—	*
Amy Pratt Alexander, Trustee of the Amy Pratt Alexander Trust DTD 6/20/07	240,000	*	—	—	—	—	*
Charles H. Anderson	215,648	*	—	—	—	—	*
U.S. Bank, Trustee of the Becker 99 Trust	292,128	1.03%	—	—	—	—	*
U.S. Bank, Trustee of The Becker 2005 Grandchildren Trust u/a/d 12/23/05	40,352	*	—	—	—	—	*
U.S. Bank, Trustee of the Mark A. Becker Trust	243,968	*	—	—	—	—	*
U.S. Bank, Trustee of the Mary C. Becker Trust	155,360	*	—	—	—	—	*
Scott R. Becker, Trustee of the Scott R. Becker Trust	243,968	*	—	—	—	—	*
Ian R. Bingham(22)	24,933	*	—	—	—	—	*
Margaret J. Biskar	25,280	*	—	—	—	—	*
Eric A. Blackburn(23)	46,073	*	—	—	—	—	*
Curtis Wyld Bonelli	338,368	1.19%	—	—	—	—	*
Kenneth Swigert Bonelli	398,560	1.40%	—	—	—	—	*
Sandra Wyld Bonelli	398,528	1.40%	—	—	—	—	*
Terry L. Briscoe(24)	27,598	*	—	—	—	—	*
Christopher M. Carpenter(25)	29,484	*	—	—	—	—	*
James V. Corso(26)	62,522	*	—	—	—	—	*
Debora Susan Crandall	123,392	*	—	—	—	—	*
Angela Shawn Cunningham, Trustee of the Angela Shawn Cunningham Trust DTD 6/20/07	240,000	*	—	—	—	—	*
Daniel P. Devlin	31,520	*	—	—	—	—	*
John R. Dillon(27)	54,113	*	—	—	—	—	*
Nancy C. Edwards	25,248	*	—	—	—	—	*
Richard L. Edwards	25,248	*	—	—	—	—	*
David K. Ellas(28)	24,873	*	—	—	—	—	*
James M. Ewing(29)	17,068	*	—	—	—	—	*
Catherine M. Finlayson	38,304	*	—	—	—	—	*
Dale N. Gehring(30)	41,159	*	—	—	—	—	*
Frederick C. Goeth, III(31)	28,568	*	—	—	—	—	*
Stephen E. Herbert(32)	26,781	*	—	—	—	—	*
Gene K. Huey(33)	685,568	2.37%	—	—	—	—	1.64%
Leonard K. Jones(34)	44,193	*	—	—	—	—	*
Jeffrey W. Kershaw(35)	67,490	*	—	—	—	—	*
Daniel A. Kucera(36)	26,329	*	—	—	—	—	*
Mary Bonelli Lane	362,848	1.28%	—	—	—	—	*
Douglas H. MacGowan(37)	35,499	*	—	—	—	—	*
Douglas E. Malkasian	39,040	*	—	—	—	—	*
Mark Mallory(38)	87,285	*	—	—	—	—	*
Larry E. McCoy(39)	60,796	*	—	—	—	—	*
U.S. Bank, Trustee of the Anne J. Miller Revocable Living Trust	243,968	*	—	—	—	—	*
Timothy B. Myers(40)	87,027	*	—	—	—	—	*
Hung (Jeff) C. Nguyen(41)	28,223	*	—	—	—	—	*
Gary L. Ogier(42)	84,038	*	—	—	—	—	*

																Percentage of Common Stock Beneficially Owned After the Offering If Underwriters Exercise Option in Full
	Shares of Common Stock Beneficially Owned Before the Offering							Shares of Common Stock Beneficially Owned After the Offering
	Legacy Class A Number		Class A Number		Class B Number		Total %	Number of Shares Offered	Legacy Class A Number		Class A Number		Class B Number		Total %
Name of Beneficial Owner		%		%		%				%		%		%		%
Juan C. Parra(43)	20,550	*	—	—	—	—	*
Janet Hahn Peterson(44)	22,373	*	—	—	—	—	*
Alan Phillips	20,096	*	—	—	—	—	*
Steven A. Pickering	106,624	*	—	—	—	—	*
Daniel W. Pizzuto(45)	25,346	*	—	—	—	—	*
Paul W. Pope(46)	55,518	*	—	—	—	—	*
William H. Prather(47)	27,100	*	—	—	—	—	*
Richard G. Reiten	20,512	*	—	—	—	—	*
Elizabeth Ward Ricks	92,192	*	—	—	—	—	*
Robert M. Ronald & Susan K. Ronald as Tenants in Common	197,824	*	—	—	—	—	*
James A. Rowzee(48)	32,442	*	—	—	—	—	*
Stephen P. Schad(49)	27,327	*	—	—	—	—	*
Scott H. Seiffert(50)	19,010	*	—	—	—	—	*
James E. Snook(51)	48,089	*	—	—	—	—	*
James Edward Songer(52)	91,000	*	—	—	—	—	*
Sarah A. Stanton	215,648	*	—	—	—	—	*
Katie Swanson	20,064	*	—	—	—	—	*
William G. Swigert, Jr., Trustee of the William G. Swigert, Jr. Living Trust UTA DTD 02/28/97	37,920	*	—	—	—	—	*
Raymond P. Sykes(53)	97,963	*	—	—	—	—	*
Amy A. Tessier	215,648	*	—	—	—	—	*
T & J Anderson Family Investments LLC(54)	584,256	2.06%	—	—	—	—	1.40%
Helen Voigt	32,800	*	—	—	—	—	*
Jodi Walder-Biesanz(55)	20,652	*	—	—	—	—	*
David M. Ward & Mary V. Ward(56)(57)	228,448	*	—	—	—	—	*
David M. Ward Family LLC(56)	807,104	2.84%	—	—	—	—	1.93%
Denise Louise Ward	127,488	*	—	—	—	—	*
Douglas Glen Ward(58)	886,464	3.12%	—	—	—	—	2.12%
Glenn Beecher Ward	17,248	*	—	—	—	—	*
Michael James Ward	120,096	*	—	—	—	—	*
Terii Christine Ward	127,488	*	—	—	—	—	*
Wendy W. Warren	882,752	3.11%	—	—	—	—	2.11%
The Newman & Zeneth Ward Family Foundation(58)	466,912	1.64%	—	—	—	—	1.12%
The Zeneth F. Ward & Lanetta S. Ward Foundation Inc.(58)	466,912	1.64%	—	—	—	—	1.12%
Alayne Swigert Weber	32,832	*	—	—	—	—	*
Joseph T. Weber(59)	82,239	*	—	—	—	—	*
William A. Weber, Jr.(60)	69,441	*	—	—	—	—	*
James P. Whalen(61)	35,183	*	—	—	—	—	*
Craig D. Wihtol(62)	25,948	*	—	—	—	—	*
Margaret M. Wood	265,376	*	—	—	—	—	*
Hung C. Nguyen	28,223	*	—	—	—	—	*
'Nchiawana Enterprises, L.P.(63)	2,992,192	10.53%	—	—	—	—	7.15%
Remaining selling shareholders(64)	273,145	*	—	—	—	—	*

(1)
Includes 64,000 shares of Legacy Class A Common Stock over which Charles F. Snow exercises voting control under a family trust, 2,992,192 shares of Legacy Class A Common Stock beneficially owned by Charles F. Snow under the Partnership Agreement of eNchiawana Enterprises, L.P. and 256,000 shares of Legacy Class A Common Stock beneficially owned by Charles F. Snow as a general partner of Sugamatt Management LP.

(2)
Includes 1,600,000 shares of Legacy Class A Common Stock over which Mason Dorn Swigert exercises voting control as the manager of Soula Jule Capital LLC.

(3)
The ESOP holds Class C Preferred Stock, which generally does not have the right to vote except as required by law. At the completion of the offering made by this prospectus, the shares will convert into Class A Common Stock. The trustee of the ESOP will vote shares that are held by the ESOP and not allocated to any participant's account. An ESOP participant may direct the trustee how to vote shares allocated to the participant's account. Undirected shares are voted by the ESOP trustee in the trustee's discretion. The ESOP trustee is North Star Trust Company. As of March 31, 2012, 4,528,885 of the shares held by the ESOP trustee had been allocated to participant accounts and 1,435,889 shares were unallocated. Each ESOP participant is entitled to receive a distribution of vested shares allocated to the participant's account upon death, disability, retirement at age 65 or other termination of employment, subject to the restrictions specified in the ESOP. The ESOP trustee has the ability to sell shares to cover administrative costs, including its fees, that are not paid by the Company.

(4)
Includes 106,816 option shares, 10,272 shares beneficially owned under the ESOP and an estimated 20,832 shares of Legacy Class A Common Stock issuable upon exercise of stock-settled SARs.

(5)
Includes 27,392 option shares and 10,163 shares beneficially owned under the ESOP.

(6)
Includes 12,864 option shares and 10,169 shares beneficially owned under the ESOP.

(7)
Includes 10,237 shares beneficially owned under the ESOP and an estimated 15,264 shares of Legacy Class A Common Stock issuable upon exercise of stock-settled SARS.

(8)
Includes 49,280 option shares, 10,256 shares beneficially owned under the ESOP and an estimated 15,392 shares of Legacy Class A Common Stock issuable upon exercise of stock-settled SARs.

(9)
Includes 21,888 option shares and 9,521 shares beneficially owned under the ESOP.

(10)
Includes 117,568 shares of Legacy Class A Common Stock beneficially owned by F. Patrick Fonner as Trustee of the F. Patrick Fonner and B. Lynne Fonner Trust U/A dated August 6, 2009, 21,888 option shares, 10,263 shares beneficially owned under the ESOP and an estimated 20,768 shares of Legacy Class A Common Stock issuable upon exercise of SARs.

(11)
Includes 10,272 shares beneficially owned under the ESOP and an estimated 73,344 shares of Legacy Class A Common Stock issuable upon exercise of SARs.

(12)
Includes 265,376 shares of Legacy Class A Common Stock beneficially owned by Peter F. Adams as Trustee of the Peter F. Adams Family Trust and an estimated 5,280 shares of Legacy Class A Common Stock issuable upon exercise of SARs.

(13)
Includes an estimated 5,280 shares of Legacy Class A Common Stock issuable upon exercise of SARs.

(14)
Includes an estimated 5,280 shares of Legacy Class A Common Stock issuable upon exercise of SARs.

(15)
Includes an estimated 5,280 shares of Legacy Class A Common Stock issuable upon exercise of SARs.

(16)
Includes 67,232 shares of Legacy Class A Common Stock beneficially owned by Frank Jungers as Trustee of the Francis Jungers Trust U/A dtd 11/13/03 and an estimated 5,280 shares of Legacy Class A Common Stock issuable upon exercise of SARs.

(17)
Includes an estimated 5,280 shares of Legacy Class A Common Stock issuable upon exercise of SARs. All 6,668,640 shares of Class B Common Stock are held by Henry T. Swigert as Trustee of the Swigert 2000 Trust.

(18)
Includes 300,320 shares beneficially owned by Robert C. Warren Jr. as Trustee of the Lucy Christenson Warren Trust and an estimated 5,280 shares of Legacy Class A Common Stock issuable upon exercise of SARs.

(19)
Includes 70,240 shares of Legacy Class A Common Stock beneficially owned by John W. Wood as Trustee of the John W. Wood, Jr. Revocable Trust of 2008 DTD 10-10-08 as Amended from Time to Time and an estimated 5,280 shares of Legacy Class A Common Stock issuable upon exercise of SARs.

(20)
Total assumes conversion of 6,668,640 shares of Class B Common Stock beneficially owned by Henry T. Swigert as Trustee of the Swigert 2000 Trust.

(21)
Sandra A. Beebe is the general partner of Adams SWH Ltd Partnership.

(22)
Includes 3,808 option shares and 8,197 shares beneficially owned under the ESOP.

(23)
Includes 31,488 option shares and 9,113 shares beneficially owned under the ESOP.

(24)
Included 3,790 shares beneficially owned under the ESOP.

(25)
Includes 2,560 option shares and 7,212 shares beneficially owned under the ESOP.

(26)
Included 7,770 shares beneficially owned under the ESOP.

(27)
Includes 5,440 option shares and 8,929 shares beneficially owned under the ESOP.

(28)
Includes 8,425 shares beneficially owned under the ESOP.

(29)
Includes 5,504 option shares and 8,076 shares beneficially owned under the ESOP.

(30)
Includes 10,944 option shares and 8,807 shares beneficially owned under the ESOP.

(31)
Includes 5,504 option shares and 5,720 shares beneficially owned under the ESOP.

(32)
Includes 9,600 option shares and 8,605 shares beneficially owned under the ESOP.

(33)
Includes 10,272 shares beneficially owned under the ESOP and an estimated 34,048 shares of Legacy Class A Common Stock issuable upon exercise of SARs. Mr. Huey was Chief Financial Officer of ESCO from 1984 to April 2011 and served as Vice President and Treasurer of ESCO until his retirement in December 2011.

(34)
Includes 5,921 shares beneficially owned under the ESOP.

(35)
Includes 13,696 option shares and 10,210 shares beneficially owned under the ESOP.

(36)
Includes 7,161 shares beneficially owned under the ESOP.

(37)
Includes 4,843 shares beneficially owned under the ESOP.

(38)
Includes 16,448 option shares and 10,133 shares beneficially owned under the ESOP.

(39)
Includes 2,396 shares beneficially owned under the ESOP.

(40)
Includes 16,448 option shares and 10,195 shares beneficially owned under the ESOP.

(41)
Includes 9,023 shares beneficially owned under the ESOP.

(42)
Includes 4,006 shares beneficially owned under the ESOP.

(43)
Includes 5,504 option shares and 6,854 shares beneficially owned under the ESOP.

(44)
Includes 7,333 shares beneficially owned under the ESOP.

(45)
Includes 9,312 option shares and 8,002 shares beneficially owned under the ESOP.

(46)
Includes 10,944 option shares and 8,350 shares beneficially owned under the ESOP.

(47)
Includes 6,524 shares beneficially owned under the ESOP.

(48)
Includes 10,944 option shares and 7,962 shares beneficially owned under the ESOP.

(49)
Includes 10,111 shares beneficially owned under the ESOP.

(50)
Includes 5,442 shares beneficially owned under the ESOP.

(51)
Includes 10,944 option shares and 9,785 shares beneficially owned under the ESOP.

(52)
Includes 7,608 shares beneficially owned under the ESOP.

(53)
Includes 13,632 option shares, 10,155 shares beneficially owned under the ESOP and an estimated 9,760 shares of Legacy Class A Common Stock issuable upon exercise of stock-settled SARs.

(54)
Judith B. Anderson is the manager of T & J Anderson Family Investments LLC.

(55)
Includes 5,836 shares beneficially owned under the ESOP.

(56)
David M. Ward and Mary V. Ward are the managers of David M. Ward Family LLC.

(57)
David M. Ward, Mary V. Ward, Michael Ward, Steven W. Bennett and Michael Staffieri are the trustees of The Newman and Zeneth Ward Family Foundation.

(58)
Douglas Glenn Ward, Lanetta S. Ward, Roger Miller, Cheryl Johnson and Dan Kristensen are the directors of The Zeneth F. Ward and Lanetta S. Ward Foundation Inc.

(59)
Includes 16,448 option shares and 10,079 shares beneficially owned under the ESOP.

(60)
Includes 7,648 option shares and 9,217 shares beneficially owned under the ESOP.

(61)
Includes 8,192 option shares and 8,303 shares beneficially owned under the ESOP.

(62)
Includes 6,848 option shares and 8,156 shares beneficially owned under the ESOP.

(63)
Beneficially owned by Charles F. Snow under the Partnership Agreement of 'Nchiawana Enterprises, L.P.

(64)
Represents shares held by 40 shareholders not listed elsewhere in the table who, in the aggregate, beneficially own less than 1% of the outstanding shares of Legacy Class A Common Stock prior to the offering made by this prospectus.

DESCRIPTION OF EMPLOYEE STOCK OWNERSHIP PLAN

          We sponsor an employee stock ownership plan, or ESOP, that covers all of our U.S. employees who meet service requirements. We implemented the ESOP on December 27, 2006 by borrowing money which we loaned to the ESOP. The ESOP used that money to buy Class C Preferred Stock from us and from our shareholders in proportion to their shareholdings. The ESOP transaction provided a one-time, tax-efficient payment to our shareholders and an ownership stake in the company to our employees, and it continues to generate tax savings for us. Each quarter, we pay dividends on the Class C Preferred Stock of approximately $4.1 million and make contributions to the ESOP of approximately $3.2 million, and the ESOP pays that amount back to us to service the loan. The loan is secured by a pledge of the Class C Preferred Stock purchased by the ESOP. As a portion of the loan is repaid each quarter:

  •
  5,630 pledged shares of Class C Preferred Stock are released and allocated to ESOP participant accounts; and

  •
  we recognize a non-cash compensation expense equal to the fair value of the allocated shares determined by an independent financial adviser to the ESOP trustee. A portion of the expense is allocated to cost of goods sold and a portion is allocated to selling and administrative expense, based on the number of shares allocated to the accounts of manufacturing employees and other employees. (Subject to limitations under ERISA, quarterly allocations are made among participants in the ratio that the compensation of each participant in the quarter bears to the total compensation of all participants.)

          An ESOP participant is entitled to an account balance distribution upon termination of employment, retirement at age 65 or because of death or disability, and we have been obligated to offer to repurchase the shares allocated to that former ESOP participant at the fair value determined by an independent financial adviser to the ESOP trustee.

          Upon completion of the offering made by this prospectus:

  •
  all of the shares of Class C Preferred Stock will convert to Class A Common Stock at a conversion ratio of 32-for-one;

  •
  our obligation to purchase shares from former ESOP participants will terminate;

  •
  the shares held by the ESOP and its participants will be included in shareholders' equity in our financial statements, rather than accounted for as contingently redeemable equity securities;

  •
  we will make quarterly contributions to the ESOP, net of any dividends paid on the Class A Common Stock held by the ESOP, in an amount sufficient for it to service its debt to us, which will continue to have no effect on our cash position; and

  •
  we will continue to recognize a non-cash compensation expense each quarter until the ESOP repays its debt to us, and all shares pledged as security for the debt are released, which will occur on or before December 31, 2013.

          We disregard the ESOP compensation expense in calculating some of the financial measures we monitor, including operating profit and adjusted EBITDA, because it is a non-cash charge that can significantly affect our reported financial results and, because it depends on quarterly fair value appraisals, can fluctuate significantly between quarters. The ESOP compensation expense is recognized each quarter when shares are allocated to participants' accounts, but it is not ongoing share-based compensation. We believe our employees receive competitive compensation excluding the shares allocated to them under the ESOP.

 DESCRIPTION OF CAPITAL STOCK

          Our articles of incorporation, as in effect before the completion of the offering made by this prospectus, authorize us to issue up to 300,000,000 shares of Class A Common Stock, 100,000,000 shares of Legacy Class A Common Stock, 21,000,000 shares of Class B Common Stock and 50,000,000 shares of "blank check" preferred stock, which could be issued by the board without shareholder approval and could have voting, liquidation, dividend and other rights superior to the Class A Common Stock. The Class C Preferred Stock, all of which is held by our ESOP, will convert automatically into Class A Common Stock upon completion of the offering made by this prospectus and will no longer be outstanding. Upon the completion of this offering, the outstanding shares of capital stock will be:

  •
  shares of Class A Common Stock or           shares of Class A Common Stock if the underwriters exercise in full their option to purchase additional shares.

  •
  shares of Legacy Class A Common Stock, which excludes shares converted to Class A Common Stock and sold in the offering made by this prospectus. Each share of Legacy Class A Common Stock (a) that is sold in an underwritten public offering (including the offering made by this prospectus) will automatically convert into one share of Class A Common Stock immediately upon such sale, (b) outstanding on the date that is 180 days following the date of this prospectus (the first "Automatic Conversion Date") will automatically convert on that date into one-half of a share of new Class A Common Stock and one-half share of Legacy Class A Common Stock, (c) outstanding on the date that is 360 days after the date of this prospectus (the second "Automatic Conversion Date") will automatically convert on that date into one share of new Class A Common Stock (subject, in each case, to adjustment for stock splits, stock dividends, recapitalizations and similar events occurring after the offering made pursuant to this prospectus).

  •
  6,668,640 shares of Class B Common Stock. Henry T. Swigert, as Trustee of the Swigert 2000 Trust, beneficially owns all of the shares of our outstanding Class B Common Stock. Each share of Class B Common Stock will automatically convert upon transfer to a person other than those described below (a) if transferred before the first Automatic Conversion Date, into one share of Legacy Class A Common Stock; (b) if transferred after the first but before the second Automatic Conversion Date, into one-half share of Legacy Class A Common Stock and one-half share of Class A Common Stock; and (c) if transferred on or after the second Automatic Conversion Date, into one share of Class A Common Stock (subject, in each case, to adjustment for any stock splits, stock dividends, recapitalizations and similar events occurring after the offering made by this prospectus). In addition, each share of Class B Common Stock will automatically convert as set forth in the prior sentence for transferred shares when fewer than 1,368,000 shares of Class B Common Stock are outstanding. The shares of Class B Common Stock may be transferred without automatic conversion to Henry T. Swigert; any trustee, in the capacity of trustee, of the Swigert 2000 Trust; or any trustee, in the capacity of trustee, of any trust created under the Swigert 2000 Trust. Mr. Swigert is a member of our board of directors.

          The two-step conversion of the Legacy Class A Common Stock into publicly tradable Class A Common Stock is in lieu of requiring lockup agreements between the underwriters and shareholders generally. See "Shares Eligible for Future Sale."

          Our articles of incorporation, as in effect before completion of the offering made by this prospectus, authorize us to amend the articles of incorporation without shareholder approval to remove the references to Legacy Class A Common Stock, Class B Common Stock, and Class C Preferred Stock upon the conversion of all outstanding shares of the class to Class A Common Stock and to make related grammatical and ministerial changes. As a result of those amendments, following the conversion of all outstanding shares of Legacy Class A Common Stock, Class B Common Stock and Class C Preferred Stock, we would be authorized to issue up to 300,000,000 shares of common stock, all of which would be designated Class A Common Stock; 50,000,000 shares of "blank check" preferred stock; and no shares of Legacy Class A Common Stock or Class B Common Stock.

          As of December 31, 2011, we had 255 holders of record of our Legacy Class A Common Stock, one holder of record of our Class B Common Stock and one holder of record of our Class C Preferred Stock. No shares of Class A Common Stock will be outstanding until issued in connection with the sale of stock in the offering made by this prospectus.

          The information below describes our Common Stock and Preferred Stock based on our articles of incorporation, as in effect before completion of the offering made by this prospectus, and the Oregon Business Corporation Act.

Common Stock

Voting

          Each holder of our Class A Common Stock is entitled to one vote per share. Each holder of Legacy Class A Common Stock and Class B Common Stock is entitled to the number of votes equal to the number of shares of Class A Common Stock into which the holder's shares are convertible; the conversion ratio will be one-for-one upon completion of the offering. Our articles of incorporation provide that, except as described below, holders of Class A Common Stock, Legacy Class A Common Stock and Class B Common Stock vote together as a single voting group on all matters submitted to shareholders for a vote. Generally, assuming a quorum is present, a matter is approved if more votes are cast in favor than cast against, even if the votes cast in favor of the action are fewer than a majority of the shares present. Legacy Class A Common Stock and the Class A Common Stock, as a single voting group, and the Class B Common Stock vote separately on the following matters:

  •
  conversion, merger or share exchange. A separate class vote is required to approve a merger or conversion if the merger or conversion includes an amendment to our articles of incorporation that would otherwise require a vote as described in the next paragraph, unless the shares are converted into property with a value at least equal to the value the shares would receive in a liquidation or the articles of incorporation provide that the class is not entitled to separate voting on a plan of merger or conversion. However, in a merger or conversion, no shareholder vote is required if the following four conditions are met:

  •
  our articles of incorporation after the merger or conversion do not differ from the articles of incorporation immediately before the transaction (unless the amendment would otherwise require a vote as described in the paragraph below),

  •
  each shareholder has the same number of shares, with identical rights and preferences immediately after the merger or conversion as before the transaction,

  •
  the number of voting shares immediately after the merger or conversion (including the number issuable as a result of the merger) will not be more than 120% of the total number of voting shares before the transaction, and

  •
  the number of shares able to participate without limitation in distributions immediately after the merger or conversion (including the number issuable as a result of the merger) will not be more than 120% of the total number of such shares before the transaction;

  •
  any sale of all or substantially all of our assets other than in the ordinary course of business; and

  •
  any dissolution.

          In addition, the Oregon Business Corporation Act requires the holders of an affected class, voting as a separate voting group, to approve any proposed amendment to the articles of incorporation that would:

  •
  increase or decrease the aggregate number of authorized shares of a class;

  •
  effect an exchange or reclassification of all or part of the shares of a class into shares of another class;

  •
  effect an exchange or reclassification, or create the right of exchange, of all or part of the shares of another class into shares of a class;

  •
  change the designation, rights, preferences or limitations of all or part of the shares of a class;

  •
  change the shares of all or part of the class into a different number of shares of the same class;

  •
  create a new class of shares having rights or preferences with respect to distributions or to dissolution that are prior, superior or substantially equal to the shares of a class;

  •
  increase the rights, preferences or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of a class;

  •
  limit or deny an existing preemptive right of all or part of the shares of a class; or

  •
  cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on all or part of the shares of a class

This class voting right is in addition to the approval of the holders entitled to vote on the proposed amendment. In addition, the Oregon Business Corporation Act generally requires a separate class vote on (a) any plan of merger that, if contained in an amendment to the articles of incorporation, would require action by one or more voting groups and (b) on a plan of share exchange by the classes included in the exchange.

          All shares of Class B Common Stock will convert automatically into shares of Class A Common Stock or Legacy Class A Common Stock, depending on the conversion date, when the number of shares of Class B Common Stock outstanding is less than 1,368,000 (subject to adjustment for any stock split or dividend).

Dividend Rights

          Class A Common Stock, Legacy Class A Common Stock and Class B Common Stock share equally and ratably, on an as-converted basis, in any dividends we pay or set aside on our common stock.

Equal Share Consideration and Liquidation Rights

          Class A Common Stock, Legacy Class A Common Stock and Class B Common Stock share ratably, on an as-converted basis, in all consideration paid in any conversion, merger, share exchange or sale of all or substantially all of the company's assets and in all assets we distribute as a result of our liquidation, dissolution or winding up.

Preferred Stock

          Our articles of incorporation, as in effect before the completion of the offering made by this prospectus, authorize 50,000,000 shares of "blank check" preferred stock, with respect to which our board of directors can, without shareholder approval, (1) fix the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, subscription rights and the number of shares constituting any series, and (2) cause the company to issue preferred stock in one or more series. Our board of directors may designate preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock.

Shareholder Agreements

          As of March 13, 2012, 127 shareholders who hold an aggregate of 5,191,968 shares of Legacy Class A Common Stock are parties to restated stock transfer restriction agreements ("RSTRA"), eight shareholders who hold an aggregate of 39,328 shares of Legacy Class A Common Stock are parties to stock transfer restriction agreements ("STRA") and six shareholders who hold an aggregate of 83,136 shares of Legacy Class A Common Stock are parties to stock purchase agreements ("SPA"). A RSTRA gives a shareholder the right to sell back shares to us upon death, disability or retirement (for employees). A STRA gives a shareholder a right to sell back shares to us upon death or disability. A SPA gives a shareholder a right to sell back shares to us upon death or retirement (for employees) and requires us to purchase shares upon the termination of the shareholder's employment. As of March 13, 2012, holders of 5,191,040 shares of Legacy Class A Common Stock subject to RSTRAs, STRAs or SPAs have agreed to terminate those agreements upon completion of the offering made by this prospectus; after completion of the offering, 123,392 shares will remain subject to RSTRAs, STRAs or SPAs. Shareholders' rights to require us to purchase shares under RSTRAs, STRAs and SPAs are subject to restrictions in our credit facilities and under state law.

          RSTRAs and STRAs only apply to shares of Legacy Class A Common Stock. As a result, each of the agreements will terminate when the underlying Legacy Class A Common Stock converts to Class A Common Stock, which will occur no later than 360 days after the date of this prospectus. SPAs will terminate 30 days after the conversion of the underlying Legacy Class A Common Stock into Class A Common Stock. In 2010 and 2011, we repurchased shares under RSTRAs for aggregate consideration of $0.7 million and $3.0 million, respectively. We repurchased no shares under SPAs or STRAs in those years. We are unable to determine the extent we will be requested to purchase shares under the RSTRAs, STRAs or SPAs.

Restated Stock Transfer Restriction Agreement

          Each shareholder party to a RSTRA has the right to sell all or some shares to us upon retirement or disability. If that right is exercised, the sale will take place in three installments over a two-year period: up to one-third of the shares on the date of the retirement or disability; between one-third and two-thirds of the shares on the first anniversary of the retirement or disability; and any remaining shares on the second anniversary of the retirement or disability. If a shareholder sells shares with a price more than $1.0 million at any of those installment sale dates, we may, at our option, pay $1.0 million on the sale date and half of the remaining amount on each of the first and second anniversaries of the sale date.

          Successors in interest to shareholders party to a RSTRA may, upon the death of a shareholder, sell up to half of the shares held at death to us and any remaining shares on the first anniversary of the shareholder's death. When a sale right is exercised after a shareholder's death, we have the option of paying the purchase price in two equal annual installments.

          The price for repurchases under a RSTRA is the fair market value of the shares subject to the RSTRA measured as of the last day of the fiscal quarter immediately preceding the quarter in which the retirement, death or disability occurred or in which the applicable anniversary of the retirement, death or disability occurs. After completion of the offering made by this prospectus, the fair market value of the shares will be the trading value of the Class A Common Stock.

          We have a right of first refusal to purchase the shares subject to the RSTRA on the same terms, including price, as those on which a shareholder subject to the RSTRA attempts to sell his or her shares to a bona fide purchaser.

          If a shareholder retires, dies or is disabled, in some circumstances we have the option to purchase any of the shares held by the shareholder or the shareholder's successor on the terms of the RSTRA. If a shareholder leaves the service of ESCO for any reason other than death, retirement or disability, we have 90 days from the date of departure to purchase the shares at the price then in effect for purchases under the RSTRA.

          If a shareholder has not agreed to terminate the RSTRA upon the completion of the offering made by this prospectus, the RSTRA terminates on the earlier of (1) conversion of the shareholder's Legacy Class A Common into Class A Common Stock or (2) the closing date of a sale of assets or merger pursuant to which our shareholders receive publicly traded securities in respect of Legacy Class A Common Stock.

Stock Transfer Restriction Agreement

          Each shareholder party to a STRA has the right to sell all or some shares to us upon death or disability. We may elect to pay 25% of the purchase price on the sale date and the remaining 75% in 12 equal quarterly installments. The price for purchases under a STRA is the fair market value of the shares subject to the STRA as determined by our Board of Directors. After completion of the offering made by this prospectus, the fair market value of the shares will be the trading value of the Class A Common Stock.

          We have a right of first refusal to purchase the shares subject to a STRA on the same terms, including price, as those on which a shareholder subject to a STRA attempts to sell his or her shares to a bona fide purchaser.

          STRAs terminate on the earlier of (1) conversion of the shareholder's Legacy Class A Common into Class A Common Stock or (2) the closing date of a sale of assets or merger pursuant to which our shareholders receive publicly traded securities in respect of Legacy Class A Common Stock.

Stock Purchase Agreement

          Shares subject to an SPA may only be sold or transferred in accordance with that SPA. Each shareholder party to an SPA must sell applicable shares to us upon death or termination of the shareholder's employment or service as a director. Shareholders who have not agreed to terminate their SPAs upon completion of the offering may require us to purchase their Class A Common Stock for 30 days after the conversion of those shares from Legacy Class A Common Stock into Class A Common Stock. The purchase price is equal to the book value per share on the last day of the most recently completed fiscal year, as adjusted to exclude items such as LIFO, accumulated other comprehensive loss for pension accounting and similar items. The repurchase price that will apply for 2012 is $11.05 per share.

Anti-Takeover Provisions

Articles of Incorporation and Bylaws

          Our articles of incorporation and bylaws, as in effect upon the completion of the offering made by this prospectus, contain provisions that may delay or prevent a change in control of our company or changes in our management, including provisions that:

  •
  authorize "blank check" preferred stock, which could be issued without shareholder approval and could have voting, liquidation, dividend and other rights superior to our common stock;

  •
  create a classified board of directors whose members serve staggered three-year terms;

  •
  provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

  •
  require a two-thirds vote of the holders of our Class A Common Stock, Legacy Class A Common Stock, and Class B Common Stock, voting as a single group, to amend specified provisions of our articles of incorporation and bylaws.

          These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

Oregon Business Combination Act

          We are subject to the Oregon Business Combination Act, which prohibits an Oregon corporation from engaging in any business combination with any interested shareholder for three years after the date the shareholder became an interested shareholder, with the following exceptions:

  •
  before the combination or transaction date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

  •
  upon completion of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested shareholder) (i) those shares owned by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or an exchange offer; or

  •
  on or after that date, the business combination is approved by the board of directors and authorized at an annual or a special meeting of the shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder.

          In general, the Oregon Business Combination Act defines "business combination" to include the following:

  •
  any merger or consolidation involving the corporation or any direct or indirect majority owned subsidiary of the corporation and the interested shareholder or any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested shareholder and as a result of such merger or consolidation the transaction is not excepted as described above;

  •
  any sale, transfer, pledge or other disposition (in one transaction or a series) of 10% or more of the assets of the corporation involving the interested shareholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested shareholder; or

  •
  the receipt by the interested shareholder of the benefit of any losses, advances, guarantees, pledges or other financial benefits by or through the corporation.

          In general, the Oregon Business Combination Act defines an "interested shareholder" as an entity or a person who, together with the person's affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested shareholder status owned, 15% or more of the outstanding voting stock of the corporation.

Oregon Control Share Act

          We are subject to the Oregon Control Share Act, which regulates the process by which a person may acquire control of certain Oregon corporations without the consent of the corporation's board of directors. Under the Oregon Control Share Act a person who acquires voting stock in a transaction that results in the person holding more than 20%, 33 1/3% or 50% of the total voting power cannot vote the shares it acquires in the acquisition. This restriction does not apply if voting rights are given to the control shares by both:

  •
  the holders of a majority of the outstanding voting shares, excluding the control shares held by the acquirer and shares held by officers and employee directors, and

  •
  the holders of a majority of the outstanding voting shares, including the control shares held by such person and shares held by officers and employee directors.

          The acquirer may, but is not required to, submit to the target company an "acquiring person statement" including specific information about the acquirer and its plans for the corporation. The acquiring person statement may also request that the corporation call a special meeting of shareholders to determine whether the control shares will be allowed voting rights. If the acquirer does not request a special meeting of shareholders, the issue of voting rights of control shares will be considered at the next annual or special meeting of shareholders that is held more than 60 days after the date of the acquisition of control shares. If the acquirer's control shares are allowed voting rights and represent a majority of all voting power, shareholders who do not vote in favor of voting rights for the control shares will have the right to receive the appraised fair value of their shares, which may not be less than the highest price paid per share by the acquirer for the control shares.

          Shares are not deemed to be acquired in a control share acquisition if, among other things, they are acquired from the issuing corporation, or are issued pursuant to a plan of merger or exchange effected in compliance with the Oregon Business Corporation Act and the issuing corporation is a party to the merger or exchange agreement.

Listing

          We have applied to list our common stock on The NASDAQ Global Market under the symbol "ESCO."

Transfer Agent and Registrar

          The transfer agent and registrar for our Class A Common Stock is American Stock Transfer & Trust Company, LLC. The transfer agent's address is Operations Center, 6201 15th Avenue, Brooklyn, NY 11219.

SHARES ELIGIBLE FOR FUTURE SALE

          The Class A Common Stock to be sold in the offering made by this prospectus is a new class of common stock, none of which will be outstanding until issuance in connection with the offering. There has not been a public market for our Class A Common Stock. Nevertheless, future sales of substantial amounts of our Class A Common Stock, including shares issued upon exercise of options or stock appreciation rights or conversion of our Legacy Class A Common Stock or Class B Common Stock, or the possibility of these sales, in the public market, could cause the market price of our Class A Common Stock to fall or impair our ability to raise equity capital. In addition, future sales of substantial amounts of our Legacy Class A Common Stock could cause the market price of our Class A Common Stock to fall or impair our ability to raise equity capital, although there is no public market for our Legacy Class A Common Stock and we do not plan to list the shares of Legacy Class A on any exchange or otherwise facilitate the creation of a public market.

          Upon completion of the offering made by this prospectus and assuming no exercise by the underwriters of their option to purchase additional shares, the outstanding shares of capital stock will be        shares of Class A Common Stock,        shares of Legacy Class A Common Stock and 6,668,640 shares of Class B Common Stock.

          The        shares of Class A Common Stock sold in the offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by our affiliates, as that term is defined in Rule 144 under the Securities Act. The        shares of Class A Common Stock not sold in the offering, the        shares of our Legacy Class A Common Stock and the 6,668,640 shares of our Class B Common Stock held by our existing holders will be "restricted securities", as that term is defined in Rule 144, and will only be available for public sale if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, both of which are summarized below.

                 Shares of Class A Common Stock will be held by our ESOP as a result of the conversion of the outstanding Class C Preferred Stock into Class A Common Stock as a result of the offering. Shares allocated to an ESOP participant's account are distributed to the participant at death, disability, retirement at age 65 or other termination of employment. Of these shares,             have been allocated to persons that have entered into lockup agreements described below. The remaining        shares will be immediately eligible for sale following the offering in the public market under Rule 144 or Rule 701 upon the distribution of the shares to an ESOP participant.

          Each share of Legacy Class A Common Stock outstanding 180 days after the offering will automatically convert into one-half share of Class A Common Stock and one-half share of Legacy Class A Common Stock, and each share of Legacy Class A Common Stock outstanding 360 days after the offering will automatically convert into one share of Class A Common Stock. Only the        shares of Legacy Class A Common Stock owned by our executive officers and directors and all of the shares of Class B Common Stock will be subject to lockup agreements described below. We expect the remaining       shares of Class A Common Stock issuable upon the conversion of the Legacy Class A Common Stock will be eligible for sale in the public market pursuant to Rule 144 or Rule 701. There is, however, no public market for our Legacy Class A Common Stock and we do not plan to list the shares of Legacy Class A on any exchange or otherwise facilitate the creation of a public market.

          In addition, each share of Class B Common Stock transferred to a person other than those specified in our articles of incorporation will convert into one share of Legacy Class A Common Stock or Class A Common Stock depending on the date of transfer. The shares of Class B Common Stock, and any shares of Class A Common Stock or Legacy Class A Common Stock issuable upon conversion of the Class B Common Stock, will be eligible for sale pursuant to

Rule 144 upon the expiration of the lockup agreement entered into with the holder of the Class B Common Stock.

Lockup Agreements

          At March 31, 2012 and giving effect to the shares to be sold by selling shareholders in the offering, our officers and directors beneficially own an aggregate of        shares of our Legacy Class A Common Stock, 6,668,640 shares of our Class B Common Stock and         shares of our Class C Preferred Stock. These shares are convertible into an aggregate of        shares of our Class A Common Stock as described in "Explanatory Note Regarding Changes to Our Capital Stock." Each officer and director has agreed with the underwriters not to dispose of or hedge any Class A Common Stock or securities convertible into or exchangeable for shares of Class A Common Stock for 180 days after the date of this prospectus, except with the prior written consent of each of the representatives of the underwriters. This agreement is subject to certain exceptions and is subject to extension for up to an additional 34 days, as described in "Underwriting."

Rule 144

          In general, a person who beneficially owns restricted shares of any class of our common stock (shares not purchased in a registered public offering) for at least six months is entitled to sell those shares, if that person is not our affiliate at the time of the sale or at any time during the 90 days preceding the sale. A person who beneficially owns restricted shares of our common stock for at least six months and who is our affiliate at the time of the sale or was our affiliate any time during the 90 days preceding the sale is subject to additional restrictions on the sale of the shares. Those additional restrictions limit the number of securities the person may sell within any three-month period to the number of shares that does not exceed the greater of the following:

  •
  1% of the number of shares of the applicable class of common stock then outstanding, which, in the case of our Class A Common Stock, equals approximately       shares based on the number of shares of Class A Common Stock outstanding as of       , 2012; or

  •
  with respect to Class A Common Stock, the average weekly trading volume of the Class A Common Stock on The NASDAQ Global Market during the four calendar weeks before the filing of a notice on Form 144 with respect to the sale.

          Sales by or on behalf of affiliates under Rule 144 must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

          In general, Rule 701 allows a shareholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not an affiliate of ours during the immediately preceding 90 days to sell these shares under Rule 144, but without compliance with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling shares pursuant to Rule 701. The shares that may be sold in compliance with Rule 701 that are subject to lockup agreements described above and under "Underwriting" below will not be eligible for sale until expiration or waiver of the restrictions set forth in those agreements.

Stock Plans

          We plan to file a registration statement on Form S-8 to cover shares of Class A Common Stock under our 2000 Stock Incentive Plan, our 2010 Stock Incentive Plan and our ESOP. Resale of these registered shares may occur only after conversion of the shares underlying plan awards into Class A Common Stock and the expiration of any contractual lockup periods.

 MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
TO NON-U.S. HOLDERS

          The following is a summary of the material United States federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our Class A Common Stock purchased pursuant to the offering made by this prospectus. This discussion is not a complete analysis of all the potential United States federal income tax consequences relating thereto, nor does it address any estate and gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other United States federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service ("IRS"), all as in effect as of the date of the offering made by this prospectus. These authorities may change, possibly retroactively, resulting in United States federal income tax consequences different from those discussed below.

          This discussion is limited to non-U.S. holders who purchase our Class A Common Stock pursuant to the offering made by this prospectus and who hold our Class A Common Stock as a "capital asset" within the meaning of the Internal Revenue Code (generally, property held for investment). This discussion does not address all of the United States federal income tax consequences that may be relevant to a particular holder in light of such holder's particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the United States federal income tax laws, including, without limitation, shareholders, partners, beneficiaries or other owners of a person holding our Class A Common Stock; former citizens or residents of the United States subject to tax as expatriates; partnerships or other entities treated as partnerships for U.S. federal income tax purposes; corporations that accumulate earnings to avoid United States federal income tax; financial institutions; insurance companies; brokers, dealers or traders in securities, commodities or currencies; tax-exempt organizations; tax-qualified retirement plans; persons that own, or have owned, actually or constructively, more than 5% of our Class A Common Stock; and persons holding our Class A Common Stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy.

          PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS OR ANY OTHER UNITED STATES FEDERAL TAX LAWS OR UNDER ANY APPLICABLE TAX TREATY.

Definition of Non-U.S. Holder

          For purposes of this discussion, a non-U.S. holder is a person that is not a "U.S. person" for United States federal income tax purposes. A U.S. person is any of the following:

  •
  an individual citizen or resident of the United States;

  •
  a corporation or partnership (including any entity treated as such for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate the income of which is subject to United States federal income tax regardless of its source; or

  •
  a trust (1) the administration of which is subject to the primary supervision of a United States court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

          An individual may be treated as a resident of the United States in any calendar year by being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending in that calendar year. For purposes of determining days present in the United States, certain days that an individual is actually present in the United States are not taken into account. In addition, the 183-day test is determined by counting all of the days the individual is treated as being present in the current year, one-third of such days in the immediately preceding year and one-sixth of such days in the second preceding year.

Distributions on Our Class A Common Stock

          If we make distributions of cash or other property on our Class A Common Stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our current and accumulated earnings and profits generally will constitute a return of capital and will first be applied against and reduce a non-U.S. holder's tax basis in the Class A Common Stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of the Class A Common Stock and will be treated as described under "Gain on Disposition of Our Class A Common Stock" below.

          Dividends paid to a non-U.S. holder of our Class A Common Stock, except as provided below with respect to dividends that are treated as effectively connected with the non-U.S. holder's conduct of a trade or business in the United States, will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder's qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

          Dividends we pay to a non-U.S. holder that are treated as effectively connected with such holder's United States trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) are not subject to United States federal withholding tax. Instead, such dividends generally will be subject to United States federal income tax on a net income basis at regular graduated United States federal income tax rates in much the same manner as if such holder were a resident of the United States. To inform us that dividends are not subject to United States federal withholding tax, the non-U.S. holder generally must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form). This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders are encouraged to consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

          A non-U.S. holder who claims the benefit of an income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders are encouraged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on Disposition of Our Class A Common Stock

          Subject to the discussions below regarding backup withholding and legislation relating to foreign entities that do not comply with new disclosure requirements, a non-U.S. holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our Class A Common Stock, unless:

  •
  the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year of the disposition (but nevertheless is treated as a nonresident alien because some or all of those days were not taken into account for purposes of determining whether the individual is a U.S. resident under the 183-day test described in the definition of "non-U.S. holder" above);

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

  •
  we are, or have been, a United States real property holding corporation ("USRPHC") for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder's holding period for our Class A Common Stock and our Class A Common Stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or other disposition occurs. Generally, we will be a USRPHC if the fair market value of our United States real property interests equals or exceeds 50% of the sum of the fair market value of our other trade or business assets, our United States real property interests, and our foreign real property interests, all as determined under applicable Treasury Regulations. Although we believe we are not and do not anticipate becoming a USRPHC for United States federal income tax purposes, no assurances can be made in this regard.

          Gain realized on a sale of our Class A Common Stock by a non-U.S. holder described in the first bullet point above will be subject to United States federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by United States source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

          Gain described in the second and third bullet points above will be subject to United States federal income tax on a net income basis at regular graduated United States federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation that realizes gain described in the second bullet point above also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. In addition, if we are determined to be a USRPHC and our Class A Common Stock has ceased to be traded on an established securities market, as described in the third bullet point above, then a purchaser may be required to withhold 10% of the proceeds payable to a non-U.S. holder from a sale or other taxable disposition of our Class A Common Stock. This 10% withholding, if applicable, is not an additional tax, and amounts withheld may be credited against the non-U.S. holder's federal income tax liability. Non-U.S. holders are encouraged to consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

          We generally must report annually to the IRS and to each non-U.S. holder the amount of distributions on our Class A Common Stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

          The gross amount of dividends paid to a non-U.S. holder subject to information reporting that fails to certify its non-U.S. holder status in accordance with applicable Treasury Regulations may be subject to backup withholding, currently at a 28% rate. In addition, information reporting and backup withholding may apply to the proceeds from a sale or other disposition of our Class A Common Stock, if the non-U.S. holder fails to certify its non-U.S. status. Generally, a non-U.S. holder furnishes the required certification by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, as applicable. Notwithstanding the foregoing, backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

          Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's United States federal income tax liability, provided the required information is timely furnished to the IRS.

Legislation Imposing Withholding Tax on Foreign Entities That Do Not Comply with New Disclosure Requirements.

          U.S. legislation enacted in 2010 generally will impose a 30% withholding tax on certain payments to non-U.S. financial institutions and certain other non-U.S. nonfinancial entities. Under transition rules, the withholding would apply to dividends paid in respect of our Class A Common Stock after December 31, 2013 and gross proceeds from the sale or other disposition of our Class A Common Stock after December 31, 2014. The tax will not apply, however, if the applicable non-U.S. entity satisfies certain due diligence and disclosure requirements (generally relating to ownership by U.S. persons in or accounts with the non-U.S. entity). Other exceptions also may apply. Non-U.S. holders are encouraged to consult their own tax advisors regarding the potential application of the new withholding tax based upon their particular circumstances.

UNDERWRITING

          We, the selling shareholders and the underwriters named below, have entered into an underwriting agreement with respect to the shares of Class A Common Stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters

Number of Shares
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC
Robert W. Baird & Co. Incorporated
KeyBanc Capital Markets Inc.
BMO Capital Markets Corp.

Total

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional                          shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The following tables show the per share and total underwriting discounts to be paid to the underwriters by us and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase                          additional shares.

Paid by Us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Shareholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance, and subject to the underwriters' right to reject any order in whole or in part.

          Our officers, directors and the holder of our Class B Common Stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their Class A Common Stock or securities convertible into or exchangeable for shares of Class A Common Stock (including shares of Legacy Class A Common Stock and Class B Common Stock), and we have agreed not to issue shares of Class A Common Stock, during the period from the date of this prospectus through 180 days after the date of this prospectus, except with the prior written consent of each of the representatives. These agreements are subject to exceptions, including issuances of securities under existing stock incentive plans or as consideration in acquisitions, provided that the aggregate number of shares of Class A Common Stock issued or issuable in acquisitions may not exceed    % of the shares offered by this prospectus and that the recipient of those securities must agree to be bound by the lockup restrictions described in this paragraph. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

          The 180-day restricted period described in the preceding paragraph will be automatically extended if (1) during the last 17 days of the 180-day restricted period the Company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of an 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

          Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          We have applied to have our Class A Common Stock listed on The NASDAQ Global Market under the symbol "ESCO."

          In connection with the offering, the underwriters may purchase and sell shares of Class A Common Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A Common Stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A Common Stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A Common Stock and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A Common Stock. As a result, the price of our Class A Common Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The NASDAQ Global Market, in the over-the-counter market or otherwise.

          The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered.

          We estimate that the total expenses of the offering that we expect to pay, excluding underwriting discounts, but including certain expenses of the selling shareholders, will be approximately $             .

          We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

          The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Goldman Sachs was the initial purchaser in a Rule 144A offering of our debt securities and provided investment banking services to us in connection with the divestiture of our Integrated Manufacturing Group, each of which occurred in 2006. Morgan Stanley was also an initial purchaser in our Rule 144A offering and provided advice to us in connection with the creation of our Employee Stock Ownership Plan in 2006. Wells Fargo Bank N.A. and KeyBank National Association have lending commitments under our senior secured credit facility. KeyBank also advised us in our 2006 divestiture of our Engineered Metals Group.

          In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  (d)
  in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

          Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

          The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued to or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong

(except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"); (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the shares are subscribed or purchased under Section 275 by a relevant person which is (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except (1) to an institutional investor under Section 274 of the SFA or a relevant person, or to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

          The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the "Financial Instruments and Exchange Law"), and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

 LEGAL MATTERS

          Certain legal matters with respect to the legality of the shares of Class A Common Stock offered in this prospectus will be passed upon for us by Stoel Rives LLP, Portland, Oregon. The underwriters are being represented by Davis Polk & Wardwell LLP, Menlo Park, California, in connection with the offering.

EXPERTS

          The consolidated financial statements as of December 31, 2010 and 2011 and for each of the three years in the period ended December 31, 2011 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A Common Stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A Common Stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract (or other document) are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

          You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers that file electronically with the SEC. The address of that website is www.sec.gov.

          After the offering made by this prospectus, we will file with the SEC periodic reports, proxy statements and other information required by the Securities Exchange Act of 1934. We also maintain a website at www.escocorp.com at which, following the completion of this offering, you may access these materials after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ESCO Corporation:

          In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of cash flows and of contingently redeemable equity securities and shareholders' equity present fairly, in all material respects, the financial position of ESCO Corporation and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Portland, Oregon
March 14, 2012

ESCO Corporation

CONSOLIDATED STATEMENTS OF EARNINGS

For the years ended December 31, 2011, 2010 and 2009

(in thousands, except per share data)	2011	2010	2009
Net sales	$1,122,337	$849,481	$680,390
Cost of goods sold	823,684	626,883	507,115

Gross profit	298,653	222,598	173,275
Operating expenses
Selling and administrative expenses	199,810	147,881	112,535
Restructuring and other	1,008	748	6,332

Operating profit	97,835	73,969	54,408
Interest income	(530)	(704)	(420)
Interest expense	14,310	24,414	26,646
Loss on early extinguishment of debt	—	13,013	—
Other expense (income), net	1,815	(731)	(1,091)

Earnings from continuing operations before income taxes	82,240	37,977	29,273
Income tax expense	27,349	9,423	8,487

Earnings from continuing operations, net of tax	54,891	28,554	20,786
Earnings from discontinued operations, net of tax	—	—	306

Net earnings	54,891	28,554	21,092
Less: net earnings attributable to the non-controlling interests — continuing operations	(6,510)	(4,634)	(2,537)
Less: net earnings attributable to the non-controlling interests — discontinued operations	—	—	(141)

Net earnings attributable to ESCO shareholders	48,381	23,920	18,414
Valuation adjustment on Class C Preferred Stock	13,549	(16,521)	7,933

Net earnings attributable to ESCO common shareholders	$61,930	$7,399	$26,347

Earnings per weighted average share outstanding (Note 25)
Basic:
Earnings from continuing operations allocated to ESCO common shareholders	$56.51	$6.81	$24.18
Earnings from discontinued operations allocated to ESCO common shareholders	—	—	0.15

Net earnings allocated to ESCO common shareholders	$56.51	$6.81	$24.33

Diluted:
Earnings from continuing operations allocated to ESCO common shareholders	$38.61	$6.62	$15.16
Earnings from discontinued operations allocated to ESCO common shareholders	—	—	0.14

Net earnings allocated to ESCO common shareholders	$38.61	$6.62	$15.30

Weighted average shares outstanding (Note 25)
Basic	1,096	1,086	1,083
Diluted	1,253	1,118	1,204
Amounts attributable to ESCO common shareholders
Earnings from continuing operations, net of tax	$61,930	$7,399	$26,182
Earnings from discontinued operations, net of tax	—	—	165

Net earnings attributable to ESCO common shareholders	$61,930	$7,399	$26,347

Pro forma earnings per share from continuing operations allocated to ESCO shareholders (unaudited)
Basic	$1.23	$0.63	$0.49
Diluted	$1.21	$0.61	$0.47
Pro forma weighted average shares outstanding (unaudited)
Basic	39,200	38,176	37,408
Diluted	40,096	39,200	38,528
Pro forma earnings from continuing operations attributable to ESCO shareholders (unaudited)	$48,381	$23,920	$18,249

The accompanying notes are an integral part of these consolidated financial statements.

ESCO Corporation

CONSOLIDATED BALANCE SHEETS

As of December 31, 2011 and December 31, 2010

(in thousands, except per share data)	2011	2010	2011 Pro forma Shareholders' Equity
			(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$56,818	$114,101
Trade accounts receivable, net of reserves of $1,847 and $1,232	182,815	140,000
Inventories	177,057	105,435
Deferred income taxes	11,844	7,631
Prepaid expenses and other current assets	18,906	15,100

Total current assets	447,440	382,267
Property and equipment, net	195,122	167,446
Intangibles, net	24,775	14,379
Goodwill	63,206	57,608
Deferred income taxes	56,391	58,015
Long-term investments	30,249	30,749
Other noncurrent assets	37,047	15,298

TOTAL ASSETS	$854,230	$725,762

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$86,171	$65,693
Accrued payroll, payroll taxes and benefits	46,103	36,908
Other accrued liabilities	39,496	30,227
Dividends payable	12,665	1,026
Short-term debt	4,608	70,338
Current portion of long-term debt	13,061	11,502

Total current liabilities	202,104	215,694
Long-term debt, net of current portion	272,906	191,474
Deferred income taxes	5,156	2,140
Accrued pension and other retirement costs	89,762	76,192
Other long-term liabilities	6,775	12,700

TOTAL LIABILITIES	576,703	498,200

Commitments and contingencies — See Note 18
Contingently redeemable equity securities
Class C Preferred Stock, 205,000 authorized, 186,580 and 188,354 outstanding, actual; no shares authorized or outstanding, pro forma (unaudited)	114,587	107,691	$—
Legacy Class A Common Stock, 5,000,000 authorized, 888,095 and 890,294 outstanding, actual; 28,419,040 shares outstanding, pro forma (unaudited)	117,147	113,954	2,720
Equity:
ESCO shareholders' equity (deficit)
Class A Common Stock, no shares authorized and outstanding, actual; 300,000,000 shares authorized, 5,970,549 shares outstanding, pro forma (unaudited)			114,587
Legacy Class A Common Stock, 5,000,000 authorized, 888,095 and 890,294 outstanding, actual; 100,000,000 shares authorized, 28,419,040 shares outstanding, pro forma (unaudited)	—	—	114,427
Class B Common Stock, 243,737 authorized, 208,395 and 208,395 outstanding, actual; 21,000,000 shares authorized, 6,668,640 outstanding, pro forma (unaudited)	10,343	10,343	10,343
Retained earnings (accumulated deficit)	52,407	(9,405)	52,407
Accumulated other comprehensive loss	(37,556)	(9,802)	(37,556)

Total ESCO shareholders' equity (deficit)	25,194	(8,864)	254,208
Non-controlling interests	20,599	14,781	20,599

Total equity	45,793	5,917	$274,807

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$854,230	$725,762

The accompanying notes are an integral part of these consolidated financial statements.

ESCO Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2011, 2010 and 2009

(in thousands)	2011	2010	2009
Cash flows from operating activities
Net earnings from continuing operations	$54,891	$28,554	$21,092
Earnings from discontinued operations	—	—	(306)
Adjustments to reconcile earnings from continuing operations, net of tax, to net cash provided by operating activities:
Depreciation and amortization	34,725	29,204	26,817
Loss on early extinguishment of debt	—	13,013	—
Non-cash compensation	30,879	24,937	16,504
Non-cash post-retirement benefit expense	5,785	5,440	3,082
Loss on asset dispositions	1,392	787	2,778
Deferred income taxes	7,343	(6,090)	(5,898)
Other non-cash operating activities	4,412	1,544	(1,252)
Change in operating assets and liabilities:
Trade accounts receivable	(34,415)	(18,840)	37,203
Inventories	(64,787)	(19,438)	24,101
Prepaid expenses and other assets	(3,965)	1,557	949
Accounts payable, accrued expenses and other	16,378	17,660	(36,411)
Net cash provided by operating activities — discontinued operations	—	—	166

Net cash provided by operating activities	52,638	78,328	88,825

Cash flows from investing activities
Capital expenditures	(52,879)	(20,516)	(14,114)
Proceeds from sale of property and equipment	1,395	1,349	1,408
Business acquisitions, net of cash acquired	(38,359)	(33,770)	(165)
Investment in unconsolidated affiliates	(22,807)	(2,255)	9,383
Investment in other assets	(1,492)	(1,528)	(1,481)
Net cash used in investing activities — discontinued operations	—	—	(271)

Net cash used in investing activities	(114,142)	(56,720)	(5,240)

The accompanying notes are an integral part of these consolidated financial statements.

ESCO Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

For the years ended December 31, 2011, 2010 and 2009

(in thousands)	2011	2010	2009
Cash flows from financing activities
Proceeds from debt	$84,704	$271,350	$2,664
Payments on debt	(69,537)	(306,667)	(6,533)
Debt issuance costs	(177)	(5,116)	—
Bond premium paid on debt extinguishment	—	(8,626)	—
Deferred equity issuance costs	(1,980)	—	—
Dividends paid	(5,934)	(26,873)	(26,097)
Common stock issued	133	857	129
Common stock retired	(2,999)	(710)	(1,010)
Preferred stock retired	(1,524)	(727)	(1,105)

Net cash provided by (used in) financing activities	2,686	(76,512)	(31,952)

Effect of exchange rate changes	1,535	518	3,687

Net (decrease) increase in cash and cash equivalents	(57,283)	(54,386)	55,320
Cash and cash equivalents at beginning of year	114,101	168,487	113,167

Cash and cash equivalents at end of year	$56,818	$114,101	$168,487

Cash paid during the year for
Interest	$10,696	$21,876	$22,206
Income taxes	$22,164	$4,258	$15,393
Non-cash activities
Cash dividends declared, not yet paid	$12,665	$1,026	$12,355
The accompanying notes are an integral part of these consolidated financial statements.

ESCO Corporation

CONSOLIDATED STATEMENT OF CONTINGENTLY REDEEMABLE EQUITY SECURITIES AND SHAREHOLDERS' EQUITY

For the years ended December 31, 2011, 2010 and 2009

	CONTINGENTLY REDEEMABLE EQUITY SECURITIES
	Number of Shares		Preferred Stock	Common Stock
(in thousands, except share data)	Class C Preferred Stock Allocated ESOP	Legacy Class A Common Stock	Class C Preferred Stock ESOP	Legacy Class A Common Stock
Balance, December 26, 2008	78,222	149,619	$60,028	$65,324
Net earnings
Foreign currency translation
Change in employee benefit plan liability, net of tax of $2,075
Amortization of employee benefit plan liability, net of tax of ($265)
Comprehensive income
Cash dividends declared $10.00 per common share
Stock issued upon exercise of options		3,415		129
Stock retired for cash	(1,526)	(2,230)	(1,105)	(34)
Acquisition of non-controlling interest in Soldering
Non-controlling interest of previously unconsolidated subsidiary
Tax benefit on stock incentive awards				20
Contingently redeemable shares valuation adjustment			(7,933)	698
Release of ESOP shares	22,525		16,504
Tax benefit of allocation of ESOP shares			3,717

Balance, December 31, 2009	99,221	150,804	$71,211	$66,137

Net earnings
Foreign currency translation
Change in employee benefit plan liability, net of tax of $1,062
Amortization of employee benefit plan liability, net of tax of ($503)
Derivatives, net of tax of $237
Comprehensive income
Cash dividends declared $11.00 per common share
Stock issued upon exercise of options		16,575		857
Stock retired for cash	(971)	(1,797)	(727)	(37)
Tax benefit on stock incentive awards				13
Contingently redeemable shares valuation adjustment			16,521	46,984
Release of ESOP shares	22,527		17,259
Tax benefit of allocation of ESOP shares			3,427

Balance, December 31, 2010	120,777	165,582	$107,691	$113,954

Net earnings
Foreign currency translation
Change in employee benefit plan liability, net of tax of $7,880
Amortization of employee benefit plan liability, net of tax of ($850)
Derivatives, net of tax of $2,778
Comprehensive income
Hydra China initial non-controlling interest
Cash dividends declared $11.00 per common share
Stock issued upon exercise of options		2,625		133
Stock-based compensation		532		17,939
Stock retired for cash	(1,774)	(5,432)	(1,524)
Share transfer		2,741		1,934
Tax benefit on stock incentive awards
Contingently redeemable shares valuation adjustment			(13,549)	(16,813)
Release of ESOP shares	22,525		19,455
Tax benefit of allocation of ESOP shares			2,514

Balance, December 31, 2011	141,528	166,048	$114,587	$117,147

The accompanying notes are an integral part of these consolidated financial statements.

ESCO Corporation

CONSOLIDATED STATEMENT OF CONTINGENTLY REDEEMABLE EQUITY SECURITIES AND SHAREHOLDERS' EQUITY (Continued)

For the years ended December 31, 2011, 2010 and 2009

	ESCO SHAREHOLDERS' EQUITY
	Number of Shares			Preferred Stock		Common Stock
(in thousands, except share data)	Class C Preferred Stock Unallocated ESOP	Legacy Class A Common Stock	Class B Common Stock	Class C Preferred Stock Allocated ESOP	Class C Preferred Unallocated ESOP	Legacy Class A Common Stock	Class B Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance, December 26, 2008	112,629	724,712	208,395	$130,803	$(130,803)	$—	$11,814	$35,277	$(35,361)	$11,730
Net earnings								18,414		18,414
Foreign currency translation									21,313	21,313
Change in employee benefit plan liability, net of tax of $2,075									(3,330)	(3,330)
Amortization of employee benefit plan liability, net of tax of ($265)									691	691

Comprehensive income										37,088

Cash dividends declared $10.00 per common share								(10,839)		(10,839)
Stock issued upon exercise of options										—
Stock retired for cash								(977)		(977)
Acquisition of non-controlling interest in Soldering						(6,172)	(1,471)		1,554	(6,089)
Non-controlling interest of previously unconsolidated subsidiary										—
Tax benefit on stock incentive awards										—
Contingently redeemable shares valuation adjustment						6,172		1,063		7,235
Release of ESOP shares	(22,525)			(26,160)	26,160					—
Tax benefit of allocation of ESOP shares										—

Balance, December 31, 2009	90,104	724,712	208,395	$104,643	$(104,643)	$—	$10,343	$42,938	$(15,133)	$38,148

Net earnings								23,920		23,920
Foreign currency translation									7,073	7,073
Change in employee benefit plan liability, net of tax of $1,062									(2,437)	(2,437)
Amortization of employee benefit plan liability, net of tax of ($503)									1,074	1,074
Derivatives, net of tax of $237									(379)	(379)

Comprehensive income										29,251

Cash dividends declared $11.00 per common share								(12,085)		(12,085)
Stock issued upon exercise of options										—
Stock retired for cash								(673)		(673)
Tax benefit on stock incentive awards										—
Contingently redeemable shares valuation adjustment								(63,505)		(63,505)
Release of ESOP shares	(22,527)			(26,161)	26,161					—
Tax benefit of allocation of ESOP shares										—

Balance, December 31, 2010	67,577	724,712	208,395	$78,482	$(78,482)	$—	$10,343	$(9,405)	$(9,802)	$(8,864)

Net earnings								48,381		48,381
Foreign currency translation									(9,268)	(9,268)
Change in employee benefit plan liability, net of tax of $7,880									(15,557)	(15,557)
Amortization of employee benefit plan liability, net of tax of ($850)									1,703	1,703
Derivatives, net of tax of $2,778									(4,632)	(4,632)

Comprehensive income										20,627

Hydra China initial non-controlling interest										—
Cash dividends declared $11.00 per common share								(12,059)		(12,059)
Stock issued upon exercise of options										—
Stock based compensation		76				61				61
Stock retired for cash								(2,999)		(2,999)
Share transfer		(2,741)				(1,934)				(1,934)
Tax benefit on stock incentive awards										—
Contingently redeemable shares valuation adjustment						1,873		28,489		30,362
Release of ESOP shares	(22,525)			(26,160)	26,160					—
Tax benefit of allocation of ESOP shares										—

Balance, December 31, 2011	45,052	722,047	208,395	$52,322	$(52,322)	$—	$10,343	$52,407	$(37,556)	$25,194

The accompanying notes are an integral part of these consolidated financial statements.

ESCO Corporation

CONSOLIDATED STATEMENT OF CONTINGENTLY REDEEMABLE EQUITY SECURITIES AND SHAREHOLDERS' EQUITY (Continued)

For the years ended December 31, 2011, 2010 and 2009

	NON-CONTROLLING INTERESTS
(in thousands)	Non-controlling Interests	Other Comprehensive Income (Loss)	Total Allocated to Non-controlling Interests	Total Equity
Balance, December 26, 2008	$14,540	$(2,325)	$12,215	$23,945
Net earnings	2,678		2,678	21,092
Foreign currency translation		1,967	1,967	23,280
Change in employee benefit plan liability, net of tax of $2,075				(3,330)
Amortization of employee benefit plan liability, net of tax of ($265)				691

Comprehensive income			4,645	41,733

Cash dividends declared $10.00 per common share	(13,263)		(13,263)	(24,102)
Stock issued upon exercise of options				—
Stock retired for cash				(977)
Acquisition of non-controlling interest in Soldering	1,269	(1,554)	(285)	(6,374)
Non-controlling interest of previously unconsolidated subsidiary	8,746	1,209	9,955	9,955
Tax benefit on stock incentive awards				—
Class A share valuation adjustment				7,235
Release of ESOP shares				—
Tax benefit of allocation of ESOP shares				—

Balance, December 31, 2009	$13,970	$(703)	$13,267	$51,415

Net earnings	4,634		4,634	28,554
Foreign currency translation		351	351	7,424
Change in employee benefit plan liability, net of tax of $1,062				(2,437)
Amortization of employee benefit plan liability, net of tax of ($503)				1,074
Derivatives, net of tax of $237				(379)

Comprehensive income			4,985	34,236

Cash dividends declared $11.00 per common share	(3,471)		(3,471)	(15,556)
Stock issued upon exercise of options				—
Stock retired for cash				(673)
Tax benefit on stock incentive awards				—
Class A share valuation adjustment				(63,505)
Release of ESOP shares				—
Tax benefit of allocation of ESOP shares				—

Balance, December 31, 2010	$15,133	$(352)	$14,781	$5,917

Net earnings	6,510		6,510	54,891
Foreign currency translation		1,174	1,174	(8,094)
Change in employee benefit plan liability, net of tax of $7,880			—	(15,557)
Amortization of employee benefit plan liability, net of tax of ($850)			—	1,703
Derivatives, net of tax of $2,778			—	(4,632)

Comprehensive income			7,684	28,311

Hydra China initial non-controlling interest	3,517		3,517	3,517
Cash dividends declared $11.00 per common share	(5,383)		(5,383)	(17,442)
Stock issued upon exercise of options			—	—
Stock based compensation				61
Stock retired for cash			—	(2,999)
Share transfer				(1,934)
Tax benefit on stock incentive awards			—	—
Class A share valuation adjustment			—	30,362
Release of ESOP shares			—	—
Tax benefit of allocation of ESOP shares			—	—

Balance, December 31, 2011	$19,777	$822	$20,599	$45,793

The accompanying notes are an integral part of these consolidated financial statements.

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS

          ESCO Corporation (ESCO or the Company) is a global provider of highly engineered metal wear parts and replacement products used in mining, infrastructure development, power generation, aerospace and specialized industrial markets. The Company uses its expertise in metallurgy and foundry operations to design, engineer, manufacture and deliver solutions to its customers.

          The Company operates in two reporting segments: the Engineered Products Group (EPG) and the Turbine Technologies Group (TTG). The Chief Executive Officer has been identified as the chief operating decision-maker. See Note 26 — Segment Reporting.

          The Company was founded in 1913 and is headquartered in Portland, Oregon. The Company has subsidiaries in the United States, Canada, the United Kingdom, Belgium, Germany, France, Slovakia, Hong Kong, Indonesia, Australia, South Africa, Argentina, Brazil, Peru, Chile, Mexico, Russia and China.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

          The accompanying consolidated financial statements include the accounts of ESCO and its majority owned and wholly owned subsidiaries. Investments in affiliates in which ESCO has a non-controlling ownership interest are accounted for under the equity method. All intercompany accounts and transactions have been eliminated. Management also evaluates whether an ESCO entity or interest is a variable interest entity and whether ESCO is the primary beneficiary. Consolidation is required if both of these criteria are met. The Company does not have any variable interest entities requiring consolidation.

          Prior to fiscal year 2009, the Company reported on a 52- or 53-week fiscal year consisting of four 13-week periods and ending on the last Friday of the calendar year. Effective December 27, 2008, the Company changed to a calendar year. The Company's fiscal year 2009 began on December 27, 2008 and ended on December 31, 2009, resulting in a 370-day year. Each of the Company's fiscal years 2010 and 2011 began on January 1 and ended on December 31, resulting in a 365-day year. All references to years are references to fiscal years unless otherwise noted.

Reclassifications

          The Company made certain reclassifications to the prior years' financial statements to conform them to the presentation as of and for the year ended December 31, 2011. These reclassifications had no effect on consolidated financial position, shareholders' equity or net cash flows for any of the periods presented.

Use of Estimates

          The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Examples include revenue recognition, inventory valuation, product warranty reserves, allowance for doubtful accounts, fair value measurements, goodwill valuation, estimates of contingencies, intangible asset valuations, pension plan and share-based compensation

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

assumptions, and the assessment of the valuation of deferred income taxes and income tax contingencies. Management believes the estimates used are reasonable. Actual results may differ from those estimates.

Pro Forma Shareholders' Equity (Unaudited)

          The pro forma shareholders' equity column (unaudited) gives effect to the amendment of the Company's Articles of Incorporation to increase the authorized Legacy Class A Common Stock and Class B Common Stock, the 32-for-one stock split, the authorization of the Class A Common Stock, the conversion of Class C Preferred Stock into Class A Common Stock, and the elimination of the contingent redemption feature of the Company's Class C Preferred Stock and all but 123,392 post-split shares of its Legacy Class A Common Stock. Shares of Class C Preferred Stock automatically convert on a one-for-one basis into shares of the Class A Common Stock, which will not be subject to redemption, upon the completion of the Company's initial public offering (IPO). Shares of Legacy Class A Common Stock automatically convert on a one-for-one basis into shares of the Class A Common Stock, which will not be subject to redemption, over a period of up to 360 days after the IPO (up to 390 days with respect to 2,176 post-split shares of Class A Common Stock).

Cash and Cash Equivalents

          All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The carrying value of these investments approximates fair value.

Trade Accounts Receivables, net

          Trade accounts receivables, net of reserves for doubtful accounts, are recorded at the invoiced amount less discounts and do not bear interest. The collectibility of trade accounts receivable is regularly evaluated based on a combination of factors such as customer creditworthiness, past transaction history with the customer, current industry economic trends and changes in customer payment terms. If the Company becomes aware of circumstances that may impair a customer's ability to meet its financial obligations, a specific reserve is recorded to reduce the related receivable to the amount expected to be recovered. For all other trade accounts receivable, the Company maintains a reserve based on the Company's historical uncollectible accounts as a percentage of sales.

Inventories

          Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out method (LIFO) for the majority of inventories in the U.S. Cost is determined using the first-in, first-out method (FIFO) or average cost method for all subsidiaries outside of the U.S. Cost of inventory includes raw materials, employee compensation and benefits, outside processing, depreciation of manufacturing machinery and equipment, operating supplies and manufacturing overhead directly attributable to the manufacturing of goods.

Property and Equipment, net

          Property and equipment are recorded at historical cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Expenditures for repairs and maintenance are expensed as incurred. When assets are sold or retired, the cost and related

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

accumulated depreciation are removed from the accounts and the resulting gain or loss is included as a component of operating expenses.

Long-Lived Assets

          Long-lived assets, principally property, equipment and identifiable definite-lived intangibles, are reviewed for impairment when events or circumstances indicate that the carrying amount of the assets may not be recoverable. The Company evaluates recoverability of assets by comparing the carrying amount of the asset to estimated future net undiscounted cash flows generated by the asset. If such assets are considered not to be fully recoverable, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

          Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, with a weighted average useful life of nine years at December 31, 2011.

Goodwill

          Goodwill is not amortized; it is tested for impairment annually (in the second quarter) or more frequently if indicators of impairment exist or if a decision is made to sell a business. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include a decline in expected cash flows, a significant adverse change in legal factors or in the business climate, unanticipated competition, slower growth rates, and others. Fair values that could be realized in an actual transaction may differ from those used to evaluate the potential impairment of goodwill. Goodwill is allocated to and evaluated for impairment at the reporting unit level (also defined as the operating segment).

          The evaluation of impairment involves the comparison of the fair value of each reporting unit to its carrying value, including goodwill. The Company uses a discounted cash flow ("DCF") model as well as a comparison to peer company multiples to estimate the fair value of the Company's reporting units when testing for impairment because management believes these methods are the best indicators of such fair value. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volumes and prices, costs to produce, tax rates, capital spending, discount rate and working capital changes. The Company's reporting units' fair value has historically been significantly above their carrying values. If the estimated fair value of a reporting unit is less than the carrying value, additional analysis would be required. The additional analysis would compare the carrying amount of the reporting unit's goodwill with the implied fair value of that goodwill. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value amounts assigned to all of the assets and liabilities of that unit as if the reporting unit was acquired in a business combination, and the fair value of the reporting unit represented the purchase price. If the value of goodwill exceeds its implied fair value, an impairment loss equal to such excess would be recognized, which could significantly and adversely affect reported results of operations and shareholders' equity.

Business Combinations

          The Company accounts for business combinations under the acquisition accounting method. The Company allocates the purchase price of acquisitions to identified tangible and intangible

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

assets acquired and liabilities assumed based on their fair values at the acquisition date, with any residual amounts allocated to goodwill. The determination of fair values of assets and liabilities acquired requires the Company to make estimates and use valuation techniques when the market value is not readily available. The transaction costs associated with business combinations are expensed as incurred. Operating results of all acquisitions are included in the consolidated statement of earnings from the date of acquisition.

Fair Value of Financial Instruments

          The carrying amounts reflected in the balance sheet for cash and cash equivalents, receivables and payables approximate, in all material respects, their fair values due to the short-term nature of these items.

          Current and non-current marketable securities are recorded at fair market value. When developing fair value measurements, the Company uses quoted market prices when available, and when not available, the Company seeks to maximize the use of observable inputs and minimize the use of unobservable inputs. The Company did not choose the fair value option for financial liabilities; therefore, its long-term debt is not reported at fair value. See Note 11 — Fair Value Measurements for additional information.

Derivative Financial Instruments

          The Company's primary objectives for holding derivative financial instruments are to manage foreign currency risk and variable interest rate risk. The Company's accounting policies for these instruments are based on whether the instruments are designated as hedge or non-hedge instruments. The criteria for designating a derivative as a hedge include the instrument's effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction.

          All derivatives are recorded at fair value on the balance sheet and changes in the fair value of derivative financial instruments are either recognized in other comprehensive income (a component of shareholders' equity), or net earnings depending on the nature of the underlying exposure, whether the derivative is formally designated as a hedge, and, if designated, the extent to which the hedge is effective. The changes in fair value of the Company's undesignated foreign currency derivatives are marked to market through earnings in foreign currency gains/losses.

          The Company classifies the cash flows from settlement of derivatives in the same category as the cash flows from the related hedged items. For undesignated hedges and designated cash flow hedges, this is within the cash provided by operations component of the consolidated statement of cash flows. The cash flows associated with these derivative instruments are periodic interest payments while the swaps are outstanding, which are reflected in net earnings within the cash provided by operations component of the cash flow statement.

Foreign Currency

          Assets and liabilities of foreign operations are translated into U.S. dollars at the period-end rate of exchange. Related revenues and expenses are translated at average monthly exchange rates. Translation adjustments are recorded in accumulated other comprehensive income, a separate component of shareholders' equity. Foreign currency transactions gains and losses are

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

generated from the effect of exchange rate changes on transactions denominated in a currency other than the functional currency of the entity. Gains and losses on foreign currency transactions are generally recognized in the determination of net earnings or loss for the period. The Company records these gains and losses in other expense (income). Foreign exchange transaction gains (losses) were $(1.8) million, $0.7 million and $1.3 million for the years ended December 31, 2011, December 31, 2010 and December 31, 2009, respectively.

Share Repurchases

          The Company accounts for the repurchase of shares by recording the difference between the amount paid for the shares and the amount recorded upon issuance as an adjustment to retained earnings.

Comprehensive Income/Loss

          Comprehensive income/loss includes net earnings or loss and "other comprehensive income," which includes charges or credits to equity that are not the result of transactions with shareholders. Comprehensive loss within these consolidated financial statements includes cumulative foreign currency translation adjustments, certain gains and losses on derivatives used for hedging forecasted transactions and net periodic benefit cost not yet recognized in earnings.

Earnings per Share

          Basic earnings per share (EPS) is computed based on earnings attributable to ESCO common shareholders and utilizing the weighted average number of shares outstanding during the period. Diluted EPS also considers common stock equivalents, such as stock options, stock-settled stock appreciation rights (SARs) and shares of Class C Preferred Stock allocated to the employee stock ownership plan, to the extent that they are not antidilutive.

Revenue Recognition

          The Company recognizes net sales on customer and distributor sales when persuasive evidence of an arrangement exists, delivery has occurred or the services have been rendered, the sales price is fixed or determinable and collection of the related receivable is reasonably assured. Title and risk of loss generally pass to the customer when the product is transferred to a common carrier. The Company has allowances for product returns and cash discounts which are calculated based on historical experience.

          The Company's EPG parts return policy allows certain distributors to return products with a value of credit up to 4% of their net purchases during the previous calendar year for certain products. Returned items are generally accepted if they were purchased during the previous two calendar years or the current calendar year and the distributor's account with the Company is current. The value of the credit will be the distributor's lowest purchase price for that part during the previous two calendar years or the current calendar year, less a 10% restocking charge, and returned parts must be in saleable condition. From EPG customers other than distributors, the Company may approve returns if permitted under the customer contract. The Company accrues reserves for product returns based on historical experience. At December 31, 2011, its reserve for returns is based on 0.57% of 2011 EPG net sales, which reflects the average product return rate in 2009 and 2010. The Company reviews the reserve each quarter and adjusts it as necessary. The

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Company's agreements with EPG distributors do not contain price protection or repurchase provisions.

          The Company has arrangements with some EPG distributors and customers, based on sales levels during a specified period, under which it pays rebates to those distributors and customers. These rebates are accrued each month as an offset to net sales, reviewed quarterly and adjusted as necessary.

          The Company reviews discounts granted to TTG customers each quarter. Discount amounts are annualized and subsequently a "Discounts per Day" figure is calculated. Fifteen days of outstanding discounts are estimated and booked as a reserve. Because TTG sales returns have historically been infrequent and immaterial, the Company does not carry a sales return accrual for TTG returns.

          The Company has licensee agreements under which it receives royalty revenue. Royalty revenue is accounted for based on royalty percentages of actual sales by licensees. The Company receives payments from each of its licensees every two months covering licensee sales for a prior two-month period. Included with these payments is a report from the licensee disclosing the licensee sales and related royalty calculation which supports the royalty payment amount. The Company estimates and records projected royalty revenue on an accrual basis as it is earned and subsequently adjusts its net sales for the period to the amount of actual royalty income received from that licensee during the quarter. The difference between the amounts accrued and the amounts reported by the licensees has historically not been material.

Research and Development Costs

          Research and development costs are expensed as incurred. These costs include personnel and project-related expenses related to developing new products and improving existing products or processes. The Company recognized $8.4 million, $5.9 million and $5.4 million of research and development costs classified in selling and administrative expenses in 2011, 2010 and 2009, respectively.

Shipping and Handling

          Shipping and handling expenses incurred for customer sales are often billed to customers and included in net sales and cost of goods sold. Amounts not billed to customers are included in selling and administrative expenses and were not material for 2011, 2010 and 2009.

Product Warranty

          In the ordinary course of business, the Company warrants its products against defects in design, materials and workmanship over various time periods. A standard one-year warranty from the date of acceptance is provided on most products. The Company evaluates obligations related to product warranties quarterly. Warranty charges are composed of costs to service the warranty, including labor to repair the product and replacement parts for defective items, as well as other costs incidental to the repairs. The Company estimates average warranty cost per product or part type based on historical experience and records the provision for such charges as an element of cost of goods sold upon recognition of the related revenue. Accrued product warranty is included on the consolidated balance sheets as a component of other accrued liabilities. The warranty

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

program as of December 31, 2011, December 31, 2010 and December 31, 2009 was not material to the Company's consolidated financial position, results of operations or cash flows.

Leases

          Certain leases contain payment escalation clauses which provide stated increases in the payments over the term of the lease. Rent expense is recorded on a straight-line basis over the lease term.

Share-Based Compensation

          The Company has adopted the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718, Compensation-Stock Compensation. This guidance generally requires that compensation expense be determined based on the grant-date fair value of the share-based compensation awards and that the expense be recognized over the requisite service period of the award.

          The Company has granted no stock options since the effective date of the guidance; therefore, the Company has continued to apply the intrinsic value method of accounting for options granted before that date. Under the intrinsic value method, compensation expense for employee stock options is not recognized if the exercise price of the option equals or exceeds the fair value of the stock on the date of grant. As a result, no compensation expense has been recorded for options vesting during the reporting periods presented.

          The Company classifies its awards of cash-settled stock appreciation rights (SARs) as liabilities. Until amended March 31, 2011, all of the SARs were settled in cash for the difference between the fair value of Legacy Class A Common Stock on the date of grant and its fair value on the date of exercise.

          Through the third quarter of 2010, the Company used the current method described below to estimate the fair value of SARs awards on the date of grant and recognize expense on a straight-line basis over the required service period. At December 31, 2010, and for the quarter then ended, the Company changed its valuation method to a Black-Scholes option pricing method as described below. At each period end after grant, the related liability balance is adjusted to reflect any changes in the Company's stock value and its payout liability. Any impact to expense from these period end adjustments is recognized as incurred for fully vested awards and amortized over the remaining service period for unvested awards. Fluctuations in the value of the Company's Legacy Class A Common Stock have significantly affected the Company's financial results.

          In the first quarter of 2011, the Company changed its SARs long-term incentive program to feature stock-settled grants rather than the previous cash-settled grants. The grant date fair value of stock-settled awards are amortized over the required service period. In addition, effective March 31, 2011, the Company converted 92.6% of its cash-settled SARs to stock-settled SARs. The revaluation of cash-settled SARs at March 31, 2011 will be amortized over the remaining service period for the unvested awards and was recognized immediately for vested awards.

Employee Stock Ownership Plan

          The Company sponsors an employee stock ownership plan (ESOP) that covers all U.S. employees who meet service requirements. The Company makes annual contributions to the

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ESOP equal to the ESOP's debt service to the Company less dividends received by the ESOP on unallocated shares. All dividends and contributions received by the ESOP are used to pay debt service. The ESOP shares are pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees. The Company accounts for its ESOP in accordance with the guidance on stock compensation. Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in the balance sheet. As shares are released from collateral, the Company reports compensation expense equal to the current fair value of the shares.

Income Taxes

          The Company's income tax provision is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates expected to apply in future years to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The provision for income taxes represents income taxes paid or payable for the year plus the change in deferred taxes during the year. Valuation allowances based on the Company's judgments and estimates are established when necessary to reduce deferred tax assets to the amount expected to be realized based on expected future operating results and available tax alternatives. The Company's estimates are based on facts and circumstances in existence as well as interpretations of tax regulations and laws applied to the facts and circumstances.

Employee Benefit Plans

          The Company has an employee savings plan under the provisions of Section 401(k) of the Internal Revenue Code. The Company also has defined benefit plans in the U.S. and in certain foreign jurisdictions. The Company accounts for these plans based on the provisions of ASC Topic 715, Compensation-Retirement Benefits. In accordance with this guidance, the Company uses actuarial valuations that are based on assumptions, including discount rates, long-term rates of return on plan assets and rates of change in participant compensation levels. The Company evaluates the funded status of each plan using these assumptions and considers applicable regulatory requirements, tax deductibility, reporting consideration and other relevant factors to determine the appropriate funding level for each period. The discount rate used to calculate the present value of the pension and post-retirement benefit obligations is assessed at least annually. The discount rate represents the rate inherent in the price at which the plans' obligations are intended to be settled at the measurement date.

Concentration of Credit Risk

          Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable and derivative financial instruments used in hedging activities. A majority of cash and cash equivalents is maintained with major financial institutions in the United States, Canada, Europe, Australia, Latin America and China. Not all of the balances in these institutions were insured as of December 31, 2011 and 2010.

          Concentration of credit risk with respect to accounts receivable is limited because a large number of geographically diverse customers make up the Company's customer base. The Company controls credit risk through credit approvals, credit limits and monitoring processes.

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          The Company is also exposed to credit loss in the event of non-performance by counterparties on the derivative financial instruments used in hedging activities. These counterparties are large international financial institutions domiciled in the United States, and to date no such counterparty has failed to meet its financial obligations to the Company, and the Company does not anticipate non-performance by these counterparties.

NOTE 3 — RECENT ACCOUNTING PRONOUNCEMENTS

          In December 2011, new guidance was issued that indefinitely deferred provisions of the required changes to other comprehensive income (OCI) presentation to exclude reclassification adjustments. The adoption of this guidance concerns presentation and disclosure only and will not have an impact on the Company's consolidated financial position, results of operations or cash flows.

          In September 2011, new guidance was issued to aid in an entities assessment of goodwill and whether it is necessary to perform the two-step quantitative goodwill impairment test. Under this guidance, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. This pronouncement is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company will adopt this new guidance effective in the first quarter of fiscal 2012, and it is not expected to have a significant impact on the Company's consolidated financial position, results of operations or cash flows.

          In June 2011, new guidance was issued which requires an entity to present the total of comprehensive income, the components of net income and the components of OCI in either a single continuous statement or two separate but consecutive statements. This guidance does not change the items that must be reported in OCI. This pronouncement will be effective in 2012 and will be applied retroactively.

          In May 2011, new guidance was issued which amends existing measurement guidance and expands disclosure requirements for fair value measurements, particularly for "Level 3" inputs, as defined in the accounting guidance. This pronouncement is effective for interim and annual periods beginning after December 15, 2011. This guidance will be effective in the first quarter of fiscal 2012 and is not expected to have a significant impact on the Company's consolidated financial position, results of operations or cash flows.

          In December 2010, new guidance was issued which clarified required additional disclosures for business combinations. This guidance requires supplemental pro-forma information to disclose net sales and earnings of the combined entities for all periods presented related to material business combinations. The Company's adoption of this guidance at the beginning of 2011 did not have a material impact on its consolidated financial position, results of operations or cash flows.

          In January 2010, new guidance was issued that clarifies existing disclosures and requires new disclosures for fair value measurements. The clarifications relate to the level of disaggregation a company uses for the disclosure and calls for further details in the valuation techniques used to measure fair value for fair value measurements that fall into "Level 2" and "Level 3" categories. Disclosure of significant transfers in and out of "Levels 2" and "Level 3" and a description of the

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3 — RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

reason for the transfers are required. The Company's adoption of this guidance at the beginning of 2010 did not have a material impact on its consolidated financial position, results of operations or cash flows.

          In January 2010, new guidance was issued that requires new disclosures for fair value measurements. In the reconciliation for "Level 3" fair value measurements, the disclosures should present separately information about purchases, sales, issuances and settlements (gross rather than net amounts). This guidance was effective for reporting periods beginning after December 15, 2010. The Company's adoption of this guidance at the beginning of 2011 did not have a material impact on its consolidated financial position, results of operations or cash flows.

NOTE 4 — INVENTORIES

          Inventories consisted of the following as of December 31:

(in thousands)	2011	2010
Raw materials	$52,737	$36,768
Work-in-process	32,560	30,390
Finished goods	122,794	66,648

Total FIFO cost	208,091	133,806
Less excess of FIFO cost over LIFO cost	31,034	28,371

Total inventories	$177,057	$105,435

          Inventories of $72.7 million and $30.8 million are stated at LIFO cost at December 31, 2011 and 2010, respectively.

          During the year ended December 31, 2009, certain inventory quantities were reduced, resulting in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years. The effects of this decrease are presented in the table below.

(in thousands, except per share data)
Cost of goods sold decrease	$2,944
Net earnings increase	$2,072
Diluted earnings per share increase	$1.72

          During the years ended December 31, 2011 and 2010, there were no LIFO liquidations.

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

          Prepaid expenses and other current assets consisted of the following as of December 31:

(in thousands)	2011	2010
Prepaid expenses	$11,548	$9,021
Income taxes receivable	7,358	6,079

Total prepaid expenses and other current assets	$18,906	$15,100

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6 — PROPERTY AND EQUIPMENT

          Property and equipment consisted of the following as of December 31:

(in thousands)	Estimated Lives	2011	2010
Buildings and improvements	10 - 40 years	$93,344	$87,699
Machinery and equipment	3 - 15 years	404,216	368,292

		497,560	455,991
Less accumulated depreciation		(312,771)	(297,795)

		184,789	158,196
Land		10,333	9,250

Total property and equipment, net		$195,122	$167,446

          Depreciation expense for the years ended December 31, 2011, 2010 and 2009 was $29.7 million, $25.9 million and $24.2 million, respectively.

NOTE 7 — INTANGIBLES

          The carrying amounts of intangible assets as of December 31, 2011 and 2010 were as follows:

	2011			2010
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Proprietary technology	$16,223	$7,442	$8,781	$15,468	$5,604	$9,864
Trademarks	2,220	1,280	940	2,005	1,164	841
Non-compete	720	316	404	407	68	339
Customer relationships	15,722	1,724	13,998	3,557	222	3,335
Brand	790	138	652	—	—	—

Total	$35,675	$10,900	$24,775	$21,437	$7,058	$14,379

          Amortization expense for the years ended December 31, 2011, December 31, 2010 and December 31, 2009 was $4.0 million, $1.5 million and $0.9 million, respectively. Of these amounts, $3.1 million, $0.7 million and $0.1 million, respectively, were included in selling and administrative expenses and $0.9 million, $0.8 million and $0.8 million, respectively, were included in cost of goods sold for those years. Estimated amortization expense for the years ending December 31, 2012 through December 31, 2016 is as follows: 2012 — $4.3 million, 2013 — $4.0 million, 2014 — $3.6 million, 2015 — $3.1 million and 2016 — $2.7 million.

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8 — GOODWILL

	December 31, 2011		December 31, 2010
(in thousands)	EPG	TTG	EPG	TTG
Balance at beginning of year	$39,965	$17,643	$21,764	$18,308
Additions during the year(1)	11,666	—	16,115	—
Adjustments during the year(1)	(3,258)	—	—	—
Currency translation	(2,623)	(187)	2,086	(665)

Balance at end of year	$45,750	$17,456	$39,965	$17,643

(1)
Additions and purchase price adjustments related to acquisitions of Hydra Mining Tools International, Trans Equipment and Supply, Inc., Swift Group Holdings Pty Ltd and Austcast Pty Ltd goodwill.

NOTE 9 — JOINT VENTURES AND UNCONSOLIDATED SUBSIDIARIES

          The Company entered into joint ventures to take advantage of strategic business opportunities. At December 31, 2011, the Company was participating in the following joint ventures and investments that it consolidates.

  1)
  A joint venture with Taiyuan Heavy Machinery in China. The joint venture manufactures EPG products for mining, infrastructure development and industrial applications. ESCO's equity share in the joint venture is 54.43%, which is also consistent with its rights to profits and losses.

  2)
  A 50% joint venture with its dealer, ESS Holdings, Inc., to operate an industrial service and supply location in Alberta, Canada for its EPG segment.

  3)
  A 70% joint venture with Shanxi Hydra TMMG Mining Tools & Equipment International Ltd. in China for its EPG segment. The joint venture manufactures underground mining products. ESCO's equity share in the joint venture is consistent with its rights to profits and losses.

          ASC Topic 810 — Consolidation requires companies to evaluate the qualitative nature of joint ventures to determine (1) whether they represent variable interest entities, (2) whether the Company is the primary beneficiary of the joint venture and (3) whether the entities should be consolidated into the Company's financial statements.

          A variable interest entity (VIE) is an entity that either (1) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (2) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could be significant to the VIE.

          The Company has evaluated its joint ventures and determined that its joint ventures in China and the joint venture with ESS Holdings, Inc. in Canada do not meet the criteria of a VIE however, these joint ventures should nonetheless be consolidated based on the Company's ability to control

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9 — JOINT VENTURES AND UNCONSOLIDATED SUBSIDIARIES (Continued)

the entities' operations. The Company has consolidated the results of these joint ventures into its financial statements as of December 31, 2011, 2010 and 2009.

          At December 31, 2011, the Company was participating in the following joint ventures and investments that it does not consolidate with financial results:

  1)
  A 50% joint venture with its licensee, Compañía Electro Metalurgica S.A. (Elecmetal), to build a foundry in Chile for its EPG segment, scheduled to be operational in 2012.

  2)
  A 33% interest in TSI Surface Technologies, Ltd. (TSI) in Canada for its EPG segment. TSI applies tungsten carbide overlay for applications in the Canadian Oil Sands. The Company completed this transaction in the fourth quarter of 2011 for a price of $8.2 million.

          The Company has determined the Elecmetal joint venture did not have sufficient capital to permit the entity to finance its activities without additional financial support from the equity holders and therefore is a VIE. Also, because the Company does not have the power to direct the entity's economic performance or the obligation to absorb losses or the right to receive benefits from the entity that would be significant to that entity, the Company has determined that it is not the primary beneficiary of this VIE. Because the results of the VIE are not consolidated into the Company's consolidated financial statements, the Company uses the equity method to account for the joint venture. Under the equity method, a proportionate share of the net earnings or loss of the joint venture is recognized in the Company's consolidated statement of operations. For the year ended December 31, 2011, the Company's proportionate share of the loss from the Elecmetal joint venture was $1.2 million and is recorded in selling and administrative expenses. For the years ended December 31, 2010 and 2009, the Company's proportionate share of the loss from the Elecmetal joint venture was insignificant.

          The Company's maximum exposure to loss from the VIE of which it is not the primary beneficiary at December 31 is presented below.

(in thousands)	2011	2010
Investment	$22,280	$8,825
Cash collateralized letters of credit	7,600	7,600

Total maximum exposure	$29,880	$16,425

          The Company has evaluated the investment in TSI and determined it is not a VIE. Because the results of the VIE are not consolidated into the Company's consolidated financial statements, the Company uses the equity method to account for this investment. Under the equity method, a proportionate share of the net earnings or loss of TSI is recognized in the Company's consolidated statement of operations. For the year ended December 31, 2011, the Company's proportionate share of the income from the investment in TSI was $0.1 million and is recorded in selling and administrative expenses.

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10 — OTHER NONCURRENT ASSETS

          Other noncurrent assets consisted of the following as of December 31.

(in thousands)	2011	2010
Investments in unconsolidated subsidiaries	$30,565	$8,825
Loan costs	4,128	4,993
Other noncurrent assets	2,354	1,480

Total other noncurrent assets	$37,047	$15,298

NOTE 11 — FAIR VALUE MEASUREMENTS

          The Company applied the guidance in ASC Topic 820, Fair Value Measurements and Disclosures, which defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This guidance also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

          Level 1    Quoted prices in active markets for identical assets or liabilities.

          Level 2    Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

          Level 3    Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, which requires the reporting entity to develop its own assumptions.

          The following table presents the Company's financial assets and liabilities that are measured and recognized at fair value on a recurring basis, classified under the appropriate level of the fair value hierarchy as of December 31, 2011.

	Fair Value Measurements
				Assets/Liabilities at Fair Value
(in thousands)	Level 1	Level 2	Level 3
Assets
Foreign currency forward contracts	$—	$199	$—	$199
Marketable securities intended to fund non-qualified retirement and deferred compensation plans	—	—	19,460	19,460

Total assets	$—	$199	$19,460	$19,659

Liabilities
Interest rate swaps	$—	$8,026	$—	$8,026

Total liabilities	$—	$8,026	$—	$8,026

          The Company's Level 3 assets at December 31, 2011 were investments of the accumulated value of life insurance policies intended to fund non-qualified retirement and deferred compensation plans. The accumulated value is invested in an indexed account that receives annual interest credits

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11 — FAIR VALUE MEASUREMENTS (Continued)

linked to the performance of the S&P 500 Index (without dividends) between two points in time, with an annual floor and a performance cap. Funds may not be withdrawn for one year from the date of transfer into the account. The Company first invested in this account in December 2011; therefore, the purchase price approximated fair value at December 31, 2011.

          The following table presents the Company's financial assets and liabilities that are measured and recognized at fair value on a recurring basis, classified under the appropriate level of the fair value hierarchy as of December 31, 2010.

	Fair Value Measurements
				Assets/Liabilities at Fair Value
(in thousands)	Level 1	Level 2	Level 3
Assets
Interest rate swaps	$—	$19	$—	$19
Foreign currency forward contracts	—	25	—	25
Marketable securities intended to fund non-qualified retirement and deferred compensation plans	—	14,257	—	14,257
Assets held for sale	—	—	1,117	1,117

Total assets	$—	$14,301	$1,117	$15,418

Liabilities
Interest rate swaps	$—	$635	$—	$635
Utilities futures contracts	—	63	—	63

Total liabilities	$—	$698	$—	$698

          The following table presents a reconciliation of the beginning and ending balances of the Company's fair value measurements using significant unobservable inputs (Level 3).

Beginning balance, December 31, 2009	$2,675
Foreign exchange	69
Assets sold during the reporting period	(1,332)
Unrealized losses relating to instruments still held in the reporting period	(295)

Ending balance, December 31, 2010	$1,117

Foreign exchange	23
Assets sold during the reporting period	(1,024)
Other	(116)
Assets purchased during the reporting period	19,460

Ending balance, December 31, 2011	$19,460

          The Company's assessment of the significance of an input to the fair value measurement requires judgment and involves consideration of factors specific to the asset or liability. The Company's financial assets and liabilities are classified in their entirety based on the most significant level of input into the fair value measurement. Marketable securities are valued based on the net asset value from active to less active markets and the reliability of available financial

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11 — FAIR VALUE MEASUREMENTS (Continued)

information. The fair value for foreign currency forward contracts and utilities futures contracts is determined using observable market inputs.

          The Company did not choose the fair value option for financial liabilities; therefore, its long-term debt is not reported at fair value. There were no transfers between Level 1, Level 2 and Level 3 categories during 2011 and 2010.

NOTE 12 — ACCRUED LIABILITIES

          Accrued liabilities as of December 31 included:

(in thousands)	2011	2010
Unearned revenues	$10,654	$7,557
Taxes payable	4,118	7,213
Accrued warranty reserve	3,197	2,601
Accrued workers' compensation	1,998	2,020
Accrued rebate reserve	2,293	1,828
Accrued retirement liabilities	1,184	724
Derivative liabilities	8,026	635
Other accrued liabilities	8,026	7,649

Total other accrued liabilities	$39,496	$30,227

NOTE 13 — SHORT-TERM AND LONG-TERM DEBT

          In November 2010, the Company entered into a $550.0 million Senior Secured Syndicated Credit Facility, which consists of a five-year $200.0 million term loan and a $350.0 million line of credit. The term loan and line of credit have a floating LIBOR interest rate that is set monthly based upon a consolidated net leverage ratio. The Company's interest rate margin ranges from 1.75% to 2.50% depending on the consolidated net leverage ratio matrix. The debt balance recorded on the Company's balance sheet as of December 31, 2011 and December 31, 2010 approximates fair value.

          On December 17, 2010, the Company called its senior notes that were issued in 2006. The Company paid a premium of $8.6 million related to the early extinguishment and also recorded a $4.0 million loss for the remaining unamortized loan costs related to the notes and a $0.4 million loss for the remaining unamortized loan costs on the line of credit. These amounts were recorded in loss on early extinguishment of debt in the consolidated statement of earnings for the year ended December 31, 2010.

          The following table represents authorized and available lines of credit for the years ended December 31, 2011 and 2010. The available lines of credit for the U.S. are net of outstanding

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13 — SHORT-TERM AND LONG-TERM DEBT (Continued)

standby letters of credit of $15.7 million and $13.0 million as of December 31, 2011 and 2010, respectively.

	2011				2010
(in thousands)	Authorized	Outstanding	Available	Interest	Authorized	Outstanding	Available	Interest
U.S.-based line	$350,000	$90,000	$244,342	2.51%	$350,000	$65,000	$271,988	2.51%
Foreign-based line	11,775	3,543	8,232	14.57%	8,976	2,094	6,882	15.03%

	$361,775	$93,543	$252,574		$358,976	$67,094	$278,870

          The weighted average interest rate on borrowings in 2011 and 2010 was 2.41% and 4.46%, respectively.

          The Company had capital lease obligations outstanding of $3.0 million and $2.9 million as of December 31, 2011 and 2010, respectively. The Company also had short-term loans of $1.0 million and $3.3 million as of December 31, 2011 and 2010, respectively.

          Scheduled maturities of the Company's term loans, U.S.-based line of credit and capital lease obligations as of December 31, 2011 are as follows.

(in thousands)
2012	$13,061
2013	12,647
2014	20,259
2015	240,000

$285,967

NOTE 14 — DERIVATIVE FINANCIAL INSTRUMENTS

          The Company enters into derivative financial instruments to manage foreign currency risk and variable interest rate risk.

          The Company hedges material non-functional currency monetary asset and liability balances. The gains and losses from foreign exchange contracts are recognized at the end of each fiscal period in other expense (income) in the Company's results of operations. Such gains and losses are typically offset by the corresponding changes to the related underlying hedged item. Cash flows from derivative financial instruments are classified in the same category as the cash flows from the items being hedged.

          The Company enters into interest rate swaps to manage a portion of its exposure to changes in LIBOR-based interest rates on the Company's variable rate debt, and has effectively fixed the interest payments on $190.0 million of the Company's term loan. All of the swaps in place at December 31, 2011 and 2010 have been designated as cash flow hedges of LIBOR-based interest payments. Accordingly, the change in fair value was included in accumulated other comprehensive loss as of December 31, 2011 and 2010. The swaps mature quarterly through 2015.

          For derivatives that are designated in a cash flow hedging relationship, the effective portion of the change in fair value of the derivative is reported as a component of accumulated other comprehensive loss and reclassified into earnings in the same classification as the earnings effect of the hedged transaction. The Company had no interest rate swaps in effect during the year ended December 31, 2009.

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14 — DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

          The fair value of the Company's interest rate swaps and foreign currency forward contracts and the accounts in the consolidated balance sheets in which the gross amounts are included as of December 31, 2011 and 2010 were as follows.

	2011		2010
(in thousands)	Prepaid Expenses and Other Current Assets	Other Accrued Liabilities	Prepaid Expenses and Other Current Assets	Other Accrued Liabilities
Derivatives formally designated as hedging instruments:
Interest rate swaps	$—	$8,026	$19	$635
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	199	—	25	—

Total Derivatives	$199	$8,026	$44	$635

          The following table reconciles the beginning and ending balances of the Company's accumulated other comprehensive income (loss) related to gains or losses on derivative contracts, as well as amounts reclassified to earnings for the years ended December 31, 2011 and 2010.

	Effective Portion		Ineffective Portion
(in thousands)	2011	2010	2011	2010
Beginning Balance	$379	$—	$—	$—
Net unrealized loss, net of tax benefit of $3,905 and $237	6,511	379	—	—
Reclassifications into earnings, net of tax benefit of $1,127	(1,879)	—	—	—

Ending Balance	$5,011	$379	$—	$—

          At December 31, 2011 interest rates, approximately $3.3 million would be reclassified to interest expense in the next 12 months.

          The amount of gain (loss) recognized in other income (expense) on foreign currency forward contracts during the years ended December 31, 2011, 2010 and 2009 was insignificant.

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15 — OTHER LONG-TERM LIABILITIES

          Other long-term liabilities consisted of the following at December 31.

(in thousands)	2011	2010
Deferred compensation	$3,939	$9,875
Environmental liability	1,204	1,734
Taxes payable	893	376
Other long-term liabilities	739	715

Total other long-term liabilities	$6,775	$12,700

NOTE 16 — INCOME TAXES

          Income before income taxes for the years ended December 31, 2011, 2010 and 2009 was:

(in thousands)	2011	2010	2009
Income (loss) before income taxes
United States	$29,968	$1,886	$6,918
Foreign	52,272	36,091	22,355

Total	$82,240	$37,977	$29,273

          Income tax expense from continuing operations consisted of the following for the years ended December 31, 2011, 2010 and 2009.

(in thousands)	2011	2010	2009
Current
United States
Federal	$5,206	$3,132	$516
State	768	508	1,021
Foreign	11,561	8,417	8,445

Current Total	17,535	12,057	9,982

Deferred
United States
Federal	7,848	865	(961)
State	1,506	312	147
Foreign	460	(3,811)	(681)

Deferred Total	9,814	(2,634)	(1,495)

Total tax expense	$27,349	$9,423	$8,487

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16 — INCOME TAXES (Continued)

          The federal rate reconciles to the effective rate as follows.

	2011	2010	2009
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	1.5	0.5	3.4
Nondeductible expenses	1.3	(3.1)	(6.8)
Effect of foreign tax rates	(4.0)	(4.0)	(5.1)
Unrecognized tax benefits	0.1	(3.2)	4.2
Tax credits and other	(0.6)	(0.4)	(1.7)

Effective rate	33.3%	24.8%	29.0%

          The deferred tax assets (liabilities) were composed of the following as of December 31:

(in thousands)	2011	2010
Deferred tax assets
Deferred compensation	$17,069	$13,627
Warranty reserves	1,286	1,070
Employee benefits	20,812	11,616
Stock compensation expense	6,498	2,956
Tax credits	21,129	27,803
Net operating losses	6,027	4,141
Reserves and accrued liabilities	10,258	14,400

Total deferred tax assets	83,079	75,613
Valuation allowance	(4,183)	(3,461)

Total deferred tax assets after valuation allowance	78,896	72,152
Deferred tax liabilities
Depreciation	(15,817)	(8,646)

Total deferred tax liability	(15,817)	(8,646)

Net deferred tax asset	$63,079	$63,506

          As of December 31, 2011, the Company had approximately $21.1 million of tax credit carryforwards for federal income tax purposes. These credits primarily consist of foreign tax credits of $6.9 million that will expire beginning in 2017 if not used and alternative minimum tax credits of $13.3 million that have an indefinite carryforward.

          Deferred tax assets as of December 31, 2011 and 2010 were reduced by a valuation allowance related to tax benefits of certain subsidiaries with operating losses where it is more likely than not that the deferred tax asset will not be recognized. The net change in the valuation allowance was an increase of $0.7 million for the year ended December 31, 2011, which consisted of an increase of approximately $0.4 million reflected in income tax expense and an increase of $0.3 million related to foreign currency exchange and other adjustments. The valuation allowance decreased income tax expense by $0.2 million for the year ended December 31, 2010, and increased income tax expense by $0.2 million for the year ended December 31, 2009.

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16 — INCOME TAXES (Continued)

          As of December 31, 2011, the cumulative unremitted earnings of the Company's foreign subsidiaries were approximately $148.7 million. The Company has concluded that substantially all of these unremitted earnings have been and will be indefinitely reinvested in its foreign operations and therefore it did not record deferred tax liabilities for these unremitted earnings. It is impracticable to determine the total amount of unrecognized deferred U.S. taxes with respect to these permanently reinvested earnings; foreign tax credits would be available to partially reduce U.S. income taxes in the event of a distribution.

          The Company and its subsidiaries file federal U.S., state and foreign income tax returns. With a few minor exceptions, the Company is no longer subject to income tax examinations by tax authorities for tax years prior to 2006. All U.S. tax years prior to 2009 have been audited by the U.S. Internal Revenue Service or are closed by statute. Various state and foreign jurisdictions are examining the Company's tax returns for various years through 2009. The Company is not aware of any material adjustments that could arise from these examinations.

          A reconciliation of the beginning and ending amount of unrecognized tax benefits is shown below as of December 31, 2011, 2010 and 2009.

(in thousands)	2011	2010	2009
Balance at beginning of year	$779	$2,132	$1,241
Additions for tax positions of prior years	62	230	44
Reductions for tax positions of prior years	(198)	(1,405)	—
Additions based on tax positions related to the current year	—	56	847
Settlements of prior tax authority audits	(246)	(234)	—

Balance at end of year	$397	$779	$2,132

          During 2011, the Company decreased its reserve related to state and local taxes. This overall net decrease in the reserve for state and local taxes resulted from decreases related to the expiration of statutes and settlements offset by increases related to new positions. The Company's policy is to accrue interest and penalties related to potential underpayment of income and withholding taxes within the provision for income taxes. In 2011, there was a $0.1 million reduction of amounts accrued in the income tax provision for interest and penalties. The liability for accrued interest and penalties as of December 31, 2011, 2010 and 2009 was $0.5 million, $0.5 million and $0.6 million, respectively. Interest and penalties are computed on the difference between the Company's uncertain tax benefit positions and the amount provided on the Company's tax returns.

NOTE 17 — PENSION PLANS

          The Company has various pension and other post-retirement plans, including defined benefit and defined contribution plans that cover most employees worldwide.

          The defined benefit pension plans for most salaried employees provide pension benefits that are based on years of service and the average of the employee's earnings as defined. Plans for hourly employees generally provide benefits of stated amounts based on years of service. The Company's funding policy is to make contributions necessary to maintain funding of the plans during the participants' working lifetimes.

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17 — PENSION PLANS (Continued)

          The Company's defined benefit post-retirement plan provides medical coverage for certain employees. The Company does not fund retiree health care benefits in advance, and it has the right to modify this plan in the future. For employees retiring before 1993, the Company's contribution toward the cost of coverage will increase to reflect plan experience, but will not increase more than 5% per year. For employees retiring after 1992, the Company's contribution is fixed in the year of retirement and does not change over the life of the participant. The amount of employer contribution, however, depends on the year of retirement. For retirements in 2000 and after, there is no employer contribution toward the program.

          The difference between the plans' funded status and the balance sheet position is recognized, net of tax, as a component of Accumulated Other Comprehensive Income as of the measurement date.

          The U.S. pension plans and the Supplemental Executive Retirement Plan were frozen effective December 31, 2008, and a transition benefit was added for certain participants under the U.S. pension plans.

          The Post-retirement Benefit Plan reflects a curtailment event which resulted from a plan amendment that eliminates life insurance coverage for future retirees. The plan amendment resulted in a decrease to the December 31, 2009 accumulated post-retirement benefit obligation of $0.3 million. This also resulted in a curtailment gain of $0.3 million for the year ended December 31, 2009.

          The following table is a summary of the curtailment accounting as of December 31, 2009.

(in thousands)	Immediately before Amendment	Effect of Amendment	Immediately after Amendment	Effect of Curtailment	Immediately after Curtailment
Assets and obligations
Projected benefit obligation	$(1,518)	$288	$(1,230)	$—	$(1,230)
Fair value of plan assets	—	—	—	—	—

Funded status — net amount recognized	$(1,518)	$288	$(1,230)	$—	$(1,230)

Reconciliation of net amount recognized
Unrecognized prior service credit (cost)	$298	$288	$586	$(292)	$294
Unrecognized net gain (loss)	(340)	—	(340)	—	(340)

Amounts recognized in accumulated other comprehensive income (loss)	(42)	288	246	(292)	(46)
Accumulated contributions less net periodic benefit cost	(1,476)	—	(1,476)	292	(1,184)

Net amount recognized in statement of financial position	$(1,518)	$288	$(1,230)	$—	$(1,230)

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17 — PENSION PLANS (Continued)

          The following tables provide information on the status of the plans as of December 31.

	Pension Benefits		Other Benefits
(in thousands)	2011	2010	2011	2010
Change in benefit obligation
Benefit obligation — beginning of year	$195,834	$179,853	$17,242	$16,373
Service cost	3,476	3,078	—	—
Interest cost	11,025	10,854	972	964
Employee contributions	426	300	—	—
Foreign exchange rate changes	(1,319)	2,566	—	—
Plan amendments and curtailments	—	398	—	—
Actuarial (gain) loss	18,179	7,721	1,232	286
Benefits paid	(9,389)	(8,936)	(626)	(381)

Benefit obligation — end of year	$218,232	$195,834	$18,820	$17,242

Change in plan assets
Fair value of plan assets — beginning of year	$161,611	$142,115	$—	$—
Actual return on plan assets	7,961	16,009	—	—
Foreign exchange rate changes	(1,151)	2,402	—	—
Contributions	15,558	10,021	626	381
Benefits paid	(9,389)	(8,936)	(626)	(381)

Fair value of plan assets — end of year	$174,590	$161,611	$—	$—

Funded status	$(43,642)	$(34,223)	$(18,820)	$(17,242)

Amounts recognized in the consolidated balance sheets consist of:
Current liabilities	$—	$—	$(1,184)	$(724)
Non-current liabilities	(43,642)	(34,223)	(17,636)	(16,518)

Net amount recognized	$(43,642)	$(34,223)	$(18,820)	$(17,242)

	Pension Benefits		Other Benefits
(in thousands)	2011	2010	2011	2010
Other changes recognized in other comprehensive loss:
Amortization of prior service (credit) cost	$63	$18	$(28)	$(28)
Amortization of accumulated loss	$2,394	$1,504	$123	$83
Prior service cost arising during the period	$—	$(398)	$—	$—
Net loss arising during the period	$(22,227)	$(2,815)	$(1,231)	$(286)

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17 — PENSION PLANS (Continued)

	2012 Expected
(in thousands)	Pension Benefits	Other Benefits
Amounts expected to be recognized as components of net periodic costs:
Amortization of prior service credit (cost)	$(63)	$28
Amortization of accumulated loss	$(4,609)	$(355)

	Pension Benefits			Other Benefits
(in thousands)	2011	2010	2009	2011	2010	2009
Components of net periodic benefit cost:
Service cost	$3,476	$3,078	$1,817	$—	$—	$12
Interest cost	11,025	10,854	10,205	972	964	963
Expected return on plan assets	(12,240)	(11,033)	(10,579)	—	—	—
Amortization of prior service (credit) cost	63	18	185	(28)	(28)	(52)
Amortization of loss	2,394	1,504	812	123	83	11
Curtailment gain	—	—	—	—	—	(292)

Net periodic post-retirement benefit cost	$4,718	$4,421	$2,440	$1,067	$1,019	$642

          The following table represents amounts not yet reflected in net periodic benefit cost and included in accumulated other comprehensive loss at December 31.

	Pension Benefits		Other Benefits
(in thousands)	2011	2010	2011	2010
Prior service credit (cost)	$(444)	$(497)	$239	$267
Accumulated loss	(77,815)	(57,891)	(3,400)	(2,311)

Accumulated other comprehensive loss	$(78,259)	$(58,388)	$(3,161)	$(2,044)

          The accumulated benefit obligations for the plans at December 31, 2011 and 2010, were as follows.

(in thousands)	Pension Benefits	Other Benefits
December 31, 2011	$210,855	$18,820
December 31, 2010	$189,301	$17,242

          The weighted-average assumptions used to determine benefit obligation at December 31, 2011 and 2010 were as follows.

	Pension Benefits		Other Benefits
	2011	2010	2011	2010
Discount rate	5.0%	5.7%	5.0%	5.8%
Rate of compensation increase	3.7%	3.7%	—	—

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17 — PENSION PLANS (Continued)

          The weighted-average assumptions used to determine net periodic cost for years ending December 31, 2011, 2010 and 2009 were as follows.

	Pension Benefits			Other Benefits
	2011	2010	2009	2011	2010	2009
Discount rate	5.7%	6.1%	6.6%	5.8%	6.0%	6.3%
Expected return in plan assets	7.1%	7.1%	7.1%	—	—	—
Rate of compensation increase	3.7%	3.7%	3.9%	—	—	—

          The discount rate is based on settling the pension obligation with high-grade, high-yield corporate bonds, and the rate of compensation increase is based on actual experience and future expectations. The expected return on plan assets is based on historical performance as well as expected future rates of return on plan assets considering the current investment portfolio and investment strategy.

          The Company used the following health care cost inflation rate assumptions in measuring the accumulated post-retirement benefit obligations as of December 31, 2011, 2010 and 2009.

	2011	2010	2009
Rate assumed for next year	8.1%	8.4%	8.7%
Ultimate rate	4.5%	4.5%	4.5%
Year in which ultimate rate will be reached	2028	2028	2028

          A one percentage-point increase or decrease in assumed health care cost trend rates would have a minimal impact on total service and interest cost components as well as the post-retirement benefit obligation.

          The plans have been designed and adopted by the Company and certain of its affiliates as plan sponsor to provide qualifying employees with a meaningful foundation of retirement income. Benefits are defined by the plan terms with reference to employment-related factors including length of service. Employer contributions fund benefits and pay plan expenses.

          The primary objectives for investment of plan funds are to preserve and to grow the assets as the foundation for the long-term payment of benefits the plan is designed to provide. The objectives include achieving consistency of investment returns through both capital appreciation and current income. Diversification is intended to reduce the risk of large losses and to enhance opportunities for appropriate appreciation along with current income. Appropriate liquidity is designed to meet the plan's foreseeable benefit payment and administrative obligations.

          The Company's overall investment strategy is to achieve a mix of approximately 70% of investments for long-term growth and 30% for near-term benefit payments, with wide diversification of asset types, fund strategies and fund managers. The target allocations for plan assets are 36% equity securities, 57% fixed income securities and 7% to all other types of investments. Equity securities include investments in large-cap and small-cap companies located in the U.S. and internationally. Fixed income securities include corporate bonds of companies from diversified industries, mortgage-backed securities and U.S. treasuries. Other types of investments include investments in private real estate funds and absolute return funds that follow several different strategies.

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17 — PENSION PLANS (Continued)

          Public equity securities made directly through separate account structures are valued based upon closing prices reported in active trading markets and are classified as Level 1. Equity securities made indirectly via liquid pooled funds are valued at the net asset value (NAV) of the fund and are classified as Level 2.

          Fixed income securities made directly through separate account structures are valued based upon closing prices reported in the active trading markets and are classified as Level 1.

          International balanced investments made directly through separate account structures are valued based upon closing prices reported in the active trading markets and are classified as Level 1.

          Investments in real estate funds are valued at the NAV of the fund. Investments are classified as Level 3 due to a 90-day restriction on liquidity, and the valuations of the investments are based on internal factors.

          Absolute return strategies are investments with managers who seek specified levels of absolute returns with minimal correlation to market movements. Investments are typically made in limited partnerships and are valued at the NAV of the fund. Investments are classified as Level 3 due to a 90-day restriction on liquidity.

          The following table provides information on the fair value measurements of the plan assets as of December 31, 2011.

(in thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$1,295	$1,295	$—	$—
Equity securities:
Domestic small cap(a)	4,395	—	4,395	—
Domestic large cap(b)	29,188	5,959	23,229	—
International equity(c)	24,937	—	24,937	—
Fixed income securities:
Long duration fixed income(d)	71,888	59,786	12,102	—
Other types of investments:
International balanced(e)	25,922	—	25,922	—
Real estate(f)	6,244	—	—	6,244
Absolute return(g)	10,721	—	—	10,721

Total	$174,590	$67,040	$90,585	$16,965

(a)
This category represents funds that invest primarily in domestic common stocks.

(b)
This category represents mutual funds invested in broadly diversified common stocks and commingled funds that invest primarily in domestic common stocks.

(c)
This category represents funds that invest primarily in international common stocks.

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17 — PENSION PLANS (Continued)

(d)
This category represents mutual funds that invest primarily in investment-grade fixed income securities.

(e)
This category represents funds that invest primarily in international equity and fixed income securities.

(f)
This category represents funds that hold direct investments in real estate that are diversified by geography and type of property.

(g)
This category represents funds that invest in a wide range of instruments and markets, including domestic and international equities and equity-related instruments, fixed income and other debt-related instruments, currencies, commodities and derivative instruments.

          The following table provides information on the fair value measurements of the plan assets as of December 31, 2010.

(in thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$735	$735	$—	$—
Equity securities:
Domestic small cap(a)	5,712	—	5,712	—
Domestic large cap(b)	28,247	9,258	18,989	—
International equity(c)	21,243	—	21,243	—
Fixed income securities:
Long duration fixed income(d)	56,192	49,115	7,077	—
Other types of investments:
International balanced(e)	33,831	—	33,831	—
Real estate(f)	5,635	—	—	5,635
Absolute return(g)	10,016	—	—	10,016

Total	$161,611	$59,108	$86,852	$15,651

(a)
This category represents funds that invest primarily in domestic common stocks.

(b)
This category represents mutual funds invested in broadly diversified common stocks and commingled funds that invest primarily in domestic common stocks.

(c)
This category represents funds that invest primarily in international common stocks.

(d)
This category represents mutual funds that invest primarily in investment-grade fixed income securities.

(e)
This category represents funds that invest primarily in international equity and fixed income securities.

(f)
This category represents funds that hold direct investments in real estate that are diversified by geography and type of property.

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17 — PENSION PLANS (Continued)

(g)
This category represents funds that invest in a wide range of instruments and markets, including domestic and international equities and equity-related instruments, fixed income and other debt-related instruments, currencies, commodities and derivative instruments.

          The following table provides information on the changes in fair value measurements of Level 3 plan assets.

(in thousands)	Real Estate	Absolute Return	Total
Beginning balance, December 31, 2009	$5,130	$9,001	$14,131
Realized losses	(60)	—	(60)
Unrealized gains relating to instruments still held in the reporting period	509	515	1,024
Purchases, sales, issuances and settlements (net)	56	500	556

Ending balance, December 31, 2010	5,635	10,016	15,651

Realized losses	(43)	—	(43)
Unrealized gains (losses) relating to instruments still held in the reporting period	682	(425)	257
Purchases, sales, issuances and settlements (net)	(30)	1,130	1,100

Ending balance, December 31, 2011	$6,244	$10,721	$16,965

          The Company expects to contribute $15.7 million to its pension plans in 2012 excluding Other Benefits. Cash contributions in subsequent years will depend on a number of factors, including performance of plan assets and legislative changes.

          Administrative expenses of the plans were $1.0 million, $1.0 million and $0.7 million in 2011, 2010 and 2009, respectively. Future benefit payments expected to be paid to participants for years ending December 31 are shown below.

(in thousands)
2012	$11,357
2013	12,411
2014	12,962
2015	13,428
2016	13,870
2017+	75,102

$139,130

          The Company has 12 defined contribution retirement savings plans (Savings Plans) which provide for pension, disability and death benefits. Eligible employees are permitted to defer a portion of their compensation up to a maximum amount. The Company may match, at its discretion, a portion of each employee's contribution, subject to the Savings Plans' limitations. In addition, the Company may make annual discretionary contributions to the Savings Plans approved

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17 — PENSION PLANS (Continued)

by the Board of Directors. The Company contributed $7.1 million, $6.1 million and $5.9 million to the Savings Plans in 2011, 2010 and 2009, respectively.

          In 2009, the Company began providing a 401(k) restoration and/or an ESOP restoration plan to selected participants. Both plans are non-qualified benefit plans. The Company recorded expense of $0.2 million, $0.2 million and $0.2 million for the 401(k) plan and $0.9 million, $0.2 million and $0.5 million for the ESOP plan in 2011, 2010 and 2009, respectively.

          Long-term investments at December 31, 2011 and 2010 were $30.2 million and $30.7 million, respectively. These investments included assets held by the Company to fund its non-qualified benefit plans (Supplemental Employee Retirement Plan and defined compensation plans). The Company funds its plans through insurance policies which are in turn funded by equity and fixed income mutual funds. The Company recognized unrealized gains/losses related to these investments for the years ended December 31, 2011, 2010 and 2009 of $(1.3) million, $1.5 million and $2.4 million, respectively, in selling and administrative expenses. The associated liability included in accrued pension and other retirement costs was $25.9 million and $23.8 million as of December 31, 2011 and 2010, respectively

NOTE 18 — COMMITMENTS AND CONTINGENCIES

Leases

          The Company has operating leases that contain renewal options. Minimum rental commitments on non-cancellable operating leases for years ending December 31 are shown below.

(in thousands)
2012	$8,106
2013	7,131
2014	5,507
2015	3,952
2016	2,285
Thereafter	2,650

$29,631

          The Company's rent expense in 2011, 2010 and 2009 was $11.3 million, $7.3 million and $6.3 million, respectively. The Company also has capital lease obligations related to computer equipment, vehicles and equipment that are not material to these consolidated financial statements.

Letters of Credit

          The Company has a contingent liability for letters of credit outstanding in the amount of $15.7 million at December 31, 2011 and $13.0 million at December 31, 2010. These letters of credit primarily relate to the guarantee of a loan to the Company's Chilean joint venture and letters of credit required for various state workers' compensation programs.

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18 — COMMITMENTS AND CONTINGENCIES (Continued)

OFAC Violation

          In June 2011, the Company learned that a foundry operated by one of its foreign subsidiaries had been purchasing and using material from a distributor that had obtained the material from a supplier that procured the source material from Cuba. The purchase and sale of material originating in Cuba by a subsidiary of a U.S. corporation, wherever the subsidiary is located, is prohibited by laws and regulations governing the U.S. embargo of Cuba, which are administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (OFAC).

          Upon discovery, the Company immediately stopped purchasing from this distributor, temporarily halted production at the foundry and temporarily sequestered all affected inventory pending receipt of an OFAC license to sell the inventory. In July 2011, the Company resumed production at the foundry with material provided by another supplier and received a license from OFAC to sell most of the inventory that contained Cuban material. The Company has applied for a supplemental OFAC license to permit it to conduct other commercial transactions with respect to affected products and works in progress that remain in inventory.

          The Company voluntarily disclosed the violation to OFAC. Penalties for violations of OFAC regulations can be significant; however, OFAC has wide discretion in its assessment of violations. Due to the facts and circumstances surrounding the matter, the Company believes the assessment of a penalty cannot be assumed to be probable at this time. The Company estimates an assessed penalty of up to $5.5 million is reasonably possible. Any assessed penalty could differ significantly from this estimate, and the Company does not believe any amount within this estimated range is more likely than another. No reserve has been recorded for the potential penalty as of December 31, 2011.

Capital Expenditures

          On July 13, 2007, the Company entered into a 50/50 joint venture with its Chilean licensee, Compañía Electro Metalurgica S.A. (Elecmetal), to build an EPG foundry in Chile. The foundry's construction was delayed during the 2009 economic downturn; however, construction resumed during 2010 and the foundry is expected to be operational in 2012. As a result of the delay, the increased demand for construction resources in Chile and new building codes following the Chilean earthquake, the foundry's construction costs have increased approximately 50% from the 2007 start of the project. Construction of the foundry is estimated to cost approximately $80.0 million, $25.0 million of which will be funded by each joint venture partner. The remaining balance will be financed by a construction loan that will convert to a seven-year term loan upon completion of the foundry. The loan is secured by property, equipment and standby letters of credit in the amount of $7.6 million from each partner at December 31, 2011. The Company has funded $23.6 million through December 31, 2011 and will fund the remaining $1.4 million of the estimated costs in 2012.

Legal Proceedings

          The Company is subject to claims and litigation arising in the ordinary course of business, including those relating to exposure to hazardous materials, and regularly asserts its patent rights against parties that may be infringing those rights. Although the Company cannot predict the final outcome of pending legal proceedings with certainty, it does not expect the ultimate disposition of

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18 — COMMITMENTS AND CONTINGENCIES (Continued)

these matters to have a material adverse effect on its financial position, results of operations or cash flows.

Portland Harbor Superfund Site

          The Company received a questionnaire dated January 18, 2008 from the Environmental Protection Agency (EPA) regarding historical operational practices in connection with the Portland Harbor Superfund site. The EPA sent the questionnaire to approximately 300 businesses located along the Willamette River in Oregon. In a letter dated March 12, 2010 the EPA also named the Company as one of more than 100 businesses that are potentially responsible parties for this site. Consequently, the Company may be responsible for clean-up or other costs related to the site under the Comprehensive Environmental Response, Compensation, and Liability Act, also known as CERCLA or the Superfund law. The current aggregate clean-up costs to be allocated among responsible parties is estimated to be in excess of $2.0 billion. The Company has entered into a participation agreement with a group of named potentially responsible parties and other companies under which the Company admits to no liability. The agreement provides a framework to determine how to allocate clean-up costs among the parties to the agreement if the EPA finds them responsible. The inability of a party to pay its portion of assessed costs may result in increased costs to other parties. The Company is also participating in a process with other potentially responsible parties to quantify and potentially allocate natural resource damages claims with respect to the site. The Company cannot accurately predict its ultimate liability with respect to the Portland Harbor Superfund site at this time, but it could be substantial if the EPA determines that the Company is a responsible party for this site.

NOTE 19 — CONTINGENTLY REDEEMABLE EQUITY SECURITIES

          The Company recorded accounting adjustments to balances at the 2008, 2009 and 2010 fiscal year-ends to reflect that a total of 15,315 shares of Legacy Class A Common Stock had been incorrectly designated as contingently redeemable at those dates. The Company assessed the materiality of the adjustments on prior period financial statements in accordance with SEC Staff Accounting Bulletin 99 and concluded the adjustments were not material. However, because of the significance of this adjustment, the Company revised its 2010 and 2009 financial statements, including an adjustment to increase the beginning retained earnings at December 26, 2008 for the cumulative effect of the adjustments on prior periods. The adjustments have no effect on the Company's results of operations, cash flows or earnings per share for any period presented.

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19 — CONTINGENTLY REDEEMABLE EQUITY SECURITIES (Continued)

          The following table shows the effect of the adjustments on the Company's Consolidated Balance Sheets as of December 31, 2010 and 2009:

	December 31 2010	December 31 2009	December 26 2008
Contingently Redeemable Legacy Class A Common Stock
Previously reported	$124,493	$72,853	$72,010
Revised	113,954	66,137	65,324
Retained Earnings
Previously reported	(19,944)	36,222	28,591
Revised	(9,405)	42,938	35,277
Total Shareholders' Equity
Previously reported	(19,403)	31,432	5,044
Revised	(8,864)	38,148	11,730
Total Equity
Previously reported	(4,622)	44,699	17,259
Revised	5,917	51,415	23,945

Legacy Class A Common Stock

          Certain employee and director holders, and their permitted transferees, of Legacy Class A Common Stock are party to Restated Stock Transfer Restriction Agreements (RSTRA), Stock Transfer Restriction Agreements (STRA) or a Stock Purchase Agreement (SPA). A RSTRA gives a shareholder the right to sell back shares to the Company upon death, disability or retirement (for employees). A STRA gives a shareholder a right to sell back shares to the Company upon death or disability. A SPA gives a shareholder a right to sell back shares to the Company upon death or retirement (for employees) and requires the Company to purchase shares upon the termination of the shareholder's employment. Shareholders' rights to require the Company to purchase shares under RSTRAs, STRAs and SPAs are subject to restrictions in the Company's credit facilities and under state law.

          Since 2009, upon retirement or disability, each shareholder party to a RSTRA has had a right to sell to the Company a portion or all shares held by that shareholder in three installments over a two-year period: up to one-third of the shares on the date of the retirement or disability; between one-third and two-thirds of the shares on the first anniversary of the retirement or disability; and any remaining shares on the second anniversary of the retirement or disability. If a shareholder sells shares with a price more than $1.0 million at any of those installment sale dates, the Company may, at its option, pay $1.0 million on the sale date and half of the remaining amount on each of the first and second anniversaries of the sale date.

          Since 2009, successors in interest to shareholders party to a RSTRA may, upon the death of a shareholder, sell up to half of the shares held at death to the Company and any remaining shares on the first anniversary of the shareholder's death. When a sale right is exercised after a shareholder's death, the Company has the option of paying the purchase price in two equal annual installments.

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19 — CONTINGENTLY REDEEMABLE EQUITY SECURITIES (Continued)

          The price for any shares purchased by the Company is the fair value of the shares measured as of the last day of the fiscal quarter immediately preceding the quarter in which the death, disability or retirement occurs or in which the applicable anniversary of the retirement, death or disability occurs. Accordingly, the Company classifies shares subject to RSTRAs as contingently redeemable equity securities and revalues them each quarter. After completion of the offering made by this prospectus, the fair market value of the shares will be the trading value of the Class A Common Stock.

          Each shareholder party to a STRA has the right to sell all or some shares to the Company upon death or disability. The Company may elect to pay 25% of the purchase price on the sale date and the remaining 75% in 12 equal quarterly installments. The price for purchases under a STRA is the fair market value of the shares subject to the STRA as determined by the Company's Board of Directors. Accordingly, the Company classifies shares subject to STRAs as contingently redeemable equity securities and revalues them each quarter. After completion of the offering made by this prospectus, the fair market value of the shares will be the trading value of the Class A Common Stock.

          Shares subject to a SPA may only be sold or transferred in accordance with that SPA. Each shareholder subject to a SPA must sell his or her shares back to the Company upon death or termination of employment or service as a director. Shareholders who have not agreed to terminate their SPAs upon completion of the offering may require the Company to purchase their Class A Common Stock for 30 days after the conversion of those shares from Legacy Class A Common Stock into Class A Common Stock. The purchase price is equal to the book value per share on the last day of the most recently completed fiscal year, as adjusted to exclude items such as LIFO, accumulated other comprehensive loss for pension accounting and similar items. Unless otherwise agreed, the Company must repurchase the shares within 30 days of the date of death or separation from service.

Class C Preferred Stock

          The authorized number of shares of Class C Preferred Stock is 205,000. The ESOP owns all of the Class C Preferred Stock. The Class C Preferred Stock is nonvoting, except for certain protective voting rights and except where required by law. Each share of the Class C Preferred Stock is convertible into one share of Legacy Class A Common Stock at the discretion of the holder of the Class C Preferred Stock. The Class C Preferred Stock will automatically convert into Class A Common Stock when the ESOP has fully repaid its loan to the Company or upon an initial public offering of the Company's stock. See Note 21 — ESOP.

          All holders of Class C Preferred Stock have the right to sell back shares to the Company upon death, disability or separation pursuant to a distribution schedule that is determined by the reason for separation and the value of shares in an account. The price for any shares purchased by the Company is the fair value of the shares measured as of the last day of the fiscal quarter immediately preceding the quarter in which the shares are repurchased. Accordingly, the Company classifies shares as contingently redeemable equity securities and revalues them each quarter. The repurchase obligation terminates upon an initial public offering of the Company's stock when the Class C Preferred Stock converts to publicly tradable stock. At that time, the Class C Preferred Stock will be included in shareholders' equity.

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19 — CONTINGENTLY REDEEMABLE EQUITY SECURITIES (Continued)

Valuation of Legacy Class A Common Stock and Class C Preferred Stock

          To determine the fair value of the Legacy Class A Common Stock and the Class C Preferred Stock, the Company values the enterprise at the arithmetic average of the values derived through a guideline company method and a discounted cash flow method. The Company selects public companies comparable to the Company in respect to investment risk and return perspective and derives an estimated enterprise value after making adjustments for size, growth, profitability, global structure and risk considerations. Under the discounted cash flow method, the Company assumes a weighted average cost of capital and determines an enterprise value based on a detailed cash flow forecast for the next five years and a terminal value discounted to present value. At December 31, 2011, the Company's assumptions for this method were a weighted average cost of capital of 12.0% based on required return on equity of 14.9% (75% weight), a cost of debt after tax of 3.4% (25% weight) and a terminal value after the tenth year based on free cash flow with a capitalization rate of 9%, discounted to present value.

          Through the third quarter of 2010, the Company determined the fair value of its Class C Preferred Stock using the current method. This method allocates the enterprise value to the Legacy Class A Common Stock and Class C Preferred Stock based on their conversion values, which differ between these classes of stock primarily due to the value of the future dividend streams of the Class C Preferred Stock. Also, the Company included a 5% marketability discount when valuing the Class C Preferred Stock. At December 31, 2010 and for the quarter then ended, the Company changed its valuation method to a Black-Scholes option pricing model because this method was more appropriate given the increased likelihood of completing an initial public offering. The option pricing model of allocating enterprise value among common stock and preferred stock treats each class of stock as a call option on all or part of the enterprise's value. At December 31, 2010, the Company believed the probability of completing a public offering was 20%, and therefore it believed the Black-Scholes option pricing method, rather than a probability-weighted expected return method, was the appropriate valuation method. Under the Black-Scholes method, the Company used the enterprise value derived as described above and made assumptions for volatility, expected life and likely risk-free interest rates.

          At March 31, 2011, the Company changed its valuation method to the Probability Weighted Expected Return Method (PWERM) because this method was more appropriate given that the likelihood of completing an initial public offering was at least 50%. At December 31, 2011, the PWERM model used a 60% probability weighting of the Company completing a successful IPO by December 31, 2012 and a 40% probability weighting of remaining private. The Company used the guideline company method to calculate enterprise value under a successful completion of an IPO and based the calculation on the Company's projected 2012 adjusted EBITDA with the midpoint multiple of its guideline companies. The Company used a Black-Scholes model to calculate enterprise value under the assumption of remaining private. At December 31, 2011, the model included assumptions on volatility (35%), expected life (2.0 years) risk-free interest rate (0.25%) and a discount for lack of marketability of up to 15%.

          Applying the PWERM model at December 31, 2011 and the Black-Scholes model at December 31, 2010, the value of the Class C Preferred Stock was $809.64 and $891.65 per share, respectively, and the value of the Legacy Class A Common Stock was $705.50 and $688.20 per share, respectively.

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19 — CONTINGENTLY REDEEMABLE EQUITY SECURITIES (Continued)

Reclassification of Contingently Redeemable Equity Securities as Shareholders' Equity

          When the Company's repurchase obligation terminates, which will occur upon the conversion of the subject class of stock into publicly tradable securities, the subject stock is reclassified as shareholders' equity. This will occur, with respect to the Class C Preferred Stock, when the Company completes an underwritten public offering and, with respect to the Legacy Class A Common Stock, (1) immediately prior to the sale of those shares in the offering, (2) with respect to one-half of any remaining shares, 180 days after the completion of the offering, and (3) with respect to the remaining shares, 360 days after the completion of the offering.

NOTE 20 — SHARE-BASED COMPENSATION

          The Company's share-based compensation awards include options, performance unit awards, stock appreciation rights (SARs) and restricted stock unit awards. The Company also sponsors an employee stock ownership plan (ESOP) that is discussed in more detail in Note 21 — ESOP.

Stock Incentive Plans

          As of December 31, 2011, the Company had 2000 and 2010 Stock Incentive Plans (the "Plans") under which there were 175,000 and 162,500 shares of common stock reserved for issuance, respectively. The Plans were adopted by the Board of Directors and approved by the shareholders and provide for the grant of incentive options, non-qualified options and other stock-based compensation grants. The 2000 Stock Incentive Plan expired in 2010, and all remaining shares available rolled into the 2010 plan. At December 31, 2011, there were 229,984 shares available for grant in the 2010 Stock Incentive Plan and no shares available for grant in the 2000 Stock Incentive Plan. As of December 31, 2011 and 2010, all outstanding options were granted under the 2000 Stock Incentive Plan and no options had been granted under the 2010 Stock Incentive Plan. Unless terminated earlier, the 2010 Incentive Award Plan will continue in effect until all shares available for issuance under the plan have been issued and all restrictions on the shares have lapsed.

Stock Options

          Effective December 31, 2005, the Company adopted the fair value method of recognizing expense for stock-based compensation prescribed by ASC Topic 718. The Company applied the modified prospective approach to adoption in which expense is recognized prospectively for previously granted but unvested options and new option grants. Under this transition method, options granted prior to adoption continue to be reported under the intrinsic value method of expense recognition, under which compensation expense for employee stock options was not recognized if the exercise price of the option equaled or exceeded the fair value of the stock on the date of grant. Because the Company has granted no stock options since adoption of this method, no compensation expense has been recorded for options vesting during the reporting periods presented.

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 20 — SHARE-BASED COMPENSATION (Continued)

          A summary of option activity for the year ended December 31, 2011 is presented below.

	Number of shares	Weighted Average Exercise Price
Options outstanding December 31, 2010	20,103	$58.17
Granted	—	—
Exercised	(2,625)	50.80
Forfeited	(256)	65.51
Expired	—	—

Options outstanding December 31, 2011	17,222	$59.19

          During 2011, no options became exercisable and, as of December 31, 2011, all outstanding options were fully exercisable. The intrinsic value of options exercised during 2011 was $1.7 million. As of December 31, 2011, the aggregate intrinsic value of outstanding options was $11.1 million and the weighted average remaining contractual term was 3.4 years.

          During the years ended December 31, 2011, 2010 and 2009, the Company granted no options. There was no share-based compensation expense recognized or capitalized for stock options in years 2011, 2010 and 2009. Cash received for option exercises during 2011 was $0.1 million.

Performance Unit Awards

          On March 25, 2011, the Compensation Committee of the Company's Board of Directors approved the 2011-2013 Performance Unit Award Plan establishing a share-based performance unit award plan. The awards are contingent upon the achievement of specific cash flow and revenue growth criteria over a three-year period and are accounted for based on the likelihood of the performance targets being achieved. Performance unit awards are recorded in ESCO shareholders' equity in the Company's consolidated balance sheet. The related share-based compensation for 2011 was $1.4 million with an associated tax benefit of $0.5 million. At December 31, 2011, the Company had $2.1 million of unrecognized performance award related compensation expense for unvested awards.

          A summary of performance unit award activity for the years ended December 31, 2011 and 2010 is presented below.

(in thousands, except per share data)	2011	2010
Total shares granted	5,422	—
Weighted average grant date fair value per share	$792.57	—
Total grant date fair value of shares based on 100% achievement of performance criteria	$4,297	—

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 20 — SHARE-BASED COMPENSATION (Continued)

Stock Appreciation Rights

          The Plans also permit stock appreciation rights (SARs) to be granted to employees and directors. The Company's SARs vest at the end of a three-year period and expire no more than 10 years after the grant date. The Company issued cash-settled SARs in 2007 through 2010. At the time of grant, the SARs were to be settled in cash for the difference between the exercise price, which reflected the fair value of the Company's Legacy Class A Common Stock on the date of the grant, and the fair value of the stock upon exercise. As a result, SARs were recorded in the Company's consolidated balance sheet as a liability until exercise.

          At December 31, 2011, the Company had converted 92.6% of the previously cash-settled SARs awards to stock-settled SARs awards. At December 31, 2011, the Company had accrued $0.9 million in other accrued liabilities for the estimated payout liability for the remaining cash-settled SARs based on the fair value of those awards as of December 31, 2011.

          SARs issued during 2011 will be settled in shares of stock equal in value to the difference between the exercise price, which reflects the fair value of the Company's Legacy Class A Common Stock on the date of grant, and the fair value of the stock upon exercise. Stock-settled SARs are recorded in capital stock in the Company's consolidated balance sheet.

          A summary of SARs activity for the year ended December 31, 2011 is presented below.

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2010	49,534	$463.06
Granted	9,130	720.49
Exercised	—	—
Forfeited or expired	—	—

Outstanding at December 31, 2011	58,664	$503.12	7.5	$12,203

Exercisable at December 31, 2011	21,416	$460.57	6.0	$5,245

          The Black-Scholes option pricing model was used to determine the fair value of SARs granted. The following weighted average assumptions were used in calculating the fair value during the years presented below.

	2011	2010	2009
Risk-free interest rate	3.91%	3.65%	2.89%
Expected dividend yield	1.0%	—	—
Expected lives	10 years	10 years	10 years
Expected volatility	35%	30%	30%

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 20 — SHARE-BASED COMPENSATION (Continued)

          Information pertaining to SARs awards for the years ended December 31, 2011, 2010 and 2009 is presented below.

(in thousands, except per share data)	2011	2010	2009
Grant date fair value per share	$362.08	$199.56	$173.39
Total weighted-average fair value of grants	$3,306	$3,117	$2,168
Total intrinsic value of exercises	$—	$—	$—
Total fair value of SARs vested	$5,316	$1,524	$—
Total share-based liabilities paid	$—	$—	$—

          At December 31, 2011, the Company had $2.3 million of unrecognized SARs-related compensation expense yet to recognize for unvested awards, net of immaterial estimated forfeitures. This expense is expected to be recognized over a weighted-average period of one year. The impact of any change in the payout liability for vested awards will be recognized as incurred.

          Total SARs compensation expense recognized in years ended December 31, 2011, 2010 and 2009 is presented below.

(in thousands)	2011	2010	2009
Selling and administrative (income) expense	$9,285	$7,678	$—
Tax (benefit) expense	(3,482)	(2,956)	—

Net (income) expense	$5,803	$4,722	$—

          No share-based compensation expense related to SARs was capitalized during fiscal 2011, 2010 and 2009. Because no SARs were exercised in 2011, no cash was used to settle these awards during 2011.

Restricted Stock Unit Awards

          On November 1, 2011, the Board of Directors approved restricted stock unit awards for 15 key employees. The aggregate value of the restricted stock unit awards was $6.6 million at the date of award. The restricted stock unit awards will be issued on the earlier of (1) the date the public offering price of the Company's Class A Common Stock is determined or (2) within 30 days of the date the registration statement for the IPO is withdrawn. Share-based compensation expense will be recognized pro rata over the five-year vesting period from the date of grant. Share-based compensation expense for 2011 was insignificant.

NOTE 21 — ESOP

          The Company sponsors an employee stock ownership plan (ESOP) that covers all U.S. employees who meet service requirements. The Company makes annual contributions to the ESOP equal to the ESOP's debt service to the Company less dividends received by the ESOP on unallocated shares. All dividends and contributions received by the ESOP are used to pay debt service. The ESOP shares are pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees. The Company accounts for its ESOP in accordance with the guidance on stock compensation. Accordingly, the shares pledged as

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 21 — ESOP (Continued)

collateral are reported as unearned ESOP shares in the balance sheet. As shares are released from collateral, the Company reports compensation expense equal to the current fair value of the shares.

          ESOP non-cash compensation expense was $19.5 million, $17.3 million and $16.5 million for 2011, 2010 and 2009, respectively.

(in thousands, except share data)	2011	2010
Allocated shares	146,919	124,394
Shares repurchased from former employees	(5,391)	(3,617)
Unreleased shares	45,052	67,577

Total ESOP shares	186,580	188,354

Fair value of unreleased shares	$36,476	$60,255

NOTE 22 — NON-CONTROLLING INTERESTS

          The non-controlling interest for subsidiaries classified as a separate component of equity was $20.6 million and $14.8 million as of December 31, 2011 and 2010, respectively. Net earnings attributable to the noncontrolling interests from continuing operations were $6.5 million, $4.6 million and $2.5 million for 2011, 2010 and 2009, respectively. These amounts are net of income tax of $1.7 million, $1.2 million and $0.6 million for 2011, 2010 and 2009, respectively.

NOTE 23 — SHAREHOLDERS' EQUITY

Legacy Class A and Class B Common Stock

          The authorized number of shares of Legacy Class A Common Stock and Class B Common Stock is 5,000,000 and 243,737, respectively. The Company's Legacy Class A Common Stock and Class B Common Stock have one vote per share. Each share of Class B Common Stock automatically converts into one share of Legacy Class A Common Stock if transferred to other than specified persons. The Legacy Class A Common Stock and Class B Common Stock share equally and ratably with identical rights and preferences in any dividends, except those paid to Class C Preferred Stock shareholders.

          Upon liquidation, holders of Legacy Class A Common Stock and Class B Common Stock are entitled to receive ratably any distribution of assets after payment of certain preferential amounts to holders of Class C Preferred Stock. Each class votes separately on any amendment to the Company's Articles of Incorporation if the action would (1) adversely affect the rights, preferences and privileges of that class or (2) increase the number of authorized shares of that class. In addition, holders of Legacy Class A Common Stock and Class B Common Stock vote separately on a change in control or sale of the Company as long as a minimum number of shares of Class B Common Stock are outstanding.

          Certain holders of Legacy Class A Common Stock are party to the Company's Restated Stock Transfer Restriction Agreements, Stock Transfer Restriction Agreements or the Stock Purchase Agreement. See Note 19 — Contingently Redeemable Equity Securities. When the shares subject to those agreements convert to publicly tradable stock, those shares will be included in shareholders' equity.

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 23 — SHAREHOLDERS' EQUITY (Continued)

Class C Preferred Stock

          The authorized number of shares of Class C Preferred Stock is 205,000. The ESOP owns all of the Class C Preferred Stock. The Class C Preferred Stock is nonvoting, except for certain protective voting rights and except where required by law. Each share of the Class C Preferred Stock is convertible into one share of Class A Common Stock at the discretion of the holder of the Class C Preferred Stock. The Class C Preferred Stock will automatically convert into Class A Common Stock when the ESOP has fully repaid its loan to the Company or upon completion of an initial public offering of the Company's stock. See Note 21 — ESOP.

          All holders of Class C Preferred Stock have the right to sell back shares to the Company upon death, disability or separation pursuant to a distribution schedule that is determined by the reason for separation and the value of shares in an account. The price for any shares purchased by the Company is the fair value of the shares measured as of the last day of the fiscal quarter immediately preceding the quarter in which the shares are repurchased. Accordingly, the Company classifies these shares as contingently redeemable equity securities and revalues them each quarter. The repurchase obligation terminates upon an initial public offering of the Company's stock when the Class C Preferred Stock converts to publicly tradable stock. At that time, the Class C Preferred Stock will be included in shareholders' equity. See Note 19 — Contingently Redeemable Equity Securities.

NOTE 24 — ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

          Accumulated other comprehensive income (loss) represents primarily unrealized foreign currency translation gains and losses. These gains and losses are excluded from net earnings and exclude income tax expense or benefit because the Company has indefinitely reinvested the associated earnings of its non-U.S. subsidiaries. These foreign currency gains and losses will be realized when a foreign subsidiary is liquidated or sold. Other amounts recorded in other comprehensive income (loss) include adjustments related to pension and other retirement plans and derivative gains and losses related to interest rate hedges.

          The following reflects the balances included in other comprehensive income (loss), net of tax, for the years presented.

(in thousands)	2011	2010
Cumulative translation adjustment	$19,291	$28,561
Defined benefit plans	(51,967)	(38,115)
Derivatives and other	(4,880)	(248)

Total accumulated other comprehensive loss	$(37,556)	$(9,802)

NOTE 25 — EARNINGS PER SHARE AND PRO FORMA EARNINGS PER SHARE

          Basic earnings per share is computed by dividing the net earnings available to common shareholders by the weighted average number of shares of common stock outstanding. The net earnings available to common shareholders includes an adjustment to revalue Class C Preferred Stock to the current redemption value. For purposes of calculating diluted earnings per share, the

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25 — EARNINGS PER SHARE AND PRO FORMA EARNINGS PER SHARE (Continued)

denominator includes the weighted average number of shares of common stock outstanding, the weighted average number of preferred shares outstanding, and the number of dilutive common stock equivalents, such as stock options and Class C Preferred Stock, as determined using the treasury stock method and "as-if-converted."

          Basic and diluted net earnings per share were as follows for the years ended:

(in thousands, except per share data)	2011	2010	2009
Basic weighted average shares outstanding — common	1,096	1,086	1,083
Dilutive effect of employee stock options	17	32	35
Dilutive effect of unexercised SARs	11	—	—
Weighted average shares outstanding — Class C Preferred Stock	129	—	86

Weighted average shares outstanding assuming dilution	1,253	1,118	1,204

Net earnings from continuing operations attributable to ESCO common shareholders-basic	$61,930	$7,399	$26,182
Valuation adjustment on Class C Preferred Stock	(13,549)	—	(7,933)

Net earnings from continuing operations attributable to ESCO common shareholders-diluted	$48,381	$7,399	$18,249

Basic earnings per share from continuing operations allocated to ESCO common shareholders	$56.51	$6.81	$24.18

Diluted earnings per share from continuing operations allocated to ESCO common shareholders	$38.61	$6.62	$15.16

          For purposes of calculating earnings per share, the Company uses the "if converted" method. Because both classes of common stock share the same rights in dividends, basic and diluted earnings per share are the same for both classes under both the "if converted" method and the "two-class" method. For 2011, 9,130 unexercised SARs and 9,346 unvested restricted stock units were anti-dilutive and were excluded from diluted EPS. For 2010, the Class C Preferred Stock was anti-dilutive and was excluded from dilutive EPS. For 2009, there were no anti-dilutive shares excluded from diluted EPS.

          Pro forma basic and diluted net earnings per share of common stock (unaudited) has been computed to give effect to the assumed conversion of the Class C Preferred Stock into common stock, the expiration of the put options associated with the Legacy Class A Common Stock and the Class C Preferred Stock that will occur in connection with the IPO and through the first 360 days thereafter, and the 32-for-one stock split. Also, the numerator in the pro forma basic and diluted net earnings per share calculation has been adjusted to remove changes resulting from re-measurements of the outstanding Class C Preferred Stock through December 31, 2011.

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25 — EARNINGS PER SHARE AND PRO FORMA EARNINGS PER SHARE (Continued)

          The following table sets forth the computation of the Company's pro forma basic and diluted net earnings per share of common stock (unaudited):

(in thousands, except for per share data)	2011	2010	2009
Pro forma net earnings from continuing operations attributable to ESCO common shareholders	$48,381	$23,920	$18,249

Shares used in computing basic net earnings per share	35,072	34,752	34,656
Pro forma adjustments to reflect assumed conversion of Class C Preferred Stock	4,128	3,424	2,752

Shares used in computing pro forma basic net earnings per share	39,200	38,176	37,408

Shares used in computing diluted net earnings per share	40,096	35,776	38,528
Pro forma adjustments to reflect assumed conversion of Class C Preferred Stock	—	3,424	—

Shares used in computing pro forma diluted net earnings per share	40,096	39,200	38,528

Pro forma basic net earnings per share	$1.23	$0.63	$0.49
Pro forma diluted net earnings per share	$1.21	$0.61	$0.47

NOTE 26 — SEGMENT REPORTING

          The Company's reporting segments are based on the nature of business activities (types of products and production processes) from which each earns net sales and incurs expenses, financial information reviewed by the chief operating decision-maker (the Company's CEO), capital allocation and performance assessment process, organizational structure and financial information presented to the Board of Directors and investors. The chief operating decision maker uses segment operating income (loss) to evaluate performance, make strategic decisions and allocate resources. The Company's reporting segments are as follows:

          EPG: This segment designs, develops and manufactures wear parts, wear part carriers and attachments for capital equipment primarily used in the mining, infrastructure development, and industrial markets. EPG's products are composed of wear parts (including ground engagement tools and lip systems, crusher wear parts, dragline rigging and cutting edges), wear parts carrier systems (including dragline buckets, cable shovel buckets, hydraulic excavator buckets and shovel fronts, wheel loader buckets, truck bodies and dredge cutterheads) and industrial components (including wear parts for waste and metal recycling hammers and conveying systems).

          TTG: This segment manufactures superalloy precision investment cast components for the aerospace and power generation markets. TTG's products include complex superalloy metal components and products for airplane engines and industrial gas turbines.

Segment measurement and reconciliations

          The following list presents the more significant items related to segment measurement and reconciliation between the Company's segment reporting and its external reporting:

  1)
  The Company uses operating income (loss) to measure segment performance.

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 26 — SEGMENT REPORTING (Continued)

  2)
  The Company does not allocate general corporate administrative income/expense such as interest income and expense, income taxes, currency exposures, other income and expenses or management and administrative expenses that are not specifically identifiable to a segment, including ESOP compensation expense. Corporate administrative income/expense is reflected as a reconciling item between the results of the two reporting segments above and the total consolidated results reported in the Company's statement of earnings. Because of this unallocated income and expense, the operating income of each reporting segment does not reflect the operating income or loss the reporting segment would have had as a stand-alone business.

  3)
  There are no inter-segment sales between EPG and TTG.

          The following table presents information regarding operations by segment for the years ended December 31, 2011, 2010 and 2009:

(in thousands)	Total Net Sales	Depreciation and Amortization	Operating Income (Loss)	Capital Expenditures
Year ended December 31, 2011:
Engineered Products	$964,881	$29,403	$145,374	$50,121
Turbine Technologies	157,456	4,279	9,330	2,758

Total operating segments	1,122,337	33,682	154,704	52,879
All other	—	1,043	(56,869)	—

Total Company	$1,122,337	$34,725	$97,835	$52,879

Year ended December 31, 2010:
Engineered Products	$712,625	$23,086	$108,183	$18,603
Turbine Technologies	136,856	4,244	8,695	1,913

Total operating segments	849,481	27,330	116,878	20,516
All other	—	1,874	(42,909)	—

Total Company	$849,481	$29,204	$73,969	$20,516

Year ended December 31, 2009:
Engineered Products	$530,517	$20,484	$72,452	$13,379
Turbine Technologies	149,873	4,407	14,604	735

Total operating segments	680,390	24,891	87,056	14,114
All other	—	1,926	(32,648)	—

Total Company	$680,390	$26,817	$54,408	$14,114

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 26 — SEGMENT REPORTING (Continued)

          The following table presents segment accountable asset information for the years ended December 31, 2011 and 2010.

	Total Assets
(in thousands)	2011	2010
Engineered Products	$581,682	$408,689
Turbine Technologies	93,731	86,617

Total operating segments	675,413	495,306
All Other	178,817	230,456

Total Company	$854,230	$725,762

          The following table presents segment net sales by location of customer and long-lived assets by geographic area for the years ended December 31, 2011, 2010 and 2009.

	Net Sales by Location of Customer
(in thousands)	2011	2010	2009
United States	$441,854	$382,204	$325,933
Canada	135,036	101,668	89,893
All Others	545,447	365,609	264,564

Total	$1,122,337	$849,481	$680,390

	Long-lived Assets
(in thousands)	2011	2010	2009
United States	$117,157	$91,358	$93,826
Canada	36,885	38,856	38,006
Australia	39,055	33,290	—
All Others	90,006	75,929	76,717

Total	$283,103	$239,433	$208,549

          No single customer accounts for 10% or more of the Company's net sales or accounts receivable in the years ended December 31, 2011, 2010 and 2009.

NOTE 27 — BUSINESS ACQUISITIONS

          On July 18, 2011, the Company acquired Hydra Mining Tools International Ltd., based in the United Kingdom. The acquisition includes two manufacturing locations in the United Kingdom, 70% interest in a joint venture with operations in China and a small sales force in the United States.

          The acquisition price was $27.0 million, net of $2.8 million cash acquired. The purchase resulted in goodwill in the EPG reporting segment of $8.2 million. This goodwill is not deductible for

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 27 — BUSINESS ACQUISITIONS (Continued)

income tax purposes. The results of Hydra's operations have been included in the consolidated financial statements since the acquisition date and are presented below.

(in thousands)	Six Months Ended December 31, 2011 (Unaudited)
Net sales	$13,359
Gross profit	4,874
Operating profit	2,930
Net profit	2,507

          The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition.

(in thousands)	As of July 18, 2011
Net consideration	$26,990
Less:
Current assets	15,269
Property, plant and equipment	3,657
Brand intangible	292
Technology intangible	498
Customer relationships intangible	7,981
Add:
Current liabilities	5,265
Other liabilities	159
Noncontrolling interest in China JV	3,517

Goodwill	$8,234

          On February 1, 2011, the Company acquired the assets of Trans Equipment and Supply, Inc., a Wyoming-based U.S. company, for $8.4 million. Trans Equipment is a full-line equipment and supply company for the mining, infrastructure development and industrial markets. The purchase resulted in goodwill in the EPG reporting segment of $0.2 million. This goodwill is deductible for income tax purposes. The Trans Equipment acquisition allows the Company to offer direct supply and service to key mining and construction customers in Wyoming. The results of Trans Equipment's operations have been included in the consolidated financial statements since the acquisition date and are presented below.

(in thousands)	Eleven Months Ended December 31, 2011 (Unaudited)
Net sales	$23,809
Gross profit	5,944
Operating profit	3,452
Net profit	3,520

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 27 — BUSINESS ACQUISITIONS (Continued)

          The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition.

(in thousands)	As of February 1, 2011
Net consideration	$8,384
Less:
Current assets	7,566
Property, plant and equipment	1,631
Customer relationships intangible	1,019
Add:
Current liabilities	1,992

Goodwill	$160

          On December 1, 2010, the Company acquired 100% of the issued and outstanding shares of Austcast Pty Ltd in Brisbane, Australia, and its subsidiary Newlcast in Dunedin, New Zealand (collectively, Austcast). Austcast manufactures industrial products, and the Company adjusted operations at Austcast in 2011 to include production of ESCO's ground engaging tools (GET) and other mining and infrastructure wear parts.

          The results of Austcast's operations have been included in the consolidated financial statements since the acquisition date. The total acquisition price was $17.4 million, net of $1.0 million cash acquired, which resulted in goodwill in the EPG reporting unit of $12.2 million. This goodwill is deductible for income tax purposes.

          The following table summarizes the results of operation of the Austcast operations from the acquisition date to December 31, 2010.

(in thousands)	One Month Ended December 31, 2010 (Unaudited)
Net sales	$1,787
Gross profit	(67)
Operating profit	46
Net profit	509

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 27 — BUSINESS ACQUISITIONS (Continued)

          The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition, December 1, 2010.

(in thousands)	As of December 1, 2010
Net consideration	$17,366
Less
Current assets	7,498
Property, plant and equipment	1,334
Other assets	166
Add
Current liabilities	3,335
Other liabilities	487

Goodwill	$12,190

          On July 1, 2010, the Company acquired the Engineering and Mining Products divisions of Swift Group Holdings Pty Ltd, an Australian company. These divisions (Swift) provide equipment, truck and wear part fabrication and refurbishment services, including on-site maintenance services, in the Bowen and Surat Basins of Australia.

          The results of Swift's operations have been included in the consolidated financial statements since the acquisition date. The Company paid $17.5 million ($17.8 million cash less $0.3 million receivable from the former owners related to purchase price adjustments) net of $2.1 million cash acquired, which resulted in goodwill in the EPG reporting unit of $3.9 million. This goodwill is deductible for income tax purposes. The Swift acquisition expands the Company's footprint to provide a more direct presence throughout Australia's mining regions and enhances its product offering through its fabrication facilities and its patented mining truck body offering.

          The following table summarizes the results of the Swift operations from the acquisition date to December 31, 2010.

(in thousands)	Six Months Ended December 31, 2010 (Unaudited)
Net sales	$28,767
Gross profit	2,616
Operating profit	133
Net profit	1,343

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 27 — BUSINESS ACQUISITIONS (Continued)

          The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

(in thousands)	As of July 1, 2010
Net consideration	$17,526
Less:
Current assets	9,809
Property, plant and equipment	5,418
Patents	4,283
Customer relationships	2,998
Non-compete agreements	343
Deferred tax assets	1,129
Add:
Current liabilities	9,769
Other liabilities	610

Goodwill	$3,925

NOTE 28 — RESTRUCTURING AND OTHER

          The following table summarizes the restructuring activities during the years presented.

(in thousands)	Employee Severance	Curtailment Expense and Other Costs	Total
Beginning balance	539	340	879
Provisions	2,856	3,476	6,332
Deductions	(3,361)	(3,816)	(7,177)

December 31, 2009	34	—	34
Provisions	68	680	748
Deductions	(102)	(680)	(782)

December 31, 2010	—	—	—

Provisions	778	230	1,008
Deductions	(425)	(172)	(597)

December 31, 2011	$353	$58	$411

          To align cost structures with lower capacity utilization, the Company closed its Saskatoon, Saskatchewan foundry in 2009. This facility was part of the EPG segment. In 2009, the Company reduced its overall workforce by 17.6%, which resulted in employee severance costs. In 2010, the Company incurred additional shutdown costs and fair value adjustments related to the Saskatoon foundry. In 2011, the Company incurred expenses related to reductions in force to eliminate redundancies from acquisitions and a partial facility relocation.

ESCO Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 29 — DISCONTINUED OPERATIONS

          For the periods presented in the consolidated financial statements, businesses classified as discontinued operations included a portion of Soldering Rental, which was divested in the second quarter of 2009 as part of the transaction which resulted in the Company's acquisition of 100% of Soldering. Soldering Rental was in the EPG segment.

          There were no discontinued operations for 2011 or 2010. The following table shows selected financial information for the businesses included in discontinued operations for the year ended December 31, 2009.

(in thousands)	2009
Net sales	$506
Earnings before income taxes	$433
Income tax expense	$127
Net earnings attributable to non-controlling interests	$141
Net earnings from discontinued operations	$165

NOTE 30 — SUBSEQUENT EVENTS

          In preparing the audited financial statements, the Company has reviewed events that occurred after December 31, 2011, the balance sheet date, up until March 14, 2012, the date the accompanying audited financial statements were available to be issued.

          In February 2012, pursuant to the terms of the Unanimous Shareholders Agreement between the parties, the Company notified its joint venture partner in Alberta, Canada of its intent to purchase the partner's ownership interest in the joint venture for approximately $9 million. The Company expects to complete the purchase in June 2012.

World Headquarters
EPG Manufacturing Facility
EPG Sales and Distribution Site
EPG Licensee
TTG Manufacturing Facility

Global operations with local presence

                    Shares

ESCO Corporation

Class A Common Stock

Goldman, Sachs & Co.	Morgan Stanley

Wells Fargo Securities	Baird	KeyBanc Capital Markets	BMO Capital Markets

          Through and including                           , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

          The following table sets forth the costs and expenses, other than underwriting discounts, payable by us in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee and the FINRA filing fee.

Item	Amount*
SEC registration fee	$
FINRA filing fee
Initial NASDAQ Global Market listing fee
Legal fees and expenses
Accounting fees and expenses
Printing and engraving expenses
Transfer agent and registrar fees
Blue sky fees and expenses
Miscellaneous fees and expenses

Total	$

*
To be provided by amendment.

Item 14.    Indemnification of Directors and Officers

          Under Section 60.047(2)(d) of the Oregon Business Corporation Act, a corporation's articles of incorporation may limit the personal liability of directors under some circumstances. In accordance with Oregon law, our 2011 Restated Articles of Incorporation filed as an exhibit to this registration statement, to be in effect upon the completion of the offering made by this prospectus, limit a director's personal liability to us and our shareholders for monetary damages for conduct as a director, except for liability arising from any act or omission for which elimination of liability is not permitted under the Oregon Business Corporation Act.

          Under Section 60.391 of the Oregon Business Corporation Act, a corporation may indemnify a person who is made a party to a proceeding because the person is or was a director against liability incurred in the proceeding if (i) the person acted in good faith; (ii) the person reasonably believed the conduct was in the corporation's best interests, or at least was not opposed to its best interests; and (iii) in the case of a criminal proceeding, the person had no reasonable cause to believe the conduct was unlawful. In addition, a person who is wholly successful, on the merits or otherwise, in the defense of a proceeding in which the person was a party because the person was a director, is entitled to indemnification for expenses actually and reasonably incurred by the person in connection with the proceeding. Our 2011 Restated Articles of Incorporation, to be in effect upon the completion of the offering made by this prospectus, requires us to indemnify, to the fullest extent permitted by the Oregon Business Corporation Act, any current or former officer or director made, or threatened to be made, a party to or a witness or other participant in, any proceeding, by reason of the fact that the person is or was our director or officer, against liability and expenses of a type indemnified against under the Oregon Business Corporation Act. We must also advance expenses to or for any current or former director in advance of the final disposition of an indemnifiable proceeding upon the person's compliance with the advancement provisions of the Oregon Business Corporation Act.

          In addition, we have entered into indemnification agreements, a form of which is filed as an exhibit to this registration statement, with our directors, officers and some employees, which contain provisions that are in some respects broader than the specific indemnification provisions contained in the Oregon Business Corporation Act. The indemnification agreements may require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

          Reference is also made to the underwriting agreement filed as an exhibit to this registration statement, which, under certain conditions, provides for indemnification by the underwriters of our officers and directors against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities

          The following sets forth all securities issued by us within the past three years without registration under the Securities Act. No underwriters were involved in any of the stock issuances and, unless otherwise noted, no commissions were paid in connection therewith. In each of the following transactions, we relied on the exemption from registration under the Securities Act set forth in Rule 701.

          Certain of our employees have participated in a deferred compensation plan which allows participants to elect in advance of earning salary and bonuses to defer a portion of salary and bonuses and have the deferred amount credited to a plan account. Employees elected to defer $1.7 million, $1.3 million and $1.7 million in 2011, 2010 and 2009, respectively, into the deferred compensation plan.

          Since January 1, 2009, after giving pro forma effect to our 32-for-one stock split, our employees and directors have exercised options to purchase an aggregate of 723,680 shares of Legacy Class A Common Stock, with exercise prices ranging from $0.07 to $2.05 per share, depending upon the date of grant.

Item 16.    Exhibits and Financial Statements

          (a)     Exhibits

Exhibit No.	Description of Exhibit
*1.1	Form of Underwriting Agreement
**3.1	Form of 2011 Restated Articles of Incorporation of ESCO Corporation (to be in effect upon completion of the initial public offering)
**3.2	Form of 2011 Restated Bylaws of ESCO Corporation (to be in effect upon completion of the initial public offering)
**3.3	Third Restated Articles of Incorporation of ESCO Corporation
**3.4	Amended and Restated Bylaws of ESCO Corporation, as amended
*5.1	Form of Opinion of Stoel Rives LLP
**10.1	Credit Agreement Between ESCO Corporation, subsidiaries of ESCO Corporation named therein, as guarantors, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, Wells Fargo Bank, National Association, as Syndication Agent, Union Bank, N.A., as Documentation Agent, U.S. Bank National Association, as Co-Agent, and the Other Lenders named therein, dated November 18, 2010. Portions of this exhibit have been redacted and filed separately with the SEC pursuant to a confidential treatment request.
**10.2	Form of Restated Indemnity Agreement between ESCO Corporation and each of its directors and executive officers+
**10.3	2010 Stock Incentive Plan, as amended+
**10.4	2000 Stock Incentive Plan, as amended+
10.5	Form of Restated Stock Transfer Restriction Agreement and related form of amendment and schedule of parties
**10.6	[Reserved]

Exhibit No.	Description of Exhibit
**10.7	Form of Stock Option Agreement and related schedule+
**10.8	Form of Stock Appreciation Rights Agreement for grants after 2010 and related schedule+
**10.9	Form of Stock Appreciation Rights Agreement and form of amendment for grants prior to 2011 and related schedule+
10.10	Form of Performance Unit Award Agreement for 2011 grants and related schedule+
10.11	Form of Performance Unit Award Agreement for grants prior to 2011 and related schedule+
**10.12	ESCO Corporation Deferred Compensation Plan, as amended+
**10.13	ESCO Corporation Deferred Compensation Plan II, as amended+
**10.14	ESCO Corporation 401(k) Restoration Plan, as amended+
**10.15	ESCO Corporation Supplemental Executive Retirement Plan, as amended+
**10.16	ESCO Corporation 2005 Supplemental Executive Retirement Plan, as amended+
**10.17	Annual Cash Bonus Plan, as amended+
**10.18	ESCO Corporation ESOP Restoration Plan, as amended+
**10.19	ESCO Corporation Employee Stock Ownership Plan 2011 Restatement (As Amended and Restated Effective as of June 1, 2011)+
**10.20	Letter Agreement with Gene K. Huey+
**10.21	Stock Appreciation Rights Agreement for Steven D. Pratt+
**10.22	Amendments to Stock Appreciation Rights Agreement for Steven D. Pratt for grants prior to 2011+
**10.23	Form of Stock Award Agreement for non-employee directors and related schedule+
**10.24	Amendment No. 1 to Credit Agreement dated June 1, 2011 between ESCO Corporation and Bank of America, N.A., as Administrative Agent for the Lenders+
**10.25	Short-Term Incentive Plan+
**10.26	Amendments to SAR Award Agreements with Larry R. Huget+
**10.27	First Amendment to the ESCO Corporation Employee Stock Ownership Plan+
**10.28	Form of Restricted Stock Unit Award Agreement and related schedule+
10.29	Form of Performance Unit Award Agreement and related schedule for grants after 2011+
**21.1	Subsidiaries of the registrant
23.1	Consent of PricewaterhouseCoopers LLP
*23.2	Consent of Stoel Rives LLP (included in Exhibit 5.1)
**24.1	Powers of Attorney (included on the prior signature pages of this Registration Statement)

*
To be filed by amendment.

**
Previously filed.

+
Management contract or compensatory plan or arrangement.

          (b)     Financial Statement Schedules. Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17.    Undertakings

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted as to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          The undersigned registrant hereby undertakes to provide the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, we have duly caused this Amendment No. 5 to Registration Statement on Form S-1 to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on the 2nd day of April, 2012.

ESCO CORPORATION
By:	/s/ CALVIN W. COLLINS Calvin W. Collins, Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ CALVIN W. COLLINS Calvin W. Collins	Chief Executive Officer, President and Director (principal executive officer)	April 2, 2012
/s/ RAY VERLINICH Ray Verlinich	Chief Financial Officer (principal financial and accounting officer)	April 2, 2012
/s/ PETER F. ADAMS* Peter F. Adams	Director	April 2, 2012
/s/ FRANK ALVAREZ* Frank Alvarez	Director	April 2, 2012
/s/ STEPHEN E. BABSON* Stephen E. Babson	Director	April 2, 2012
/s/ PETER F. BECHEN* Peter F. Bechen	Director	April 2, 2012
/s/ FRANK JUNGERS* Frank Jungers	Director	April 2, 2012

Signature	Title	Date

/s/ STEVEN D. PRATT* Steven D. Pratt	Director	April 2, 2012
/s/ HENRY T. SWIGERT* Henry T. Swigert	Director	April 2, 2012
/s/ ROBERT C. WARREN, JR.* Robert C. Warren, Jr.	Director	April 2, 2012
/s/ JOHN W. WOOD, JR.* John W. Wood, Jr.	Director	April 2, 2012

*By	/s/ KEVIN S. THOMAS Kevin S. Thomas Attorney-in-Fact	April 2, 2012

Exhibit Index

Exhibit No.	Description of Exhibit
*1.1	Form of Underwriting Agreement
**3.1	Form of 2011 Restated Articles of Incorporation of ESCO Corporation (to be in effect upon completion of the initial public offering)
**3.2	Form of 2011 Restated Bylaws of ESCO Corporation (to be in effect upon completion of the initial public offering)
**3.3	Third Restated Articles of Incorporation of ESCO Corporation
**3.4	Amended and Restated Bylaws of ESCO Corporation, as amended
*5.1	Form of Opinion of Stoel Rives LLP
**10.1	Credit Agreement Between ESCO Corporation, subsidiaries of ESCO Corporation named therein, as guarantors, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, Wells Fargo Bank, National Association, as Syndication Agent, Union Bank, N.A., as Documentation Agent, U.S. Bank National Association, as Co-Agent, and the Other Lenders named therein, dated November 18, 2010. Portions of this exhibit have been redacted and filed separately with the SEC pursuant to a confidential treatment request.
**10.2	Form of Restated Indemnity Agreement between ESCO Corporation and each of its directors and executive officers+
**10.3	2010 Stock Incentive Plan as amended+
**10.4	2000 Stock Incentive Plan, as amended+
10.5	Form of Restated Stock Transfer Restriction Agreement and related form of amendment and schedule of parties
**10.6	[Reserved]
**10.7	Form of Stock Option Agreement and related schedule+
**10.8	Form of Stock Appreciation Rights Agreement for grants after 2010 and related schedule+
**10.9	Form of Stock Appreciation Rights Agreement and form of amendment for grants prior to 2011 and related schedule+
10.10	Form of Performance Unit Award Agreement for 2011 grants and related schedule+
10.11	Form of Performance Unit Award Agreement for grants prior to 2011 and related schedule+
**10.12	ESCO Corporation Deferred Compensation Plan, as amended+
**10.13	ESCO Corporation Deferred Compensation Plan II, as amended+
**10.14	ESCO Corporation 401(k) Restoration Plan, as amended+
**10.15	ESCO Corporation Supplemental Executive Retirement Plan, as amended+
**10.16	ESCO Corporation 2005 Supplemental Executive Retirement Plan, as amended+
**10.17	Annual Cash Bonus Plan, as amended+
**10.18	ESCO Corporation ESOP Restoration Plan, as amended+
**10.19	ESCO Corporation Employee Stock Ownership Plan 2011 Restatement (As Amended and Restated Effective as of June 1, 2011)+
**10.20	Letter Agreement with Gene K. Huey+
**10.21	Stock Appreciation Rights Agreement for Steven D. Pratt+
**10.22	Amendments to Stock Appreciation Rights Agreement for Steven D. Pratt for grants prior to 2011+
**10.23	Form of Stock Award Agreement for non-employee directors and related schedule+
**10.24	Amendment No. 1 to Credit Agreement dated June 1, 2011 between ESCO Corporation and Bank of America N.A., as Administrative Agent for the Lenders
**10.25	Short-Term Incentive Plan+
**10.26	Amendments to SAR Award Agreements with Larry R. Huget+
**10.27	First Amendment to the ESCO Corporation Employee Stock Ownership Plan+

Exhibit No.	Description of Exhibit
**10.28	Form of Restricted Stock Unit Award Agreement and related schedule+
10.29	Form of Performance Unit Award Agreement and related schedule for grants after 2011+
**21.1	Subsidiaries of the registrant
23.1	Consent of PricewaterhouseCoopers LLP
*23.2	Consent of Stoel Rives LLP (included in Exhibit 5.1)
**24.1	Powers of Attorney (included on the prior signature pages of this Registration Statement)

*
To be filed by amendment.

**
Previously filed.

+
Management contract or compensatory plan or arrangement.